As filed with the Securities and Exchange Commission on July 20, 2020.

Registration No. 333-239794

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Rackspace Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7370	81-3369925
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Fanatical Place

City of Windcrest

San Antonio, Texas 78218

(210) 312-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Holly Windham, Esq.

Executive Vice President,

Chief Legal and People Officer & Corporate Secretary

1 Fanatical Place

City of Windcrest

San Antonio, Texas 78218

(210) 312-4000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Brian M. Janson, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Michael Kaplan, Esq. Emily Roberts, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$100,000,000	$12,980

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of any additional shares that the underwriters have the option to purchase, if any. See “Underwriting (Conflict of Interest).”
(3)	The registrant previously paid the registration fee in connection with a prior filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 20, 2020

**PROSPECTUS**

Shares

# rackspace technology

## Common Stock

This is the initial public offering of shares of common stock of Rackspace Technology, Inc. We are offering shares of common stock.

We expect the public offering price to be between $ and $ per share. Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Select Market ("Nasdaq") under the symbol "RXT."

Following the completion of this offering, certain investment funds (the "Apollo Funds") managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries, "Apollo") will beneficially own approximately % of the voting power of our outstanding common stock (or approximately % if the underwriters exercise their option to purchase additional shares of our common stock in full). As a result, we expect to be a "controlled company" under the corporate governance rules for Nasdaq-listed companies and will be exempt from certain corporate governance requirements of such rules. See "*Risk Factors—Risks Related to this Offering and Ownership of our Common Stock*," "*Management—Controlled Company*" and "*Principal Stockholders*."

***Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 16 of this prospectus.***

| | Per Share | Total |
|---|---|---|
| Public offering price | $ | $ |
| Underwriting discounts and commissions(1) | $ | $ |
| Proceeds to us, before expenses | $ | $ |

(1) See "*Underwriting (Conflict of Interest)*" for additional information regarding the underwriters' compensation and reimbursement of expenses.

The underwriters may also exercise their option to purchase up to an additional shares from us at the public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.

**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**

The underwriters expect to deliver the shares of common stock against payment on or about , 2020.

**Goldman Sachs & Co. LLC** **Citigroup** **J.P. Morgan**

**RBC Capital Markets** **Evercore ISI**

**Barclays** **BMO Capital Markets** **Credit Suisse** **Deutsche Bank Securities** **HSBC**

**LionTree** **Siebert Williams Shank** **Drexel Hamilton** **Apollo Global Securities**

The date of this prospectus is , 2020

rackspace technology TM Solving Together™                TM

We combine our expertise with the world’s leading technologies – across applications, data and security – to deliver end-to-end multicloud solutions.                Our Mission                Embrace Empower Deliver                Technology Customers The Future

Fanatical Experience™ Experts on your side, doing what it takes to get the job done right. From first consultation to daily operations, Rackspace Technology combines the power of always-on service with best-in-class tools and automation to deliver technology when and how you need it.

**$400B**
Market Opportunity

**120K**
Customers

**2,500+**
Cloud certified professionals

**120**
Countries

**6,800**
Rackers (employees)

**62%**
Automated Workloads

$400B 120K Market Opportunity Customers in 120 Countries $2.4B 2019 Revenue 6,800 95% Rackers (employees) Recurring Revenue 62% Automated Workloads

What are you trying to solve?
1 Advise
2 Design
3 Build
4 Manage
5 Optimize
Applications
Multicloud
Security
Data
Fanatical Experience™
Our Technology Areas
Our Process

We partner with customers at every stage of their multicloud journey.
Applicatins Multicloud Security Data 1 Advise 2 Design 3 Build 4 Manage 5 Optimize What are you trying to solve?
Fanatical Experience TM Our Technology Areas Our Process

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

We have not, and the underwriters have not, authorized any other person to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus contains references to our trademarks, trade names and service marks. “Rackspace,” “Rackspace Technology,” “Fanatical Experience,” “RackConnect,” “Rackspace Service Blocks,” “Rackspace Fabric” and “MyRackspace” are registered or unregistered trademarks of Rackspace US, Inc. in the United States and/or other countries. OpenStack® is a registered trademark of OpenStack, LLC in the United States. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

INDUSTRY AND MARKET DATA

We include statements and information in this prospectus concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including third-party market studies, industry publications, surveys and forecasts). We have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The sources of certain statistical data, industry data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•

Gartner: “Forecast: IT Services, Worldwide, 2018-2024, 2Q20 Update”, published June 2020; “Multicloud: Why It Matters”, published March 2019; “Forecast Analysis: Infrastructure Services, Worldwide”, published September 2019; and “Magic Quadrant for Public Cloud Infrastructure Professional and Managed Services, Worldwide”, published on May 4, 2020, authored by Craig Lowery, To Chee Eng, et al.

The Gartner reports described herein (the “Gartner Content”) represent research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”) and are not representations of fact. Each Gartner Content speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in the Gartner Content are subject to change without notice.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

BASIS OF PRESENTATION

In this prospectus, unless otherwise indicated or the context otherwise requires, references to the “Company,” the “Issuer,” “we,” “us” and “our” refer to Rackspace Technology, Inc. and its consolidated subsidiaries.

ii

On November 3, 2016, Rackspace Hosting, Inc. (now named Rackspace Technology Global, Inc., or “Rackspace Technology Global”) was acquired by Inception Parent, Inc., an indirect wholly-owned subsidiary of the Company. We refer to the acquisition of Rackspace Hosting, Inc. (now named Rackspace Technology Global, Inc.) as the “Rackspace Acquisition.” As a result of the Rackspace Acquisition, periods before November 3, 2016 reflect the financial position and results of operations of Rackspace Technology Global, Inc. (such periods, the “Predecessor Periods”) and periods beginning and after November 3, 2016 reflect our financial position and results of operations, including the push-down accounting effects of the Rackspace Acquisition (such periods, the “Successor Periods”). Due to the change in the basis of accounting resulting from the Rackspace Acquisition and the push-down accounting effects, the consolidated financial statements for the Predecessor and Successor periods are not necessarily comparable.

All consolidated financial statements presented in this prospectus have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Company reports financial and operating information in three segments: (1) Multicloud Services, (2) Apps & Cross Platform and (3) OpenStack Public Cloud.

iii

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Our Mission

Embrace technology. Empower customers. Deliver the future.

Our Business

We are a leading end-to-end multicloud technology services company. We design, build and operate our customers’ cloud environments across all major technology platforms, irrespective of technology stack or deployment model. We partner with our customers at every stage of their cloud journey, enabling them to modernize applications, build new products and adopt innovative technologies. We serve our customers with a unique combination of proprietary technology resulting from over $1 billion of investment and services expertise from a team of highly skilled consultants and engineers. And we provide our customers with unbiased expertise and technology solutions, delivered over the world’s leading cloud services, all wrapped in a Fanatical Experience.

Cloud technology—the on-demand availability of compute, storage and networking—has revolutionized how companies manage their infrastructure and applications, providing businesses with greater flexibility and lower costs compared to legacy technologies. Over the past several years, businesses have adopted cloud solutions not only to drive cost, scale and reliability benefits, but also to create new revenue opportunities, increase their speed of innovation and compete with digital natives. At the same time, businesses are increasingly turning to the use of more than one cloud solution at a time (which we refer to as multicloud) to enhance performance, ensure redundancy and resilience and provide for increased security, compliance and governance. These trends have accelerated in recent periods as businesses create and adapt to new economic and labor models and are increasingly looking for technologies that enable digital transformation and enhance productivity.

The cloud has become the driver of innovation in the enterprise. At the same time, the number of cloud platforms, the diversity of services offered by each platform and the need to adapt to new paradigms create complexity that requires specialized expertise. Many companies lack the in-house resources to navigate this complexity, thereby limiting their ability to realize the full potential of the cloud. We believe this creates an opportunity for a services partner that enables businesses to fully embrace the power of multicloud technologies and, together, deliver incredible customer experiences.

We aim to be our customers’ most trusted advisor and services partner in their path to cloud transformation and to accelerate the value of their cloud investments. We give customers the ability to make fluid decisions when choosing the right technologies, and we recommend solutions based on customers’ unique objectives and workloads, irrespective of the underlying technology stack or deployment option. In this way, we empower our customers to harness the strength of the cloud.

Over the past eight years, we have invested over $1 billion and 12 million hours to develop a robust and proprietary suite of over 200 technology tools, branded solutions and accelerators for our customers. Our proprietary technology includes automation that ranges from service delivery to self-healing infrastructure, giving us the ability to anticipate and proactively respond to opportunities and threats. This toolset ensures consistency in our customers’ experience and allows our Rackers to automate key service and application management processes, freeing up resources to focus on strategic, high-value business opportunities. This drives an efficient business model that has generated revenue per employee of over $372,000 and $375,000 for the years ended December 31, 2018 and 2019, respectively, which we believe is ahead of our competitors and in line with leading software-as-a-service companies.

Our customers are served by a family of approximately 6,800 Rackers, including over 2,500 cloud-certified professionals. Our team includes some of the most qualified architects and engineers in the world, with over 2,700 Amazon Web Services (“AWS”) certifications, over 1,000 Google Cloud certifications, over 700 Microsoft Azure (“Azure”) certifications and over 400 VMware certifications worldwide as of May 31, 2020. Our Rackers are at the center of the customer experience—they maintain a hyper-focus on customer experience and satisfaction and are available to our customers 24x7x365 by phone, chat, email or web portal.

We have a culture of innovation that permeates all that we do. Our Rackers gather insights from customers, cloud partners and each other to design, implement and operate some of the most advanced cloud environments. With our deep technical expertise, we build alongside our customers to solve their most complex business challenges and explore their most promising business opportunities. Rackers are on the front lines of cloud technology and are often among the first to utilize the latest capabilities of the cloud when launching new solutions with our cloud partners. Our partnerships, Rackers and culture combine to ensure that we are at the forefront of major trends in technology, including cloud native application development, Internet of Things and containers. This expertise—and our ability to deliver it effectively—enables our customers to innovate faster and stay ahead of their competition.

Our business benefits from a highly efficient go-to-market strategy given our large installed base of recurring revenue. Our sales efforts are led primarily by a team of over 900 quota-bearing representatives and customer success managers. Our ecosystem of over 3,000 partners serves as an extension of our direct sales force, providing a source of additional new business opportunities. Our customer engagement model begins with our professional services, where we partner with a customer to assess its objectives and design the best cloud strategy to meet its needs, and continues with our flexible recurring service offerings.

We deliver our services to a global customer base through an integrated service delivery model. We have a presence in more than 60 cities around the world. This footprint allows us to better serve customers based in various countries, especially multinational companies requiring cross-border solutions. We have a strong presence with customers of all sizes, including large global enterprises, mid-market businesses and small and medium businesses (“SMBs”), which we define to be made up of customers with total revenue in excess of $1 billion, between $300 million and $1 billion and less than $300 million, respectively. As of March 31, 2020, our customer base included approximately 1,500 enterprises, 1,750 mid-market businesses and 120,000 SMBs.

Our success has been recognized by third parties and customers alike. We served over 120,000 customers across 120 countries as of December 31, 2018 and December 31, 2019, including more than half of the Fortune 100. Gartner has recognized us as a Leader in its 2020 report, Magic Quadrant for Public Cloud Infrastructure Professional and Managed Services, Worldwide, for the fourth year in a row. We have received several industry awards, including VMware’s Global Partner of the Year Award for Social Impact in 2020, Google Cloud’s Specialization Partner of the Year for Infrastructure in 2019

and the Red Hat Innovation Award in 2017. Additionally, we believe we are one of the leading consulting partners for Amazon Web Services, with 14 competencies as of March 31, 2020.

For the year ended December 31, 2019, we had revenue of $2,438.1 million, a net loss of $102.3 million, Adjusted EBITDA of $742.8 million and Adjusted Net Income of $62.4 million. For the three months ended March 31, 2020, we had revenue of $652.7 million, a net loss of $48.2 million, Adjusted EBITDA of $185.6 million and Adjusted Net Income of $27.0 million. See “—Summary Consolidated Financial and Other Data” for the definitions of Adjusted EBITDA and Adjusted Net Income (Loss) and a reconciliation of net loss to Adjusted EBITDA and Adjusted Net Income (Loss). As of March 31, 2020, we had $3,987.5 million face value of outstanding indebtedness, $3,037.5 million of which was attributable to the Rackspace Acquisition in 2016.

Our Transformation

Our predecessor company was founded in 1998. Historically, we focused on providing outsourced, dedicated IT infrastructure. Since the Rackspace Acquisition, we have transformed our business in several ways:

•

Core offerings and service expertise. We have invested in multiple high growth service offerings, including multicloud services, professional services, managed security and data services. In this process, we established one of the broadest partner ecosystems across the technology industry, including infrastructure partners such as AWS, Google, Microsoft and VMware, and application leaders such as Oracle, Salesforce, SAP and others. Additionally, we have made a series of transformative acquisitions to expand our cloud services capabilities and increase our geographic reach.

•

Go-to-market. In 2016, our sales process was focused on the sale of a narrow group of point products, most notably our OpenStack Public Cloud and Single Tenant (managed hosting) offerings. Today, our sales process uses a professional services-driven approach, providing holistic multicloud solutions to meet our customers’ objectives and evolving those solutions over the full lifecycle of their cloud journey. We also have increased our focus on serving enterprise customers, which we define as companies that generate $1 billion or more in revenue per year.

•

Investment in proprietary technology and automation capabilities. We have made significant investments to develop proprietary internal systems and tools for our customers. These include automation, artificial intelligence, predictive analytics and proprietary tools that make our services even more reliable and easier to use and extend our advantage over both our competitors and our customers’ ability to replicate these efficiencies on their own.

•

Management team. In April 2019, we announced the hiring of our new CEO, Kevin Jones, and, in July 2019, we announced the hiring of our new CFO, Dustin Semach, and our new COO, Subroto Mukerji. In addition to these executives, we have made additional new hires across the executive leadership team, bringing in new talent with relevant experience across the IT services and technology landscape. Collectively, our executive leadership team benefits from over 150 years of cumulative experience at large technology companies, many with direct experience leading businesses through major transformation initiatives including product introductions and M&A.

Today, we are a trusted partner to the cloud ecosystem. We maintain close relationships with major cloud infrastructure and application vendors, enabling us to provide our customers with complete, unbiased multicloud services, all through our single customer interface. We no longer actively market our OpenStack Public Cloud service, which once was competitive with hyperscale public cloud platforms and was highly capital intensive, in order to focus our resources on growing our multicloud services portfolio.

Our transformation has also benefited our financial model in several key ways:

•

We have increased the percentage of our revenue from segments which we believe benefit from attractive growth dynamics. In 2019, over 85% of our revenues came from our Multicloud Services and Apps & Cross Platform segments, which we refer to as our “Core Segments”. In contrast, in the twelve months ended September 30, 2016, less than 10% of our revenue came from our Cloud Office and Managed Cloud Services service offerings.

•

For the three months ended March 31, 2020, revenue from our Core Segments (“Core Revenue”) was $589.4 million, representing a 6% increase, on a constant currency basis, and a 5% increase, on an actual basis, over the three months ended March 31, 2019, giving effect to our acquisition of Onica Holdings LLC (“Onica”) in November 2019 as if it had occurred on January 1, 2019. This compares to year-over-year revenue growth of 3%, on a constant currency basis, and 0%, on an actual basis, for the three months ended September 30, 2016, our last completed fiscal quarter as a public company prior to the closing of the Rackspace Acquisition, based on the public company’s core service offerings at such time, which were Single Tenant (managed hosting) and OpenStack Public Cloud, and excluding Cloud Office and Managed Cloud Services.

•

We have decreased our capital intensity, which we define as total capital expenditures as a percentage of total revenue, from 16% for the twelve months ended September 30, 2016, to 9% for the twelve months ended March 31, 2020.

Our Opportunity

We believe that a paradigm shift is underway; today’s businesses are increasingly under pressure to move away from self-managed IT solutions and utilize multicloud technologies to compete effectively in a digital economy, resulting in a tailwind for technology and service providers that possess deep expertise in these areas. Our market opportunity represents the demand for cloud technology services. According to the Gartner Forecast: IT Services, Worldwide, 2018-2024, 2Q20 Update, the managed services and cloud infrastructure services market worldwide is estimated to be $410 billion in 2020 and is expected to grow 7% annually to $502 billion in 2023.

Our Integrated Services Portfolio

We serve our customers through an integrated services portfolio organized in two segments—Multicloud Services and Apps & Cross Platform. The services across these two segments are described in more detail below:

•

Multicloud Services: Our Multicloud Services segment includes our public and private cloud managed services offerings, as well as professional services related to designing and building multicloud solutions and cloud-native applications. We offer an integrated suite of managed services offerings across our private cloud, the leading public clouds and colocation. Our managed cloud services help customers determine, manage and optimize the right infrastructure, platforms and services on which to deploy their applications to achieve the best performance, agility, security and cost efficiency. We also help customers establish governance, operational and architectural frameworks to mitigate risks and reduce inefficiencies, so they can manage costs, achieve industry-specific compliance objectives and improve security.

•

Apps & Cross Platform: Our Apps & Cross Platform segment includes managed applications, managed security and data services, as well as professional services related to designing and implementing application, security and data services.

We deliver professional services across our entire portfolio, including multicloud solutions, applications, security and data. As part of our professional services process, we meet customers at every stage of their cloud journey and design solutions focused on modernizing their infrastructure and applications to enhance the value of their cloud technologies. This process often serves as the starting point for new business opportunities; following our initial professional services engagement, a customer will typically use any combination of our managed services under long-term contracts, and will often use our professional services multiple times as their technology needs continue to evolve.

In addition to our integrated services portfolio described above, we also offer our customers our OpenStack Public Cloud solution, our third reporting segment. This offering appeals to customers who (i) want to run applications on a public cloud that is built on open-source technology with no risk of vendor lock-in; (ii) value the expertise and exceptional customer service for which we are renowned; and (iii) want their public cloud and managed hosting platforms to work smoothly together, through technologies such as our proprietary RackConnect tool. While we expect to continue to offer our OpenStack Public Cloud solution, we ceased to actively market it to customers in 2017.

Our Technology Platform

Our technology platform is at the center of the Fanatical Experience that we deliver to customers. Our technologies focus on removing the complexities of multicloud deployments, unifying compelling aspects of the experience for our customers and enabling us to deliver scalable solutions.

•	Innovative automation drives efficiency for us and our customers, enabling us to rapidly and consistently deliver our solutions across multiple products and clouds at scale.

•	AIOps is a new field of software that combines monitoring, machine learning and automation to enhance IT operations.

•

Predictive operations enables our data scientists to build sophisticated models to provide actionable insights to our business leaders, increasing our agility and ability to identify opportunities that enhance our customer relationships.

•	Self-service APIs enable our customers to access data and resources programmatically, extending our automation and service delivery into their native tools and processes.

•

MyRackspace and other portals and associated mobile apps service over 200,000 active monthly users and support product specific self-service, insights, account management, security management, ticketing and billing.

•	Unified billing enables us to deliver an integrated single invoice for customers across all multicloud deployments.

•	Service management applications ensure scale, speed, quality and consistency in our service delivery.

Our Differentiation

We offer solutions that are differentiated from our peers and drive a continuous cycle of product innovation and product development while delivering a Fanatical Experience. These solutions both enable and are enabled by several key factors:

Focus on delivering strategic outcomes: Our value proposition to customers includes a focus on solving strategic business problems, rather than selling a product or group of products in a point sale. Our customers are able to use our services to drive new revenue streams and enhance the value of their cloud investments, which may include collecting data to create new product offerings and applications, connecting workloads between clouds or automatically scaling cloud usage to match demand.

Unified service experience for the multicloud: We have developed Rackspace Fabric, a multi-tenant, end-to-end service management platform enabling our customers to access all of our supported clouds and all of our managed services from a single, web-based interface. This technology provides our customers with a consistent experience across all clouds and enables us to deliver a scalable and efficient means of offering our Fanatical Experience to over 120,000 customers worldwide.

Unparalleled service expertise: Our business benefits from a family of approximately 6,800 Rackers, including over 2,500 cloud-certified professionals. This expertise provides our clients with services expertise at a level we believe to be unmatched by our peers and allows us to sustain our competitive advantage over competing technology vendors.

Efficient go-to-market enabled by close customer relationships: Following an initial deployment, we are constantly engaged with our customers, proactively looking for opportunities to enhance the value of their cloud investments and evolving our solutions with their needs over time. Our close customer and partner relationships drive an efficient go-to-market strategy, with sales efficiencies we believe are unmatched by competing companies. Recurring revenue comprised more than 95% of our revenue in 2019. Additionally, as of December 31, 2019, among our customers with Annual Recurring Revenue of over $100,000 (a group which comprised over 75% of our revenue), over 50% were using multiple services.

Differentiated relationships with technology partners: We benefit from differentiated partnerships with major public and private cloud vendors, including AWS, Azure, Google Cloud and VMware. We work with our partners’ sales teams to offer bundled solutions through a single go-to-market effort. Additionally, we have insight into our partners’ product roadmaps (and vice versa), providing critical inputs for both sides to develop complementary services and technology. We believe these relationships are beneficial to us, our customers and our partners; we and our partners both receive critical inputs for further innovation and benefit from joint go-to-market initiatives, while our customers are able to maximize their use of innovative technologies more efficiently, reduce time-to-market and remain competitive.

Customizable consumption of services: Our service model enables customers to adapt their consumption of our services with the evolving needs of their businesses. Rackspace Service Blocks are packages of services tailored to address specific cloud use cases and enable a customized consumption model whereby customers can match their cloud needs with the associated spend. Rackspace Service Blocks allow our customers to maintain greater agility, performance and cost-efficiency as compared to traditional IT services contracts.

Fanatical Experience: The Fanatical Experience that we deliver to our customers is the foundation of the trust our customers place in us when they choose us to build, manage and operate their cloud environments. We use monitoring tools to perform over 5 million checks of our customers’ cloud environments every five minutes to proactively identify issues and take action, and we receive over 500,000 monthly customer knowledge-based visits to our website. This has resulted in compelling metrics for us, including an average Net Promoter Score (“NPS”) of 44 for the three month period ended May 31, 2020, indicative of the quality of our customer experience.

Our Growth Strategies

In order to continue to drive growth and capture our large market opportunity, key elements of our growth strategies include:

Continue to innovate: We are a leader in cloud services across multicloud environments and will continue to invest in and grow our expertise and service offerings in major technology ecosystems such as cybersecurity, big data, containers, serverless computing and the Internet of Things.

Drive sales execution: We plan to continue executing on several sales initiatives that are designed to drive continued growth in our business.

Expand geographic reach: We believe there is significant need for our solutions on a global basis and, accordingly, opportunity for us to grow our business through further international expansion as these markets increase their use of multicloud solutions.

Leverage and expand our partner ecosystem: We benefit from close relationships with our cloud partners, allowing us to provide comprehensive multicloud services to our customers, and providing us with a source of new business opportunities and inputs for future product roadmaps.

Pursue strategic acquisitions: We intend to continue to explore potential transactions that could enhance our capabilities, increase the scope of our technology footprint or expand our geographic reach.

Recent Developments

The COVID-19 pandemic has accelerated cloud transformation efforts for new and existing customers and underscored the importance and mission-critical nature of multicloud strategies. Over the last several months, customers have increasingly turned to multicloud solutions to pivot to new business models and save costs. In fact, our hiring has continued to accelerate during the COVID-19 pandemic.

In response to the COVID-19 pandemic, we implemented a number of initiatives to ensure the safety of our Rackers. Since March 9, 2020, over 99.5% of our Rackers have been working from home. Additionally, our remote, technology-enabled model has enabled minimal disruption to our go-to-market efforts and service delivery organizations.

We believe our business benefits from a strong financial profile that positions us well in the current environment. Our exposure to customers remains broad and diverse, with over 120,000 customers across 120 countries as of March 31, 2020. Additionally, no customer generated more than 2% of our total revenue in 2019. As of March 31, 2020, we had $125.2 million in cash and cash equivalents, and $225.0 million and $30.3 million were available for borrowing under the Revolving Credit Facility portion of our Senior Facilities and our Receivables Financing Facility (each, as defined herein), respectively. In connection with the closing of this offering, we expect to increase the size of our Revolving Credit Facility to $375.0 million, and, after giving effect to such increase, we would have had $375.0 million of undrawn commitments as of March 31, 2020 under our Revolving Credit Facility.

Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategies also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategies. Some of the more significant challenges and risks we face include the following:

•	attracting new customers, retaining existing customers and selling additional services and comparable gross margin services to our customers;

•

risks associated with general economic conditions and uncertainties affecting markets in which we operate and economic volatility that could adversely impact our business, including the COVID-19 pandemic;

•	our ability to successfully execute our strategies and adapt to evolving customer demands, including the trend to lower-gross margin offerings;

•	risks associated with our substantial indebtedness and our obligations to repay such indebtedness;

•	the loss of, and our reliance on, third-party providers, vendors, consultants and software;

•	competing successfully against current and future competitors;

•	security breaches, cyber-attacks and other interruptions to our and our third-party service providers’ technological and physical infrastructures; and

•	our ability to meet our service level commitments to customers, including network uptime requirements.

Our Sponsor

Founded in 1990, Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, San Diego, Houston, Bethesda, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong, Shanghai and Tokyo. Apollo had assets under management of approximately $316 billion as of March 31, 2020 in credit, private equity and real assets funds invested across a core group of nine industries where Apollo has considerable knowledge and resources.

Upon the closing of this offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards because more than 50% of the voting power of our outstanding common stock will be beneficially owned by the Apollo Funds. For further information on the implications of this distinction, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management—Controlled Company.”

Following the closing of this offering, the Apollo Funds will continue to have the right, at any time until Apollo and its affiliates, including the Apollo Funds, no longer beneficially own at least 5% of the voting power of our outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number). See “Management—Board Composition,” “Certain Relationships and Related Party Transactions—Investor Rights Agreements” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors” for more information.

Corporate Information

We were organized under the laws of the State of Delaware as a corporation on July 21, 2016. We changed our name to Rackspace Technology, Inc. from Rackspace Corp. on June 11, 2020 after changing our name to Rackspace Corp. from Inception Topco, Inc. on March 31, 2020. Our principal executive offices are located at 1 Fanatical Place, City of Windcrest, San Antonio, Texas 78218. Our telephone number is (210) 312-4000. Our website is located at https://www.rackspace.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus.

The Offering

Issuer	Rackspace Technology, Inc.

Common stock outstanding before this offering	165,557,382 shares.

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full as described below).

Option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional shares from us. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting (Conflict of Interest).”

Common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and offering expenses payable by us, based on an assumed initial offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus).

We currently expect to use a portion of the net proceeds from this offering to repay $ million aggregate principal amount of the outstanding loans under our senior secured first lien term loan facility (the “Term Loan Facility”), to redeem, retire or repurchase $ million aggregate principal amount of our outstanding 8.625% Senior Notes due 2024 (the “8.625% Senior Notes”) and to pay related premiums, fees and expenses. The remainder of the net proceeds will be used for general corporate purposes. See “Use of Proceeds” for additional information.

Controlled company

Upon completion of this offering, the Apollo Funds will continue to beneficially own more than 50% of the voting power of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the Nasdaq rules, including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company.”

Dividend policy	We do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors. See “Dividend Policy.”

Listing	We have applied to list our common stock on Nasdaq under the symbol “RXT.”

Risk factors	You should read the section titled “Risk Factors” beginning on page 16 of this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

Conflict of interest	Apollo Global Securities, LLC, an affiliate of Apollo, is an underwriter in this offering. Affiliates of Apollo beneficially own in excess of 10% of our issued and outstanding common stock. As a result, Apollo Global Securities, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121, and this offering will be conducted in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Apollo Global Securities, LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Except as otherwise indicated, all of the information in this prospectus:

•	gives effect to a twelve-for-one stock split that was approved and effected on July 20, 2020 (the “Stock Split”);

•	assumes an initial public offering price of $ per share of common stock, the midpoint of the range set forth on the cover page of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase up to additional shares of common stock in this offering;

•

does not reflect the issuance of up to 10,663,741 shares of our common stock that may be issuable to an affiliate of ABRY (as defined herein) pursuant to the Datapipe Merger Agreement (as defined herein) as described further in “Certain Relationships and Related Party Transactions—Datapipe Merger Agreement”;

•

does not reflect                 shares of common stock reserved for future grant or issuable in respect of awards that may be granted under our new equity incentive plan (the “2020 Incentive Plan”) and                 shares of common stock reserved for future issuance under our new Employee Stock Purchase Plan (the “ESPP”). See “Executive Compensation—New Employee and Benefit Plans—2020 Incentive Plan” and “—Employee Stock Purchase Plan”; and

•

does not reflect 25,178,352 shares of common stock that may be issued upon the exercise of stock options and vesting of restricted stock units (“RSUs”) outstanding as of the consummation of this offering (excluding shares of common stock underlying the CFO IPO Grant (as defined herein)) under the Rackspace Technology, Inc. Equity Incentive Plan (the “2017 Incentive Plan”). The following table sets forth the outstanding stock options and RSUs under the 2017 Incentive Plan as of March 31, 2020 (giving effect to the Stock Split):

	Number of Options or RSUs	Weighted-Average Exercise Price Per Share
Vested stock options (time-based vesting)(1)	3,500,532	$10.63
Unvested stock options (time-based vesting)(1)	14,647,224	$13.13
Unvested stock options (performance-based vesting)(1)	6,327,984	$12.36
Unvested RSUs (time-based vesting)	499,176	N/A
Unvested RSUs (performance-based vesting)	90,000	N/A

(1)	Upon a holder’s exercise of one option, we will issue to the holder one share of common stock.

Summary Consolidated Financial and Other Data

The following tables present our summary consolidated financial and other data for the periods indicated. We have derived the summary historical consolidated statement of operations data and the summary historical consolidated statement of cash flows data for the years ended December 31, 2017, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived our summary historical consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2017 have been derived from our audited consolidated financial statements that are not included in this prospectus. We have derived the summary historical consolidated statement of operations data and the summary historical consolidated statement of cash flows data for the three months ended March 31, 2019 and 2020 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have derived our summary historical consolidated balance sheet data as of March 31, 2020 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of March 31, 2019 have been derived from our unaudited interim consolidated financial statements that are not included in this prospectus. Our summary consolidated financial and other data includes the results of operations for completed acquisitions subsequent to their respective acquisition dates. Our historical results are not necessarily indicative of our results that may be expected for any future period. The following summary consolidated financial and other data should be read in conjunction with the sections titled “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Dividend Policy” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
(In millions, except per share data and percentages)	2017	2018	2019	2019	2020
Consolidated Statement of Operations data:
Revenue	$2,144.7	$2,452.8	$2,438.1	$606.9	$652.7
Cost of revenue	(1,354.1)	(1,445.7)	(1,426.9)	(356.0)	(403.4)

Gross profit	790.6	1,007.1	1,011.2	250.9	249.3
Selling, general and administrative	(942.2)	(949.3)	(911.7)	(231.7)	(227.8)
Impairment of goodwill	—	(295.0)	—	—	—
Gain on sales, net	5.2	—	2.1	2.1	—
Gain on settlement of contract	28.8	—	—	—	—

Income (loss) from operations	(117.6)	(237.2)	101.6	21.3	21.5

Other income (expense):
Interest expense	(223.4)	(281.1)	(329.9)	(89.0)	(72.0)
Gain (loss) on investments, net	4.6	4.6	99.5	0.1	(0.1)
Gain (loss) on extinguishment of debt	(16.9)	0.5	9.8	4.5	—
Other income (expense)	(7.4)	12.7	(3.3)	(4.0)	(0.6)

Total other expense	(243.1)	(263.3)	(223.9)	(88.4)	(72.7)

Loss before income taxes	(360.7)	(500.5)	(122.3)	(67.1)	(51.2)
Benefit for income taxes	300.8	29.9	20.0	9.6	3.0

Net loss	$(59.9)	$(470.6)	$(102.3)	$(57.5)	$(48.2)

Net loss per share:
Basic and diluted	$(0.39)	$(2.85)	$(0.62)	$(0.35)	$(0.29)
Weighted average number of shares outstanding:
Basic and diluted	153.7	165.2	165.3	165.2	165.4

Consolidated Balance Sheet data (at end of period):
Cash and cash equivalents	$230.9	$254.3	$83.8	$194.3	$125.2
Total assets	$6,551.3	$6,111.4	$6,272.4	$6,209.0	$6,254.0
Non-current liabilities	$4,708.0	$4,638.1	$4,701.7	$4,720.3	$4,770.0
Total liabilities	$5,178.3	$5,203.6	$5,373.6	$5,286.3	$5,457.4
Total stockholders’ equity	$1,373.0	$907.8	$898.8	$922.7	$796.6

Consolidated Statement of Cash Flows data:
Net cash provided by operating activities	$291.7	$429.8	$292.9	$23.1	$24.8
Net cash (used in) investing activities	$(1,226.2)	$(348.3)	$(386.5)	$(43.8)	$(32.4)
Net cash (used in) provided by financing activities	$867.5	$(53.7)	$(79.2)	$(41.3)	$50.6

	Year Ended December 31,				Three Months Ended March 31,
(In millions, except per share data and percentages)	2017	2018	2019		2019	2020

Key operating metrics and other data:
Bookings	$546.8	$597.5		$700.7	$139.0		$230.5
Annualized Recurring Revenue (ARR)	$2,262.5	$2,374.3		$2,411.6	$2,382.2		$2,482.1
Quarterly Net Revenue Retention Rate	98%	98%		98%	98%		98%
Capital expenditures	$192.8	$348.1		$209.7	$56.0		$75.4

Non-GAAP financial data:
Adjusted EBITDA(1)	$773.5	$815.8		$742.8	$185.6		$185.6
Adjusted EBIT(1)	$143.2	$370.3		$414.3	$94.4		$108.5
Adjusted Net Income (Loss)(1)	$(56.1)	$65.2		$62.4	$4.0		$27.0
Pro Forma Adjusted EPS(1)(2)			$			$

(1)

Adjusted EBITDA, Adjusted EBIT, Adjusted Net Income (Loss) and Pro Forma Adjusted EPS are non-GAAP measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for important information about these measures.

The following table reconciles our calculations of Adjusted EBITDA, Adjusted EBIT and Adjusted Net Income (Loss) to our net loss for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
(In millions)	2017	2018	2019	2019	2020
Net loss	$(59.9)	$(470.6)	$(102.3)	$(57.5)	$(48.2)
Share-based compensation expense	10.2	20.0	30.2	5.9	7.5
Cash settled equity and special bonuses(a)	66.2	36.1	24.1	5.5	8.3
Transaction-related adjustments, net(b)	36.7	31.5	22.5	4.8	8.4
Restructuring and transformation expenses(c)	31.7	44.8	54.3	13.8	15.0
Management fees(d)	18.9	15.9	16.2	2.9	3.6
Legal contingency(e)	4.4	—	—	—	—
Impairment of goodwill	—	295.0	—	—	—
Net (gain) loss on divestiture and investments(f)	(9.8)	(4.6)	(101.6)	(2.1)	0.1
Gain on contractual settlement(g)	(28.8)	—	—	—	—
Net (gain) loss on extinguishment of debt(h)	16.9	(0.5)	(9.8)	(4.5)	—
Other (income) expense(i)	7.5	(12.7)	3.3	3.8	0.6
Amortization of intangible assets(j)	126.6	164.2	167.5	42.4	44.2
Tax effect of non-GAAP adjustments(k)	(276.7)	(53.9)	(42.0)	(11.0)	(12.5)

Adjusted Net Income (Loss)	$(56.1)	$65.2	$62.4	$4.0	$27.0
Interest expense	223.4	281.1	329.9	89.0	72.0
Benefit for income taxes	(300.8)	(29.9)	(20.0)	(9.6)	(3.0)
Tax effect of non-GAAP adjustments(k)	276.7	53.9	42.0	11.0	12.5

Adjusted EBIT	143.2	370.3	414.3	94.4	108.5
Depreciation and amortization	756.9	609.7	496.0	133.6	121.3
Amortization of intangible assets(j)	(126.6)	(164.2)	(167.5)	(42.4)	(44.2)

Adjusted EBITDA	$773.5	$815.8	$742.8	$185.6	$185.6

(a)

Includes expense related to the cash settlement of unvested equity awards that were outstanding at the consummation of the Rackspace Acquisition (amounting to $58 million, $26 million and $3 million for the years ended December 31, 2017, 2018 and 2019, respectively, and $3 million and zero for the three months ended March 31, 2019 and 2020, respectively), retention bonuses, mainly relating to restructuring and integration projects, and, beginning in the second quarter of 2019, senior executive signing bonuses and relocation costs.

(b)

Includes legal, professional, accounting and other advisory fees related to completed acquisitions (including the Rackspace Acquisition in 2016 and the acquisitions of TriCore and Datapipe in 2017, RelationEdge in 2018 and Onica in the fourth quarter of 2019), integration costs of acquired businesses, purchase accounting adjustments (including deferred revenue fair value discount), payroll costs for employees that dedicate significant time to supporting these projects and exploratory acquisition and divestiture costs and expenses related to financing activities.

(c)

Includes consulting and advisory fees related to business transformation and optimization activities, payroll costs for employees that dedicate significant time to these projects, as well as associated severance, facility closure costs and lease termination expenses. We assessed these activities and determined that they did not qualify under the scope of ASC 420 (Exit or Disposal costs).

(d)

Represents historical management fees pursuant to our existing management consulting agreements. The existing management consulting agreements will be terminated effective as of the pricing of this offering and therefore no management fees will accrue or be payable for periods after the pricing of this offering. See “Certain Relationships and Related Party Transactions—Management Consulting Agreements” elsewhere in this prospectus.

(e)	Includes patent-related settlement costs, which our management determined were not related to our recurring, underlying operations.
(f)	Includes gains from the disposition of our Mailgun business and, in 2019, the sale of our investment in CrowdStrike Holdings, Inc. (“CrowdStrike”).
(g)	Represents a gain on the cash settlement with a customer to terminate a multi-year agreement in advance of its scheduled expiry date (in June 2018).
(h)	Includes losses related to two Term Loan Facility amendments in 2017 and gains on our repurchases of 8.625% Senior Notes in 2018 and 2019.
(i)	Reflects mainly changes in the fair value of foreign currency derivatives.
(j)	All of our intangible assets are attributable to acquisitions, including the Rackspace Acquisition in 2016.
(k)

We utilize an estimated structural long-term non-GAAP tax rate in order to provide consistency across reporting periods, removing the effect of non-recurring tax adjustments, which include but are not limited to tax rate changes, U.S. tax reform, share-based compensation, audit conclusions and changes to valuation allowances. When computing this long-term rate for 2019 and the 2020 interim period, we based it on an average of the 2019 and estimated 2020 tax rates, recomputed to remove the tax effect of non-GAAP pre-tax adjustments and non-recurring tax adjustments, resulting in a structural non-GAAP tax rate of 26%. For 2017 and 2018, we used a structural non-GAAP tax rate of 30% and 27%, respectively, which reflects the removal of the tax effect of non-GAAP pre-tax adjustments and non-recurring tax adjustments on a year-by-year basis. The non-GAAP tax rate could be subject to change for a variety of reasons, including the rapidly evolving global tax environment, significant changes in our geographic earnings mix including due to acquisition activity, or other changes to our strategy or business operations. We will re-evaluate our long-term non-GAAP tax rate as appropriate. We believe that making these adjustments facilitates a better evaluation of our current operating performance and comparisons to prior periods.

(2)

The following table reconciles our GAAP net loss per share on a diluted basis to our Pro Forma Adjusted EPS (which gives effect to the Stock Split and is further adjusted for the number of shares to be issued in this offering and equity awards which would be dilutive to our Pro Forma Adjusted EPS as described in footnote (b) below):

	Year Ended December 31, 2019	Three Months Ended March 31, 2020
(In whole dollars)
GAAP net loss per share (diluted)	$	$
Per share impacts of adjustments to net loss(a)
Impact of shares dilutive after adjustments to net loss(b)

Pro Forma Adjusted EPS(c)	$	$

(a)

Reflects the aggregate adjustments made to reconcile Adjusted Net Income (Loss) to our net loss, as noted in the above table, divided by the GAAP diluted number of shares outstanding for the relevant period, as adjusted for the Stock Split.

(b)

Reflects the impact of (1) the issuance of                 shares of common stock to be sold in this offering (assuming no exercise of the underwriters’ option to purchase additional shares of common stock in this offering), (2) 2,665,935 shares of our common stock that we expect will become issuable to an affiliate of ABRY pursuant to the Datapipe Merger Agreement based on an assumed initial public offering price of $             per share, subject to the satisfaction of the conditions to such shares being issued as described in “Certain Relationships and Related Party Transactions—Datapipe Merger Agreement,” and (3)                 and                 shares of common stock relating to equity awards for the year ended December 31, 2019 and three months ended March 31, 2020, respectively. These awards would have been anti-dilutive to GAAP net loss per share, and therefore not included in the calculation of GAAP EPS, but would be dilutive to Pro Forma Adjusted EPS and are therefore included in the share count for purposes of presenting this non-GAAP measure.

(c)

Each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our Pro Forma Adjusted EPS by approximately $                 for the year ended December 31, 2019 or $                 for the three months ended March 31, 2020.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our common stock. In addition, past financial performance may not be a reliable indicator of future performance and historical trends may not predict results or trends in future periods. Any of the following risks could materially and adversely affect our business, financial condition and results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

If we are unable to attract new customers, retain existing customers and sell additional services and sell comparable gross margin services to customers, our revenue and results of operations could be adversely affected.

Our ability to maintain or increase our revenues and profit may be impacted by a number of factors, including our ability to attract new customers, retain existing customers and sell additional services and comparable gross margin services to our customers. In addition, as we seek to grow our customer base increasingly through outbound sales, we expect to incur higher customer acquisition costs and, to the extent we are unable to retain and sell additional services to existing customers, our revenue and results of operations may decrease.

Growth in the demand for our services may be inhibited and we may be unable to profitably maintain or grow our customer base for a number of reasons, such as:

•	our inability to provide compelling services or effectively market them to new and existing customers;

•	loss of our favorable relationships with our third-party cloud service providers;

•	customer migration to platforms that we do not have expertise in managing;

•	the inability of customers to differentiate our services from those of our competitors or our inability to effectively communicate such distinctions;

•	the decision of customers to host internally or in colocation facilities as an alternative to the use of our services;

•	the decision of customers to use internal or other third-party resources to manage their platforms and applications;

•	reductions in IT spending by customers or potential customers;

•	our inability to penetrate international markets;

•	a reduction in the demand for our services due to macroeconomic factors in the markets in which we operate;

•	our inability to strengthen awareness of our brand; and

•	reliability, quality or compatibility problems with our services.

Moreover, we may face difficulty retaining existing customers over the long term. Certain customer contracts, particularly within our Multicloud Services segment, typically have initial terms (typically from 12 to 36 months) and, unless terminated, may be renewed or automatically extended on a month-to-month basis. Our customers have no obligation to renew their services after their initial contract periods expire and any termination fees associated with an early termination may not be sufficient to recover our costs associated with such contracts. In addition, many of our other service offerings, including most of our public cloud offerings, can be based on a consumption model and can be canceled at any time without penalty. As a result, we may face high rates of customer churn if we are unable to meet our customer needs, requirements and preferences.

Our costs associated with generating revenue from existing customers are generally lower than costs associated with generating revenue from new customers, and depending on the customer and the service offering, there may be substantial variation in the gross margins associated with existing and new customers. Any failure by us in continuing to attract new customers or grow our revenue from existing customers could have a material and adverse effect on our business, financial condition and results of operations.

Our business is affected by general economic conditions and uncertainties affecting markets in which we operate and economic volatility could adversely impact our business.

Our overall performance depends in part on worldwide economic and geopolitical conditions. The United States (the “U.S.”), the United Kingdom (the “U.K.”) and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. These economic conditions can arise suddenly and the full impact of such conditions can remain uncertain. In addition, geopolitical developments, such as existing and potential trade wars and other events beyond our control, such as the COVID-19 pandemic, which has resulted in the imposition of related public health measures and travel restrictions, and civil unrest can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Any of these effects could have a material and adverse impact on our business, financial condition and results of operations.

The recent outbreak of a novel strain of coronavirus, now referred to as COVID-19, has spread, and continues to spread, globally and the World Health Organization declared the outbreak to constitute a “pandemic” in March 2020. Currently, COVID-19 has not had a significant impact on our operations or financial performance; however, the extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events and effect on our vendors, all of which are uncertain and cannot be predicted. For example, in response to the COVID-19 pandemic, we have shifted to a work from home environment for all employees whose presence in the office is nonessential. In addition, we have and may in the future continue to postpone or cancel customer, employee or industry events, which could impact our brand visibility and our ability to obtain new customers. Moreover, any deterioration in economic conditions resulting from the COVID-19 pandemic can affect the rate of IT spending, and any reductions may fall disproportionately on outsourced and cloud-based solutions like ours. In addition, impacts of the COVID-19 pandemic may be exacerbated by the disproportionate impact it is having on the small and medium-size businesses that make a large portion of our customer base, many of which may be forced to shut down or limit operations for an indefinite period of time. Economic weakness, customer financial difficulties and constrained spending on IT operations could adversely affect our customers’ ability or willingness to purchase our service offerings, delay purchasing decisions and lengthen our sales cycles, reduce the value or duration of their subscription contracts, or increase churn, all of which could have a material and adverse effect on our sales and operating results. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

If we are unable to successfully execute our strategies and continue to develop and sell the services and solutions our customers demand, our business, financial condition and results of operations may suffer.

We must adapt to rapidly changing customer demands and preferences in order to successfully execute our strategies. This requires us to anticipate and respond to customer demands and preferences, address business model shifts, optimize our go-to-market execution by improving our cost structure, align sales coverage with strategic goals, improve channel execution and strengthen our services and capabilities in our areas of strategic focus. Any failure to successfully execute our strategies, including any failure to invest in strategic growth areas, could adversely affect our business, financial condition and results of operations.

Our strategies require significant investments that may adversely affect our near-term revenue growth and results of operations.

We expect the implementation of our strategies to require significant investments, and the investments we must make could result in lower gross margins and raise our operating expenses and capital expenditures. The risks and challenges we face in connection with our strategies include upgrading and integrating our service offerings, expanding our professional services capability, expanding into new geographies, growing in geographies where we currently have a small presence and ensuring that the performance, features and reliability of our service offerings and our customer service remain competitive in a rapidly changing technological environment. These investments may adversely affect our near-term revenue growth and results of operations, and we cannot assure that they will ultimately be successful.

We have a history of losses and may not be able to achieve profitability in the future.

We incurred net losses of $59.9 million, $470.6 million and $102.3 million in the fiscal years ended December 31, 2017, December 31, 2018 and December 31, 2019, respectively. We may not be able to achieve profitability in the future or on a consistent basis. We have incurred substantial expenses and expended significant resources to market, promote, and sell our services, and we have substantial debt service payments. Our ability to achieve or maintain profitability will depend on our ability to increase our revenue, manage our cost structure, and avoid significant liabilities. Revenue growth may slow or revenue may decline for a number of reasons, including general macroeconomic conditions, increasing competition, or a decrease in the growth of the markets in which we operate. In addition, as a public company, we expect to incur significant legal, accounting and other expenses that we have not incurred to date as a private company. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. Any failure to increase our revenue or manage our expenses could prevent us from achieving profitability at all or on a consistent basis, which would cause our business, financial condition and results of operations to suffer.

Our results of operations have historically varied and may fluctuate significantly, which could make our future results difficult to predict and could cause our results of operations to fall below investor or analyst expectations.

Our results of operations may fluctuate due to a variety of factors, including many of the risks described in this section, many of which are outside of our control. Many of these factors outside our control could result in increased costs, decreases in the amount of expected revenue and diversion of management’s time and energy, which could materially and adversely impact our business. Our period-to-period results of operations are not necessarily an indication of our future operating performance. Similarly, our Bookings, Annualized Recurring Revenue and Quarterly Net Revenue Retention Rate metrics may not provide an accurate indication of our future or expected results of operations. In addition, in calculating Adjusted Net Income (Loss), we utilize estimates of our net effective tax rate, which may fluctuate based on a number of factors, including tax law changes and the geographic distribution of our profits and losses. As a result, our calculation of Adjusted Net Income (Loss) could change from period to period, including due to factors not tied to our financial performance. Furthermore, our revenue, gross margins and profitability in any given period are dependent partially on the service, customer and geographic mix reflected in the respective period. Variations in cost structure and gross margins across business units and services may lead to operating profit volatility on an annual and quarterly basis. Fluctuations in our revenue can lead to even greater fluctuations in our results of operations. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given the fixed nature of certain operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower than expected levels of revenue will be difficult. Consequently, if our revenue does not meet projected levels, our operating expenses would be high relative to our revenue, which would negatively affect our operating performance.

If our revenue or operating results do not meet or exceed the expectations of investors or securities analysts, the price of our common stock may decline.

Our key operating metrics are subject to assumptions and limitations and may not provide an accurate indication of our future or expected results.

Our key operating metrics, including Bookings, Annualized Recurring Revenue (ARR) and Quarterly Net Revenue Retention Rate, are based on numerous assumptions and limitations, are calculated using our internal data that have not been independently verified by third parties and may not provide an accurate indication of our future or expected results. For instance, our Bookings metric is calculated by annualizing the monthly value of recurring customer contracts entered into during a period and adding the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received during the period, but does not reflect actual or anticipated contract non-renewals or service cancellations (which we do not report). Bookings also does not differentiate between recurring and non-recurring revenue, may not correlate to the time period in which revenue is recognized or anticipated to be recognized and is increased by a customer moving from one workload to another workload (which would not be an increase if a customer had a net zero revenue impact in a single workload from a new contract and cancellation). As a result, the assumptions used in calculating Bookings are subject to several limitations. Annualized Recurring Revenue is a historical measure that annualizes our revenue for a previously completed fiscal quarter and therefore is not a reliable indicator of our future or expected results, and Annualized Recurring Revenue also does not reflect any actual or anticipated reductions in revenue due to contract non-renewals or service cancellations. Quarterly Net Revenue Retention Rate may fluctuate from quarter to quarter based on the customers that qualify to be included in the cohort used to calculate the metric. As a result, our key operating metrics may not reflect our actual performance, and investors should consider each one of our key operating metrics in light of the assumptions used in calculating the metric and limitations as a result thereof. In addition, investors should not place undue reliance on our key operating metrics as indicators of our future or expected results. Moreover, our key operating metrics may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics. See “Management’s Discussion and Analysis of Results of Operations—Key Operating Metrics” for more information regarding our key operating metrics.

Our substantial indebtedness could materially and adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments.

We are a highly leveraged company. As of March 31, 2020, we had $3,987.5 million face value of outstanding indebtedness, in addition to $225.0 million of undrawn commitments under our senior secured first lien revolving credit facility (the “Revolving Credit Facility” and, together with Term Loan Facility, the “Senior Facilities”) (without any letters of credit outstanding) and $155.8 million outstanding under financing obligations. In connection with the closing of this offering, we expect to increase the size of our Revolving Credit Facility to $375.0 million, and, after giving effect to such increase, we would have had $375.0 million of undrawn commitments as of March 31, 2020 under our Revolving Credit Facility. Our outstanding indebtedness as of March 31, 2020 includes $2,817.3 million of borrowings under our Term Loan Facility, $1,120.2 million of 8.625% Senior Notes and $50.0 million of borrowings under our accounts receivable financing facility (the “Receivables Financing Facility”). For the years ended December 31, 2018 and 2019, we made total debt service payments, consisting of required principal and interest payments, of approximately $275.4 million and $280.6 million, respectively, which represented 94.0% and 65.3%, respectively, of our cash flow from operations (or 51.1% and 41.2%, respectively, of our cash flow from operations calculated prior to any deductions for cash interest payments).

Our substantial indebtedness could have important consequences. For example, it could:

•	limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•

make it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the 8.625% Senior Notes (the “Indenture”), the credit agreement governing the Senior Facilities (the “First Lien Credit Agreement”) and agreements covering other indebtedness;

•

require us to dedicate a substantial portion of our cash flow from operations to the payment of interest and the repayment of our indebtedness, thereby reducing funds available to us for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	impact our rent expense on leased space, which could be significant;

•	make us more vulnerable to downturns in our business, our industry or the economy;

•	restrict us from making strategic acquisitions, engaging in development activities, introducing new technologies or exploiting business opportunities;

•	cause us to make non-strategic divestitures;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to dispose of assets;

•

prevent us from raising the funds necessary to repurchase all 8.625% Senior Notes tendered to us upon the occurrence of certain changes of control, which failure to repurchase would constitute an event of default under the Indenture, or refinance the Senior Facilities upon a change of control, which is an event of default under the First Lien Credit Agreement; or

•	expose us to the risk of increased interest rates, as certain of our borrowings, including borrowings under the Senior Facilities, are at variable rates of interest.

In addition, the First Lien Credit Agreement and the Indenture contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness.

We may not be able to compete successfully against current and future competitors.

The market for our services is highly competitive, quickly evolving and subject to rapid changes in technology. We expect to continue to face intense competition from our existing competitors as well as additional competition from new market entrants in the future as the market for our services continues to grow.

Our current and potential competitors vary by size, service offerings and geographic region. These competitors may elect to partner with each other or with focused companies to grow their businesses. They include:

•	in-house IT departments of our customers and potential customers;

•	traditional global IT systems integrators, including large multi-national providers, such as Accenture, Atos, CapGemini, Cognizant, Deloitte, DXC Technology and IBM;

•	cloud service providers and digital systems integrators;

•	regional managed services providers; and

•	colocation solutions providers, such as Equinix, CyrusOne and QTS.

The primary competitive factors in our market are: focus on the cloud, technology and service expertise, customer experience, speed of innovation, strength of relationships with technology partners, automation and scalability, standardized operational processes, geographic reach, brand recognition and reputation and price.

Many of our current and potential competitors have substantially greater financial, technical and marketing resources; relationships with large vendor partners; larger global presence; larger customer bases; longer operating histories; greater brand recognition; and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

•	develop superior products or services, gain greater market acceptance and expand their service offerings more efficiently or more rapidly;

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	bundle their offerings, including hosting services with other services they provide at reduced prices;

•	streamline their operational structure, obtain better pricing or secure more favorable contractual terms, allowing them to deliver services and products at a lower cost;

•	take advantage of acquisition, joint venture and other opportunities more readily;

•

adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services, which could cause us to have to lower prices for certain services to remain competitive in the market; and

•	devote greater resources to the research and development of their products and services.

To the extent we face increased price competition, we may have to lower the prices of certain of our services in the future to stay competitive, while simultaneously seeking to maintain or improve our revenue and gross margin.

In addition, consolidation activity through strategic mergers, acquisitions and joint ventures may result in new competitors that can offer a broader range of products and services, may have greater scale or a lower cost structure. To the extent such consolidation results in the ability of vertically-integrated companies to offer more integrated services to customers than we can, customers may prefer the single-source approach and direct more business to such competitors, thereby impairing our competitive position. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. As we look to market and sell our services to potential customers, we must convince their internal stakeholders that our services are superior to their current solutions. If we are unable to anticipate or react to these competitive challenges, our competitive position would weaken, which could adversely affect our business, financial condition and results of operations.

We may from time to time enter into strategic relationships with one or more of our competitors. By way of example, we have non-exclusive managed service provider relationships with AWS, Microsoft and Google and have entered into agreements with colocation service providers to provide us with colocation space.

Our business is highly dependent on our ability to maintain favorable relationships with our third-party cloud infrastructure providers and the ability of those third-party cloud infrastructure providers to provide the services and features that our customers desire.

We have non-exclusive managed service provider relationships with AWS, Microsoft and Google. Some of our customers first select their cloud infrastructure platform provider and then engage us to provide the managed services for the selected platform and, more often than not, we resell the cloud infrastructure to the customer (although some customers may elect to purchase the cloud infrastructure directly from the providers). Our agreements with AWS, Microsoft and Google may be terminated at will by the counterparty. If we are unable to maintain these relationships on favorable terms, or at all, we may not be able to retain our current customers or attract new customers, which could have a material and adverse effect on our business, financial condition and results of operations. Further, if our cloud infrastructure providers are unable to provide the types of services and features that meet customer needs, our customers may migrate to alternative cloud infrastructure providers that we may not have the ability to resell and/or support or may not be able to support on a competitive cost structure, which could have a material and adverse effect on our business, financial condition and results of operations.

We rely on our relationships with third-party cloud infrastructure providers to help drive revenue to our business. Most of these providers offer services that are complementary to our services; however, some may compete with us in one or more of our service offerings. These providers may decide in the future to terminate their agreements with us and/or to market and sell a competitor’s or their own services rather than ours, which could cause our revenue to decline. Also, we derive tangible and intangible benefits from our association with some of these providers, particularly high-profile providers that reach a large number of companies through the Internet. If a substantial number of these providers terminate their relationship with us, our business, financial condition and results of operations could be adversely affected.

Our referral and reseller partners provide revenue to our business, and we benefit from our association with them. The loss of these participants could adversely affect our business.

Our referral and reseller partners drive revenue to our business. Most of these partners offer services that are complementary to our services; however, some may actually compete with us in one or more of our service offerings. These referral and reseller partners may decide in the future to terminate their agreements with us and/or to market and sell a competitor’s or their own services rather than ours, which could cause our revenue to decline. Also, we derive tangible and intangible benefits from our association with some of our referral and reseller partners, particularly high-profile partners that reach a large number of companies through the Internet. If a substantial number of these partners terminate their relationships with us, our business, financial condition and results of operations could be adversely affected.

We also receive payments and credits from some of our referral and reseller partners, including consideration under volume incentive programs and shared marketing expense programs. Our referral and reseller partners may decide to terminate or reduce the benefits under their incentive programs, or change the conditions under which we may obtain such benefits. Any sizable reduction, termination or significant delay in receiving benefits under these programs could adversely impact our business, financial condition and results of operations. If we are unable to timely react to any changes in our referral and reseller partners’ programs, such as the elimination of funding for some of the activities for which we have been compensated in the past, such changes could adversely impact our business, financial condition and results of operations.

If we fail to hire and retain qualified employees and management personnel, our strategies and our business could be harmed.

Our ability to be successful and to execute on our strategies depends on our ability to identify, hire, train and retain qualified executives, IT professionals, technical engineers, software developers, operations employees and sales and senior management personnel who maintain relationships with our customers and who can provide the technical, strategic and marketing skills required for our company to grow. Our ability to execute on our sales strategy is also dependent on our ability to identify, hire, train and retain a sufficient number of qualified sales personnel. There is a shortage of qualified personnel in these fields. We compete with other companies for this limited pool of potential employees. Furthermore, the implementation of our strategies will result in changes throughout our business, which may create uncertainty for our employees. Such uncertainties may impair our ability to attract, retain and motivate key personnel and could cause customers, suppliers and others who deal with us to seek to change existing business relationships. In addition, the industry in which we operate is generally characterized by significant competition for skilled personnel, and as our industry becomes more competitive, it could become especially difficult to retain personnel with unique in-demand skills and knowledge, whom we would expect to become recruiting targets for our competitors. There is no assurance that we will be able to recruit or retain qualified personnel or successfully transition knowledge from departing employees, and this failure could cause a dilution of our service-oriented culture and our inability to develop and deliver new services, which could cause our business to be negatively impacted.

Security breaches, cyber-attacks and other interruptions to our or our third-party service providers’ infrastructure may disrupt our internal operations and we may be exposed to claims and liability, lose customers, suffer harm to our reputation, lose business-critical compliance certifications and incur additional costs.

We are materially dependent upon our networks, information technology infrastructure and related technology systems to provide services to our customers and to manage our internal operations. Many of our customers require access to our services on a continuous basis and may be materially impaired by interruptions in our or our third-party service providers’ infrastructure. The services we offer also involve the transmission of large amounts of sensitive and proprietary information over public communications networks, as well as the processing and storage of confidential customer information, which may include information subject to stringent domestic and foreign data protection laws, including those governing personally identifiable information, protected health information or other types of sensitive data. We also process, store and transmit our own data as part of our business and operations, which may include personally identifiable, confidential or proprietary information.

Cyber-attacks have become more prevalent in our industry, and the techniques used to sabotage or obtain unauthorized access to systems are constantly expanding and evolving and may not be recognized until they are successfully launched against a target. Without the proper tools, software, services and processes in place that are necessary to protect against and mitigate harm, we could be continuously susceptible to unauthorized access, infrastructure attacks, malicious file attacks, ransomware, bugs, worms, malicious software programs, remnant data exposure, computer viruses, denial-of-service attacks, accidents, employee error or malfeasance, intentional misconduct by computer “hackers,” state-sponsored cyber-attacks and attempts by outside parties to fraudulently induce our employees or customers to disclose or grant access to our data or our customers’ data. Our current security measures may fail or be inadequate to defeat or mitigate these attacks, and we may be unable to implement additional security measures in a timely manner. Even if implemented, these measures could be circumvented as a result of accidental or intentional actions by parties within or outside of our organization. Additionally, other disruptions can occur, such as infrastructure gaps, hardware and software vulnerabilities, inadequate or missing security controls, exposed or unprotected customer data and the accidental or intentional disclosure of source code or other confidential information by former or current employees. Any such incidents could (i) interfere with the delivery of services to our customers, (ii) impede our customers’ ability to do business, (iii) compromise the security of infrastructure, systems and data, (iv) lead to the dissemination to third parties of proprietary information or sensitive, personal, or confidential data about us, our employees or our customers, including personally identifiable information of individuals involved with our customers and their end users and (v) impact our ability to do business in the ordinary course. Each of these risks could further intensify as we maintain information in digital form stored on servers connected to the Internet, especially in light of the growing frequency, scope and well-documented sophistication of cyber-attacks and intrusions. If a breach or other security incident were to occur, it could expose us to increased risk of claims and liability, including litigation, regulatory enforcement, notification obligations and indemnity obligations, as well as loss of existing or potential customers, harm to our reputation, increases in our security costs (including spending material resources to investigate or correct the breach or incident and to prevent future security breaches and incidents), disruption of normal business operations, the impairment or loss of industry certifications and government sanctions (including debarment), all of which could have a material and adverse effect on our business, financial condition and results of operations.

The security of our services is important in our customers’ decisions to purchase or use our services. Threats to our infrastructure may not only affect the data that we own but also the data belonging to our customers. When customers use our services, they rely on the security of our infrastructure, including hardware and other elements provided by third parties, to ensure the reliability of our services and the protection of their data. We also offer professional services to our customers where we consult on data center solutions and assist with implementations. We offer managed services domestically and in some jurisdictions outside of the U.S. where we manage the data center infrastructure for our customers. An actual or perceived breach of, or other security incident relating to, our cloud storage systems and networks could result in significant loss. In the event of a claim, we could be liable for substantial damage awards that may significantly exceed our liability insurance coverage by unknown but significant amounts, which could have a material and adverse effect on our financial condition and results of operations. Additionally, we cannot be certain that our insurance coverage will cover any claims against us relating to any such incident, will continue to be available to us on economically reasonable terms, or at all, or that our insurers will not deny coverage as to any such claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations. The costs could be exacerbated by regulatory fines and penalties, notification costs and the loss of revenue due to brand and reputational harm.

Similar security risks exist with respect to our business partners and the third-party vendors that we rely on for aspects of our IT support services and administrative functions, including the systems owned, operated or controlled by other unaffiliated operators to the extent we rely on such other systems to deliver services to our customers. Our ability to monitor our third-party service providers’ data security is limited. As a result, we are subject to the risk that cyber-attacks on, or other security incidents affecting, our business partners and third-party vendors may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by, or other security incidents affecting, our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our services.

In addition, our customers require and expect that we maintain industry-related compliance certifications, such as International Organization for Standardization (ISO) 27001, Service Organization Controls (SOC 1, 2, 3) and Payment Card Industry (PCI), Federal Information Security Management Act (FISMA), Federal Risk and Authorization Management Program (FedRAMP) and Health Insurance Portability and Accountability Act (HIPAA) in the U.S., Information Security Registered Assessors Program (IRAP) in Australia and Public Services Network (PSN) in the U.K. There are significant costs associated with maintaining existing and implementing any newly-adopted industry-related compliance certifications, including costs associated with retroactively building security controls into services which may involve re-engineering technology, processes and staffing. The inability to maintain applicable compliance certifications could result in monetary fines, disruptive participation in forensic audits due to a breach, security-related control failures, customer contract breaches, customer churn and brand and reputational harm.

Our inability to prevent service disruptions and ensure network uptime could lead to significant costs and could harm our business reputation and have a material and adverse effect on our business, financial condition and results of operations.

Our value proposition to customers is highly dependent on the ability of our existing and potential customers to access our services and platform capabilities at any time and within an acceptable amount of time. We have experienced interruptions in service in the past and may in the future experience service interruptions due to such things as power outages, power equipment failures, cooling equipment failures, network connectivity downtime, routing problems, security issues, hard drive failures, database corruption, system failures, natural disasters, software failures, human and software errors, denial-of-service attacks and other computer failures. Because our ability to attract and retain customers depends on our ability to provide customers with highly reliable service, even minor interruptions in our service could harm our reputation.

Because our service offerings do not require geographic proximity of our data centers to our customers, our infrastructure is consolidated into a few large facilities. Accordingly, any failure or downtime in one of our data center facilities could affect a significant percentage of our customers. The total destruction or severe impairment of any of our data center facilities could result in significant downtime of our services and the loss of customer data. In addition, it may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our services and platform capabilities become more complex and our user traffic increases. To the extent that our facilities fail or experience downtime or we do not effectively upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected. Service interruptions continue to be a significant risk for us and could materially and adversely impact our business, financial condition and results of operations.

Any future service interruptions could:

•	cause our customers to seek damages for losses incurred;

•	delay payment to us by customers;

•	result in legal claims against us;

•	divert our resources;

•	require us to replace existing equipment or add redundant facilities;

•	affect our reputation as a reliable provider of hosting services;

•	cause existing customers to cancel or elect to not renew their contracts; or

•	make it more difficult for us to attract new customers.

Our customer agreements include certain service level commitments to our customers relating primarily to network uptime, critical infrastructure availability and hardware replacement. If we are unable to meet the stated service level commitments, we may be contractually obligated to provide these customers with service credits for a portion of the service fees paid by our customers. As a result, a failure to deliver services for a relatively short duration could cause us to issue these credits to a large number of affected customers. In addition, we cannot be assured that our customers will accept these credits in lieu of other legal remedies that may be available to them. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. Our failure to meet our service level commitments to our customers could lead to future loss of revenues and have a material and adverse effect on our business, financial condition and results of operations.

Our ability to operate our data centers relies on access to sufficient and reliable electric power.

Since our data centers rely on third parties to provide power sufficient to meet operational needs, our data centers could have a limited or inadequate amount of electrical resources necessary to meet our customer requirements. We and other data center operators attempt to limit exposure to system downtime due to power outages by using backup generators and power supplies. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could cause physical damage to equipment, increase our susceptibility to security breaches, damage our reputation and lead us to lose current and potential customers, which would harm our business, financial condition and results of operations.

Failure to have reliable Internet, telecommunications and fiber optic network connectivity and capacity may adversely affect our results of operations.

Our success depends in part upon the capacity, reliability and performance of our network infrastructure, including our Internet, telecommunications and fiber optic network connectivity providers. We depend on these companies to provide uninterrupted and error-free service through their telecommunications networks. Some of these providers are also our competitors. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions or delays in network service. Any failure on our part or the part of our third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services and have a material and adverse effect on our business, financial condition and results of operations. We also can provide no assurances that our redundancy planning will be effective.

As our customers’ usage of telecommunications capacity increases, we will be required to make additional investments in our capacity to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our business and results of operations would suffer if our network suppliers increased the prices for their services and we were unable to successfully pass along the increased costs to our customers.

We have overestimated our data center capacity requirements in the past. If we overestimate or underestimate our data center capacity requirements, our business, financial condition and results of operations could be adversely affected.

The costs of building out, leasing and maintaining our data centers constitute a significant portion of our capital and operating expenses. To manage our capacity while minimizing unnecessary excess capacity costs, we continuously evaluate our short and long-term data center capacity requirements, and we have overestimated our data center capacity requirements in the past. However, many of the data center sites that we lease are subject to long-term leases. If our capacity needs are reduced, or if we decide to close a data center, we may nonetheless be committed to perform our obligations under the applicable leases including, among other things, paying the base rent for the balance of the lease term. Moreover, as a result of changing technological trends, we have seen customer demand shift towards our offerings provided on the infrastructure of a third-party cloud infrastructure provider, which reduces our data center capacity needs. In addition, the solutions we offer and our customer-based approach may encourage our customers to move to the public cloud, which may reduce our data center capacity needs. If we overestimate our data center capacity requirements and therefore secure excess data center capacity, our operating margins could be materially reduced. If we underestimate our data center capacity requirements, we may not be able to service the expanding needs of our existing customers and may be required to limit new customer acquisition or enter into leases that are not optimal, both of which may materially and adversely impair our business, financial condition and results of operations.

Real or perceived errors, failures or bugs in our customer solutions, software or technology could adversely affect our business, financial condition and results of operations.

Undetected real or perceived errors, failures, bugs or defects may be present or occur in the future in our customer solutions, software or technology or the technology or software we license from third parties, including open source software. Despite testing by us, real or perceived errors, failures, bugs or defects may not be found until our customers use our services. Real or perceived errors, failures, bugs or defects in our customer solutions could result in negative publicity, loss of or delay in market acceptance of our services and harm to our brand, weakening of our competitive position, claims by customers for losses sustained by them or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures, bugs or defects in our customer solutions could also impair our ability to attract new customers, retain existing customers or expand their use of our services, which could adversely affect our business, financial condition and results of operations.

We rely on third-party software that may be difficult to replace, or which could cause errors or failures of our service that could lead to lost customers or harm to our reputation.

We rely on software licensed from third parties to offer our services. This software may not continue to be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business, and there is no guarantee that we would be successful in developing, identifying, obtaining or integrating equivalent or similar technology, which could result in the loss or limiting of our services or features available in our services. Any errors or defects in third-party software or inadequate or delayed support by our third-party licensors could result in errors or a failure of our service, which could harm our business, financial condition and results of operations.

If our third-party vendors, including our third-party software licensors, increase their prices and we are unable to pass those increased costs to our customers, it could have a material and adverse effect on our results of operations.

If third-party vendors increase their prices and we are unable to successfully pass those costs on to our customers, it could have a material and adverse effect on our results of operations. Many of our contracts with our customers give us the flexibility to increase our prices from time to time; however, notwithstanding our contractual right to do so, raising prices may decrease the demand for our services, cause customers to terminate their existing relationships with us or limit our ability to attract new customers.

Our services depend in part on intellectual property and proprietary rights and technology licensed from third parties.

Much of our business and many of our services rely on key technologies developed or licensed by third parties. For example, we sell or otherwise provide licenses to use third-party software in connection with the sale of some of our managed service partner offerings. These third-party software components may become obsolete, defective or incompatible with future versions of our services, or relationships with the third-party licensors may deteriorate, or our agreements with the third-party licensors may expire or be terminated. Additionally, some of these licenses may not be available to us in the future on terms that are acceptable or that allow our service offerings to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material and adverse effect on our business and results of operations. Furthermore, incorporating intellectual property or proprietary rights licensed from third parties on a non-exclusive basis in our services could limit our ability to protect the intellectual property and proprietary rights in our services and our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology using the same third-party intellectual property or proprietary rights.

Sales to enterprise customers involve risks that may not be present in or that are present to a greater extent than sales to smaller entities.

We continue to focus our sales efforts on enterprise customers. Sales to such customers generally have longer sales cycles, more complex customer requirements, substantial upfront sales costs and contract terms that are less favorable to us, including as it relates to pricing and limitations on liability. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our solutions, the discretionary nature of purchasing and budget cycles and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete.

Some of our professional services engagements with our clients are based on estimated pricing terms. If our estimates are incorrect, these terms could become unprofitable.

Some of our customer contracts for professional services are fixed-price contracts to which we commit before we provide services to these clients. In pricing such fixed-price client contracts, we are required to make estimates and assumptions at the time we enter into these contracts that could differ from actual results. As a result, the profit that is anticipated at a contract’s inception is not guaranteed. Our estimates reflect our best judgments about the nature of the engagement and our expected costs in providing the contracted services. However, any increased or unexpected costs or any unanticipated delays in connection with our performance of these engagements, including delays caused by our third-party providers or by factors outside our control, could make these contracts less profitable or unprofitable and could have an adverse impact on our business, financial condition or results of operations.

If we fail to maintain, enhance and protect our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining, enhancing and protecting our brand is important to support the marketing and sale of our existing and future services to new customers and expand sales of our services to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. In June 2020, we undertook a comprehensive rebranding effort, changing the legacy “Rackspace” brand to “Rackspace Technology”, which better communicates our enhanced value proposition to customers. Successfully maintaining, enhancing and protecting our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable services that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to successfully differentiate our services and platform capabilities from competitive services and our ability to obtain, maintain, protect and enforce trademark and other intellectual property protection for our brand. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building and maintaining our brand. If we fail to successfully promote, maintain and protect our brand, our business, financial condition and results of operations may be adversely affected.

Our ability to operate and expand our business is susceptible to risks associated with international sales and operations.

We have operations across the globe. We anticipate that a significant portion of our revenue will continue to be derived from sources outside of the U.S. A key element of our strategy is to further expand our customer base internationally and successfully operate data centers in foreign markets. We have limited experience operating in foreign jurisdictions other than the U.K., Australia and Hong Kong and expect to continue to grow our international operations. Managing a global organization is difficult, time consuming and expensive. If we are unable to manage the risks of our global operations and geographic expansion strategy, our business, results of operations and ability to grow could be materially and adversely affected. In addition, conducting international operations subjects us to new risks that we have not generally faced. These risks include:

•	localization of our services, including translation into foreign languages and adapting to local practices and regulatory requirements and differing technology standards or customer requirements;

•	lack of familiarity with and unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	fluctuations in currency exchange rates;

•	restrictions on the ability to move cash;

•	potentially adverse tax consequences, including the complexities of transfer pricing and foreign value added tax systems;

•	challenges associated with repatriating earnings generated or held abroad in a tax-efficient manner and changes in tax laws;

•	dependence on certain third parties, including channel partners with whom we do not have extensive experience;

•	the burdens of complying with a wide variety of foreign laws and legal standards;

•	increased financial accounting and reporting burdens and complexities;

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trade regulations and procedures and actions affecting production, pricing and marketing of services, including policies adopted by countries that may champion or otherwise favor domestic companies and technologies over foreign competitors;

•	political, social and economic instability and corruption abroad, terrorist attacks, civil unrest and security concerns in general;

•	pandemics and public health emergencies, such as COVID-19; and

•	reduced or varied protection for intellectual property and proprietary rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Legal, political and economic uncertainty surrounding the planned exit of the U.K. from the European Union (the “E.U.”), or Brexit, could have a material and adverse effect on our business.

In June 2016, U.K. voters approved a referendum to withdraw the U.K.’s membership from the E.U., which is commonly referred to as “Brexit.” The U.K.’s withdrawal from the E.U. occurred on January 31, 2020, but the U.K. will remain in the E.U.’s customs union and single market until December 31, 2020 (the “Transition Period”). During the Transition Period, the E.U. and the U.K. will undertake negotiations on trade as well as other matters relating to Brexit. Negotiations between the U.K. and the E.U. are expected to continue in relation to the customs and trading relationship between the U.K. and the E.U. following the expiry of the Transition Period.

We have operations in the U.K. and the E.U. and, as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including with respect to volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our operations in the U.K. The uncertainty concerning the U.K.’s legal, political and economic relationship with the E.U. after the Transition Period could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. These developments, or the perception that any of them could occur, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

If the U.K. and the E.U. are unable to negotiate acceptable trading and customs terms or if other E.U. Member States pursue withdrawal, barrier-free access between the U.K. and other E.U. Member States or among the European Economic Area (“EEA”) overall could be diminished or eliminated. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the U.K. and the E.U. and, in particular, any arrangements for the U.K. to retain access to E.U. markets either during a transitional period or more permanently after the Transition Period.

We may also face new regulatory costs and challenges as a result of Brexit that could have an adverse effect on our operations. For example, the U.K. could lose the benefits of global trade agreements negotiated by the E.U. on behalf of its members, which may result in increased trade barriers that could make our doing business in the E.U. and the EEA more difficult. There may continue to be economic uncertainty surrounding the consequences of Brexit that adversely impact customer confidence resulting in customers reducing their spending budgets on our solutions, which could harm our business.

The ongoing instability and uncertainty surrounding Brexit and the final terms reached regarding Brexit, could require us to restructure our business operations in the U.K. and the E.U. and could have an adverse impact on our business and employees in the U.K. and E.U.

Failure to develop and maintain adequate internal systems could cause us to be unable to properly provide service to our customers, causing us to lose customers, suffer harm to our reputation and incur additional costs.

Some of our enterprise systems have been designed to support individual service offerings, resulting in a lack of standardization among various internal systems, tools and processes across products, platforms, services, functions and geographies, making it difficult to serve customers who use multiple service offerings. This lack of standardization causes us to implement manual processes to overcome the fragmentation, which can result in increased expense and manual errors.

We continually seek to drive efficiencies in our infrastructure and business processes. Our inability to manage competing priorities, execute multiple concurrent projects, plan and manage resources effectively and meet deadlines and budgets could result in us not being able to implement the systems needed to speed up implementation of customer solutions and deliver our services in a compelling manner to our customers. If we are unable to drive efficiencies in our infrastructure and business processes, our business, financial condition and results of operations could be adversely affected.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and expectations about market growth included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Even if the markets in which we compete meet the size estimates and growth expectations included in this prospectus, our business could fail to grow for a variety of reasons, which could adversely affect our results of operations. For more information regarding the estimates of market opportunity and the expectations about market growth included in this prospectus, see “Business—Overview—Our Opportunity.”

We may not be able to renew the leases on our existing facilities on terms acceptable to us, if at all, which could adversely affect our business, financial condition and results of operations.

We do not own the facilities occupied by our current data centers but occupy them pursuant to commercial leasing arrangements. The initial terms of our main existing data center leases expire over the next 15 years. Upon the expiration or termination of our data center facility leases, we may not be able to renew these leases on terms acceptable to us, if at all. Even if we are able to renew the leases on our existing data centers, we expect that rental rates, which will be determined based on then-prevailing market rates with respect to the renewal option periods and which will be determined by negotiation with the landlord after the renewal option periods, will be higher than rates we currently pay under our existing lease agreements. Migrations to new facilities could also be expensive and present technical challenges that may result in downtime for our affected customers. There can also be no assurances that our plans to mitigate customer downtime for affected customers will be successful. This could damage our reputation and lead us to lose current and potential customers, which could harm our business, financial condition and results of operations.

We rely on a number of third-party providers for data center space, equipment, maintenance and other services, and the loss of, or problems with, one or more of these providers may impede our growth or cause us to lose customers.

We rely on third-party providers to supply data center space, equipment and maintenance. For example, we lease data center space from third-party landlords, purchase equipment from equipment providers and source equipment maintenance through third parties. While we have entered into various agreements for the lease of data center space, equipment, maintenance and other services, the third-party could fail to live up to the contractual obligations under those agreements. For example, a data center landlord may fail to adequately maintain its facilities or provide an appropriate data center infrastructure for which it is responsible. If that were to happen, we would not likely be able to deliver the services to our customers that we have agreed to provide according to our standards or at all. Additionally, if the third parties that we rely on fail to deliver on their obligations, our customers may lose confidence in our company, which would make it likely that we would not be able to retain those customers, and could harm our business, financial condition and results of operations.

We are subject to various laws, directives, regulations, contractual obligations and policies regarding the protection of confidentiality and appropriate use of personal information.

We are subject to a variety of federal, state, local and international laws, directives and regulations, as well as contractual obligations and policies, relating to the collection, use, retention, security, disclosure, transfer and other processing of information, including sensitive, proprietary, healthcare, financial and personal information. The regulatory framework for privacy and security issues worldwide is complex and rapidly evolving and as a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Any failure by us, our suppliers or other parties with whom we do business to comply with our contractual commitments, policies or with federal, state, local or international regulations could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies, state attorneys general and legislatures and consumer protection agencies. In addition, security advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards even if no personal information is compromised, we may incur significant fines or experience a significant increase in costs.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including but not limited to the U.K. and the E.U. The E.U.’s data protection landscape recently changed, resulting in possible significant operational costs for internal compliance and risk to our business. The E.U. has adopted the General Data Protection Regulation, or GDPR, which went into effect in May 2018, and together with national legislation, regulations and guidelines of the E.U. member states, contains numerous requirements and changes from previously existing E.U. law, including the increased jurisdictional reach of the European Commission, more robust obligations on data processors and additional requirements for data protection compliance programs by companies. E.U. member states are tasked under the GDPR to enact, and have enacted, certain legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to the U.S. as well as other third countries that have not been found to provide adequate protection to such personal data. While we have taken steps to mitigate the impact on us with respect to transfers of data, such as implementing standard contractual clauses, the efficacy and longevity of these transfer mechanisms remains uncertain. The GDPR also introduced numerous privacy-related changes for companies operating in the E.U., including greater control for data subjects (for example, the “right to be forgotten”), increased data portability for E.U. consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to 20 million euros or 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

Non-compliance with relevant data privacy laws, directives and regulations, such as the GDPR, could result in proceedings against us by governmental entities, customers, data subjects or others. We may also experience difficulty retaining or obtaining new European or multi-national customers due to the legal requirements, compliance cost, potential risk exposure and uncertainty for these entities, and we may experience significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them.

Domestic laws in this area are also complex and developing rapidly. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches, and the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. In addition, laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Further, California recently enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020 and imposes obligations on companies that process personal information of California residents. The CCPA was amended prior to going into effect, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. Among other things, the CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our services and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices or modify our services and platform capabilities, any of which could have an adverse effect on our business.

In addition, our board of directors has adopted a code of conduct that applies to all of our directors, officers and employees which, among other things, sets forth our policies regarding the protection of customer, third party, proprietary and confidential information. We also make public statements about our use and disclosure of personal information through information provided on our website, press statements and our privacy policies, and we have a Chief Privacy Officer that oversees our compliance with these policies. Although we endeavor to comply with our public statements and documentation, including our code of conduct and privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, contractual obligations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and have a material and adverse effect on our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, contractual obligations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our services. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our services, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business may be harmed.

Customers could potentially expose us to lawsuits for their lost profits or damages, which could impair our results of operations.

Because our services are critical to many of our customers’ businesses, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our customers. Although we generally require our customers to sign agreements that contain provisions attempting to limit our liability for service outages, we cannot be assured that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption or other Internet site or application problems that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards that may exceed our liability insurance coverage by unknown but significant amounts, which could materially and adversely impair our business, financial condition and results of operations.

Our clients include national, provincial, state and local governmental entities.

Our government work carries various risks inherent in the government contracting process. These risks include, but are not limited to, the following:

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Government entities typically fund projects through appropriated monies and demand is affected by public sector budgetary cycles and funding authorizations. While these projects are often planned and executed as multi-year projects, government entities usually reserve the right to change the scope of or terminate these projects for lack of approved funding and/or at their convenience, which also could limit our recovery of incurred costs, reimbursable expenses and profits on work completed prior to the termination.

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Government contracts are subject to heightened reputational and contractual risks compared to contracts with commercial clients. For example, government contracts and the proceedings surrounding them are often subject to more extensive scrutiny and publicity. Negative publicity, including an allegation of improper or illegal activity, regardless of its accuracy, or challenges to government contracts awarded to us, may adversely affect our reputation.

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Government contracts can be challenged by other interested parties and such challenges, even if unsuccessful, can increase costs, cause delays and defer of project implementation and revenue recognition.

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Terms and conditions of government contracts also tend to be more onerous and are often more difficult to negotiate. For example, these contracts often contain high liability for breaches and feature less favorable payment terms and sometimes require us to take on liability for the performance of third parties.

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Political and economic factors such as pending elections, the outcome of elections, changes in leadership among key executive or legislative decision makers, revisions to governmental tax or other policies and reduced tax revenues can affect the number and terms of new government contracts signed or the speed at which new contracts are signed, decrease future levels of spending and authorizations for programs that we bid, shift spending priorities to programs in areas for which we do not provide services and/or lead to changes in enforcement or how compliance with relevant rules or laws is assessed.

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If a government client discovers improper or illegal activities during audits or investigations, we may become subject to various civil and criminal penalties, including those under the civil U.S. False Claims Act and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with other agencies of that government. The inherent limitations of internal controls may not prevent or detect all improper or illegal activities.

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U.S. government contracting regulations impose strict compliance and disclosure obligations. Disclosure is required if certain company personnel have knowledge of “credible evidence” of a violation of federal criminal laws involving fraud, conflict of interest, bribery or improper gratuity, a violation of the civil U.S. False Claims Act or receipt of a significant overpayment from the government. Failure to make required disclosures could be a basis for suspension and/or debarment from federal government contracting in addition to breach of the specific contract and could also impact contracting beyond the U.S. federal level. Reported matters also could lead to audits or investigations and other civil, criminal or administrative sanctions.

The occurrences or conditions described above could affect not only our business with the government entities involved, but also our business with other entities of the same or other governmental bodies or with certain commercial clients and could have a material and adverse effect on our results of operations.

In addition, the success of our government solutions business is highly dependent on our FISMA and FedRAMP certifications which evidence our ability to meet certain federal government security compliance requirements. Failure to maintain the FedRAMP certification would result in a breach in many of our government contracts, which in turn, could subject us to liability and result in reputational harm and customer and employee attrition. Further, government contracts are increasingly requiring that FedRAMP-authorized service offerings be hosted on public cloud infrastructure. In the event that we are unable to expand the scope of our FedRAMP-authorized service offerings accordingly, it may impair our ability to successfully bid on government contracts.

Our operations and operations of our third-party channel partners in countries outside of the U.S. are subject to a number of anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We operate internationally and must comply with complex foreign and U.S. laws including the Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act of 2010 and the United Nations Convention Against Corruption, which prohibit engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. We must also comply with economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals, as well as other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. We do business and may in the future do additional business in countries and regions in which we may face, directly or indirectly, corrupt demands by officials or by private entities in which corrupt offers are expected. Furthermore, many of our operations require us to use third parties to conduct business or to interact with people who are deemed to be governmental officials under the FCPA. Thus, we face the risk of unauthorized payments or offers of payments or other things of value by our employees, contractors or agents. While it is our policy to implement compliance procedures to prohibit these practices, our due diligence policy and the procedures we undertake may not sufficiently vet our third-party channel partners for these risks prior to entering into a contractual relationship with them. As a result, despite our policies and any safeguards and any future improvements made to them, our employees, contractors, third-party channel partners and agents may engage in conduct for which we might be held responsible, regardless of whether such conduct occurs within or outside the United States. We may also be held responsible for any violations by an acquired company that occurs prior to an acquisition, or subsequent to the acquisition but before we are able to institute our compliance procedures. A violation of any of these laws, even if prohibited by our policies, may result in severe criminal and/or civil sanctions and other penalties and could have a material and adverse effect on our business.

Compliance with U.S. regulations on trade sanctions and embargoes administered by OFAC and the U.S. Commerce Department also poses a risk to us. We cannot provide services to certain countries subject to U.S. trade sanctions. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments and loss of import and export privileges. For example, in 2017, prior to our acquisition of Datapipe, one of Datapipe’s European subsidiaries provided network interconnectivity and distributed denial of attack protection service to an Iranian entity subject to OFAC sanctions. Datapipe self-reported the instance to OFAC and we have taken remedial measures to safeguard against re-occurrence. If we provide services to sanctioned targets in the future in violation of applicable export laws or economic sanctions, we could be subject to government investigations, penalties and reputational harm.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Certain of our international operations are conducted in countries or regions experiencing corruption or instability, which subjects us to heightened legal and economic risks.

We do business and may in the future do additional business in certain countries or regions in which corruption is a serious problem. Moreover, to effectively compete in certain non-U.S. jurisdictions, it is frequently necessary or required to establish joint ventures, strategic alliances or marketing arrangements with local operators, partners or agents. In certain instances, these local operators, partners or agents may have interests that are not always aligned with ours. Reliance on local operators, partners or agents could expose us to the risk of being unable to control the scope or quality of our overseas services or being held liable under any anti-corruption laws for actions taken by our strategic or local partners or agents even though these partners or agents may not themselves be subject to such anti-corruption laws. Any determination that we have violated anti-corruption laws could have a material and adverse effect on our business, results of operations, reputation or prospects.

We may be liable for the material that content providers distribute over our network, and we may have to terminate customers that provide content that is determined to be illegal, which could adversely affect our results of operations.

The laws relating to the liability of private network operators for information carried on, stored on, or disseminated through their networks are unsettled or evolving in many jurisdictions. We have been and expect to continue to be subject to legal claims relating to the content disseminated on our network, including claims under The Digital Millennium Copyright Act of 1998, other similar legislation, regulation and common law. In addition, there are other potential customer activities, such as online gambling and pornography, where we, in our role as a hosting provider, may be held liable as an aider or abettor of our customers. If we need to take costly measures to reduce our exposure to these risks, terminate customer relationships and the associated revenue or defend ourselves against such claims, our business, financial condition and results of operations could be negatively affected.

Government regulation is continuously evolving and, depending on its evolution, may adversely affect our business, financial condition and results of operations.

We are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions. These regulations and laws may cover taxation, privacy, data protection, pricing, content, intellectual property and proprietary rights, distribution, mobile communications, electronic device certification, electronic waste, electronic contracts and other communications, consumer protection, web services, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites and the characteristics and quality of services. These laws can be costly to comply with, can be a significant diversion to management’s time and effort and can subject us to claims or other remedies, as well as negative publicity. Many of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues that the Internet and related technologies currently produce. Some of the laws that do reference the Internet and related technologies have been and continue to be interpreted by the courts, but their applicability and scope remain largely uncertain.

Despite our substantial indebtedness, we may still be able to incur significantly more debt, including secured debt, which could intensify the risks associated with our indebtedness.

We and our subsidiaries may be able to incur substantial indebtedness in the future. Although the terms of the Indenture and the First Lien Credit Agreement contain restrictions on our subsidiaries’ ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. These restrictions do not prevent us from incurring indebtedness or our subsidiaries from incurring obligations that do not constitute indebtedness under the terms of the Indenture and the First Lien Credit Agreement. To the extent that we incur additional indebtedness or such other obligations, the risk associated with our substantial indebtedness as described above under the risk factor “Our substantial indebtedness could materially and adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments,” including our potential inability to service our debt, will increase.

As of March 31, 2020, we had $225.0 million available for additional borrowing under the Revolving Credit Facility portion of our Senior Facilities (without any letters of credit outstanding), all of which would be secured, and $30.3 million available for additional borrowing under our Receivables

Financing Facility. In connection with the closing of this offering, we expect to increase the size of our Revolving Credit Facility to $375.0 million, and, after giving effect to such increase, we would have had $375.0 million for additional borrowing under our Revolving Credit Facility as of March 31, 2020, all of which would be secured. In addition to the 8.625% Senior Notes and our borrowings under the Senior Facilities and the Receivables Financing Facility, the covenants under the Indenture and the First Lien Credit Agreement and the covenants under any other of our existing or future debt instruments allow us to incur a significant amount of additional indebtedness and, subject to certain limitations, such additional indebtedness could be secured.

We may not be able to generate sufficient cash to service all our indebtedness and to fund our working capital and capital expenditures and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to satisfy our debt obligations will depend upon, among other things: our future financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and financial, business, legislative, regulatory and other factors, many of which are beyond our control; and our future ability to borrow under our Revolving Credit Facility, the availability of which depends on, among other things, our compliance with the covenants in the First Lien Credit Agreement.

We cannot assure you that our business will generate cash flow from operations, or that we will be able to draw under our Revolving Credit Facility, Receivables Financing Facility or otherwise, in an amount sufficient to fund our liquidity needs. If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. We cannot assure you that we will be able to restructure or refinance any of our debt on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements, including the First Lien Credit Agreement and the Indenture, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations when due. Our equityholders, including Apollo and its affiliates, have no continuing obligation to provide us with debt or equity financing. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would result in a material and adverse effect on our financial condition and results of operations.

If we cannot make scheduled payments on our indebtedness, we will be in default, and holders of the 8.625% Senior Notes could declare all outstanding principal and interest to be due and payable, the lenders under the Senior Facilities could terminate their commitments to loan money, our secured lenders (including the lenders under the Senior Facilities) could foreclose against the assets securing their loans and we could be forced into bankruptcy or liquidation.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The First Lien Credit Agreement and the Indenture contain, and any future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our subsidiaries’ ability to, among other things:

•	incur additional debt, guarantee indebtedness or issue certain preferred shares;

•	pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock or make other restricted payments;

•	prepay, redeem or repurchase certain debt;

•	make loans or certain investments;

•	sell certain assets;

•	create liens on certain assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates;

•	substantially alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	designate our subsidiaries as unrestricted subsidiaries.

In addition, the Revolving Credit Facility requires us to comply with a net first lien leverage ratio under certain circumstances and the Receivables Financing Facility requires us to comply with a leverage ratio and an interest coverage ratio.

Because of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. A failure to comply with the covenants in the First Lien Credit Agreement, the Indenture, the Receivables Financing Facility or any of our other existing or future indebtedness could result in an event of default, which, if not cured or waived, could have a material and adverse effect on our business, financial condition and results of operations. In the event of any such event of default, the lenders under the Senior Facilities and the Receivables Financing Facility:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit;

•	could require us to apply all our available cash to repay these borrowings; or

•	could effectively prevent us from making debt service payments on the 8.625% Senior Notes;

any of which could result in an event of default under the 8.625% Senior Notes.

Such actions by the lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under the Senior Facilities and the Receivables Financing Facility and any of our other existing or future secured indebtedness could proceed against the collateral granted to them to secure the Senior Facilities, the Receivables Financing Facility or such other indebtedness. We have pledged substantially all of our assets as collateral under the Senior Facilities and have pledged certain of our accounts receivable as collateral under the Receivables Financing Facility.

If any of our outstanding indebtedness under the Senior Facilities, the Receivables Financing Facility or our other indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Senior Facilities and the Receivables Financing Facility are at variable rates of interest and expose us to interest rate risk. We have entered into, and in the future we may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments to reduce interest rate volatility. However, we currently do not maintain interest rate swaps with respect to all our variable rate indebtedness, and any swaps we have or may enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks.

London Inter-Bank Offered Rate (“LIBOR”) reform may adversely impact our results of operations.

In July 2017, the U.K.’s Financial Conduct Authority, which regulates LIBOR, announced it intends to stop compelling banks to submit rates for the calculation of LIBOR by the end of 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the U.K. or elsewhere. At this time, no consensus exists as to what rate or rates will become accepted alternatives to LIBOR, although the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has proposed that the Secured Overnight Financing Rate (“SOFR”) is the rate that represents best practice as the alternative to LIBOR for use in derivatives and other financial contracts that are currently indexed to LIBOR. Currently, the interest rates on our Senior Facilities, interest rate swaps and our Receivables Financing Facility are tied to LIBOR, and the transition from LIBOR to SOFR or any other alternative benchmark rate that may be established may cause our future interest expense to change significantly and adversely impact our results of operations. In addition, we may need to renegotiate the First Lien Credit Agreement and interest rate swaps to replace LIBOR with SOFR or another alternative rate.

Any downgrade in our credit ratings could limit our ability to obtain future financing, increase our borrowing costs and adversely affect the market price of our existing debt securities or otherwise impair our business, financial condition and results of operations.

Nationally recognized credit rating organizations have issued credit ratings relating to our long-term debt. Our outstanding debt under the Senior Facilities and the 8.625% Senior Notes currently has non-investment grade ratings. Certain of these organizations have downgraded our credit ratings in the past. There can be no assurance that any rating assigned to any of our debt securities or loans will remain in effect for any given period or that any such ratings will not be lowered, suspended or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances so warrant.

Any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could:

•	adversely affect the market price of some or all our outstanding debt securities or loans;

•	limit our access to the capital markets or otherwise adversely affect the availability of other new financing on favorable terms, if at all;

•	result in new or more restrictive covenants in agreements governing the terms of any future indebtedness that we may incur;

•	increase our cost of borrowing; and

•	impact our business, financial condition and results of operations.

Any failure by us to identify, manage, complete and integrate acquisitions and other significant transactions, including dispositions, successfully could harm our business, financial condition and results of operations.

As part of our strategy, we expect to continue to acquire companies or businesses, enter into strategic alliances and joint ventures and make investments to further our business, both domestically and globally (“Strategic Transactions”). Risks associated with these Strategic Transactions include the following, any of which could adversely affect our business, financial condition and results of operations:

•

If we fail to identify and successfully complete and integrate Strategic Transactions that further our strategic objectives, we may be required to expend resources to develop services and technology internally, which may put us at a competitive disadvantage.

•

Due to the inherent limitations in the due diligence process, we may not identify all events and circumstances that could impact the valuation or performance of a Strategic Transaction and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed.

•	Managing Strategic Transactions requires varying levels of management resources, which may divert our attention from other business operations.

•

We have not realized all anticipated benefits, synergies and cost-savings initiatives from certain previous Strategic Transactions, and in the future, we may not fully realize all or any of the anticipated benefits of any particular Strategic Transaction.

•	We may be adversely impacted by liabilities that we assume from a company we acquire or in which we invest, whether known or unknown.

•

Our organizational structure could make it difficult for us to efficiently integrate the Strategic Transactions into our on-going operations and retain and assimilate employees of our organization or those of the acquired business. If key employees depart because of integration issues, or if customers, suppliers or others seek to change their dealings with us because of these changes, our business could be negatively impacted.

•

Certain previous Strategic Transactions have resulted, and in the future any such Strategic Transactions by us may result, in significant costs and expenses, including those related to severance pay, early retirement costs, employee benefit costs, charges from the elimination of duplicative facilities, other liabilities, legal, accounting and financial advisory fees and required payments to executive officers and key employees under retention plans.

•

We may issue equity or equity-linked securities or borrow to finance Strategic Transactions, and the amount and terms of any potential future acquisition-related or other dilutive issuance of equity or borrowings, as well as other factors, could negatively affect our financial condition and results of operations.

In addition, we may divest assets or businesses that are no longer a part of our strategy. These divestitures similarly require significant investment of time and resources, may disrupt our business and distract management from other responsibilities and may result in losses on disposition or continued financial involvement in the divested business, including through indemnification or other financial arrangements, for a period following the transaction, which could adversely affect our business, financial condition and results of operations.

Our results of operations could be materially and adversely affected by fluctuations in foreign currency exchange rates.

Although we report our results of operations in U.S. dollars, a significant portion of our revenue and expenses are denominated in currencies other than the U.S. dollar. Further, the majority of our customers are invoiced, and the majority of our expenses are paid, by us or our subsidiaries in the functional currency of our company or our subsidiaries, respectively. However, some of our customers are currently invoiced in currencies other than the applicable functional currency. As a result, we may incur foreign currency losses based on changes in exchange rates between the date of the invoice and the date of collection. In addition, large changes in foreign exchange rates relative to our functional currencies could increase the costs of our services to non-U.S. customers relative to local competitors, thereby causing us to lose existing or potential customers to these local competitors. Thus, our results of operations are subject to fluctuations due to changes in foreign currency exchange rates. Further, as we grow our international operations, our exposure to foreign currency risk could become more significant. We have entered into, and in the future we may enter into, foreign currency hedging contracts to reduce foreign currency volatility. However, we currently do not maintain foreign currency hedging contracts with respect to all our foreign currencies, and any contracts we have or may enter into may not fully mitigate our foreign currency risk, may prove disadvantageous or may create additional risks.

We are exposed to commodity and market price risks that affect our results of operations.

We consume a large quantity of power to operate our data centers and as such are exposed to risk associated with fluctuations in the price of power. During 2019, we incurred approximately $42 million in costs to power our data centers. We anticipate an increase in our consumption of power in the future if our private cloud sales grow. Power costs vary by locality and are subject to substantial seasonal fluctuations and changes in energy prices. Certain of our data centers are located within deregulated energy markets. Power costs have historically tracked the general costs of energy and continued increases in electricity costs may negatively impact our gross margins. We periodically evaluate the advisability of entering into fixed-price utilities contracts and have entered into certain fixed-price utilities contracts for some of our power consumption. If we choose not to enter into a fixed-price contract, we expose our cost structure to this commodity price risk. If we do choose to enter into a fixed-price contract, we lose the opportunity to reduce our power costs if the price for power falls below the fixed cost. Therefore, increases in our power costs could result in lower gross margins and materially and adversely impact our results of operations.

Concerns about greenhouse gas emissions and global climate change may result in environmental taxes, charges, assessments or penalties, resulting in increased electricity prices.

The effects of human activity on the global climate change have attracted considerable public and scientific attention, as well as the attention of the U.S. government. Efforts are being made to reduce greenhouse emissions, particularly those from coal combustion by power plants, some of which we rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on these power plants could be passed on to us, increasing the cost to run our data centers. Additionally, environmental taxes, charges, assessments or penalties could be levied directly on us in proportion to our carbon footprint. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by the U.S., or any domestic or foreign jurisdiction we perform business in, could adversely affect our business, financial condition and results of operations.

We utilize open source software in providing a substantial portion of our services. Our use of open source software, and our contributions to open source projects, could impose limitations on our ability to provide our services, expose us to litigation, cause us to impair our assets and allow third parties to access and use software and technology that we use in our business, all of which could adversely affect our business, financial condition and results of operations.

We utilize open source software, including Linux-based software, in providing a substantial portion of our services and we expect to continue to incorporate open source software in a substantial portion of our services in the future. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to offer our services. Moreover, we cannot ensure that we have not incorporated additional open source software in a manner that is inconsistent with the terms of the applicable license. If we fail to comply with these licenses, or if we combine our proprietary software with open source software in a certain manner, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software, and that we license such modifications or derivative works under the terms of applicable open source licenses.

Additionally, the use and distribution of open source software can lead to greater risks than the use of third-party commercial software, as some open source projects have known vulnerabilities and open source software does not come with warranties or other contractual protections regarding infringement claims or the quality of the code. From time to time parties have asserted claims against companies that distribute or use open source software in their products and services, asserting that open source software infringes their intellectual property rights. We have been subject to suits, and could be subject to suits in the future, by parties claiming infringement of intellectual property rights with respect to what we believe to be open source software. Litigation could be costly for us to defend, and in such an event, we could be required to seek licenses from third parties to continue using such software or offering certain of our services or to discontinue the use of such software or the sale of our affected services in the event we could not obtain such licenses, any of which could adversely affect our business, financial condition and results of operations.

We also participate in open source projects, including contributing portions of our proprietary software code to such open source projects. Our participation in open source projects, and our use of open source solutions in a substantial portion of our services, could result in an impairment of design and development assets. In addition, our activities with these open source projects could subject us to additional risks of litigation, including indirect infringement claims based on third-party contributors because of our participation in these projects. Furthermore, our participation in open source projects may allow third parties, including our competitors, to have access to software that we use in our business, which could limit our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology or services, and which may enable our competitors to provide similar services with lower development effort and time, which could ultimately result in a loss of sales for us. While we may be able to claim protection of our intellectual property under other rights, such as trade secrets or contractual rights, our participation in open source projects limits our ability to assert certain of our patent rights against third parties (even if we were to conclude that their use infringes our patents with competing offerings), unless such third parties assert patent rights against us. This limitation on our ability to assert our patent rights against others could harm our business and ability to compete.

Our business is dependent on our ability to continue to obtain, maintain, protect and enforce the intellectual property and proprietary rights on which our business relies. If we are not successful in obtaining, maintaining, protecting and enforcing our intellectual property and proprietary rights, our business, financial condition and results of operations could be materially and adversely affected.

In addition to our use of open source software, we rely on patent, copyright, trademark, service mark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property and proprietary rights, all of which provide only limited protection. For example, we do not have any patent rights related to our proprietary tools, technology, processes and systems, including Rackspace Fabric, and rely on confidentiality agreements to protect such proprietary rights. We cannot assure you that any future patent, copyright, trademark or service mark registrations will be issued for pending or future applications or that any registered or unregistered copyrights, trademarks or service marks will be enforceable or provide adequate protection of our intellectual property and proprietary rights. Furthermore, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain.

We regard our trademarks, trade names and service marks as having significant value, and our brand is an important factor in the marketing of our services. We intend to rely on both registration and common law protection for our trademarks. However, we may be unable to prevent competitors from acquiring trademarks or service marks and other intellectual property and proprietary rights that are similar to, infringe upon, misappropriate, violate or diminish the value of our trademarks and service marks and our other intellectual property and proprietary rights. The value of our intellectual property and proprietary rights could diminish if others assert rights in or ownership of our intellectual property or proprietary rights, or in trademarks that are similar to our trademarks.

We also endeavor to enter into agreements with our employees, contractors and parties with whom we do business to limit access to and disclosure of our proprietary information. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, including our know-how and trade secrets. Additionally, we currently have patents issued and patent applications pending in the U.S. and the E.U., primarily related to our historical, legacy offerings such as OpenStack Public Cloud. However, our patent applications may be challenged and/or ultimately rejected, and our issued patents may be contested, circumvented, found unenforceable or invalidated. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications owned by or licensed to us in the future may not provide us with competitive advantages, or may be circumvented or successfully challenged, invalidated or held unenforceable through administrative process, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. There may be issued patents, or pending patent applications that may result in issued patents, of which we are not aware held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or services.

Third parties may independently develop technologies that are substantially equivalent, superior to, or otherwise competitive to the technologies we employ in our services or that infringe, misappropriate or otherwise violate our intellectual property and proprietary rights. If we fail to protect our intellectual property and proprietary rights adequately, our competitors may gain access to our proprietary technology and develop and commercialize substantially identical services or technologies, and the steps we have taken may not prevent unauthorized use, access, distribution, misappropriation, reverse engineering or disclosure of our intellectual property and proprietary information, including our know-how and trade secrets. Enforcement of our intellectual property and proprietary rights also depends on successful legal actions against infringers and parties who misappropriate or otherwise violate our intellectual property and proprietary rights, including our proprietary information and trade secrets, but these actions may not be successful, even when our rights have been infringed, misappropriated or otherwise violated. In addition, the laws of some foreign countries do not protect our intellectual property and proprietary rights to the same extent as the laws of the U.S., and patent, trademark, copyright and trade secret protection may not be available to us in every country in which our services are available.

Despite the measures taken by us, it may be possible for a third party to copy or otherwise obtain and use our intellectual property and proprietary rights, including our technology and information, without authorization. Policing unauthorized use of our proprietary technologies and other intellectual property and our services is difficult, time-consuming and costly, and litigation could become necessary in the future to protect or enforce our intellectual property and proprietary rights. Any such litigation could be time consuming and expensive to prosecute or resolve, result in substantial diversion of management attention and resources and harm our business and results of operations. Furthermore, any such litigation may ultimately be unsuccessful and could result in the impairment or loss of portions of our intellectual property and proprietary rights. Additionally, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and proprietary rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property and proprietary rights.

Third-party claims of intellectual property or proprietary right infringement, misappropriation or other violation may be costly to defend and may limit or disrupt our ability to sell our services.

Third-party claims of intellectual property or proprietary right infringement, misappropriation or other violation are commonplace in technology-related industries. Companies in the technology industry, holding companies, non-practicing entities and other adverse intellectual property owners who may or may not have relevant service revenue, but are seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, service marks and trade secrets and frequently make claims of allegations of infringement, misappropriation or other violations of intellectual property and proprietary rights and may pursue litigation against us. These or other parties have claimed in the past, and could claim in the future, that we have misappropriated, violated, infringed or misused intellectual property proprietary rights. We could incur substantial costs in defending any such litigation, and any such litigation, regardless of merit or outcome, could be time consuming and expensive to settle or litigate and could divert the attention of our technical and management personnel and could harm our business, results of operations and reputation. An adverse determination in any such litigation could prevent us from offering our services to our customers and may require that we procure or develop substitute services that do not infringe, misappropriate or otherwise violate, which could be costly, time-consuming or impossible, or require us to obtain a costly and/or unfavorable license. Certain of our agreements with our customers and other third parties include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights. For any intellectual property or proprietary right claim against us or our customers or such other third parties, we may also have to pay damages (including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s rights), indemnify our customers or such other third parties against damages or stop using technology or intellectual property found to be in violation of a third party’s rights, which could harm our business. We may be unable to replace or obtain a license for those technologies with technologies that have the same features or functionality and that are of equal quality and performance standards on commercially reasonable terms or at all. Licensing replacement technologies and intellectual property may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. We may also be required to develop alternative technology and intellectual property that is non-infringing, misappropriating or violating, which could require significant effort, time and expense and ultimately may not be an alternative that functions as well as the original or is accepted in the marketplace.

We may have additional tax liabilities.

We are subject to a variety of taxes and tax collection obligations in the U.S. (federal and state) and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. We may recognize additional tax expense and be subject to additional tax liabilities, including other liabilities for tax collection obligations due to changes in laws, regulations, administrative practices, principles and interpretations related to tax, including changes to the global tax framework, competition and other laws and accounting rules in various jurisdictions. Such changes could come about as a result of economic, political and other conditions, or certain jurisdictions aggressively interpreting their laws in an effort to raise additional tax revenue. An increasing number of jurisdictions are considering or have unilaterally adopted laws or country-by-country reporting requirements that could adversely affect our effective tax rates or result in other costs to us which could adversely affect our operating results.

We are also currently subject to tax audits in various jurisdictions, and these jurisdictions may assess additional tax liabilities against us. Developments in an audit, investigation or other tax controversy could have a material and adverse effect on our operating results or cash flows in the period or periods for which that development occurs, as well as for prior and subsequent periods. We regularly assess the likelihood of an adverse outcome resulting from these proceedings to determine the adequacy of our tax accruals. Although we believe our tax estimates are reasonable, the final outcome of audits, investigations and any other tax controversies could be materially different from our historical tax accruals.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, may have a material and adverse impact on our business, financial condition and results of operations.

The U.S. government has adopted a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods, including information and communication technology products. These measures may materially increase costs for goods imported into the U.S. This in turn could mean that a larger portion of our customer’s IT spending will be made on hardware costs and less will be available to spend on our services, which could adversely affect our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may fluctuate significantly and purchasers of our common stock could incur substantial losses.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•

quarterly variations in the rate of growth (if any) of our financial or operational indicators, such as earnings per share, net income, revenues, Adjusted Net Income, Adjusted EBIT, Adjusted EBITDA, Bookings, Annualized Recurring Revenue and Quarterly Net Revenue Retention Rate;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in operating performance and the stock market valuations of other companies;

•	announcements related to litigation;

•	our failure to meet revenue or earnings estimates made by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions;

•	domestic and international economic, legal and regulatory factors unrelated to our performance;

•	material weakness in our internal control over financial reporting; and

•	the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations.

We will incur significant costs and devote substantial management time as a result of operating as a public company.

As a public company, we will continue to incur significant legal, accounting and other expenses. For example, we will be required to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC and heightened auditing standards, and Nasdaq, our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. The rules governing management’s assessment of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue incurring significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Furthermore, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail in meeting our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material and adverse effect on our business, financial condition and results of operations. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing and materiality of such costs.

We continue to be controlled by the Apollo Funds, and Apollo’s interests may conflict with our interests and the interests of other stockholders.

Following this offering, the Apollo Funds will beneficially own approximately      % of the voting power of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full). Therefore, individuals affiliated with Apollo will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, entering into significant corporate transactions such as mergers, tender offers, the sale of all or substantially all of our assets and issuance of additional debt or equity. The interests of Apollo and its affiliates, including the Apollo Funds, could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by the Apollo Funds could delay, defer or prevent a change in control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. Additionally, Apollo and its affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Apollo and its affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as the Apollo Funds continue to directly or indirectly beneficially own a significant amount of our equity, even if such amount is less than 50%, the Apollo Funds will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions. The Apollo Funds also have a right to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number), which currently represents at least a majority of our board of directors. In addition, we have an executive committee that serves at the discretion of our board of directors and includes two members nominated by the Apollo Funds, who are authorized to take actions (subject to certain exceptions) that they reasonably determine are appropriate. See “Management—Board Committees—Executive Committee” for a further discussion.

We are a “controlled company” within the meaning of Nasdaq’s rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, the Apollo Funds will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of Nasdaq’s corporate governance standards. Under Nasdaq rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

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the nominating and corporate governance committee be composed entirely of independent directors or otherwise require that the nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors pursuant to a formal resolution addressing the nominations process and such related matters as may be required under the federal securities laws; and

•	the compensation committee be composed entirely of independent directors.

We intend to utilize these exemptions as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.

Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	providing that our board of directors will be divided into three classes, with each class of directors serving staggered three-year terms;

•	prohibiting cumulative voting in the election of directors;

•

providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Funds;

•

empowering only the board of directors to fill any vacancy on our board of directors (other than in respect of an Apollo Board Nominee (as defined below), a Searchlight Board Nominee (as defined below) or an ABRY Board Nominee (as defined below)), whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•

prohibiting stockholders from acting by written consent if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Funds;

•

to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Funds; and

•

establishing advance notice requirements for nominations for election to our board of directors (other than in respect of an Apollo Board Nominee, a Searchlight Board Nominee or an ABRY Board Nominee) or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, our certificate of incorporation provides that we are not governed by Section 203 of the Delaware General Corporation Law, or the DGCL, which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. However, our certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions shall not apply to any business combination between

Apollo and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other, or certain other situations as described below in “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Delaware Takeover Statute.”

Any issuance by us of preferred stock could delay or prevent a change in control of us. Our board of directors will have the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

In addition, as long as the Apollo Funds beneficially own a majority of the voting power of our outstanding common stock, the Apollo Funds will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. Our Investor Rights Agreements will also require the approval of Apollo and its affiliates, including the Apollo Funds, for certain important matters, including certain acquisitions and dispositions outside of the ordinary course of business, certain issuances of equity securities and incurrence of debt, and mergers, consolidations and transfers of all or substantially all of our assets, until the first time that Apollo and its affiliates, including the Apollo Funds, cease to beneficially own at least 33% of our common stock. See “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Certain Matters that Require Consent of Our Stockholders.”

Together, the provisions in our certificate of incorporation, bylaws and the Investor Rights Agreements and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by the Apollo Funds and their right to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Certain Corporate Anti-takeover Provisions.”

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Act, or the Securities Exchange Act of 1934, as amended, or the Exchange Act, or to any claim for which the federal district courts of the United States have exclusive jurisdiction. Our certificate of incorporation further provides that the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act. We recognize that the forum selection clause in our certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. However, the enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our certificate of incorporation. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, none of Apollo, Searchlight, ABRY, their affiliated funds, the portfolio companies owned by such funds, any affiliates of Apollo, Searchlight or ABRY or any of their respective officers, directors, principals, partners, members, managers, employees, agents or other representatives will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent or other representative of Apollo, Searchlight, ABRY or their respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo, Searchlight, ABRY or their respective affiliates and representatives, instead of us, or does not communicate information regarding a corporate opportunity to us that such individual has directed to Apollo, Searchlight, ABRY or their respective affiliates and representatives. For instance, a director of our company who also serves as a director, officer or employee of Apollo, Searchlight, ABRY or any of their portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Upon consummation of this offering, our board of directors will consist of 10 members, six of whom will be Apollo Board Nominees, one of whom will be a Searchlight Board Nominee and one of whom will be an ABRY Board Nominee. These potential conflicts of interest could have a material and adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by any of Apollo, Searchlight or ABRY to itself or its affiliated funds, the portfolio companies owned by such funds or any of their affiliates instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Corporate Opportunity.”

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Investors in this offering will experience immediate and substantial dilution.

Based on our pro forma as adjusted net tangible book value (deficit) per share as of March 31, 2020 and an assumed initial public offering price of $                 per share, we expect that purchasers of our common stock in this offering will experience an immediate and substantial dilution of $                 per share, or $                 per share if the underwriters exercise their option to purchase additional shares in full, representing the difference between our pro forma as adjusted net tangible book value (deficit) per share and the initial public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

You may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, or in connection with shares issuable to an affiliate of ABRY pursuant to the Datapipe Merger Agreement, any of which could adversely affect our stock price.

After the completion of this offering, we will have                  shares of common stock authorized but unissued (assuming no exercise of the underwriters’ option to purchase additional shares). Our certificate of incorporation will authorize us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. At the closing of this offering, there will be approximately 25,178,352 shares of common stock underlying outstanding options and RSUs (excluding shares of common stock underlying the CFO IPO Grant). We expect to reserve                  shares of our common stock in the aggregate for issuance under the 2020 Incentive Plan and the ESPP. See “Executive Compensation—New Employee Benefit and Stock Plans—2020 Incentive Plan” and “—Employee Stock Purchase Plan.” Moreover, depending on the multiple of invested capital realized by the Apollo Funds on their investment in the Company, which may be achieved based on the volume-weighted average price of our common stock for a 30 consecutive trading day period, we may be required to issue to an affiliate of ABRY, pursuant to the Datapipe Merger Agreement, 2,665,935 shares, if the multiple of invested capital realized by the Apollo Funds exceeds 2.0 times, and up to 10,663,741 shares of our common stock in the aggregate if the multiple of invested capital realized by the Apollo Funds exceeds 4.5 times, as described further under “Certain Relationships and Related Party Transactions—Datapipe Merger Agreement.” Any common stock that we issue, including under our 2017 Incentive Plan, 2020 Incentive Plan, ESPP or other equity incentive plans that we may adopt in the future, as well as under the Datapipe Merger Agreement or outstanding options or RSUs, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

At the closing of this offering, we will have                  shares of common stock outstanding (or              shares if the underwriters exercise their option to purchase additional shares in full) and 25,178,352 shares of common stock underlying outstanding options and RSUs (excluding shares of common stock underlying the CFO IPO Grant). We and the Apollo Funds, Searchlight, affiliates of ABRY and all of our directors and executive officers, who as of July 20, 2020 collectively beneficially owned approximately 165,401,718 shares of our common stock, have agreed that, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters, dispose of any shares of common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. See “Underwriting (Conflict of Interest).” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods, and other limitations of Rule 144. Goldman Sachs & Co. LLC may, in its sole discretion, release all or any portion of the shares subject to lock-up agreements at any time and for any reason. In addition, following the lock-up period, certain of our existing stockholders, including the Apollo Funds, Searchlight and ABRY, have certain rights to require us to register the sale of common stock held by them including in connection with underwritten offerings. Additionally, we also intend to file a registration statement in respect of all shares of common stock that we may issue under the 2017 Incentive Plan, the 2020 Incentive Plan and the ESPP. Once we register these shares, they can be freely sold in the public market upon issuance. Sales of significant amounts of stock in the public market upon expiration of lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. We intend to use a portion of the net proceeds of this offering to redeem, repurchase or otherwise repay a portion of our outstanding indebtedness. Our management may not apply the net proceeds in ways that increase the value of your investment in our common stock. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

There has been no prior public market for our common stock and there can be no assurances that a viable public market for our common stock will develop or be sustained.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market on Nasdaq or otherwise or how liquid that market might become. The initial public offering price for the common stock was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting (Conflict of Interest).” If an active public market for our common stock does not develop, or is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you or at all.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting (Conflict of Interest),” and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price.

We do not anticipate paying dividends on our common stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our Senior Facilities and the Indenture contain, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to pay dividends and make other restricted payments. As a result, capital appreciation, if any, of our common stock may be your major source of gain for the foreseeable future. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock, publishes unfavorable research about our business or if our operating results do not meet their expectations, our stock price could decline.

We may issue preferred securities, the terms of which could adversely affect the voting power or value of our common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred securities could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of the common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and include, among other things, statements relating to:

•	our strategy, outlook and growth prospects;

•	our operational and financial targets and dividend policy;

•	general economic trends and trends in the industry and markets; and

•	the competitive environment in which we operate.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our results to vary from expectations include, but are not limited to:

•	our ability to attract new customers, retain existing customers and sell additional services and comparable gross margin services to our customers;

•	general economic conditions and uncertainties affecting markets in which we operate and economic volatility that could adversely impact our business, including the COVID-19 pandemic;

•	our ability to successfully execute our strategies and adapt to evolving customer demands, including the trend to lower-gross margin offerings;

•	fluctuations in our operating results;

•	risks associated with our substantial indebtedness and our obligations to repay such indebtedness;

•	competition in the hosting and cloud computing markets;

•	inability to compete successfully against current and future competitors;

•	dependence on favorable relationships with third-party cloud infrastructure providers;

•	failure to hire and retain qualified employees and personnel;

•	security breaches, cyber-attacks and other interruptions to our and our third-party service providers’ technological and physical infrastructures;

•	our ability to meet our service level commitments to customers, including network uptime requirements;

•	increased energy costs, power outages and limited availability of electrical resources;

•	increased Internet bandwidth costs or decreased Internet reliability or performance;

•	errors in estimating our data center capacity requirements;

•

our ability to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights and claims of intellectual property and proprietary right infringement, misappropriation or other violation by competitors and third parties;

•	the ability of certain of our vendors and customers to reduce or terminate our services at will without a penalty;

•	exposure to risks associated with international sales and operations, including foreign currency exchange rates, corruption and instability;

•	failure to maintain, enhance and protect our brand;

•	the loss of, and our reliance on, third-party providers, vendors, consultants and software;

•	our ability to successfully defend litigation brought against us;

•	issues with renewing the leases on existing facilities;

•	domestic and foreign regulation of our business, our customers, the environment and the third-party providers on whom we rely;

•	liability associated with the content and privacy of the data of our customers;

•	risks related to diverting management’s attention from our ongoing business operations;

•	uncertainty surrounding open source software and other risks associated with our use of open source and participation in open source projects;

•	additional tax liabilities; and

•	other risks, uncertainties and factors set forth in this prospectus, including those set forth under “Risk Factors.”

These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We expect to receive approximately $                million of net proceeds (based upon the assumed initial public offering price of $                per share, the midpoint of the range set forth on the cover page of this prospectus and assuming no exercise of the underwriters’ option to purchase additional shares) from the sale of the common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $                 million. We estimate that the net proceeds to us, if the underwriters exercise their option to purchase the maximum number of additional shares of common stock from us, will be approximately $                million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering (based upon the assumed initial public offering price of $                per share, the midpoint of the range set forth on the cover page of this prospectus).

We expect to use a portion of the net proceeds from this offering to repay $                 million principal amount of the outstanding loans under our Term Loan Facility, to redeem, retire or repurchase $                 million principal amount of our outstanding 8.625% Senior Notes and to pay related premiums, fees and expenses. As of July 1, 2020, the interest rate for our Term Loan Facility was 4.00%. The Term Loan Facility will mature on November 3, 2023. The interest rate for our 8.625% Senior Notes is 8.625%. The 8.625% Senior Notes will mature on November 15, 2024. The timing of our use of the net proceeds to repay, redeem, retire or repurchase our outstanding indebtedness will depend upon market conditions, among other factors. The remainder of the net proceeds will be used for general corporate purposes. Our management team will retain broad discretion to allocate the net proceeds of this offering for general corporate purposes.

DIVIDEND POLICY

We currently do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements and any other factors deemed relevant by our board of directors.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under our Senior Facilities, the Indenture and under other current and future indebtedness that we or they may incur. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2020 on:

•	an actual basis, giving effect to the Stock Split; and

•

an as adjusted basis, giving effect to the filing of our amended and restated certificate of incorporation and the sale of              shares in this offering at an assumed initial public offering price of $            , after deducting underwriting discounts, commissions and estimated offering expenses payable by us in this offering, and giving effect to the repayment of a portion of our indebtedness with the net proceeds of this offering as described in “Use of Proceeds.”

You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Consolidated Financial and Other Data,” “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes.

	As of March 31, 2020
	Actual	As Adjusted
(in millions, except share and per share data)
Cash and cash equivalents(1)	$125.2	$

Debt:
Revolving Credit Facility(2)	—
Term Loan Facility	2,817.3
8.625% Senior Notes	1,120.2
Receivables Financing Facility(2)	50.0

Total debt(3)	3,987.5

Stockholders’ equity:
Common stock—$0.01 par value; 1,495,000,000 shares authorized, 165,410,082 shares issued and outstanding (actual); 1,495,000,000 shares authorized, shares issued and outstanding (as adjusted)	1.6
Preferred stock—$0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding (actual); 5,000,000 shares authorized, no shares issued and outstanding (as adjusted)	—
Additional paid-in capital	1,610.2
Accumulated deficit	(765.7)
Accumulated other comprehensive income	(49.5)

Total stockholders’ equity(4)	796.6

Total capitalization(4)	$4,784.1	$

(1)	As adjusted cash and cash equivalents does not reflect the use of proceeds from this offering to pay any premiums, fees or expenses relating to the expected repayment of indebtedness.
(2)

As of March 31, 2020, $225.0 million and $30.3 million were available for borrowing under the Revolving Credit Facility and the Receivables Financing Facility, respectively. In connection with the closing of this offering, we expect to increase the size of the Revolving Credit Facility to $375.0 million, and, after giving effect to such increase, we would have had $375.0 million of undrawn commitments as of March 31, 2020 under our Revolving Credit Facility.

(3)	Our total debt as of March 31, 2020 does not include $62.7 million of unamortized debt issuance costs and $4.6 million of unamortized debt discount.
(4)

Each $1.00 increase (decrease) in the offering price per share of our common stock would increase (decrease) our as adjusted cash and cash equivalents, additional paid in capital, stockholders’ equity and total capitalization and equity by $                .

The foregoing table, except as otherwise indicated:

•	assumes no exercise of the underwriters’ option to purchase additional shares of common stock in this offering;

•

does not reflect the issuance of up to 10,663,741 shares of our common stock that may be issuable to an affiliate of ABRY pursuant to the Datapipe Merger Agreement. See “Certain Relationships and Related Party Transactions—Datapipe Merger Agreement;

•

does not reflect                  shares of common stock reserved for future grant or issuable in respect of awards that may be granted under the 2020 Incentive Plan and                  shares of common stock reserved for future issuance under the ESPP. See “Executive Compensation—New Employee Benefit and Stock Plans—2020 Incentive Plan” and “—Employee Stock Purchase Plan”; and

•

does not reflect 25,178,352 shares of common stock that may be issued upon the exercise of stock options and vesting of RSUs outstanding as of the consummation of this offering (excluding shares of common stock underlying the CFO IPO Grant) under the 2017 Incentive Plan. The following table sets forth the outstanding stock options and RSUs under the 2017 Incentive Plan as of March 31, 2020 (giving effect to the Stock Split):

	Number of Options or RSUs	Weighted-Average Exercise Price Per Share
Vested stock options (time-based vesting)(1)	3,500,532	$10.63
Unvested stock options (time-based vesting)(1)	14,647,224	$13.13
Unvested stock options (performance-based vesting)(1)	6,327,984	$12.36
Unvested RSUs (time-based vesting)	499,176	N/A
Unvested RSUs (performance-based vesting)	90,000	N/A

(1)	Upon a holder’s exercise of one option, we will issue to the holder one share of common stock.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value (deficit) per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of March 31, 2020 was $(3,706.4) million, or $(22.41) per share. Our historical net tangible book value (deficit) represents the amount of our total tangible assets (total assets less goodwill and total intangible assets) less total liabilities. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the number of shares of common stock issued and outstanding as of March 31, 2020.

Our pro forma net tangible book value (deficit) as of March 31, 2020 was $                , or $                 per share of our common stock. Pro forma net tangible book value (deficit) per share represents our pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of March 31, 2020, after giving effect to the sale of                shares of common stock in this offering at the assumed initial public offering price of $                per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting underwriting discounts, commissions and estimated offering expenses payable by us in this offering.

The following table illustrates the dilution per share of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of our common stock:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2020	$(22.41)
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value (deficit) per share after this offering

Dilution in net tangible book value (deficit) per share		$

Dilution per share to new investors purchasing shares in this offering is determined by subtracting pro forma net tangible book value (deficit) per share after this offering from the initial public offering price per share of common stock.

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value (deficit) per share after this offering by $                 per share and increase (decrease) the dilution to new investors by $                 per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our pro forma net tangible book value (deficit) by approximately $                 per share and decrease (increase) the dilution to new investors by approximately $                 per share, in each case assuming the assumed initial public offering price of $                 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors. If the underwriters exercise their option to purchase additional shares

of common stock in full, the pro forma net tangible book value (deficit) per share would be $                 per share, and the dilution in pro forma net tangible book value (deficit) per share to new investors in this offering would be $                 per share.

The following table summarizes, as of March 31, 2020, on a pro forma basis as described above, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $          per share, calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price per Share
	Number	Percent		Amount		Percent
Existing stockholders	165,410,082		%		$1,272,096,545		%		$7.69
Investors in the offering			%				%

Total		100%		$		100%		$

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by new investors by $                , $                 and $                 per share, respectively.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of common stock held by existing investors would be      %, and the percentage of shares of common stock held by new investors would be     %.

The foregoing tables and calculations, except as otherwise indicated:

•	give effect to the Stock Split;

•	assume an initial public offering price of $ per share of common stock, the midpoint of the range set forth on the cover of this prospectus;

•	assume no exercise of the underwriters’ option to purchase additional shares of common stock in this offering;

•

do not reflect the issuance of up to 10,663,741 shares of our common stock that may be issuable to an affiliate of ABRY pursuant to the Datapipe Merger Agreement. See “Certain Relationships and Related Party Transactions—Datapipe Merger Agreement;

•

do not reflect                  shares of common stock reserved for future grant or issuable in respect of awards that may be granted under the 2020 Incentive Plan and                 shares of common stock reserved for future issuance under the ESPP. See “Executive Compensation—New Employee Benefit and Stock Plans—2020 Incentive Plan” and “—Employee Stock Purchase Plan”; and

•

do not reflect 25,178,352 shares of common stock that may be issued upon the exercise of stock options and RSUs outstanding as of the consummation of this offering (excluding shares of common stock underlying the CFO IPO Grant) under the 2017 Incentive Plan. The following table sets forth the outstanding stock options and RSUs under the 2017 Incentive Plan as of March 31, 2020 (giving effect to the Stock Split):

	Number of Options or RSUs	Weighted-Average Exercise Price Per Share
Vested stock options (time-based vesting)(1)	3,500,532	$10.63
Unvested stock options (time-based vesting)(1)	14,647,224	$13.13
Unvested stock options (performance-based vesting)(1)	6,327,984	$12.36
Unvested RSUs (time-based vesting)	499,176	N/A
Unvested RSUs (performance-based vesting)	90,000	N/A

(1)	Upon a holder’s exercise of one option, we will issue to the holder one share of common stock.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders. To the extent that any outstanding options to purchase our common stock are exercised or RSUs vest, or new awards are granted under our equity compensation plans, or we are required to issue additional shares of our common stock pursuant to the Datapipe Merger Agreement, there will be further dilution to investors participating in this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data for the periods indicated. Periods before November 3, 2016 reflect the financial position and results of operations of Rackspace Technology Global, which we acquired on that date (such periods, the “Predecessor Periods”), and periods beginning and after November 3, 2016 reflect our financial position and results of operations, including the push-down accounting effects of the acquisition (such periods, the “Successor Periods”).

We have derived our selected historical consolidated financial data as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2015, 2016 and 2017 and for the year ended December 31, 2015 and the periods from January 1, 2016 to November 2, 2016 and from November 3, 2016 to December 31, 2016 have been derived from our audited consolidated financial statements not included in this prospectus. We have derived our selected historical consolidated financial data as of March 31, 2020 and for the three months ended March 31, 2019 and 2020 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of March 31, 2019 have been derived from our unaudited interim consolidated financial statements not included in this prospectus.

We adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (“ASC 606”), effective January 1, 2019, using the full retrospective method. As the financial data for Rackspace Technology Global before its acquisition is presented on a different accounting basis from our financial data following the acquisition, ASC 606 was only applied to the Successor Periods. In addition, we adopted Accounting Standards Codification No. 842, Leases (“ASC 842”), effective January 1, 2019, using the modified retrospective method. Only the selected historical consolidated financial data subsequent to January 1, 2019 reflects the adoption of ASC 842. For a description of ASC 606 and ASC 842, refer to Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

We acquired 100% of TriCore Solutions, LLC (“TriCore”), Datapipe Parent, Inc. (“Datapipe”), RelationEdge, LLC (“RelationEdge”) and Onica Holdings LLC (“Onica”) on June 19, 2017, November 15, 2017, May 14, 2018 and November 15, 2019, respectively. These acquisitions were accounted for as business combinations using the acquisition method of accounting and are described in more detail in Note 4 to our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated financial data includes the results of operations for these acquisitions subsequent to their respective acquisition dates.

Our historical results are not necessarily indicative of the results that may be expected for any future period. The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

(In millions, except per share data)	Predecessor		Successor
	Year Ended December 31, 2015	January 1, 2016 to November 2, 2016	November 3, 2016 to December 31, 2016	Year Ended December 31,				Three Months Ended March 31,
				2017	2018	2019		2019	2020
Consolidated Statement of Operations data:
Revenue	$2,001.3	$1,743.1	$334.5	$2,144.7	$2,452.8		$2,438.1	$606.9		$652.7
Cost of revenue	(1,031.4)	(912.4)	(232.8)	(1,354.1)	(1,445.7)		(1,426.9)	(356.0)		(403.4)

Gross profit	969.9	830.7	101.7	790.6	1,007.1		1,011.2	250.9		249.3
Selling, general and administrative	(769.9)	(643.2)	(284.2)	(942.2)	(949.3)		(911.7)	(231.7)		(227.8)
Impairment of goodwill	—	—	—	—	(295.0)		—	—		—
Gain on sales, net	—	36.7	—	5.2	—		2.1	2.1		—
Gain on settlement of contract	—	—	—	28.8	—		—	—		—

Income (loss) from operations	200.0	224.2	(182.5)	(117.6)	(237.2)		101.6	21.3		21.5

Other income (expense):
Interest expense	(10.8)	(32.7)	(31.4)	(223.4)	(281.1)		(329.9)	(89.0)		(72.0)
Gain (loss) on investments, net	—	—	—	4.6	4.6		99.5	0.1		(0.1)
Gain (loss) on extinguishment of debt	—	—	(3.7)	(16.9)	0.5		9.8	4.5		—
Other income (expense)	(1.7)	(2.7)	1.2	(7.4)	12.7		(3.3)	(4.0)		(0.6)

Total other expense	(12.5)	(35.4)	(33.9)	(243.1)	(263.3)		(223.9)	(88.4)		(72.7)

Income (loss) before income taxes	187.5	188.8	(216.4)	(360.7)	(500.5)		(122.3)	(67.1)		(51.2)
Benefit (provision) for income taxes	(65.1)	(82.9)	75.8	300.8	29.9		20.0	9.6		3.0

Net income (loss)	$122.4	$105.9	$(140.6)	$(59.9)	$(470.6)		$(102.3)	$(57.5)		$(48.2)

Net income (loss) per share:
Basic	$0.88	$0.83	$(0.93)	$(0.39)	$(2.85)		$(0.62)	$(0.35)		$(0.29)
Diluted	$0.87	$0.82	$(0.93)	$(0.39)	$(2.85)		$(0.62)	$(0.35)		$(0.29)
Pro forma basic and diluted(1)						$			$
Weighted average number of shares outstanding:
Basic	139.0	127.4	151.1	153.7	165.2		165.3	165.2		165.4
Diluted	141.0	128.7	151.1	153.7	165.2		165.3	165.2		165.4
Pro forma basic and diluted(1)
Consolidated Balance Sheet data (at end of period):
Cash and cash equivalents	$487.7		$298.2	$230.9	$254.3		$83.8	$194.3		$125.2
Total assets	$2,014.2		$5,517.2	$6,551.3	$6,111.4		$6,272.4	$6,209.0		$6,254.0
Non-current liabilities	$809.2		$4,012.1	$4,708.0	$4,638.1		$4,701.7	$4,720.3		$4,770.0
Total liabilities	$1,046.1		$4,396.4	$5,178.3	$5,203.6		$5,373.6	$5,286.3		$5,457.4
Total stockholders’ equity	$968.1		$1,120.8	$1,373.0	$907.8		$898.8	$922.7		$796.6
Consolidated Statement of Cash Flows data:
Net cash provided by operating activities	$583.6	$517.5	$41.7	$291.7	$429.8		$292.9	$23.1		$24.8
Net cash used in investing activities	$(479.4)	$(234.6)	$(3,993.0)	$(1,226.2)	$(348.3)		$(386.5)	$(43.8)		$(32.4)
Net cash (used in) provided by financing activities	$171.5	$(80.1)	$4,249.7	$867.5	$(53.7)		$(79.2)	$(41.3)		$50.6

(1)

Unaudited basic and diluted pro forma net income (loss) per share data assumes that an additional             of our shares of common stock were outstanding for the year ended December 31, 2019 and the three month period ended March 31, 2020, which represents the number of shares of common stock that we expect to be issued to fund the debt repayment with the net proceeds of this offering as described in “Use of Proceeds.” The number of shares of common stock that we expect to be issued to fund the debt repayment was calculated in accordance with Staff Accounting Bulletin Topic 3.A. by dividing $             million, which is the estimated cost to repay indebtedness with the proceeds of this offering as described in “Use of Proceeds,” by $             per share, the low end of the initial public offering price range included on the cover of this prospectus less underwriting discounts and commissions. We have also adjusted the numerator of the calculation for the pro forma impact of the debt repayment assuming that the debt was repaid as of January 1, 2019. Pro forma net income (loss) per share was prepared in accordance with Staff Accounting Bulletin 3.A., and is not comparable to our non-GAAP performance measure, Pro Forma Adjusted EPS, included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes to the consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions and forecasts. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including those set forth under the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this prospectus titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a leading end-to-end multicloud technology services company. We design, build and operate our customers’ cloud environments across all major technology platforms, irrespective of technology stack or deployment model. We partner with our customers at every stage of their cloud journey, enabling them to modernize applications, build new products and adopt innovative technologies. We serve our customers with a unique combination of proprietary technology resulting from over $1 billion of investment and services expertise from a team of highly skilled consultants and engineers. And we provide our customers with unbiased expertise and technology solutions, delivered over the world’s leading cloud services, all wrapped in a Fanatical Experience.

We aim to be our customers’ most trusted advisor and services partner in their path to cloud transformation and to accelerate the value of their cloud investments. We give customers the ability to make fluid decisions when choosing the right technologies, and we recommend solutions based on customers’ unique objectives and workloads, irrespective of the underlying technology stack or deployment option. In this way, we empower our customers to harness the strength of the cloud.

Our customers are served by a family of approximately 6,800 Rackers, including over 2,500 cloud-certified professionals. Our team includes some of the most qualified architects and engineers in the world, with over 2,700 AWS certifications, over 1,000 Google Cloud certifications, over 700 Azure certifications and over 400 VMware certifications worldwide as of May 31, 2020. Our Rackers are at the center of the customer experience — they maintain a hyper-focus on customer experience and satisfaction and are available to our customers 24x7x365 by phone, chat, email or web portal.

We deliver our services to a global customer base through an integrated service delivery model. We have a presence in more than 60 cities around the world. This footprint allows us to better serve customers based in various countries, especially multinational companies requiring cross-border solutions.

On November 3, 2016, Rackspace Hosting, Inc. (now named Rackspace Technology Global, Inc., or “Rackspace Technology Global”) was acquired by Inception Parent, Inc., an indirect wholly-owned subsidiary of the Company (“Inception Parent”). Pursuant to the Merger Agreement, dated as of August 26, 2016, Rackspace Technology Global merged with a wholly-owned subsidiary of Inception Parent, with Rackspace Technology Global surviving as a wholly-owned subsidiary of Inception Parent. Since the Rackspace Acquisition, we have made significant changes to our business model, including through acquisitions, divestitures, corporate transformation initiatives and significant investments to adapt to changing customer needs and competitive market dynamics. See “Business—Overview—Our Transformation.”

We operate our business and report our results through three reportable segments: (1) Multicloud Services, (2) Apps & Cross Platform and (3) OpenStack Public Cloud. Our Multicloud Services segment includes our multicloud services offerings, as well as professional services related to designing and building multicloud solutions and cloud-native applications. Our Apps & Cross Platform segment includes managed applications, managed security and data services, as well as professional services related to designing and implementing application, security and data services. In early 2017, we determined that our OpenStack Public Cloud offering was not core to our go-forward operations and we ceased to incentivize our sales team to promote and sell the product by the end of that year. We continue to serve our existing OpenStack Public Cloud customer base while we focus our growth strategy and investments on our Multicloud Services and Apps & Cross Platform offerings. See Note 17 to our audited consolidated financial statements for additional information about our segments. Accordingly, we refer in this prospectus to certain supplementary “Core” financial measures, which reflect the results or otherwise pertain to the performance of our Multicloud Services and Apps & Cross Platform segments, in the aggregate. Our Core financial measures exclude the results and performance of our OpenStack Public Cloud segment.

We generate revenue primarily through the sale of consumption-based contracts for our services offerings, which are recurring in nature. We also generate revenue from the sale of professional services related to designing and building customer solutions, which are non-recurring in nature. Arrangements within our Multicloud Services offerings generally have a fixed term, typically from 12 to 36 months, with a monthly recurring fee based on the computing resources provided to and utilized by the customer, the complexity of the underlying infrastructure and the level of support we provide. Our other primary sources of revenue are for public cloud services within our Multicloud Services, our Apps & Cross Platform and our OpenStack Public Cloud offerings. Contracts for these arrangements typically operate on a month-to-month basis and can be canceled at any time without penalty.

We sell our services through direct sales teams, third-party channel partners and via online orders. Our sales model is based on both distributed and centralized sales teams with leads generated from technology partners, customer referrals, channel partners and corporate marketing efforts. We offer customers the flexibility to select the best combination of resources in order to meet the requirements of their unique applications and provide the technology to seamlessly operate and manage multiple cloud computing environments.

Key Factors Affecting Our Performance

We believe our combination of proprietary technology, automation capabilities and technical expertise creates a value proposition for our customers that is hard to replicate for both competitors and in-house IT departments. Our continued success depends to a significant extent on our ability to meet the challenges presented by our highly competitive and dynamic market, including the following key factors:

Differentiating Our Service Offerings in a Competitive Market Environment

Our success depends to a significant extent on our ability to differentiate, expand and upgrade our service offerings in line with developing customer needs, while deepening our relationships with leading public cloud service providers and establishing new relationships, including with sales partners. We are a certified premier consulting and managed services partner to some of the largest cloud computing platforms, including AWS, Azure, Google Cloud, Oracle, Salesforce, SAP and VMware. We believe we are unique in our ability to serve customers across major technology stacks and deployment options, all while delivering a Fanatical Experience. Our existing and prospective customers are also under increasing pressure to move from on-premise or self-managed IT to the cloud to compete effectively in a digital economy and maximize the value of their cloud investments, which we believe presents an opportunity for professional services projects as well as new recurring business. See “Business—Overview—Our Transformation” and “—Our Opportunity.”

Annualized Recurring Revenue (“ARR”), which we believe is an important indicator of our market differentiation and future revenue opportunity from recurring customer contracts, was $2,382.2 million and $2,482.1 million as of March 31, 2019 and 2020, respectively, and $2,262.5 million, $2,374.3 million and $2,411.6 million as of December 31, 2017, 2018 and 2019, respectively. See “—Key Operating Metrics—Annualized Recurring Revenue.” We also believe that many of our prospective customers will need external support for their cloud transformations, which are non-recurring projects excluded from ARR provided through our professional services, and that our hybrid, platform-neutral approach, and ability to deliver a Fanatical Experience to customers, will continue to be key to our success in attracting and retaining customers over time.

Customer Relationships and Retention

Our success greatly depends on our ability to retain and develop opportunities with our existing customers and to attract new customers. We operate in a growing but competitive and evolving market environment, requiring innovation to differentiate us from our competitors. We believe that our integrated cloud service portfolio and our differentiated customer experience and technology are keys to retaining and growing revenue from existing customers as well as acquiring new customers. For example, we believe that the Rackspace Fabric provides customers a unified experience across their entire cloud and security footprint, and that our Rackspace Service Blocks model provides for customizable services consumption, enabling us to deliver IT services in a recurring and scalable way. These offerings differentiate us from legacy IT service providers that operate under long-term fixed and project-based fee structures often tethered to their existing technologies with less automation.

Shift in Capital Intensity

In recent years, the mix of our revenues has shifted from high capital intensity service offerings to low capital intensity service offerings and we expect this mix shift to continue. Historically, we primarily offered dedicated hosting and OpenStack Public Cloud services to our customers, which required us to deploy servers and equipment to ensure adequate capacity for new customers and, in certain cases, on behalf of customers at the start or during the performance of a contract, resulting in a high level of anticipatory and success-based capital expenditures. Today, the vast majority of our revenue is derived from service offerings, such as multicloud services, application services and professional services, which have significantly lower success-based capital requirements because they allow us to leverage our partners’ infrastructure or technology because we are able to use technology to make our capital expenditures more efficient. In addition, our management team has instilled greater discipline on capital expenditures. As a result, we have recently experienced and expect to continue to experience changes in our capital expenditures requirements.

Our capital expenditures equaled approximately 9% and 12% of our revenue for the three months ended March 31, 2019 and 2020, respectively, and 9%, 14% and 9% of our revenue for the years ended December 31, 2017, 2018 and 2019, respectively. Our capital expenditures were higher in the three months ended March 31, 2020 in part due to higher success-based spend to deploy customer environments and the refresh of certain data center equipment within our normal maintenance cycle. Our capital expenditures were higher in 2018 in part due to the timing of upfront purchases of certain software licenses and equipment under installment payment arrangements, as well as incremental capital spend related to Datapipe customers, higher spend to deploy customer environments for products in our Multicloud Services and Apps & Cross Platform segments, higher customer demand for new devices due to the launch of a new server line, investments in customer experience and product capabilities and integration efforts in certain data centers. Our 2017 capital expenditures were lower than usual due to cash conservation efforts following the Rackspace Acquisition.

Business Transformation

Since the Rackspace Acquisition, we have invested in multiple high growth service offerings, including multicloud services, professional services, managed security and data services. In this process, we established one of the broadest partner ecosystems across the technology industry. We have also invested heavily in proprietary technology and automation tools for both us and our customers. We invested in a professional services-driven go-to-market, providing holistic multicloud solutions to meet our customers’ objectives which aim to evolve those solutions over the full lifecycle of their cloud journey. Several experienced professionals joined our management team in mid-2019, including Kevin Jones (CEO), Dustin Semach (CFO) and Subroto Mukerji (COO). Our efforts have enabled us to improve our underlying operating cost efficiencies and expand our revenue opportunities. This transformation has benefited our financial model as well. Today, we benefit from a subscription-based model (including both long-term and month-to-month subscriptions) that accounted for over 95% of our revenue in 2019. Over 85% of our revenue in that year came from our Core Segments, which we expect to continue to drive our growth. For example, on a constant currency basis, assuming the RelationEdge and Onica acquisitions were consummated on January 1, 2018, we estimate that our constant currency Core Revenue would have increased by 6% in the first quarter of 2020 compared to the same quarter in 2019, and by 6% in the fourth quarter of 2019 compared to the fourth quarter of 2018. Additionally, our capital intensity, which we define as total capital expenditures as a percentage of total revenue, has decreased from 16% for the twelve months ended September 30, 2016, to 9% for the twelve months ended March 31, 2020.

Mergers and Acquisitions

We have completed and substantially integrated four acquisitions since 2017, including Onica, an AWS cloud services company that we acquired in the fourth quarter of 2019. See “—Significant Events and Transactions—Recent Mergers and Acquisitions.” We routinely evaluate potential acquisitions that align with our growth strategy. Our acquisitions in any period may impact the comparability of our results with prior and subsequent periods. The integration of acquisitions also requires dedication of substantial time and resources, and we may never fully realize synergies and other benefits that we expect. Acquisition purchase price accounting, which may require significant judgment, and amortization and depreciation of acquired assets, may result in our recording post-acquisition costs that are higher or lower than the underlying, steady state operating costs of the acquired business. Additionally, the terms of any such acquisition, particularly with respect to the treatment of deferred revenue, may adversely impact our post-acquisition recognition of revenue from the acquired business. Additionally, our acquired businesses or assets may not perform as we expect, which could adversely affect our results of operations.

Significant Events and Transactions

Impact of COVID-19

The recent outbreak of a novel strain of coronavirus, now referred to as COVID-19, has spread globally, including within the United States and resulted in the World Health Organization declaring the outbreak a “pandemic” in March 2020. The effects of COVID-19 are rapidly evolving, and the full impact and duration of the virus are unknown. Managing COVID-19 has strained and is expected to severely impact healthcare systems and businesses worldwide. The effects of COVID-19 and the response to the virus have negatively impacted overall economic conditions. To date, COVID-19 has not adversely affected our results of operations or financial condition in any material respect; however, the ultimate extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on our customers, vendors and employees and its impact on our sales cycles as well as industry events, all of which are uncertain and cannot be predicted. If the pandemic or the resulting economic downturn continues to worsen, we could experience service disruption, loss of customers or higher levels of doubtful trade accounts receivable, which could have an adverse effect on our results of operations and cash flows. At this point, we are focused on the health and safety of our employees, customers and partners and, among other things, have implemented a work-from-home policy and are limiting contact between our employees and customers while continuing to deliver a Fanatical Experience. To date, the impact on our business has been limited as most of our services are already delivered remotely or capable of being delivered remotely and we have a diverse customer base. In addition, our mitigation efforts, including offering our customers contract extensions in exchange for better payment terms and obtaining improved payment terms from our vendors, have generally been successful since the start of the pandemic. The full extent to which COVID-19 may impact our financial condition or results of operations over the medium to long term, however, remains uncertain. Due to our recurring revenue business model, the effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, customers, partners, suppliers and stockholders.

Recent Mergers and Acquisitions

On June 19, 2017, we acquired TriCore, a leader in the management of enterprise applications, including those in the Oracle and SAP ecosystems, for a net cash purchase price of $335 million, of which approximately $112 million was allocated to amortizable intangible assets. TriCore was integrated into our Apps & Cross Platform segment and contributed $34 million in revenue to our results in 2017 for the six and a half months following its acquisition.

On November 15, 2017, we acquired Datapipe (the “Datapipe Acquisition”), a provider of managed services across public and private clouds, managed hosting and colocation, for total consideration of $1,039 million, of which $764 million was paid in cash (financed with an incremental $800 million in borrowings under our Term Loan Facility), and the remainder consisted of our common stock valued at approximately $174 million and contingent consideration payable in the form of our common stock valued at approximately $101 million at the time of the acquisition. Of the total purchase price, approximately $270 million was allocated to amortizable intangible assets. Datapipe was integrated into our Multicloud Services segment and contributed $43 million in revenue to our results in 2017 for the month and a half following its acquisition. The contingent consideration in the amount of up to 10,663,741 shares of our common stock (subject to any equitable adjustments and reflecting the Stock Split) remains payable subject to the satisfaction of certain conditions described in “Certain Relationships and Related Party Transactions—Datapipe Merger Agreement” elsewhere in this prospectus.

On May 14, 2018, we acquired RelationEdge (the “RelationEdge Acquisition”), a full-service Salesforce Platinum Consulting Partner and digital agency that helps clients engage with their customers from lead to loyalty by improving business processes, leveraging technology and integrating creative digital marketing, for net cash consideration of $65 million, with a majority of the purchase price allocated to goodwill. RelationEdge was integrated into our Apps & Cross Platform segment and contributed $16 million in revenue to our results in 2018 for the seven and a half months following its acquisition.

On November 15, 2019, we acquired Onica (the “Onica Acquisition”), an AWS managed service provider of cloud-native consulting and managed services, including strategic advisory, architecture and engineering and application development services, for net cash consideration of $316 million, of which approximately $62 million was preliminarily allocated to amortizable intangible assets. The purchase price allocation period remains open for the Onica Acquisition, and the preliminary asset allocation amounts are subject to change. Onica was integrated into our Multicloud Services segment and contributed $21 million in revenue to our results in 2019 for the month and a half following its acquisition.

See Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding the above acquisitions.

Impact of Accounting Change on Results of Operations

We adopted Accounting Standard Codification (“ASC”) No. 606 (Revenue from Contracts with Customers) as of January 1, 2019 using the full retrospective method, which required us to restate each prior period presented. As the consolidated financial statements prior to the Rackspace Acquisition date were presented on a different accounting basis than the consolidated financial statements subsequent to the Rackspace Acquisition, ASC 606 was only applied to the periods subsequent to the Rackspace Acquisition date. Our results reflect the impact of the transition on our balance sheet as of January 1, 2017, the earliest period presented, and retrospective adjustments to our consolidated statements of operations and cash flows for the years ended December 31, 2017 and 2018. The most significant impact of the adoption of ASC 606 on our results of operations is related to the capitalization of costs to obtain and fulfill a contract with a customer, such as sales commissions and implementation and set up related expenses, and their amortization over the period the related services are delivered to customers, whereas under previous guidance we expensed such costs as they were incurred. As a result, our loss before income taxes and Adjusted EBITDA were both positively impacted by $45.3 million, $32.8 million and $4.9 million in 2017, 2018 and 2019, respectively. We also adopted ASC No. 842 (Leases) as of January 1, 2019 using the modified retrospective method, recording the impact of the transition on our balance sheet as of January 1, 2019. The impact of our adoption of ASC 842 resulted in a positive $0.2 million and $1.9 million impact on our loss before income taxes for the three months ended March 31, 2019 and full year 2019, respectively, and a negative $1.6 million and $8.9 million impact on our Adjusted EBITDA for the three months ended March 31, 2019 and full year 2019, respectively. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information on the adoption of these accounting standards. See “—Non-GAAP Financial Measures” below for our presentation and reconciliation of Adjusted EBITDA.

Key Operating Metrics

The following table and discussion present and summarize our key operating performance indicators, which management uses as measures of our current and future business and financial performance.

	Year Ended December 31,			Three Months Ended March 31,
(In millions, except %)	2017	2018	2019	2019	2020
Bookings	$546.8	$597.5	$700.7	$139.0	$230.5
Annualized Recurring Revenue (ARR)	$2,262.5	$2,374.3	$2,411.6	$2,382.2	$2,482.1
Core Quarterly Net Revenue Retention Rate	99%	99%	99%	99%	98%
Quarterly Net Revenue Retention Rate	98%	98%	98%	98%	98%

Bookings

We calculate Bookings for a given period as the annualized monthly value of our recurring customer contracts entered into during the period from (i) new customers and (ii) net upgrades by existing customers within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received during the period. “Recurring customer contracts” are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work.

Bookings for any period may reflect orders that we perform in the same period, orders that remain outstanding as of the end of the period and the annualized value of recurring month-to-month contracts entered into during the period, even if the terms of such contracts do not require the contract to be renewed. Bookings include net upgrades by existing customers within the same workload, but exclude net downgrades by such customers within that workload. Any customer that contracts for a new workload is considered a new customer and the entire value of the contract or upgrade is recorded in Bookings, irrespective of whether the same customer canceled or downgraded other workloads. Bookings also do not include the impact of any known contract non-renewals or service cancellations by our customers, except for positive net upgrades by existing customers. In cases where a new or upgrading customer enters into a multi-year contract, Bookings include only the annualized contract value. Bookings do not include usage-based fees in excess of contracted minimum commitments until actually incurred.

We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new customer acquisition and our ability to cross-sell new services to existing customers. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, is an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

Our Bookings were $139.0 million and $230.5 million for the three months ended March 31, 2019 and 2020, respectively, and $546.8 million, $597.5 million and $700.7 million for the years ended December 31, 2017, 2018 and 2019, respectively. The increase in Bookings between the first quarter of 2020 and the first quarter of 2019 as well as between 2019 and 2018 was attributable to the execution of several initiatives focused on enhancing growth, including an investment in sales, an improvement in sales productivity, an increase in the number of enterprise customers and an increase in the number of new deals with large contract values.

Annualized Recurring Revenue

We calculate Annualized Recurring Revenue, or ARR, by annualizing our actual revenue from existing recurring customer contracts (as defined under “—Bookings” above) for the most recently completed fiscal quarter. ARR is not adjusted for the impact of any known or projected future customer cancellations, service upgrades or downgrades or price increases or decreases.

We use ARR as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring customer contracts, assuming zero cancellations. The amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new Bookings, higher or lower professional services revenue, subsequent changes in our pricing, service cancellations, upgrades or downgrades and acquisitions or divestitures. For the avoidance of doubt, ARR for any period ending December 31 is calculated by annualizing our actual revenue from existing recurring customer contracts for the fourth quarter in that year. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Our ARR was $2,382.2 million and $2,482.1 million as of March 31, 2019 and 2020, respectively, and $2,262.5 million, $2,374.3 million and $2,411.6 million as of December 31, 2017, 2018 and 2019, respectively.

Quarterly Net Revenue Retention Rate

Our Quarterly Net Revenue Retention Rate, which we use to measure our success in retaining and growing revenue from our existing customers, compares sequential quarterly revenue from the same cohort of customers. We calculate our Quarterly Net Revenue Retention Rate for a given quarterly period as the revenue from the cohort of customers for the latest reported fiscal quarter (the numerator), divided by revenue from such customers for the immediately preceding fiscal quarter (denominator). Existing customer revenue for the earlier of the two fiscal quarters is calculated on a constant currency basis, applying the average exchange rate for the latest reported fiscal quarter to the immediately preceding fiscal quarter, to eliminate the effects of foreign currency fluctuations. The numerator and denominator only include revenue from customers that we served and from which we recognized revenue in the first month of the earliest of the two quarters being compared. Our calculation of Quarterly Net Revenue Retention Rate for any fiscal quarter includes the positive revenue impacts of selling new services to existing customers and the negative revenue impacts of attrition among this cohort of customers. For annual periods and interim periods longer than three months, we report Quarterly Net Revenue Retention Rate as the arithmetic average of Quarterly Net Revenue Retention Rate for all fiscal quarters included in the period. Our calculation of Quarterly Net Revenue Retention Rate may differ from similarly titled metrics presented by other companies.

Throughout this prospectus, we present our Quarterly Net Revenue Retention Rate on a consolidated basis and on a Core basis, which we refer to as “Core Quarterly Net Revenue Retention Rate,” as well as by segment.

Our Quarterly Net Revenue Retention Rate was 98% for each of the three-month periods ended March 31, 2019 and 2020 and 98% for each of the years ended December 31, 2017, 2018 and 2019, despite our significant transformation activities through these years, including our shift away from OpenStack Public Cloud to our other service offerings. Accordingly, our Core Quarterly Net Revenue Retention Rate was 99% and 98% for the three-month periods ended March 31, 2019 and 2020, respectively, and 99%, 99% and 99% for the years ended December 31, 2017, 2018 and 2019, respectively, reflecting the stickiness of our subscription-based revenue model.

Key Components of Statement of Operations

Revenue.    A substantial amount of our revenue, particularly within our Multicloud Services segment, is generated pursuant to contracts that typically have a fixed term (typically from 12 to 36 months). Our customers generally have the right to cancel their contracts by providing us with written notice prior to the end of the fixed term, though most of our contracts provide for termination fees in the event of cancellation prior to the end of their term, typically amounting to the outstanding value of the contract. These contracts include a monthly recurring fee, which is determined based on the computing resources utilized and provided to the customer, the complexity of the underlying infrastructure and the level of support we provide. Our public cloud services within the Multicloud Services segment and most of our Apps & Cross Platform and OpenStack Public Cloud services generate usage-based revenue invoiced on a month-to-month basis and can be canceled at any time without penalty. We also generate revenue from usage-based fees and fees from professional services earned from customers using our hosting and other services. We typically recognize revenue on a daily basis, as services are provided, in an amount that reflects the consideration to which we expect to be entitled in exchange for our services. Our usage-based arrangements generally include a variable consideration component, consisting of monthly utility fees, with a defined price and undefined quantity. Our customer contracts also typically contain service level guarantees, including with respect to network uptime requirements, that provide discounts when we fail to meet specific obligations and, with respect to certain products, we may offer volume discounts based on usage. As these variable consideration components consist of a single distinct daily service provided on a single performance obligation, we account for all of them as services are provided and earned.

Cost of revenue.    Cost of revenue consists primarily of depreciation of servers, software and other systems infrastructure and personnel costs (including salaries, bonuses, benefits and share-based compensation) for engineers, developers and other employees involved in the delivery of services to our customers. Cost of revenue also includes data center rent and other infrastructure maintenance and support costs, including usage charges for third-party infrastructure, software license costs and utilities. Cost of revenue is driven mainly by demand for our services, our service mix and the cost of labor in a given geography.

Selling, general and administrative (SG&A).    Selling, general and administrative expense consists primarily of personnel costs (including salaries, bonuses, commissions, benefits and share-based compensation) for our sales force, executive team and corporate administrative and support employees, including our human resources, finance, accounting and legal functions. SG&A also includes research and development costs, repair and maintenance of corporate infrastructure, facilities rent, third-party advisory fees (including audit, legal and management consulting costs), marketing and advertising costs and insurance, as well as the amortization of related intangible assets and certain depreciation of fixed assets. Research and development costs were $18 million and $11 million in the three months ended March 31, 2019 and 2020, respectively, and $93 million, $75 million and $56 million in 2017, 2018 and 2019, respectively. Advertising costs were $10 million and $12 million in the three months ended March 31, 2019 and 2020, respectively, and $60 million, $42 million and $40 million in 2017, 2018 and 2019, respectively.

SG&A also includes transaction costs related to acquisitions and financings, costs related to integration and business transformation and management fees, which may impact the comparability of SG&A between periods. SG&A in the periods included in this prospectus also reflect the costs of our business transformation initiatives focused on cost savings, competitive positioning, technological developments and the scale of our business. Our existing equityholders have agreed to terminate the existing management consulting agreements effective as of the pricing of this offering, and therefore no management fees will accrue or be payable for periods after the pricing of this offering, thereby reducing our SG&A expense; however, we also expect certain of our other our recurring SG&A costs to increase on account of the expansion of accounting, legal, investor relations and other functions, incremental insurance coverage and other services needed to operate as a public company.

Income taxes. Our income tax benefit (expense) and deferred tax assets and liabilities reflect management’s best assessment of estimated current and future taxes to be paid. To date, we have recorded consolidated tax benefits, reflecting our net losses, though certain of our non-U.S. subsidiaries have incurred corporate tax expense according to the relevant taxing jurisdictions. In 2017, we recorded a $197 million tax benefit as a result of U.S. tax reform due to the remeasurement of federal net deferred tax liabilities resulting from the reduction in the U.S. statutory corporate tax rate to 21% from 35%. We are under certain domestic and foreign tax audits. Due to the complexity involved with certain tax matters, there is the possibility that the various taxing authorities may disagree with certain tax positions filed on our income tax returns. We believe we have made adequate provision for all uncertain tax positions. See Note 13 to our audited consolidated financial statements.

Results of Operations

We discuss our historical results of operations, and the key components of those results, below. Past financial results are not necessarily indicative of future results.

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2020

The following table sets forth our results of operations for the specified periods, as well as changes between periods and as a percentage of revenue for those same periods (totals in table may not foot due to rounding):

	Three Months Ended March 31,				Year-Over-Year Comparison
	2019		2020
(In millions, except %)	Amount	% Revenue	Amount	% Revenue	Amount	% Change
Revenue	$606.9	100.0%	$652.7	100.0%	$45.8	7.6%
Cost of revenue	(356.0)	(58.7)%	(403.4)	(61.8)%	(47.4)	13.3%

Gross profit	250.9	41.3%	249.3	38.2%	(1.6)	(0.6)%
Selling, general and administrative	(231.7)	(38.2)%	(227.8)	(34.9)%	3.9	(1.7)%
Gain on sale	2.1	0.3%	—	—%	(2.1)	(100.0)%

Income from operations	21.3	3.5%	21.5	3.3%	0.2	0.9%
Other income (expense):
Interest expense	(89.0)	(14.7)%	(72.0)	(11.0)%	17.0	(19.1)%
Gain (loss) on investments, net	0.1	0.0%	(0.1)	(0.0)%	(0.2)	NM
Gain on extinguishment of debt	4.5	0.7%	—	—%	(4.5)	(100.0)%
Other expense, net	(4.0)	(0.6)%	(0.6)	(0.1)%	3.4	(85.0)%

Total other income (expense)	(88.4)	(14.6)%	(72.7)	(11.1)%	15.7	(17.8)%

Loss before income taxes	(67.1)	(11.1)%	(51.2)	(7.8)%	15.9	(23.7)%
Benefit for income taxes	9.6	1.6%	3.0	0.5%	(6.6)	(68.8)%

Net loss	$(57.5)	(9.5)%	$(48.2)	(7.4)%	$9.3	(16.2)%

NM = not meaningful.

Revenue

Revenue increased $46 million, or 7.6%, to $653 million in the three months ended March 31, 2020 from $607 million in the three months ended March 31, 2019. Revenue was positively impacted by the acquisition of Onica in November 2019 as well as new customer acquisition and growing customer spend in our Multicloud Services and Apps & Cross Platform segments, as discussed below. Our Quarterly Net Revenue Retention Rate was 98% in the three months ended March 31, 2020.

After removing the impact from foreign currency fluctuations, on a constant currency basis, revenue increased 7.8% period-on-period. On a constant currency basis, assuming the Onica acquisition was consummated on January 1, 2019, we estimate that our constant currency revenue would have increased by 3.0% period-on-period. Although such estimate of constant currency revenue is based on assumptions that management believes are reasonable, it is not necessarily indicative of the constant currency revenue that would have been achieved had such acquisition occurred on January 1, 2019. The following table presents revenue growth by segment:

	Three Months Ended March 31,		% Change
(In millions, except %)	2019	2020	Actual	Constant Currency(1)
Multicloud Services	$452.8	$507.9	12.2%	12.5%
Apps & Cross Platform	78.1	81.5	4.4%	4.5%

Core Revenue	530.9	589.4	11.0%	11.3%
OpenStack Public Cloud	76.0	63.3	(16.7)%	(16.7)%

Total	$606.9	$652.7	7.6%	7.8%

(1)	Refer to “—Non-GAAP Financial Measures” in this section for further explanation and reconciliation.

Multicloud Services revenue in the three months ended March 31, 2020 increased 12%, or 13% on a constant currency basis, from the three months ended March 31, 2019, reflecting the positive impact of the November 2019 acquisition of Onica. Underlying growth was driven by both the acquisition of new customers and increased spend by existing customers, partially offset by cancellations by existing customers. The Quarterly Net Revenue Retention Rate for our Multicloud Services segment was 98% in the three months ended March 31, 2020.

Apps & Cross Platform revenue in the three months ended March 31, 2020 increased 4%, or 5% on a constant currency basis, from the three months ended March 31, 2019, due to growth in our offerings for managed security, professional services, and management of productivity and collaboration applications. The Quarterly Net Revenue Retention Rate for our Apps & Cross Platform segment was 99% in the three months ended March 31, 2020.

OpenStack Public Cloud revenue in the three months ended March 31, 2020 decreased 17% on an actual basis, and 17% on a constant currency basis, from the three months ended March 31, 2019 due to customer churn. While we expect revenue from this business to continue to decline, we also saw the quarterly year-over-year rate of decline decelerate as many large OpenStack Public Cloud customers have already terminated their OpenStack Public Cloud contracts with us and our remaining customer base for this offering is composed of smaller customers who tend to churn at lower rates.

Cost of Revenue

Cost of revenue increased $47 million, or 13%, to $403 million in the three months ended March 31, 2020 from $356 million in the three months ended March 31, 2019, primarily due to a $56 million increase in infrastructure expenses related to offerings on third-party clouds, partially offset by a $12 million decrease in depreciation expense. The increase in infrastructure expenses related to offerings on third-party clouds was due to growth in these offerings and the impact of an increased volume of larger, multi-year customer contracts which typically have a larger infrastructure component and lower margins. The decrease in depreciation expense was primarily due to certain property, equipment and software reaching the end of its useful life for depreciation purposes and a decrease in our overall depreciable asset base as a result of the shift towards faster-growing, value-added service offerings which have significantly lower capital requirements than our legacy capital-intensive revenue streams. The remaining cost of revenue variance was driven by a $10 million increase in employee-related expenses primarily due to the addition of former Onica employees, partially offset by initiatives to lower our cost structure, including the consolidation of data center facilities and reviewing and optimizing our vendor license spending, which resulted in year-over-year decreases in these expenses.

As a percentage of revenue, cost of revenue increased 310 basis points in the three months ended March 31, 2020 to 61.8% from 58.7% in the three months ended March 31, 2019, driven by a 790 basis point increase in infrastructure expense, partially offset by a 280 basis point reduction in depreciation expense and a 210 basis point decrease related to data center and license expenses.

Gross Profit and Adjusted Consolidated and Segment Adjusted Gross Profit

Our consolidated gross profit was $249 million in the three months ended March 31, 2020, a decrease of $2 million from $251 million in the three months ended March 31, 2019. Our Adjusted Consolidated Gross Profit was $256 million in the three months ended March 31, 2020, a decrease of $2 million from $258 million in the three months ended March 31, 2019. Adjusted Consolidated Gross Profit is a non-GAAP financial measure. See “—Non-GAAP Financial Measures” below for more information. Our consolidated gross margin was 38.2% in the three months ended March 31, 2020, a decrease of 310 basis points from 41.3% in the three months ended March 31, 2019.

The table below presents our segment adjusted gross profit and gross margin for the periods indicated, and the change in gross profit between periods.

	Three Months Ended March 31,				Year-Over-Year Comparison
(In millions, except %)	2019		2020
Adjusted gross profit by segment:	Amount	% of Segment Revenue	Amount	% of Segment Revenue	Amount	% Change
Multicloud Services	$189.4	41.8%	$196.8	38.7%	$7.4	3.9%
Apps & Cross Platform	28.9	37.0%	30.1	36.9%	1.2	4.2%
OpenStack Public Cloud	39.8	52.4%	29.3	46.3%	(10.5)	(26.4)%

Adjusted Consolidated Gross Profit	258.1		256.2		(1.9)	(0.7)%

Less:
Share-based compensation expense	(1.0)		(1.8)
Other compensation expense(1)	(0.5)		(1.9)
Purchase accounting impact on revenue(2)	0.1		—
Purchase accounting impact on expense(2)	(2.4)		(1.9)
Restructuring and transformation expenses(3)	(3.4)		(1.3)

Total consolidated gross profit	$250.9		$249.3

(1)

Adjustments for expense related to the cash settlement of unvested equity awards that were outstanding at the consummation of the Rackspace Acquisition, retention bonuses, mainly in connection with restructuring and transformation projects, and the related payroll tax.

(2)	Adjustment for the impact of purchase accounting from the Rackspace Acquisition on revenue and expenses.
(3)	Adjustment for the impact of business transformation and optimization activities, as well as associated severance, facility closure costs and lease termination expenses.

Multicloud Services adjusted gross profit increased by 4% in the three months ended March 31, 2020 from the three months ended March 31, 2019. Segment adjusted gross profit as a percentage of segment revenue decreased by 310 basis points, reflecting an 18% increase in segment cost of revenue and a 12% increase in segment revenue. The increase in costs was mainly driven by higher third-party infrastructure costs and the addition of former Onica employees’ personnel costs. Partially offsetting the increase was lower depreciation and data center costs.

Apps & Cross Platform adjusted gross profit increased 4% in the three months ended March 31, 2020 from the three months ended March 31, 2019. Segment adjusted gross profit as a percentage of segment revenue remained unchanged at 37%, reflecting proportional increases in segment revenue and cost of revenue. The increase in cost of revenue was driven by the segment’s higher business volume.

OpenStack Public Cloud adjusted gross profit decreased 26% in the three months ended March 31, 2020 from the three months ended March 31, 2019 due to customer churn. Segment adjusted gross profit as a percentage of segment revenue decreased by 610 basis points, reflecting a 17% decrease in segment revenue, partially offset by a 6% decrease in segment cost of revenue.

The aggregate amount of costs reflected in consolidated gross profit but excluded from segment adjusted gross profit was $6.9 million in the three months ended March 31, 2020, a decrease of $0.3 million from $7.2 million in the three months ended March 31, 2019, reflecting lower purchase accounting adjustments and restructuring and transformation expense, partially offset by an increase in share-based compensation and retention bonuses. For more information about our segment adjusted gross profit, see Note 14 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $4 million, or 2%, to $228 million in the three months ended March 31, 2020 from $232 million in the three months ended March 31, 2019. Contributing to this decrease was a $7 million decrease in expenses for research and development activities driven by a shift away from our historical, legacy offerings such as the OpenStack Public Cloud, which require more research and development. Additionally, employee-related expenses decreased $6 million in certain administrative functions due to a decrease in employee count, driven, in part, by outsourcing initiatives, and lower expense related to our obligations to settle share-based awards in connection with the Rackspace Acquisition. These decreases were partially offset by an increase in commissions expense driven by bookings growth, including the impact of the Onica acquisition, and higher non-equity incentive compensation expense, also mainly driven by Onica. There was also an increase in expenses related to business optimization initiatives and integrating Onica.

As a percentage of revenue, selling, general and administrative expenses decreased 330 basis points to 34.9% in the three months ended March 31, 2020 from 38.2% in the three months ended March 31, 2019 for the reasons discussed above.

Gain on Sale

In March 2019, we recorded a $2 million gain related to the payment of a promissory note receivable that was issued in conjunction with the divestiture of our Mailgun business in 2017.

Interest Expense

Interest expense decreased $17 million to $72 million in the three months ended March 31, 2020 from $89 million in the three months ended March 31, 2019, primarily due to the January 2020 designation of certain of our interest rate swap agreements as cash flow hedges, as further discussed in Note 10 to our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the three months ended March 31, 2019, we recorded $19 million of interest expense related to the change in the fair value of interest rate swaps compared to $3 million recorded to interest expense in the three months ended March 31, 2020.

Gain on Extinguishment of Debt

We recorded a $5 million gain on debt extinguishment in the three months ended March 31, 2019 related to the repurchase of $28 million principal amount of our 8.625% Senior Notes.

Other Expense, Net

Other expense decreased $3 million primarily related to changes in the fair value of foreign currency derivatives, as further discussed in Note 10 to our unaudited interim consolidated financial statements included elsewhere in this prospectus, partially offset by an increase in foreign currency transaction losses.

Benefit for Income Taxes

Our income tax benefit decreased by $7 million to $3 million in the three months ended March 31, 2020 from $10 million in the three months ended March 31, 2019. Our effective tax rate decreased from 14.3% in the three months ended March 31, 2019 to 5.9% in the three months ended March 31, 2020. The decrease in the effective tax rate year-over-year and the difference between the effective tax rate for the three months ended March 31, 2020 and the statutory rate are primarily due to the geographic distribution of profits.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

The following table sets forth our results of operations for the specified periods, as well as changes between periods and as a percentage of revenue for those same periods (totals in table may not foot due to rounding):

	Year Ended December 31,				Year-Over-Year Comparison
	2018		2019
(In millions, except %)	Amount	% Revenue	Amount	% Revenue	Amount	% Change
Revenue	$2,452.8	100.0%	$2,438.1	100.0%	$(14.7)	(0.6)%
Cost of revenue	(1,445.7)	(58.9)%	(1,426.9)	(58.5)%	18.8	(1.3)%

Gross profit	1,007.1	41.1%	1,011.2	41.5%	4.1	0.4%
Selling, general and administrative	(949.3)	(38.7)%	(911.7)	(37.4)%	37.6	(4.0)%
Impairment of goodwill	(295.0)	(12.0)%	—	—	295.0	(100.0)%
Gain on sale, net	—	—	2.1	0.1%	2.1	NM

Income (loss) from operations	(237.2)	(9.7)%	101.6	4.2%	338.8	142.8%
Other income (expense):
Interest expense	(281.1)	(11.5)%	(329.9)	(13.5)%	(48.8)	17.4%
Gain on investments, net	4.6	0.2%	99.5	4.1%	94.9	NM
Gain (loss) on extinguishment of debt	0.5	0.0%	9.8	0.4%	9.3	NM
Other income (expense)	12.7	0.5%	(3.3)	(0.1)%	(16.0)	NM

Total other income (expense)	(263.3)	(10.7)%	(223.9)	(9.2)%	39.4	(15.0)%

Loss before income taxes	(500.5)	(20.4)%	(122.3)	(5.0)%	378.2	(75.6)%
Benefit for income taxes	29.9	1.2%	20.0	0.8%	(9.9)	(33.1)%

Net loss	$(470.6)	(19.2)%	$(102.3)	(4.2)%	$368.3	(78.3)%

NM = not meaningful.

Revenue

Revenue decreased $15 million, or 0.6%, to $2,438 million from $2,453 million in 2018. Revenue was negatively impacted by $22 million from foreign currency translation effects in 2019, due to a stronger U.S. dollar relative to other foreign currencies, primarily the British pound sterling. Conversely, revenue was positively impacted by the acquisitions of RelationEdge in May 2018 and Onica in November 2019. Our Quarterly Net Revenue Retention Rate was 98% in 2019, reflecting new customer acquisition and growing customer spend in our Multicloud Services and Apps & Cross Platform segments, as discussed below.

After removing the impact from foreign currency fluctuations, on a constant currency basis, revenue increased 0.3% period-on-period. On a constant currency basis, assuming the RelationEdge and Onica acquisitions were consummated on January 1, 2018, we estimate that our constant currency revenue would have increased by 1.6% period-on-period. Although such estimate of constant currency revenue is based on assumptions that management believes are reasonable, it is not necessarily indicative of operating results that would have been achieved had such acquisitions occurred on January 1, 2018. The following table presents 2019 revenue growth by segment:

	Year Ended December 31,		% Change
(In millions, except %)	2018	2019	Actual	Constant Currency(1)
Multicloud Services	$1,803.4	$1,832.6	1.6%	2.6%
Apps & Cross Platform	290.0	319.2	10.1%	10.4%

Core Revenue	2,093.4	2,151.8	2.8%	3.7%
OpenStack Public Cloud	359.4	286.3	(20.3)%	(19.6)%

Total	$2,452.8	$2,438.1	(0.6)%	0.3%

(1)	Refer to “—Non-GAAP Financial Measures” in this section for further explanation and reconciliation.

Multicloud Services revenue increased 2%, or 3% on a constant currency basis, from 2018, reflecting the positive impact of the November 2019 acquisition of Onica, which contributed $21 million to 2019 revenue. Underlying growth was driven by both the acquisition of new customers and increased spend by existing customers, partially offset by cancellations by existing customers. The Quarterly Net Revenue Retention Rate for our Multicloud Services segment was 98% in 2019.

Apps & Cross Platform revenue increased 10% on an actual basis, and 10% on a constant currency basis, from 2018 due to the favorable full year impact of RelationEdge, which we acquired in May 2018, and growth in our offerings for managed security, professional services and management of productivity and collaboration applications. The Quarterly Net Revenue Retention Rate for our Apps & Cross Platform segment was 100% in 2019.

OpenStack Public Cloud revenue decreased 20% on an actual basis, and 20% on a constant currency basis, from 2018 due to customer churn. While we expect revenue from this business to continue to decline, we also saw the quarterly year-over-year rate of decline stabilize during 2019 as many large OpenStack Public Cloud customers terminated their OpenStack Public Cloud contracts with us and our remaining customer base for this offering was composed of smaller customers who tend to churn at lower rates.

Cost of Revenue

Cost of revenue decreased $19 million, or 1%, to $1,427 million from $1,446 million in 2018, primarily driven by a $112 million decrease in depreciation expense, partially offset by a $109 million increase in infrastructure expenses related to offerings on third-party clouds. The decrease in depreciation expense was primarily due to certain property, equipment and software reaching the end of its useful life for depreciation purposes and a decrease in our overall depreciable asset base as a result of the shift towards faster-growing, value-added service offerings which have significantly lower capital requirements than our legacy capital-intensive revenue streams. The increase in infrastructure expenses related to offerings on third-party clouds was due to growth in these offerings and the impact of an increased volume of larger, multi-year customer contracts which typically have a larger infrastructure component and lower margins. The remaining decrease in cost of revenue was driven by the execution of various initiatives in 2019 to lower our cost structure, such as consolidating data center facilities and reviewing and optimizing our vendor license spending, which resulted in year-over-year decreases in these expenses. Employee-related expenses were largely flat as an increase in non-equity incentive compensation expense was offset by expense recorded in the prior year related to our obligations to settle share-based awards in connection with the Rackspace Acquisition.

As a percentage of revenue, cost of revenue decreased 40 basis points in 2019 to 58.5% from 58.9% in 2018, driven by a 450 basis point decrease related to depreciation expense, partially offset by a 410 basis point increase largely related to infrastructure expense.

Gross Profit and Adjusted Consolidated and Segment Adjusted Gross Profit

Our consolidated gross profit was $1,011 million in 2019, an increase of $4 million from $1,007 million in 2018. Our Adjusted Consolidated Gross Profit was $1,039 million in 2019, an increase of $10 million from $1,029 million in 2018. Adjusted Consolidated Gross Profit is a non-GAAP financial measure. See “—Non-GAAP Financial Measures” below for more information. Our consolidated gross margin was 41.5% in 2019, an increase of 40 basis points from 41.1% in 2018.

The table below presents our segment adjusted gross profit and gross margin for the periods indicated, and the change in gross profit between periods.

	Year Ended December 31,				Year-Over-Year Comparison
(In millions, except %)	2018		2019
Adjusted gross profit by segment:	Amount	% of Segment Revenue	Amount	% of Segment Revenue	Amount	% Change
Multicloud Services	$736.6	40.8%	$774.7	42.3%	$38.1	5.2%
Apps & Cross Platform	107.3	37.0%	118.7	37.2%	11.4	10.6%
OpenStack Public Cloud	185.0	51.5%	146.0	51.0%	(39.0)	(21.1)%

Adjusted Consolidated Gross Profit	1,028.9		1,039.4		10.5	1.0%

Less:
Share-based compensation expense	(4.1)		(5.7)
Other compensation expense(1)	(7.3)		(2.8)
Purchase accounting impact on revenue(2)	(1.2)		0.2
Purchase accounting impact on expense(2)	(6.9)		(9.6)
Restructuring and transformation expenses(3)	(2.3)		(10.3)

Total consolidated gross profit	$1,007.1		$1,011.2

(1)

Adjustments for expense related to the cash settlement of unvested equity awards that were outstanding at the consummation of the Rackspace Acquisition, retention bonuses, mainly in connection with restructuring and transformation projects, and the related payroll tax.

(2)	Adjustment for the impact of purchase accounting from the Rackspace Acquisition on revenue and expenses.
(3)	Adjustment for the impact of business transformation and optimization activities, as well as associated severance, facility closure costs and lease termination expenses.

Multicloud Services adjusted gross profit increased by 5% in 2019 from 2018. Segment adjusted gross profit as a percentage of segment revenue increased by 150 basis points, reflecting a 2% increase in segment revenue and a 1% decrease in segment cost of revenue. The decrease in costs reflects savings obtained as a result of lower personnel costs, reflecting our prior period integration and transformation efforts. The shift in capital intensity described above resulted in lower depreciation and data center costs, offset by higher third-party infrastructure costs.

Apps & Cross Platform adjusted gross profit increased 11% in 2019 from 2018. Segment adjusted gross profit as a percentage of segment revenue remained unchanged at 37%, reflecting proportional increases in segment revenue and cost of revenue. The increase in cost of revenue was driven by the segment’s higher business volume, reflecting the favorable full year impact of the RelationEdge Acquisition.

OpenStack Public Cloud adjusted gross profit decreased 21% in 2019 from 2018 due to customer churn. Segment adjusted gross profit as a percentage of segment revenue remained unchanged at 51%, reflecting proportional decreases in revenue and costs.

The aggregate amount of costs reflected in consolidated gross profit but excluded from segment adjusted gross profit was $28.2 million in 2019, an increase of $6.4 million from $21.8 million in 2018, reflecting higher restructuring and transformation costs that more than offset the decrease from cash-settled equity awards. For more information about our segment adjusted gross profit, see Note 17 to our audited consolidated financial statements included elsewhere in this prospectus.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $38 million, or 4%, to $912 million from $949 million in 2018. Contributing to this decrease was a $19 million decline in expenses for research and development activities as our business shifts towards providing cloud-centric, value-added services, such as our offerings on third-party clouds, application management and professional services that require fewer research and development activities to develop and support as compared to our historical, legacy offerings such as the OpenStack Public Cloud. Additionally, employee-related expenses declined in certain administrative functions due to a decrease in employee count driven, in part, by transformation and outsourcing initiatives. We also incurred lower expense related to our obligations to settle share-based awards in connection with the Rackspace Acquisition, a reduction in marketing activity spend and a decrease in expenses related to cost savings initiatives and closing and integrating our recent acquisitions. These decreases were partially offset by incremental amortization expense in 2019 related to sales commissions capitalized in accordance with ASC 606 and higher severance and share-based compensation expense.

As a percentage of revenue, selling, general and administrative expenses decreased 130 basis points, from 38.7% in 2018 to 37.4% in 2019, for the reasons discussed above.

Impairment of Goodwill

As a result of our 2018 annual goodwill impairment test performed during the fourth quarter of 2018, we determined that the carrying amount of our Private Cloud Services reporting unit, which is a component of our Multicloud Services segment, exceeded its fair value and recorded a goodwill impairment charge of $295 million. The impairment was driven by a significant decrease in forecasted revenue and cash flows and a lower long-term growth rate, as current and forecasted industry trends reflect lower demand for traditional managed hosting services. There was no such impairment in 2019.

Gain on Sale

In March 2019, we recorded a $2 million gain related to the payment of a promissory note receivable that was issued in conjunction with the divestiture of our Mailgun business in 2017. See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for more information on this transaction.

Interest Expense

Interest expense increased $49 million to $330 million from $281 million in 2018, primarily due to changes in the fair value of interest rate swaps, as further discussed in Note 15 to our audited consolidated financial statements included elsewhere in this prospectus.

Gain on Investments, net

Gain on investments was $5 million in 2018 compared to $100 million in 2019, driven by a $97 million realized gain related to the sale of our CrowdStrike investment in 2019, as further discussed in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

Gain on Extinguishment of Debt

We recorded a $1 million and $10 million gain on debt extinguishment in 2018 and 2019, respectively, related to repurchases of $3 million and $77 million principal amount of 8.625% Senior Notes in 2018 and 2019, respectively.

Other Income (Expense)

We had $13 million of other income in 2018 compared to $3 million of other expense in 2019 primarily related to changes in the fair value of foreign currency derivatives, as further discussed in Note 15 to our audited consolidated financial statements included elsewhere in this prospectus, and to a lesser extent, an increase in foreign currency transaction losses.

Benefit for Income Taxes

Our income tax benefit decreased by $10 million to $20 million in 2019 from $30 million in 2018. Our effective tax rate increased from 6.0% in 2018 to 16.4% in 2019. The effective tax rate for the year ended December 31, 2019 was impacted by the current year global intangible low-taxed income (“GILTI”) inclusion, the impact of changes in income tax rates, changes in valuation allowances, research and development credits, changes to income tax reserves and other permanently nondeductible items.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate and further explanation of our provision for taxes, see Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

The following table sets forth our results of operations for the specified periods, as well as changes between periods and as a percentage of revenue for those same periods (totals in table may not foot due to rounding):

	Year Ended December 31,				Year-Over-Year Comparison
	2017		2018
(In millions, except %)	Amount	% Revenue	Amount	% Revenue	Amount	% Change
Revenue	$2,144.7	100.0%	$2,452.8	100.0%	$308.1	14.4%
Cost of revenue	(1,354.1)	(63.1)%	(1,445.7)	(58.9)%	(91.6)	6.8%

Gross profit	790.6	36.9%	1,007.1	41.1%	216.5	27.4%
Selling, general and administrative	(942.2)	(43.9)%	(949.3)	(38.7)%	(7.1)	0.8%
Impairment of goodwill	—	—%	(295.0)	(12.0)%	(295.0)	NM
Gain on sales, net	5.2	0.2%	—	—	(5.2)	(100.0)%
Gain on settlement of contract	28.8	1.3%	—	—	(28.8)	(100.0)%

Income (loss) from operations	(117.6)	(5.5)%	(237.2)	(9.7)%	(119.6)	101.7%

Other income (expense):
Interest expense	(223.4)	(10.4)%	(281.1)	(11.5)%	(57.7)	25.8%
Gain on investments, net	4.6	0.2%	4.6	0.2%	—	—
Gain (loss) on extinguishment of debt	(16.9)	(0.8)%	0.5	0.0%	17.4	NM
Other income (expense)	(7.4)	(0.3)%	12.7	0.5%	20.1	NM

Total other income (expense)	(243.1)	(11.3)%	(263.3)	(10.7)%	(20.2)	8.3%

Loss before income taxes	(360.7)	(16.8)%	(500.5)	(20.4)%	(139.8)	38.8%
Benefit for income taxes	300.8	14.0%	29.9	1.2%	(270.9)	(90.1)%

Net loss	$(59.9)	(2.8)%	$(470.6)	(19.2)%	$(410.7)	NM

NM = not meaningful.

Revenue

Revenue increased $308 million, or 14%, to $2,453 million from $2,145 million in 2017, primarily due to the acquisitions of Datapipe in November 2017, TriCore in June 2017 and RelationEdge in May 2018. The impact of a weaker U.S. dollar relative to other foreign currencies, primarily the British pound sterling, resulted in a $17 million favorable impact to revenue. Conversely, within the Other category in the table below, the early termination of a large, multi-year agreement and divestitures of certain product lines negatively impacted revenue when compared to 2017. Our Quarterly Net Revenue Retention Rate was 98% in 2018.

After removing the impact from foreign currency fluctuations, on a constant currency basis, revenue increased 14% from 2017. The following table presents 2018 revenue growth by segment:

	Year Ended December 31,		% Change
(In millions, except %)	2017	2018	Actual	Constant Currency(1)
Multicloud Services	$1,470.0	$1,803.4	22.7%	21.8%
Apps & Cross Platform	217.4	290.0	33.4%	33.1%

Core Revenue	1,687.4	2,093.4	24.1%	23.2%
OpenStack Public Cloud	422.8	359.4	(15.0)%	(15.7)%
Other(2)	34.5	—	NM	NM

Total	$2,144.7	$2,452.8	14.4%	13.6%

(1)	Refer to “—Non-GAAP Financial Measures” in this section for further explanation and reconciliation.
(2)	The Other product line includes historical data for product lines that we have divested, non-core business activities and the impact of a large multi-year agreement that was terminated in April 2017.

NM = not meaningful.

Multicloud Services revenue increased 23%, or 22% on a constant currency basis, from 2017, due to increased spend by existing customers and the addition of new customers, partially offset by cancellations by existing customers. The Quarterly Net Revenue Retention Rate for our Multicloud Services segment was 99% in 2018.

The acquisition of Datapipe also contributed to the growth in Multicloud Services revenue.

Apps & Cross Platform revenue increased 33% on an actual basis, and 33% on a constant currency basis, from 2017 primarily due to the acquisition of TriCore, and to a lesser extent, the acquisition of RelationEdge. Also contributing to the increase was the growth of our managed security offering, together with our offerings around email and other productivity applications. The Quarterly Net Revenue Retention Rate for our Apps & Cross Platform segment was 101% in 2018.

OpenStack Public Cloud revenue decreased 15%, or 16% on a constant currency basis, from 2017, due mainly to customer churn.

Cost of Revenue

Cost of revenue increased $92 million, or 7%, to $1,446 million from $1,354 million in 2017, driven by our revenue growth. Infrastructure expenses related to offerings on third-party clouds increased $95 million, largely due to growth in our service offerings on third-party clouds and the impact of the acquired Datapipe operations. Data center expenses increased $59 million primarily due to increases in data center rent and utility expenses as a result of data centers added as part of the Datapipe Acquisition. Employee-related expenses increased $51 million primarily due to the addition of approximately 500 former Datapipe employees. License costs increased by a net $27 million, primarily due to higher utilization of third-party software licenses to support the larger business resulting from the acquisition of Datapipe, partially offset by an $8 million benefit recorded in the fourth quarter of 2018 related to the release of certain license accruals. These aggregate increases in cost of revenue were partially offset by a $149 million decrease in depreciation expense due to certain property, equipment and software reaching the end of its useful life for depreciation purposes. Cost of revenue in 2018 also included $21 million of accelerated depreciation resulting from a revision to the useful life of certain equipment assets primarily due to the deceleration of growth related to our legacy, capital-intensive businesses.

As a percentage of revenue, cost of revenue decreased 420 basis points, from 63.1% in 2017 to 58.9% in 2018, primarily due to a 920 basis point decrease in depreciation expense, partially offset by 350 and 140 basis point increases related to infrastructure expense and data center costs, respectively.

Gross Profit and Adjusted Consolidated and Segment Adjusted Gross Profit

Our consolidated gross profit was $1,007 million in 2018, an increase of $217 million, or 27%, from $791 million, in 2017. Our Adjusted Consolidated Gross Profit was $1,029 million in 2018, an increase of $205 million from $824 million in 2017. Adjusted Consolidated Gross Profit is a non-GAAP financial measure. See “—Non-GAAP Financial Measures” below for more information. Our consolidated gross margin was 41.1% in 2018, an increase of 420 basis points from 36.9% in 2017.

The table below presents our segment adjusted gross profit for the periods indicated, and the change in gross profit between periods.

	Year Ended December 31,				Year-Over-Year Comparison
(In millions, except %)	2017		2018
Adjusted gross profit by segment:	Amount	% of Segment Revenue	Amount	% of Segment Revenue	Amount	% Change
Multicloud Services	$540.5	36.8%	$736.6	40.8%	$196.1	36.3%
Apps & Cross Platform	71.1	32.7%	107.3	37.0%	36.2	50.9%
OpenStack Public Cloud	198.9	47.0%	185.0	51.5%	(13.9)	(7.0)%
Other(1)	13.6	39.4%	—	NM	NM	NM

Adjusted Consolidated Gross Profit	824.1		1,028.9		204.8	24.9%

Less:
Share-based compensation expense	(1.5)		(4.1)
Other compensation expense(2)	(14.4)		(7.3)
Purchase accounting impact on revenue(3)	(4.7)		(1.2)
Purchase accounting impact on expense(3)	(7.9)		(6.9)
Restructuring and transformation expenses(4)	(5.0)		(2.3)

Total consolidated gross profit	$790.6		$1,007.1

(1)	Other includes product lines that we have divested and the impact of a large multi-year agreement that was terminated in April 2017.
(2)

Adjustments for expense related to the cash settlement of unvested equity awards that were outstanding at the consummation of the Rackspace Acquisition, retention bonuses, mainly in connection with restructuring and transformation projects, and the related payroll tax.

(3)	Adjustment for the impact of purchase accounting from the Rackspace Acquisition on revenue and expenses.
(4)	Adjustment for the impact of business transformation and optimization activities, as well as associated severance, facility closure costs and lease termination expenses.

NM = not meaningful.

Multicloud Services adjusted gross profit increased by 36% in 2018 from 2017. Segment adjusted gross profit as a percentage of segment revenue increased by 400 basis points, as the increase in segment revenue outpaced the increase in segment cost of revenue by 790 basis points. The increase in segment cost of revenue was driven mainly by higher third-party infrastructure, data center and personnel costs, reflecting the incremental infrastructure, network and engineering requirements driven by segment customer growth, as discussed above. These cost increases were partially offset by a decrease in depreciation, reflecting a decrease in our average depreciable property, equipment and software between periods, reflecting mainly amortization related to the Rackspace Acquisition.

Apps & Cross Platform adjusted gross profit increased by 51% in 2018 from 2017. Segment adjusted gross profit as a percentage of segment revenue increased by 430 basis points, as the increase in segment revenue outpaced the increase in segment cost of revenue by 850 basis points. The increase in segment cost of revenue was driven mainly by increased headcount from the RelationEdge and TriCore acquisitions.

OpenStack Public Cloud adjusted gross profit decreased 7% in 2018 from 2017 due to customer churn. Segment adjusted gross profit as a percentage of segment revenue increased by 450 basis points, as the decrease in costs outpaced the decrease in revenue by 710 basis points.

The aggregate amount of costs reflected in consolidated gross profit but excluded from segment adjusted gross profit was $21.8 million in 2018, a decrease of $11.7 million from $33.5 million in 2017, reflecting mainly decreases in cash-settled equity awards, net purchase accounting impacts and restructuring and transformation costs. For more information about our segment adjusted gross profit, see Note 17 to our audited consolidated financial statements included elsewhere in this prospectus.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $7 million, or 1%, to $949 million from $942 million in 2017. A $17 million increase in employee-related expenses was driven by incremental amortization expense in 2018 related to commissions capitalized in accordance with ASC 606 and an increase in employee count driven by the Datapipe Acquisition, partially offset by lower expense related to our obligation to settle share-based awards in connection with the Rackspace Acquisition, an increase in capitalized payroll resulting from research and development activities and lower research and development expense. Also contributing to the increase was an additional $16 million in expenses related to identifying and executing cost saving initiatives and Datapipe integration activities, and incremental expenses for office rent, internal software support and maintenance, and travel and entertainment, due to the Datapipe Acquisition. The impact of these increases was partially offset by an $18 million decrease in marketing spend and a $10 million decrease in transaction-related costs as the prior year included expenses related to the Datapipe Acquisition completed in November 2017.

As a percentage of revenue, selling, general and administrative expenses decreased 520 basis points, from 43.9% in 2017 to 38.7% in 2018, for the reasons discussed above.

Impairment of Goodwill

As a result of our annual goodwill impairment test performed during the fourth quarter of 2018, we determined that the carrying amount of our Private Cloud Services reporting unit, which is a component of our Multicloud Services segment, exceeded its fair value and recorded a goodwill impairment charge of $295 million, resulting in a decrease of approximately 16% in the goodwill allocated to this reporting unit. The impairment was driven by a significant decrease in forecasted revenue and cash flows and a lower long-term growth rate, as current and forecasted industry trends reflected lower demand for traditional managed hosting services. There was no such impairment in 2017.

Gain on Sales, net

The $5.2 million net gain on sales is comprised of a $7 million pre-tax gain related to the August 2017 termination of a transition services agreement entered into between Rackspace US, Inc. and the buyer of our Cloud Sites business in August 2016, partially offset by a $2 million pre-tax loss from the sale of our Mailgun business in February 2017.

Gain on Settlement of Contract

In July 2017, we reached a settlement agreement with a customer to terminate a large, multi-year agreement in advance of its contractual term that would have expired in June 2018 in exchange for a cash payment of $29 million, received in August 2017.

Interest Expense

Interest expense increased $58 million, or 26%, to $281 million from $223 million in 2017, primarily due to an increase in LIBOR rates, incremental Term Loan Facility borrowings and changes in the fair value of interest rate swaps.

Gain on Investments, net

In 2017 and 2018, we recognized net gains on investment activity of $5 million, of which $1 million and $4 million, respectively, related to the sale of our remaining interest in Mailgun Technologies, Inc. As part of the overall consideration received from the sale of our Mailgun business in February 2017, we obtained an equity interest in the new entity, Mailgun Technologies, Inc., which we accounted for under the cost method.

Gain (Loss) on Extinguishment of Debt

We incurred an aggregate $17 million loss on debt extinguishment in 2017 related to the June 2017 and November 2017 Term Loan Facility amendments, compared to a $1 million gain in 2018 related to the December 2018 repurchase of $3 million principal amount of 8.625% Senior Notes.

Other Income (Expense)

We had $7 million of other expense in 2017 compared to $13 million of other income in 2018 primarily due to changes in the fair value of foreign currency derivatives.

Benefit for Income Taxes

Our income tax benefit decreased by $271 million, to $30 million in 2018 from $301 million in 2017. Our effective tax rate changed from 83.4% in 2017 to 6.0% in 2018. In December 2017, the Tax Cuts and Jobs Act (the “TCJA”) was enacted. The TCJA, among other things, reduced the U.S. federal income tax rate from 35% to 21%, eliminated certain deductions, imposed a mandatory one-time tax on accumulated earnings of foreign subsidiaries and changed how foreign earnings are subject to U.S. tax. In 2017, we recorded a provisional income tax benefit of $197 million, which is the primary reason for the 83% effective tax rate. This amount is primarily comprised of the remeasurement of federal net deferred tax liabilities resulting from the permanent reduction in the U.S. statutory corporate tax rate to 21% from 35%.

Also in December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”) to provide guidance in situations when a public company does not have the necessary information available, prepared or analyzed in reasonable detail to complete the accounting for certain income tax effects of the TCJA. As we completed our analysis of the TCJA during 2018, we adjusted the provisional income tax benefit related to the TCJA by $11 million for a total income tax benefit of $186 million in accordance with SAB 118.

The difference between the effective tax rate of 6% in 2018 and the U.S. federal statutory tax rate of 21% was primarily due to new provisions for foreign earnings, specifically GILTI, as well as the tax impact associated with the goodwill impairment.

Non-GAAP Financial Measures

We track several non-GAAP financial measures to monitor and manage our underlying financial performance. The following discussion includes the presentation of constant currency revenue, Adjusted Consolidated Gross Profit, Adjusted Net Income (Loss), Adjusted EBIT, Adjusted EBITDA and Pro Forma Adjusted Earnings Per Share (“EPS”), which are non-GAAP financial measures that exclude the impact of certain costs, losses and gains that are required to be included in our profit and loss measures under GAAP. Although we believe these measures are useful to investors and analysts for the same reasons they are useful to management, as discussed below, these measures are not a substitute for, or superior to, U.S. GAAP financial measures or disclosures. Other companies may calculate similarly-titled non-GAAP measures differently, limiting their usefulness as comparative measures. We have reconciled each of these non-GAAP measures to the applicable most comparable GAAP measure throughout this prospectus.

Constant Currency Revenue

We use constant currency revenue as an additional metric for understanding and assessing our growth excluding the effect of foreign currency rate fluctuations on our international business operations. Constant currency information compares results between periods as if exchange rates had remained constant period over period and is calculated by translating the non-U.S. dollar income statement balances for the most current period to U.S. dollars using the average exchange rate from the comparative period rather than the actual exchange rates in effect during the respective period. We also believe this is an important metric to help investors evaluate our performance in comparison to prior periods.

The following tables present, by segment, actual and constant currency revenue and constant currency revenue growth rates, for and between the periods indicated:

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020			% Change
(In millions, except %)	Revenue	Revenue	Foreign Currency Translation(a)	Revenue in Constant Currency	Actual	Constant Currency
Multicloud Services	$452.8	$507.9	$1.5	$509.4	12.2%	12.5%
Apps & Cross Platform	78.1	81.5	0.1	81.6	4.4%	4.5%
OpenStack Public Cloud	76.0	63.3	—	63.3	(16.7)%	(16.7)%

Total	$606.9	$652.7	$1.6	$654.3	7.6%	7.8%

	Year Ended December 31, 2018	Year Ended December 31, 2019			% Change
(In millions, except %)	Revenue	Revenue	Foreign Currency Translation(a)	Revenue in Constant Currency	Actual	Constant Currency
Multicloud Services	$1,803.4	$1,832.6	$18.4	$1,851.0	1.6%	2.6%
Apps & Cross Platform	290.0	319.2	1.1	320.3	10.1%	10.4%
OpenStack Public Cloud	359.4	286.3	2.7	289.0	(20.3)%	(19.6)%

Total	$2,452.8	$2,438.1	$22.2	$2,460.3	(0.6)%	0.3%

	Year Ended December 31, 2017	Year Ended December 31, 2018			% Change
(In millions, except %)	Revenue	Revenue	Foreign Currency Translation(a)	Revenue in Constant Currency	Actual	Constant Currency
Multicloud Services	$1,470.0	$1,803.4	$(13.4)	$1,790.0	22.7%	21.8%
Apps & Cross Platform	217.4	290.0	(0.7)	289.3	33.4%	33.1%
OpenStack Public Cloud	422.8	359.4	(3.1)	356.3	(15.0)%	(15.7)%
Other	34.5	—	—	—	NM	NM

Total	$2,144.7	$2,452.8	$(17.2)	$2,435.6	14.4%	13.6%

(a)	The effect of foreign currency is calculated by translating current period results using the average exchange rate from the prior comparative period.

NM = not meaningful.

Adjusted Consolidated Gross Profit

Our principal measure of segment profitability is segment adjusted gross profit. We also present Adjusted Consolidated Gross Profit in this prospectus, which is the aggregate of segment adjusted gross profit, because we believe the measure is useful in analyzing trends in our underlying, recurring gross margins. We define Adjusted Consolidated Gross Profit as our consolidated gross profit, adjusted to exclude the impact of share-based compensation expense and other non-recurring or unusual compensation items, purchase accounting-related effects, and certain business transformation-related costs. For a reconciliation of our Adjusted Consolidated Gross Profit to our total consolidated gross profit, see “—Gross Profit and Adjusted Consolidated and Segment Adjusted Gross Profit” above.

Adjusted Net Income (Loss), Adjusted EBIT and Adjusted EBITDA

We present Adjusted Net Income (Loss), Adjusted EBIT and Adjusted EBITDA because they are a basis upon which management assesses our performance and we believe they are useful to evaluating our financial performance. We believe that excluding items from net income that may not be indicative of, or are unrelated to, our core operating results, and that may vary in frequency or magnitude, enhances the comparability of our results and provides a better baseline for analyzing trends in our business.

The Rackspace Acquisition was structured as a leveraged buyout of Rackspace Technology Global, our Predecessor, and resulted in several accounting and capital structure impacts. For example, the revaluation of our assets and liabilities resulted in a significant increase in our amortizable intangible assets and goodwill, the incurrence of a significant amount of debt to partially finance the Rackspace Acquisition resulted in interest payments that reflect our high leverage and cost of debt capital, and the conversion of Rackspace Technology Global’s unvested equity compensation into a cash-settled bonus plan and obligation to pay management fees to our equityholders resulted in new cash commitments. In addition, the change in ownership and management resulting from the Rackspace Acquisition led to a strategic realignment in our operations that had a significant impact on our financial results. As discussed above under “—Significant Events and Transactions—Recent Mergers and Acquisitions,” following the Rackspace Acquisition, we acquired several businesses, sold businesses and investments that we deemed to be non-core and launched multiple integration and business transformation initiatives intended to improve the efficiency of people and operations and identify recurring cost savings and new revenue growth opportunities. We believe that these transactions and activities resulted in costs, which have historically been substantial, that may not be indicative of, or are not related to, our core operating results, including interest related to the incurrence of additional debt to finance acquisitions and third party legal, advisory and consulting fees and severance, retention bonus and other internal costs that we believe would not have been incurred in the absence of these transactions and activities and are also may not be indicative of, or related to, our core operating results.

We define Adjusted Net Income (Loss) as net income (loss) adjusted to exclude the impact of non-cash charges for share-based compensation and cash charges related to the settlement of our Predecessor’s equity plan, transaction-related costs and adjustments, restructuring and transformation charges, management fees, the amortization of acquired intangible assets and certain other non-operating, non-recurring or non-core gains and losses, as well as the tax effects of these non-GAAP adjustments.

We define Adjusted EBIT as net income (loss), plus interest expense and income taxes, further adjusted to exclude the impact of non-cash charges for share-based compensation and cash charges related to the settlement of our Predecessor’s equity plan, transaction-related costs and adjustments, restructuring and transformation charges, management fees, the amortization of acquired intangible assets and certain other non-operating, non-recurring or non-core gains and losses.

We define Adjusted EBITDA as Adjusted EBIT plus depreciation and amortization.

Adjusted EBIT and Adjusted EBITDA are management’s principal metrics for measuring our underlying financial performance. Adjusted EBITDA, along with other quantitative and qualitative information, is also the principal financial measure used by management and our board of directors in determining performance-based compensation for our management and key employees.

These non-GAAP measures are not intended to imply that we would have generated higher income or avoided net losses if the Rackspace Acquisition and the subsequent transactions and initiatives had not occurred. In the future we may incur expenses or charges such as those added back to calculate Adjusted Net Income (Loss), Adjusted EBIT or Adjusted EBITDA. Our presentation of Adjusted Net Income (Loss), Adjusted EBIT and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items. Other companies, including our peer companies, may calculate similarly-titled measures in a different manner from us, and therefore, our non-GAAP measures may not be comparable to similarly-tiled measures of other companies. Investors are cautioned against using these measures to the exclusion of our results in accordance with GAAP.

The following table presents a reconciliation of Adjusted Net Income (Loss), Adjusted EBIT and Adjusted EBITDA to our net loss for the periods indicated (totals in table may not foot due to rounding).

	Year Ended December 31,			Three Months Ended March 31,
(In millions)	2017	2018	2019	2019	2020
Net loss	$(59.9)	$(470.6)	$(102.3)	$(57.5)	$(48.2)
Share-based compensation expense	10.2	20.0	30.2	5.9	7.5
Cash settled equity and special bonuses(a)	66.2	36.1	24.1	5.5	8.3
Transaction-related adjustments, net(b)	36.7	31.5	22.5	4.8	8.4
Restructuring and transformation expenses(c)	31.7	44.8	54.3	13.8	15.0
Management fees(d)	18.9	15.9	16.2	2.9	3.6
Legal contingency(e)	4.4	—	—	—	—
Impairment of goodwill	—	295.0	—	—	—
Net (gain) loss on divestiture and investments(f)	(9.8)	(4.6)	(101.6)	(2.1)	0.1
Gain on contractual settlement(g)	(28.8)	—	—	—	—
Net (gain) loss on extinguishment of debt(h)	16.9	(0.5)	(9.8)	(4.5)	—
Other (income) expense(i)	7.5	(12.7)	3.3	3.8	0.6
Amortization of intangible assets(j)	126.6	164.2	167.5	42.4	44.2
Tax effect of non-GAAP adjustments(k)	(276.7)	(53.9)	(42.0)	(11.0)	(12.5)

Adjusted Net Income (Loss)	$(56.1)	$65.2	$62.4	$4.0	$27.0
Interest expense	223.4	281.1	329.9	89.0	72.0
Benefit for income taxes	(300.8)	(29.9)	(20.0)	(9.6)	(3.0)
Tax effect of non-GAAP adjustments(k)	276.7	53.9	42.0	11.0	12.5

Adjusted EBIT	143.2	370.3	414.3	94.4	108.5
Depreciation and amortization	756.9	609.7	496.0	133.6	121.3
Amortization of intangible assets(j)	(126.6)	(164.2)	(167.5)	(42.4)	(44.2)

Adjusted EBITDA	$773.5	$815.8	$742.8	$185.6	$185.6

(a)

Includes expense related to the cash settlement of unvested equity awards that were outstanding at the consummation of the Rackspace Acquisition (amounting to $58 million, $26 million and $3 million for the years ended December 31, 2017, 2018 and 2019, respectively, and $3 million and zero for the three months ended March 31, 2019 and 2020, respectively), retention bonuses, mainly relating to restructuring and integration projects, and, beginning in the second quarter of 2019, senior executive signing bonuses and relocation costs.

(b)

Includes legal, professional, accounting and other advisory fees related to completed acquisitions (including the Rackspace Acquisition in 2016 and the acquisitions of TriCore and Datapipe in 2017, RelationEdge in 2018 and Onica in the fourth quarter of 2019), integration costs of acquired businesses, purchase accounting adjustments (including deferred revenue fair value discount), payroll costs for employees that dedicate significant time to supporting these projects and exploratory acquisition and divestiture costs and expenses related to financing activities.

(c)

Includes consulting and advisory fees related to business transformation and optimization activities, payroll costs for employees that dedicate significant time to these projects, as well as associated severance, facility closure costs and lease termination expenses. We assessed these activities and determined that they did not qualify under the scope of ASC 420 (Exit or Disposal costs).

(d)

Represents historical management fees pursuant to our existing management consulting agreements. The existing management consulting agreements will be terminated effective as of the pricing of this offering and therefore no management fees will accrue or be payable for periods after the pricing of this offering. See “Certain Relationships and Related Party Transactions—Management Consulting Agreements” elsewhere in this prospectus.

(e)	Includes patent-related settlement costs, which our management determined were not related to our recurring, underlying operations.
(f)	Includes gains from the disposition of our Mailgun business and, in 2019, the sale of our investment in CrowdStrike.

(g)	Represents a gain on the cash settlement with a customer to terminate a multi-year agreement in advance of its scheduled expiry date (in June 2018).
(h)	Includes losses related to two Term Loan Facility amendments in 2017 and gains on our repurchases of 8.625% Senior Notes in 2018 and 2019.
(i)	Reflects mainly changes in the fair value of foreign currency derivatives.
(j)	All of our intangible assets are attributable to acquisitions, including the Rackspace Acquisition in 2016.
(k)

We utilize an estimated structural long-term non-GAAP tax rate in order to provide consistency across reporting periods, removing the effect of non-recurring tax adjustments, which include but are not limited to tax rate changes, U.S. tax reform, share-based compensation, audit conclusions and changes to valuation allowances. When computing this long-term rate for 2019 and the 2020 interim period, we based it on an average of the 2019 and estimated 2020 tax rates, recomputed to remove the tax effect of non-GAAP pre-tax adjustments and non-recurring tax adjustments, resulting in a structural non-GAAP tax rate of 26%. For 2017 and 2018, we used a structural non-GAAP tax rate of 30% and 27%, respectively, which reflects the removal of the tax effect of non-GAAP pre-tax adjustments and non-recurring tax adjustments on a year-by-year basis. The non-GAAP tax rate could be subject to change for a variety of reasons, including the rapidly evolving global tax environment, significant changes in our geographic earnings mix including due to acquisition activity, or other changes to our strategy or business operations. We will re-evaluate our long-term non-GAAP tax rate as appropriate. We believe that making these adjustments facilitates a better evaluation of our current operating performance and comparisons to prior periods.

Pro Forma Adjusted Earnings Per Share (EPS)

We define Pro Forma Adjusted EPS as Adjusted Net Income (Loss) divided by our GAAP average number of shares outstanding for the period on a diluted basis, after giving effect to the Stock Split, and further adjusted for (i) the issuance of             shares of common stock to be sold in this offering (assuming no exercise of the underwriters’ option to purchase additional shares of common stock in this offering), (ii) 2,665,935 contingently issuable shares of our common stock that we expect will become issuable to an affiliate of ABRY pursuant to the Datapipe Merger Agreement based on an assumed initial public offering price of $             per share, subject to the satisfaction of the conditions to such shares being issued as described in “Certain Relationships and Related Party Transactions—Datapipe Merger Agreement,” and (iii) the average number of shares associated with securities which are anti-dilutive to GAAP earnings per share but dilutive to Pro Forma Adjusted EPS. Management uses Pro Forma Adjusted EPS to evaluate the performance of our business on a comparable basis from period to period, including by adjusting for the impact of the issuance of shares that would be dilutive to Pro Forma Adjusted EPS, including the shares to be issued upon the consummation of this offering and the issuance of 2,665,935 shares of common stock that are expected to become issuable to an affiliate of ABRY pursuant to the Datapipe Merger Agreement, based on the conditions to the issuance of such shares and assuming the trading price of our common stock remains above the assumed initial public offering price of $             per share for a 30 consecutive trading day period ending on a date on which the shares of our common stock owned by Apollo and its affiliates are no longer subject to the lock-up agreements entered into in connection with this offering. For more information, see “Certain Relationships and Related Party Transactions—Datapipe Merger Agreement.” The following table reconciles Pro Forma Adjusted EPS to our GAAP net loss per share on a diluted basis.

	Year Ended December 31,	Three Months Ended March 31, 2020
(In whole dollars)	2019
GAAP net loss per share diluted	$	$
Per share impacts of adjustments to net loss(a)
Impact of shares dilutive after adjustments to net loss(b)

Pro Forma Adjusted EPS(c)	$	$

(a)

Reflects the aggregate adjustments made to reconcile Adjusted Net Income (Loss) to our net loss, as noted in the above table, divided by the GAAP diluted number of shares outstanding for the relevant period, as adjusted for the Stock Split.

(b)

Reflects the impact of (1) the issuance of              shares of common stock to be sold in this offering (assuming no exercise of the underwriters’ option to purchase additional shares of common stock in this offering), (2) 2,665,935 shares of our common stock that we expect will become issuable to an affiliate of ABRY pursuant to the Datapipe Merger Agreement based on an assumed initial public offering price of $             per share, subject to the satisfaction of the conditions to such shares being issued as described in “Certain Relationships and Related Party Transactions—Datapipe Merger Agreement,” and (3)              and              shares of common stock relating to equity awards for the year ended December 31, 2019 and three months ended March 31, 2020, respectively. These awards would have been anti-dilutive to GAAP net loss per share, and therefore not included in the calculation of GAAP EPS, but would be dilutive to Pro Forma Adjusted EPS and are therefore included in the share count for purposes of presenting this non-GAAP measure.

(c)

Each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our Pro Forma Adjusted EPS by approximately $                 for the year ended December 31, 2019 or $                 for the three months ended March 31, 2020.

Quarterly Results of Operations and Other Data

The following tables set forth selected unaudited consolidated quarterly statement of operations data for each of the nine fiscal quarters through March 31, 2020, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, except that the four fiscal quarters of 2018 have not been restated for the adoption of ASC 842 as of January 1, 2019. The information for each quarter presented, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period. Totals in tables may not foot due to rounding.

	Three Months Ended,
(In millions)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Revenue
Multicloud Services	$453.1	$456.4	$447.1	$446.8	$452.8	$449.6	$450.2	$480.0	$507.9
Apps & Cross Platform	67.3	71.0	75.7	76.0	78.1	79.0	81.1	81.0	81.5

Core Revenue	520.4	527.4	522.8	522.8	530.9	528.6	531.3	561.0	589.4
OpenStackPublic Cloud	98.8	92.2	87.0	81.4	76.0	73.8	70.4	66.1	63.3

Total Revenue:	619.2	619.6	609.8	604.2	606.9	602.4	601.7	627.1	652.7
Cost of revenue	(357.8)	(357.0)	(362.3)	(368.6)	(356.0)	(350.3)	(347.9)	(372.7)	(403.4)

Gross Profit	261.4	262.6	247.5	235.6	250.9	252.1	253.8	254.4	249.3
Selling, General, and Administrative Expenses	(242.5)	(246.3)	(221.0)	(239.5)	(231.7)	(226.5)	(221.7)	(231.8)	(227.8)
Impairment of goodwill	—	—	—	(295.0)	—	—	—	—	—
Gain on sale	—	—	—	—	2.1	—	—	—	—

Income (loss) from operations	18.9	16.3	26.5	(298.9)	21.3	25.6	32.1	22.6	21.5
Other income (expense):
Interest expense	(50.9)	(65.0)	(69.6)	(95.6)	(89.0)	(100.8)	(80.9)	(59.2)	(72.0)
Gain (loss) on investments, net	1.3	—	3.4	(0.1)	0.1	143.3	(22.0)	(21.9)	(0.1)
Gain on extinguishment of debt	—	—	—	0.5	4.5	5.0	—	0.3	—
Other income (expense)	(4.0)	10.7	2.2	3.8	(4.0)	1.7	1.1	(2.1)	(0.6)

Total other income (expense)	(53.6)	(54.3)	(64.0)	(91.4)	(88.4)	49.2	(101.8)	(82.9)	(72.7)

Income (loss) before income taxes	(34.7)	(38.0)	(37.5)	(390.3)	(67.1)	74.8	(69.7)	(60.3)	(51.2)
Benefit (provision) for income taxes	7.6	7.2	(0.8)	15.9	9.6	(12.3)	9.2	13.5	3.0

Net income (loss)	$(27.1)	$(30.8)	$(38.3)	$(374.4)	$(57.5)	$62.5	$(60.5)	$(46.8)	$(48.2)

	Three Months Ended,
(Percent of revenue)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Revenue
Multicloud Services	73.2%	73.7%	73.3%	73.9%	74.6%	74.6%	74.8%	76.5%	77.8%
Apps & Cross Platform	10.9	11.5	12.4	12.6	12.9	13.1	13.5	12.9	12.5

Core Revenue	84.0	85.1	85.7	86.5	87.5	87.7	88.3	89.5	90.3
OpenStackPublic Cloud	16.0	14.9	14.3	13.5	12.5	12.3	11.7	10.5	9.7

Total Revenue:	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenue	(57.8)	(57.6)	(59.4)	(61.0)	(58.7)	(58.2)	(57.8)	(59.4)	(61.8)

Gross Profit	42.2	42.4	40.6	39.0	41.3	41.8	42.2	40.6	38.2
Selling, General, and Administrative Expenses	(39.2)	(39.8)	(36.2)	(39.6)	(38.2)	(37.6)	(36.8)	(37.0)	(34.9)
Impairment of goodwill	—	—	—	(48.8)	—	—	—	—	—
Gain on sale	—	—	—	—	0.3	—	—	—	—

Income (loss) from operations	3.1	2.6	4.3	(49.4)	3.5	4.3	5.3	3.6	3.3
Other income (expense):
Interest expense	(8.2)	(10.5)	(11.4)	(15.8)	(14.7)	(16.7)	(13.4)	(9.4)	(11.0)
Gain (loss) on investments, net	0.2	—	0.6	(0.0)	0.0	23.8	(3.7)	(3.5)	(0.0)
Gain on extinguishment of debt	—	—	—	0.1	0.7	0.8	—	—	—
Other income (expense)	(0.6)	1.7	0.3	0.6	(0.6)	0.3	0.2	(0.3)	(0.1)

Total other income (expense)	(8.7)	(8.8)	(10.5)	(15.1)	(14.6)	8.2	(16.9)	(13.2)	(11.1)

Income (loss) before income taxes	(5.6)	(6.1)	(6.2)	(64.6)	(11.1)	12.4	(11.6)	(9.6)	(7.8)
Benefit (provision) for income taxes	1.2	1.2	(0.1)	2.6	1.6	(2.0)	1.5	2.2	0.5

Net income (loss)	(4.4)	(5.0)	(6.3)	(61.9)	(9.5)	10.4	(10.1)	(7.5)	(7.4)

The following table shows selected operating metrics for the nine fiscal quarters indicated. For definitions of our key operating metrics, see “—Key Operating Metrics” above.

	Three Months Ended,
(In millions, except %)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Bookings	$138.9	$142.1	$150.8	$165.7	$139.0	$138.8	$192.1	$230.8	$230.5
Core Quarterly Net Retention Rate	100%	99%	99%	99%	99%	98%	99%	98%	98%
Quarterly Net Retention Rate	98%	98%	98%	98%	98%	98%	99%	98%	98%
ARR	$2,450.6	$2,448.5	$2,394.7	$2,374.3	$2,382.2	$2,355.8	$2,346.2	$2,411.6	$2,482.1
Capital Expenditures	$95.1	$102.8	$85.8	$64.4	$56.0	$40.7	$55.3	$57.7	$75.4
Capital Expenditures as % of revenue	15.4%	16.6%	14.1%	10.7%	9.2%	6.8%	9.2%	9.2%	11.6%

Summary of Quarterly Revenue and Expense Trends

In 2019, after our CEO and CFO joined the Company, we implemented a comprehensive new day-to-day management system, reduced our number of corporate priorities from ten to three, and began executing a series of transformation programs designed to transform our business. The initial 12 transformation programs included over 85 transformation projects, split roughly equally between programs designed to accelerate revenue growth and programs designed to address costs. Examples of such programs included initiatives to enhance our sales force productivity, increase our enterprise focus, improve revenue retention, and rationalize our data center footprint. These programs have reinforced best practices with our employees, and today are part of our day-to-day culture.

The initiatives have produced strong results and have meaningfully enhanced our growth:

•

For the three months ended March 31, 2020, Bookings increased 66% over the three months ended March 31, 2019. For the three months ended December 31, 2019, Bookings increased 39% over the three months ended December 31, 2018. For the three months ended September 30, 2019, Bookings increased 27% over the three months ended September 30, 2018. This compares to the three months ended June 30, 2019, for which Bookings declined 2% over the three months ended June 30, 2018.

•

For the three months ended March 31, 2020, Core Revenue increased 11% over the three months ended March 31, 2019, or 6%, on a constant currency basis, after giving effect to the acquisition of Onica as if it had occurred on January 1, 2019. For the three months ended December 31, 2019, Core Revenue increased 7% over the three months ended December 31, 2018, or 6% on a constant currency basis, after giving effect to the acquisition of Onica as if it had occurred on January 1, 2018. For the three months ended September 30, 2019, revenue from our Core Segments increased 2% over the three months ended September 30, 2018, or 5% on a constant currency basis, after giving effect to the acquisition of Onica as it had occurred on January 1, 2018. This compares to the three months ended June 30, 2019, for which Core Revenue was flat as compared to the three months ended June 30, 2018.

Adjusted EBITDA

The following table presents our Adjusted EBITDA and its reconciliation to our net income (loss) for each of the nine fiscal quarters through March 31, 2020. For important information regarding our presentation of Adjusted EBITDA, see “—Non-GAAP Financial Measures” above.

	Three Months Ended,
(In millions)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
Net income (loss)	$(27.1)	$(30.8)	$(38.3)	$(374.4)	$(57.5)	$62.5	$(60.5)	$(46.8)	$(48.2)
Interest expense	50.9	65.0	69.6	95.6	89.0	100.8	80.9	59.2	72.0
Provision (benefit) for income taxes	(7.6)	(7.2)	0.8	(15.9)	(9.6)	12.3	(9.2)	(13.5)	(3.0)
Depreciation and amortization	152.8	150.7	149.5	156.7	133.6	124.3	114.4	123.7	121.3
Share-based compensation expense	2.9	4.6	6.6	5.9	5.9	6.4	10.5	7.4	7.5
Cash settled equity and special bonuses(a)	11.1	9.8	7.7	7.5	5.5	6.2	5.9	6.5	8.3
Transaction-related adjustments, net(b)	11.4	9.9	7.4	2.8	4.8	4.6	4.3	8.8	8.4
Restructuring and transformation expenses(c)	9.1	11.2	6.5	18.0	13.8	12.5	16.1	11.9	15.0
Management fees(d)	3.9	4.7	3.9	3.4	2.9	3.0	3.7	6.6	3.6
Impairment of goodwill	—	—	—	295.0	—	—	—	—	—
Net (gain) loss on divestiture and investments(e)	(1.2)	—	(3.5)	0.1	(2.1)	(143.4)	22.1	21.8	0.1
Net (gain) loss on extinguishment of debt	—	—	—	(0.5)	(4.5)	(5.0)	—	(0.3)	—
Other (income) expense(f)	3.8	(10.8)	(2.0)	(3.7)	3.8	(1.5)	(1.3)	2.3	0.6

Adjusted EBITDA	$210.0	$207.1	$208.2	$190.5	$185.6	$182.7	$186.9	$187.6	$185.6

(a)	Includes expense related to the cash settlement of unvested equity awards that were outstanding at the consummation of the Rackspace Acquisition (the final vesting was in the first quarter of 2019), retention bonuses, mainly relating to restructuring and integration projects, and, in 2019 and 2020, senior executive signing bonuses and relocation costs.
(b)

Includes legal, professional, accounting and other advisory fees related to completed acquisitions (mostly Onica, consummated in the fourth quarter of 2019), and integration costs of acquired businesses (mainly Datapipe and Onica), purchase accounting adjustments (including deferred revenue fair value discount), payroll costs for employees that dedicate significant time to supporting these projects and exploratory acquisition and divestiture costs and expenses related to financing activities.

(c)

Includes consulting and advisory fees related to business transformation and optimization activities, payroll costs for employees that dedicate significant time to these projects, as well as associated severance, facility closure costs and lease termination expenses. We assessed these activities and determined that they did not qualify under the scope of ASC 420 (Exit or Disposal costs).

(d)

Represents historical management fees pursuant to our existing management consulting agreements. The existing management consulting agreements will be terminated effective as of the pricing of this offering and therefore no management fees will accrue or be payable for periods after the pricing of this offering. See “Certain Relationships and Related Party Transactions—Management Consulting Agreements” elsewhere in this prospectus.

(e)	Includes activity related to our investments in Mailgun and CrowdStrike.
(f)	Reflects mainly changes in the fair value of foreign currency derivatives.

Liquidity and Capital Resources

Overview

We primarily finance our operations and capital expenditures with internally-generated cash from operations and, if necessary, borrowings under the Revolving Credit Facility, which provides for up to $225 million of borrowings (which amount is expected to be increased to $375 million in connection with the increase to the size of our Revolving Credit Facility in connection with this offering), none of which was drawn as of March 31, 2020, borrowings under our Receivables Financing Facility, which had a total borrowing capacity of $80 million and $50 million was borrowed and outstanding as of March 31, 2020, and other sources of financing as described below. Our primary uses of cash are working capital requirements, debt service requirements and capital expenditures. Based on our current level of operations and available cash, we believe our sources, together with the proceeds of this offering, will provide sufficient liquidity over at least the next twelve months. We cannot provide assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the Revolving Credit Facility, the Receivables Financing Facility or from other sources in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Our ability to do so depends on prevailing economic conditions and other factors, many of which are beyond our control. In addition, upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness. We cannot assure that we will be able to refinance any of our indebtedness, including the Senior Facilities and 8.625% Senior Notes, on commercially reasonable terms or at all. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital, and there can be no assurance that any such capital will be available to us on acceptable terms or at all.

From time to time, depending upon market and other conditions, as well as upon our cash balances and liquidity, we, our subsidiaries or our affiliates may acquire (and have acquired) our outstanding debt securities or our other indebtedness through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we, our subsidiaries or our affiliates may determine (or as may be provided for in the Indenture, if applicable), for cash or other consideration.

See “—Debt—8.625% Senior Notes” below for more information on repurchases of debt completed during the years ended December 31, 2018 and 2019.

At March 31, 2020 and December 31, 2019, we held $125 million and $84 million in cash and cash equivalents, respectively (not including $3 million in restricted cash as of those dates, which is included in “Other non-current assets”), of which $53 million and $29 million, respectively, was held by foreign entities. In connection with the TCJA that was passed on December 22, 2017, the one-time mandatory transition tax effectively eliminated the federal tax recorded for undistributed foreign earnings.

We have entered into installment payment arrangements with certain equipment and software vendors, along with sale-leaseback arrangements for equipment and certain property leases that are considered financing obligations. We had $156 million and $129 million outstanding with respect to these arrangements as of March 31, 2020 and December 31, 2019, respectively. We may choose to utilize these various sources of funding in future periods. Refer to Note 10 to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding our financing obligations.

We also lease certain equipment and real estate under operating and finance lease agreements. We had $401 million and $412 million outstanding with respect to these agreements as of March 31, 2020 and December 31, 2019, respectively. We may choose to utilize such leasing arrangements in future periods. Refer to Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding our operating and finance leases.

As of March 31, 2020, we had $3,938 million aggregate principal amount outstanding under our Term Loan Facility and 8.625% Senior Notes, with $225 million of borrowing capacity available under the Revolving Credit Facility. In connection with the closing of this offering, we expect to increase the size of our Revolving Credit Facility to $375 million, and, after giving effect to such increase, we would have had $375 million of borrowing capacity available under the Revolving Credit Facility as of March 31, 2020. Additionally, at March 31, 2020, we had $50 million principal outstanding with $30 million in incremental borrowing capacity under the Receivables Financing Facility. As of December 31, 2019, we had $3,945 million aggregate principal amount outstanding under our Term Loan Facility and 8.625% Senior Notes, with $225 million of borrowing capacity available under the Revolving Credit Facility. Our liquidity requirements are significant, primarily due to debt service requirements.

Debt

Senior Facilities

On November 3, 2016, in conjunction with the Rackspace Acquisition, we entered into the First Lien Credit Agreement with Citibank, N.A. (“Citi”) as the administrative agent. The Senior Facilities originally included the Term Loan Facility in the amount of $2,000 million, which was fully drawn at closing of the Rackspace Acquisition, and an undrawn Revolving Credit Facility of $225 million. We may request additional Term Loan Facility commitments or Revolving Credit Facility commitments up to a specified dollar amount plus additional amounts, subject to compliance with applicable leverage ratios and certain terms and conditions. The proceeds of the Term Loan Facility were used to partially finance the Rackspace Acquisition. The Term Loan Facility matures on November 3, 2023 and the Revolving Credit Facility was originally set to mature on November 3, 2021. In connection with the closing of this offering, we expect to increase the size of the Revolving Credit Facility to $375 million and extend the maturity date of the Revolving Credit Facility until the fifth year anniversary of the closing of this offering, subject to certain exceptions, as described further below.

On June 21, 2017, we amended the terms of the First Lien Credit Agreement to reprice the Term Loan Facility, decreasing the applicable margin to 3.00% for “LIBOR” loans and 2.00% for base rate loans. We also raised an additional $100 million of incremental borrowings under the Term Loan Facility on the same terms as the repriced Term Loan Facility. The proceeds of the $100 million incremental term loans were used for general corporate purposes, including permitted acquisitions, capital expenditures and transaction costs.

On November 15, 2017, in connection with the Datapipe Acquisition, we raised an additional $800 million of incremental borrowings under the Term Loan Facility. The proceeds of the $800 million incremental term loans were used to finance a portion of the Datapipe Acquisition, repay certain of Datapipe’s existing debt obligations and pay related fees and expenses.

Borrowings under the Senior Facilities bear interest at an annual rate equal to an applicable margin plus, at our option, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a 1.00% floor in the case of the Term Loan Facility (and, effective upon the closing of this offering, also in the case of the Revolving Credit Facility), or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of Citi and (iii) the one-month adjusted LIBOR plus 1.00%. Interest is due at the end of each interest period elected, not exceeding 90 days, for LIBOR loans and at the end of every calendar quarter for base rate loans. We are required to make quarterly amortization payments on the Term Loan Facility in an annual amount equal to 1.0% of the original principal amount, including incremental borrowings since the Rackspace Acquisition, or $7 million per quarter, with the balance due at maturity.

As of March 31, 2020 and December 31, 2019, the interest rate on the Term Loan Facility was 4.76% and 4.90%, respectively.

The Revolving Credit Facility has historically had an applicable margin of 4.00% for LIBOR loans and 3.00% for base rate loans and is subject to step-downs based on the net first lien leverage ratio. In connection with the closing of this offering, we expect to reduce the applicable margin for the Revolving Credit Facility to 3.00% for LIBOR loans and 2.00% for base rate loans. The Revolving Credit Facility also includes a commitment fee equal to 0.50% per annum in respect of the unused commitments that is due quarterly. This fee is subject to one step-down based on the net first lien leverage ratio. We recorded $9 million of debt issuance costs when we entered into this debt instrument. As of March 31, 2020, we had no outstanding borrowings under the Revolving Credit Facility.

In addition to the quarterly amortization payments discussed above, our Senior Facilities require us to make certain mandatory prepayments, including using (i) a portion of annual excess cash flow, as defined in the First Lien Credit Agreement, to prepay the Term Loan Facility, (ii) net cash proceeds of certain non-ordinary assets sales or dispositions of property to prepay the Term Loan Facility and (iii) net cash proceeds of any issuance or incurrence of debt not permitted under the Senior Facilities to prepay the Term Loan Facility. We can make voluntary prepayments at any time without penalty, subject to customary breakage costs.

Rackspace Technology Global, our wholly-owned subsidiary, is the borrower under the Senior Facilities, and all obligations under the Senior Facilities are (i) guaranteed by Inception Parent, Rackspace Technology Global’s immediate parent company, on a limited recourse basis and secured by the equity interests of Rackspace Technology Global held by Inception Parent and (ii) guaranteed by Rackspace Technology Global’s wholly-owned domestic restricted subsidiaries and secured by substantially all material owned assets of Rackspace Technology Global and the subsidiary guarantors, including the equity interests held by each, in each case subject to certain exceptions.

We have entered into interest rate swap agreements to manage the interest rate risk associated with interest payments on the Term Loan Facility that result from fluctuations in the LIBOR rate. See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for more information on the interest rate swap agreements.

We expect to enter into an amendment to the First Lien Credit Agreement modifying the terms of the Revolving Credit Facility effective upon the closing of this offering to, among other things, (i) increase the amount of the commitments available under our Revolving Credit Facility from $225 million to $375 million, (ii) reduce the applicable margin with respect to the Revolving Credit Facility to 3.00% for LIBOR loans and 2.00% for base rate loans, but include a 1.00% LIBOR “floor” applicable to LIBOR loans, and (iii) extend the maturity date with respect to the Revolving Credit Facility from November 3, 2021 to the date that is five years from the closing date of this offering; however, if 91 days prior to the scheduled maturity date of (A) the Term Loan Facility, more than $50 million aggregate principal amount of loans remains outstanding under the Term Loan Facility, or (B) the 8.625% Senior Notes, more than $50 million aggregate principal amount of the 8.625% Senior Notes remains outstanding, in either such case, the Revolving Credit Facility will mature on such earlier date. Effective upon the closing of this offering, the amendment to the Revolving Credit Facility will modify the financial maintenance covenant applicable to the Revolving Credit Facility that limits the borrower’s net first lien leverage ratio to be a maximum of 5.00 to 1.00 (as compared to 3.50 to 1.00 prior to giving effect to the amendment). This financial maintenance covenant will only be applicable and tested if the aggregate amount of outstanding borrowings under the Revolving Credit Facility and letters of credit issued thereunder (excluding $25 million of undrawn letters of credit and cash collateralized letters of credit) as the last day of a fiscal quarter is equal to or greater than 35% of the Revolving Credit Facility commitments as of the last day of such fiscal quarter. Other than described in this paragraph, the terms and conditions of the Revolving Credit Facility will remain the same, and the amendment described in this paragraph will not amend or otherwise modify the terms of the Term Loan Facility.

8.625% Senior Notes

On November 3, 2016, in conjunction with the Rackspace Acquisition, we completed the issuance of $1,200 million aggregate principal amount of 8.625% Senior Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The 8.625% Senior Notes will mature on November 15, 2024 and bear interest at a fixed rate of 8.625% per year, payable semi-annually on each May 15 and November 15 through maturity. The proceeds of the 8.625% Senior Notes were used to partially finance the Rackspace Acquisition. The 8.625% Senior Notes are not subject to registration rights.

Rackspace Technology Global is the issuer of the 8.625% Senior Notes, and obligations under the 8.625% Senior Notes are guaranteed on a senior unsecured basis by all of Rackspace Technology Global’s wholly-owned domestic restricted subsidiaries (as subsidiary guarantors) that guarantee the Senior Facilities. The 8.625% Senior Notes are effectively junior to the indebtedness under the Senior Facilities, to the extent of the collateral securing the Senior Facilities. The Indenture describes certain terms and conditions under which other current and future domestic subsidiaries are required to become guarantors of the 8.625% Senior Notes.

Rackspace Technology Global may redeem the 8.625% Senior Notes at its option, in whole at any time or in part from time to time, at the following redemption prices: prior to November 15, 2020, at a redemption price equal to 106.469% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; from November 15, 2020 to November 15, 2021, at a redemption price equal to 104.313% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; from November 15, 2021 to November 15, 2022, at a redemption price equal to 102.156% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; and from November 15, 2022 and thereafter, at a redemption price equal to 100.000% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date.

In December 2018, we repurchased and surrendered for cancellation $3 million aggregate principal amount of 8.625% Senior Notes for $2 million, including accrued interest and excluding related fees and expenses. During 2019, we repurchased and surrendered for cancellation $77 million aggregate principal amount of 8.625% Senior Notes for $67 million, including accrued interest of $1 million and excluding related fees and expenses. The outstanding principal balance of the 8.625% Senior Notes was $1,120 million as of March 31, 2020.

Debt covenants

Our Term Loan Facility is not subject to a financial maintenance covenant. Effective as of the closing of this offering, our Revolving Credit Facility will include a financial maintenance covenant that limits the borrower’s net first lien leverage ratio to a maximum of 5.00 to 1.00. The net first lien leverage ratio is calculated as the ratio of (x) the total amount of the borrower’s first lien debt for borrowed money (which is currently identical to the total amount outstanding under the Senior Facilities), less the borrower’s unrestricted cash and cash equivalents, to (y) consolidated EBITDA (as defined under the First Lien Credit Agreement governing the Senior Facilities). However, this financial maintenance covenant will only be applicable and tested if the aggregate amount of outstanding borrowings under the Revolving Credit Facility and letters of credit issued thereunder (excluding $25 million of undrawn letters of credit and cash collateralized letters of credit) as of the last day of a fiscal quarter is equal to or greater than 35% of the Revolving Credit Facility commitments as of the last day of such fiscal quarter. Additional covenants in the Senior Facilities limit our subsidiaries’ ability to, among other things, incur certain additional debt and liens, pay certain dividends or make other restricted payments, make certain investments, make certain asset sales and enter into certain transactions with affiliates.

The Indenture contains covenants that, among other things, limit our subsidiaries’ ability to incur certain additional debt, incur certain liens securing debt, pay certain dividends or make other restricted payments, make certain investments, make certain asset sales and enter into certain transactions with affiliates.

Our “consolidated EBITDA,” as defined under our debt instruments, is calculated in the same manner as our Adjusted EBITDA, presented elsewhere in this prospectus, except that our debt instruments allow us to adjust for additional items, including certain start-up costs, and to give pro forma effect to acquisitions, including resulting synergies, and internal cost savings initiatives. In addition, under the Indenture, the calculation of consolidated EBITDA does not take into account substantially any changes in GAAP subsequent to the date of issuance, whereas under the Senior Facilities the calculation of consolidated EBITDA takes into account the impact of certain changes in GAAP subsequent to the original closing date other than with respect to capital leases.

As of March 31, 2020 and December 31, 2019, we were in compliance with all covenants under the Senior Facilities and the Indenture.

Receivables Financing Facility

On March 19, 2020, Rackspace US, Inc. (“Rackspace US”), a Delaware corporation and our wholly-owned indirect subsidiary, entered into the Receivables Financing Facility. Under the Receivables Financing Facility, (i) certain of our subsidiaries sell or otherwise convey certain trade receivables and related rights (the “Conveyed Receivables”) to Rackspace US and (ii) Rackspace US then sells, contributes or otherwise conveys certain Conveyed Receivables to our wholly owned bankruptcy-remote subsidiary (the “SPV”).

The SPV may thereafter make borrowings from the lenders under the Receivables Financing Facility, which borrowings will be secured by the Conveyed Receivables. An affiliate of the administrative agent under the Receivables Financing Facility, in its capacity as a lender, has committed an amount up to $100 million under the Receivables Financing Facility. Rackspace US services and administers the Conveyed Receivables on behalf of the SPV. Rackspace Technology Global provides a performance guaranty to the administrative agent on behalf of the secured parties in respect of the obligations of the subsidiaries originating the receivables and Rackspace US, as servicer, including, without limitation, obligations to pay the purchase price and indemnity obligations.

The scheduled termination date of the Receivables Financing Facility is March 21, 2022, subject to earlier termination due to a termination event described in the agreement governing the Receivables Financing Facility.

Advances bear interest based on an index rate plus a margin. As of March 31, 2020, the interest rate on borrowings under the Receivables Financing Facility was 3.74%. The SPV is also required to pay a monthly commitment fee to each lender based on the amount of such lender’s outstanding commitment. The Receivables Financing Facility contains representations and warranties, affirmative and negative covenants and events of default that are customary for financings of this type.

As of March 31, 2020, our total borrowing capacity under the Receivables Financing Facility was $80.3 million and $50 million was borrowed and outstanding. The Receivables Financing Facility requires us to comply with a leverage ratio and an interest coverage ratio. We were in compliance with all applicable covenants under the Receivables Financing Facility as of March 31, 2020.

Capital Expenditures

The following table sets forth a summary of our capital expenditures for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
(In millions)	2017	2018	2019	2019	2020
Customer gear(1)	$114.9	$225.7	$138.1	$31.6	$53.5
Data center build-outs(2)	16.3	29.1	9.0	1.3	0.9
Office build-outs(3)	9.5	2.1	4.6	1.5	0.3
Capitalized software and other projects(4)	52.1	91.2	58.0	21.6	20.7

Total capital expenditures	192.8	348.1	209.7	56.0	75.4
Non-cash purchases of property, equipment and software (5)	(3.3)	(53.8)	(11.7)	5.0	(41.0)

Cash purchases of property, equipment and software	$189.5	$294.3	$198.0	$61.0	$34.4

(1)	Includes servers, firewalls, load balancers, cabinets, backup libraries, storage arrays and drives and certain software that is essential to the functionality of customer gear, which we provide.
(2)

Includes generators, uninterruptible power supplies, power distribution units, mechanical and electrical plants, chillers, raised floor, network cabling, other infrastructure gear and other data center building improvements.

(3)	Includes building improvements, raised floor, furniture and equipment.
(4)

Includes salaries and payroll-related costs of employees and consultants who devote time to the development of certain internal-use software projects, purchased software licenses and other projects that meet the criteria for capitalization.

(5)	Non-cash purchases of property, equipment and software includes amounts financed under various financing arrangements and changes in amounts accrued but not yet paid.

Capital expenditures were $75 million in the three months ended March 31, 2020 compared to $56 million in the three months ended March 31, 2019, an increase of $19 million. The majority of the increase is due to higher success-based spend to deploy customer environments and the refresh of certain data center equipment within our normal maintenance cycle.

Capital expenditures were $210 million in 2019, compared to $348 million in 2018, a decrease of $138 million, primarily due to the non-recurrence in 2019 of several other factors driving higher capital expenditures in 2018, as discussed below.

Capital expenditures were $348 million in 2018, compared to $193 million in 2017, an increase of $155 million driven by incremental capital spend related to Datapipe customers, higher spend to deploy customer environments, reflecting the changed mix of Bookings, higher customer demand for new devices due to the launch of a new server line, investments in customer experience and product capabilities and integration efforts in certain data centers. This increase included $61 million of capital expenditures in 2018 related to upfront purchases of certain software licenses and equipment under installment payment arrangements. In addition, our capital expenditures were lower than normal in 2017, reflecting cash conservation efforts immediately following the Rackspace Acquisition as well as depressed Bookings in the fourth quarter of 2016.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
(In millions)	2017	2018	2019	2019	2020
Net cash provided by operating activities	$291.7	$429.8	$292.9	$23.1	$24.8
Net cash (used in) investing activities	$(1,226.2)	$(348.3)	$(386.5)	$(43.8)	$(32.4)
Net cash provided by (used in) financing activities	$867.5	$(53.7)	$(79.2)	$(41.3)	$50.6

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2020 increased $2 million, or 7%, from the three months ended March 31, 2019. This increase was largely driven by higher cash collections of $57 million, primarily reflecting higher revenue levels resulting from the acquisition of Onica, and a $19 million decrease in obligations to settle share-based awards in connection with the Rackspace Acquisition, as the final payment was made during the three months ended March 31, 2019. These variances were partially offset by an increase in operating expense payments and employee-related payments of $61 million and $13 million, respectively, mainly due to the acquisition of Onica.

Net cash provided by operating activities for 2019 decreased $137 million, or 32%, from 2018. This decrease was driven by lower cash collections in 2019 due to lower revenue, coupled with higher cash payments for operating expenses. These higher cash payments were primarily due to increased infrastructure expense for third-party clouds reflecting growth in offerings utilizing those third-party clouds. Other significant changes between periods included a $43 million decrease in employee-related payments due to a decline in headcount and a $27 million decrease in payments related to our obligations to settle share-based awards in connection with the Rackspace Acquisition.

Net cash provided by operating activities for 2018 increased $138 million, or 47%, from 2017. Cash collected from customers increased $378 million in 2018, primarily due to higher revenue levels resulting from our acquisitions. This increase was mostly offset by higher cash outflows for operating expenses, such as payroll, data center costs and license expense to support the larger business. Other changes between periods included a $71 million decrease in payments related to our obligations to settle share-based awards in connection with the Rackspace Acquisition, $52 million in additional interest payments on our long-term debt obligations, and the receipt of a $29 million cash payment in 2017 related to the settlement of a contract.

Net cash provided by operating activities for 2017 was $292 million, primarily driven by a contribution of $433 million to cash after our net loss is adjusted for non-cash items. This was partially offset by changes in operating assets and liabilities, which reduced operating cash flow by $142 million. The primary drivers of the change in operating assets and liabilities are an increase in accounts receivable, due, in part, to the impact of our acquisitions and a higher mix of larger enterprise customer balances, and a decrease in accrued compensation and benefits mainly due to cash paid during 2017 related to obligations to settle share-based awards in connection with the Rackspace Acquisition that were accrued at the end of 2016.

Net Cash Used in Investing Activities

Net cash used in investing activities primarily consists of acquisitions and capital expenditures to support our customer base and our strategic initiatives. The largest outlays of cash are for purchases of customer gear, data center and office build-outs and capitalized payroll costs related to internal-use software development.

Net cash used in investing activities for the three months ended March 31, 2020 decreased $11 million, or 26%, from the three months ended March 31, 2019. This change was mainly due to a $27 million decrease in cash purchases of property, equipment and software, as we increased our usage of financing arrangements in place of upfront cash payments to procure capital assets. The impact of this decrease was offset by the receipt of $17 million in proceeds during the three months ended March 31, 2019 related to the repayment of a promissory note receivable in conjunction with the 2017 sale of our Mailgun business.

Net cash used in investing activities for 2019 increased $38 million, or 11%, from 2018, mainly due to higher cash payments for acquisitions. Cash paid for the acquisition of RelationEdge in 2018 was $65 million compared to $316 million paid for the acquisition of Onica in 2019. This was partially offset by a $96 million decrease in cash purchases of property, equipment and software and the receipt of $110 million in proceeds related to the sale of equity investments in 2019, including $107 million from the sale of our CrowdStrike investment. In addition, we received $17 million in proceeds in 2019 related to the repayment of a promissory note receivable issued in conjunction with the 2017 sale of our Mailgun business.

Net cash used in investing activities for 2018 decreased $878 million, or 72%, from 2017, mainly due to lower cash payments for acquisitions. Cash outflows for the acquisitions of TriCore and Datapipe in 2017 were an aggregate $1,087 million compared to outflows of $65 million for the acquisition of RelationEdge in 2018. This was partially offset by a $105 million increase in cash purchases of property, equipment and software. In addition, we received $28 million in proceeds from the sale of our Mailgun business and final payments related to the sale of our Cloud Sites business in 2017. Finally, there was a decrease of $9 million on sales of equity investments between periods.

Net cash used in investing activities for 2017 was $1,226 million, primarily comprised of cash outflows, net of cash acquired, of $335 million and $752 million for the acquisitions of TriCore and Datapipe, respectively. Cash purchases of property, equipment and software were $190 million. These investing outflows were offset by $28 million in proceeds related to the sale of our Mailgun business and final payments related to the sale of our Cloud Sites business, as well as $18 million in proceeds related to the sale of equity investments.

Net Cash Provided by or Used in Financing Activities

Financing activities primarily include cash activity related to debt and other long-term financing arrangements (for example, finance lease obligations), including proceeds from and repayments of borrowings and cash activity related to the issuance and repurchase of equity.

Net cash used in financing activities was $41 million for the three months ended March 31, 2019 while net cash provided by financing activities was $51 million for the three months ended March 31, 2020. The change was primarily driven by net borrowings of $50 million during the three months ended March 31, 2020, which remained outstanding under the Receivables Financing Facility at March 31, 2020. Debt repayment activity for the three months ended March 31, 2019 included a $23 million cash outflow for the repurchase and cancellation of a portion of our 8.625% Senior Notes. Additionally, we received $21 million in proceeds during the three months ended March 31, 2020 in conjunction with financing obligations related to equipment sale-leaseback arrangements.

Net cash used in financing activities for 2019 increased $26 million, or 47%, from 2018. The change was primarily driven by $66 million in repurchases of our 8.625% Senior Notes in 2019, an increase of $20 million in principal payments for financing obligations, and equity-related cash activity, which included $3 million of proceeds in 2018 compared to $5 million of payments in 2019. This was partially offset by $63 million in proceeds received in 2019 in conjunction with financing obligations related to equipment sale-leaseback arrangements. Additionally, we borrowed a total gross amount of $225 million under the Revolving Credit Facility over the course of the fourth quarter of 2019, primarily in connection with the closing of the Onica Acquisition. As of December 31, 2019, we had fully repaid these borrowings with a combination of the proceeds received from financing obligations, proceeds received from the sale of our CrowdStrike investment and internally-generated cash.

Net cash provided by financing activities for 2018 decreased $921 million, or 106%, from 2017. The change was primarily driven by $950 million in incremental borrowings from the issuance of debt in 2017, offset by a $37 million decrease in repayments on our long-term debt. Additionally, other changes in cash flows from financing activities included $10 million of proceeds from the issuance of common stock in 2017 compared to $3 million received in 2018.

Net cash provided by financing activities in 2017 was $868 million, primarily resulting from $900 million in incremental borrowings under the Term Loan Facility.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

(In millions)	Total	2020	2021-2022	2023-2024	2025 and Beyond
Long term debt principal(1)	$3,944.8	$29.0	$58.0	$3,857.8	$—
Long term debt interest(2)	1,062.1	239.0	482.3	340.8	—
Revolving Credit Facility(3)	2.3	1.1	1.2	—	—
Operating leases(4)	499.6	89.7	129.7	85.2	195.0
Finance leases(5)	182.8	16.8	28.3	18.6	119.1
Financing obligations(6)	150.9	50.9	58.5	7.2	34.3
Purchase obligations(7)	493.0	155.9	197.6	55.3	84.2
Asset retirement obligations(8)	8.6	3.9	0.4	0.3	4.0

Total contractual obligations	$6,344.1	$586.3	$956.0	$4,365.2	$436.6

(1)

Our Term Loan Facility has provisions which may result in prepayments; however, those amounts are not determinable until the fiscal years have been concluded. The Term Loan Facility matures in 2023 and the principal balance on our 8.625% Senior Notes is due in 2024.

(2)

Future quarterly interest payments on our Term Loan Facility are calculated at the December 31, 2019 interest rate of 4.90% (which includes an applicable margin of 3.00% over LIBOR) and include the impact of our interest rate swap agreements, which are for a notional amount of $1.4 billion. The 8.625% Senior Notes bear interest at a rate of 8.625% per year, payable semi-annually on May 15 and November 15.

(3)

Revolving Credit Facility obligations are related to our 0.50% per annum commitment fee for the undrawn portion of the facility. These amounts assume that the commitment fee will remain 0.50%; however, it is subject to one step-down based on the net first lien leverage ratio.

(4)	Operating lease obligations represent minimum payments on our operating leases primarily for data center facilities and office space.
(5)	Finance lease obligations include principal and interest on our finance lease agreements for a certain data center facility and equipment.
(6)

Financing obligations include principal and interest payable to lenders for sale-leaseback arrangements for certain properties and equipment, as well as amounts owed to certain equipment and software vendors under installment payment arrangements.

(7)

Non-cancelable purchase obligations primarily relate to minimum commitments for certain software licenses, hardware purchases, third-party infrastructure purchases and costs associated with our data centers, such as bandwidth and electricity.

(8)	Asset retirement obligations represent our best estimate of commitments to return leased property to its original condition upon lease termination.

During the three months ended March 31, 2020, we entered into contractual obligations totaling $104 million, of which: (i) $54 million is due to operating and finance lease obligations and financing obligations related to the purchase of equipment; and (ii) $50 million is due to borrowings under our Receivables Financing Facility. The table above excludes $53 million of uncertain tax positions, as we do not anticipate payment in the foreseeable future.

Off Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities. These entities are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

We have entered into various indemnification arrangements with third parties, including vendors, customers, landlords, our officers and directors, stockholders of acquired companies and third parties to whom and from whom we license technology. Generally, these indemnification agreements require us to reimburse losses suffered by third parties due to various events, such as lawsuits arising from patent or copyright infringement or our negligence. Certain of these agreements require us to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions by us, our employees, agents or representatives. These indemnification obligations are considered off-balance sheet arrangements. To date, we have not incurred material costs as a result of such obligations and have not accrued any material liabilities related to such indemnification obligations in our consolidated financial statements. See Note 11 to our audited consolidated financial statements included elsewhere in this prospectus for more information related to these indemnification arrangements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP, which requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We consider accounting policies that require significant management judgment and estimates to be critical accounting policies. We review our estimates and judgments on an ongoing basis, including those related to business combinations, revenue recognition, allowance for doubtful accounts, property, equipment and software and definite-lived intangible assets, goodwill and indefinite-lived intangible assets, contingencies, share-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to determine the carrying values of assets and liabilities. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period-to-period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

Business Combinations

Mergers and acquisitions are accounted for using the acquisition method, in accordance with accounting guidance for business combinations. Under the acquisition method, we allocate the fair value of purchase consideration to the tangible and intangible assets acquired (“identifiable assets”) and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of identifiable assets acquired and liabilities assumed, including contingent consideration when applicable, management makes significant estimates and assumptions.

Critical estimates in valuing certain intangible assets include but are not limited to discount rates and future expected cash flows from customer relationships and developed technology. The fair value of equity and contingent consideration includes estimates and judgments related to the discount rates and future discounted cash flows based on management’s internal forecasts, timing of achievement of milestones and probability-weighted scenarios. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, may differ from estimates.

Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the identifiable assets acquired and liabilities assumed.

Revenue Recognition

On January 1, 2019, we adopted ASC 606 using the full retrospective method. We provide cloud computing to customers, which is broadly defined as the delivery of computing, storage and applications over the Internet. Cloud computing is a service transaction under which the services we provide vary on a daily basis. The totality of services provided represent a single integrated solution tailored to the customer’s specific needs. As such, our performance obligations to our customers consist of a single integrated solution delivered as a series of distinct daily services. We recognize revenue on a daily basis as services are provided in an amount that reflects the consideration to which we expect to be entitled in exchange for the services.

Our usage-based arrangements generally include variable consideration components consisting of monthly utility fees with a defined price and undefined quantity. Additionally, our contracts contain service level guarantees that provide discounts when we fail to meet specific obligations and certain products may include volume discounts based on usage. As these variable consideration components consist of a single distinct daily service provided on a single performance obligation, we account for this consideration as services are provided and earned.

Our largest source of revenue relates to fees associated with certain arrangements within our Multicloud Services offerings that generally have a fixed term, typically from 12 to 36 months with a monthly recurring fee based on the computing resources utilized and provided to the customer, the complexity of the underlying infrastructure and the level of support we provide. Contracts for our service offerings falling within our Apps & Cross Platform and OpenStack Public Cloud segments and public cloud service offerings within our Multicloud Services segment typically operate on a month-to-month basis and can be canceled at any time without penalty.

We also provide customers with professional services for the design and implementation of application, security and data services. Professional service contracts are either fixed-fee or time-and-materials based. We typically consider our professional services to be a separate performance obligation from other integrated solutions being provided to the same customer. Our performance obligations under these arrangements are typically to provide the services on a daily basis over a period of time and we recognize revenue as the services are performed.

We offer customers the flexibility to select the best combination of resources in order to meet the requirements of their unique applications and provide the technology to seamlessly operate and manage multiple cloud computing environments. Judgment is required in assessing whether a service is distinct, including determination of whether the customer could benefit from the service on its own or in conjunction with other readily available resources and whether certain services are highly integrated into a bundle of services that represent the combined output specified by the customer. Arrangements can contain multiple performance obligations that are distinct, which are accounted for separately. Each performance obligation is recognized as services are provided based on their standalone selling price (“SSP”). Judgment is required to determine the SSP for each of our distinct performance obligations. We utilize a range of prices when developing our estimates of SSP. We determine the range of prices for estimating SSP for all our performance obligations using observable inputs, such as standalone sales and historical contract pricing. Our estimates of SSP are updated quarterly.

In addition, our customer agreements provide that we will achieve certain service levels related primarily to network uptime, critical infrastructure availability and hardware replacement. We may be obligated to provide service credits for a portion of the service fees paid by our customers to the extent that such service levels are not achieved or are otherwise disputed. Credit memos are recognized in the period of service to which they relate.

Revenue recognition for revenue generated from arrangements in which we resell third-party infrastructure bundled with our managed services, requires judgment to determine whether revenue can be recorded at the gross sales price or net of third-party fees. Typically, revenue is recognized on a gross basis when it is determined that we are the principal in the relationship. We are considered the principal in the relationship when we are primarily responsible for fulfilling the contract and obtain control of the third-party infrastructure before transferring it as an integral part of our performance obligation to provide services to the customer. Revenue is recognized net of third-party fees when we determine that our obligation is only to facilitate the customers’ purchase of third-party infrastructure.

Valuation of Accounts Receivable and Allowance for Doubtful Accounts

We record an allowance for doubtful accounts on trade accounts receivable for estimated losses resulting from uncollectible receivables. When evaluating the adequacy of the allowance, we consider historical bad debt write-offs and all known facts and circumstances such as current economic conditions and trends, customer creditworthiness and specifically identified customer risks. If actual collections of customer receivables differ from our estimates, additional allowances may be required which could have an impact on our results of operations.

Property, Equipment and Software and Definite-Lived Intangible Assets

In providing services to our customers, we utilize significant amounts of property, equipment and software, which we depreciate on a straight-line basis over their estimated useful lives. Definite-lived intangible assets are primarily comprised of customer relationships and are stated at their acquisition-date fair value less accumulated amortization. These intangible assets are amortized on a straight-line basis over their estimated useful lives. Property and equipment under operating and finance leases are included within “Operating right-of-use assets” and “Property, equipment and software, net,” respectively, in our Consolidated Balance Sheets. Operating right-of-use assets are amortized on a straight-line basis over the lease term whereas finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. We routinely review the estimated useful lives of our property, equipment and software and definite-lived intangible assets (“long-lived assets”). A change in the useful life of a long-lived asset is treated as a change in accounting estimate in the period of change and future periods.

Long-lived assets, including operating right-of-use assets and finance lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets is measured at the asset group level and if the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds its fair value.

We capitalize the salaries and related compensation costs of employees and consultants who devote time to the development of certain internal-use software projects. Judgment is required in determining whether an enhancement to previously developed software is significant and creates additional functionality to the software, thus resulting in capitalization. All other software development costs are expensed as incurred. Capitalized software development costs are amortized over the expected useful life of the software, which is generally three years; however, we evaluate the nature and utility of each project which can result in a useful life ranging between one and five years on certain projects.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Our indefinite-lived intangible assets consists of our Rackspace trade name, which was recorded at fair value on our balance sheet at the date of the Rackspace Acquisition.

Application of the goodwill and other indefinite-lived intangible asset impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. We test goodwill and our indefinite-lived intangible asset, the Rackspace trade name, for impairment on an annual basis on October 1st or more frequently if events or circumstances indicate a potential impairment. These events or circumstances could include a significant change in the business climate, regulatory environment, established business plans, operating performance indicators or competition.

Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Assets and liabilities are assigned to each of our reporting units if they are employed by a reporting unit and are considered in the determination of the reporting unit fair value. Certain assets and liabilities are shared by multiple reporting units, and thus, are allocated to each reporting unit based on the relative size of a reporting unit, primarily based on revenue. We have four reporting units: Private Cloud Services, Managed Public Cloud Services (each of which are a part of the Multicloud Services segment), Apps & Cross Platform and OpenStack Public Cloud.

We estimate the fair values of our reporting units and the Rackspace trade name using the discounted cash flow method and relief-from-royalty method, respectively. These calculations require the use of significant estimates and assumptions, such as: (i) the forecasted royalty rate; (ii) the estimation of future cash flows, which is dependent on internal cash flow forecasts; (iii) estimation of the terminal growth rate; (iv) capital spending; (v) estimation of the useful life over which cash flows will occur; and (vi) determination of our discount rate. The discount rate used is based on our weighted average cost of capital and may be adjusted for risks and uncertainties inherent in our business and in our estimation of future cash flows. The estimates and assumptions used to calculate the fair value of our reporting units and the Rackspace trade name vary from year to year based on operating results, market conditions and other factors. Changes in these estimates and assumptions could produce materially different results.

As a result of our annual goodwill impairment test performed during the fourth quarter of 2018, we determined that the carrying amount of our Private Cloud Services reporting unit, which is a component of our Multicloud Services segment, exceeded its fair value and recorded a goodwill impairment charge of $295 million, resulting in a decrease of approximately 16% in the goodwill allocated to this reporting unit. The impairment was driven by a significant decrease in forecasted revenue and cash flows and a lower long-term growth rate, as current and forecasted industry trends reflected lower demand for traditional managed hosting services. The results of our goodwill impairment test for the year ended December 31, 2019 did not indicate any impairments of goodwill.

As a result of the annual impairment test, it was determined that the excess of fair value over carrying amount for the Managed Public Cloud Services reporting unit was 10% as of October 1, 2019. Goodwill, net attributed to the Managed Public Cloud Services reporting unit was $812 million as of December 31, 2019.

Contingencies

We accrue for contingent obligations when the obligation is probable and the amount is reasonably estimable. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the recorded accrual. Estimates that are particularly sensitive to future changes include those related to tax, legal and other regulatory matters, changes in the interpretation and enforcement of international laws, and the impact of local economic conditions and practices, which are all subject to change as events evolve and as additional information becomes available during the administrative and litigation process. Changes in our estimates and assumptions could have a material impact on our consolidated financial statements.

Share-Based Compensation

We account for share-based awards under the recognition and measurement provisions of ASC 718 (Compensation—Stock Compensation). Share-based compensation cost is measured at the grant date based on the fair value of the underlying common stock and is recognized as expense over the requisite service period. The fair value of stock options with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation. Determining the grant date fair value of share-based awards with performance vesting conditions and the probability of such awards vesting requires judgment.

As there has been no public market for our common stock since the Rackspace Acquisition in 2016, the estimated fair value of our common stock has been determined by our board of directors as of the grant date of each option grant, with input from management, including consideration of our most recent third-party valuations of our common stock, which are completed periodically throughout the fiscal year.

The third-party valuation specialists use the Income Approach to estimate the value of our equity. Within the Income Approach, the valuation specialists rely upon the Discounted Cash Flow (“DCF”) method, which focuses on our estimated expected cash flow available for distribution to the equityholders. The DCF calculation is prepared based on detailed revenue and expense projections prepared by management as part of its annual budgeting process and reflects the financial and operational facts and circumstances specific to our Company. Significant assumptions impacting the DCF calculation also include expected future capital expenditures, our long-term growth rate, and the applicable discount rate. For purposes of capturing the dilution from outstanding options, the valuation utilizes the Option-Pricing Method (“OPM”). The OPM depends on key assumptions regarding the volatility and time to a liquidity event but does not require explicit estimates of the possible future outcomes. The input and assumptions used in this calculation are total equity value, time to liquidity, expected volatility, dividends, which are all determined by management. A discount for lack of marketability was not applied as its impact was already reflected in the equity value through the discount rate, given that there were no differential rights attributable to different shareholders (as we have only one class of shares). These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective. If any assumptions change, the share-based compensation expense for equity awards we may grant in the future could be materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our common stock in connection with our accounting for equity awards we may grant, as the fair value of our common stock will be its public market trading price.

Income Taxes

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in evaluating our tax positions and determining our provision for income taxes. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

Our effective tax rates may differ from the statutory rate for various reasons, including differences due to the tax impact of foreign operations, research and development tax credits, state taxes, contingency reserves for uncertain tax positions, certain benefits realized related to share-based compensation, changes in the valuation of our deferred tax assets or liabilities, or from changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the U.S. Internal Revenue Service (the “IRS”), Her Majesty’s Revenue and Customer and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses.

Recent Changes in Accounting Standards and Pronouncements

On January 1, 2019, we adopted ASC 606 using the full retrospective method, which requires us to restate each prior period presented. The 2017 and 2018 financial information presented in this prospectus reflects the restated amounts.

We adopted ASC 842, which requires balance sheet recognition for all operating and finance leases, with an effective date of January 1, 2019 using the modified retrospective method, whereby a cumulative-effect adjustment was recorded to the opening balance of retained earnings as of the January 1, 2019 adoption date and prior periods presented have not been retrospectively adjusted. As a result, our opening balance sheet as of January 1, 2019 reflected a net addition of $247 million in total assets, mainly due to the recording of right of use assets relating to our operating leases, and a corresponding $191 million increase in total liabilities, mainly reflecting the recording of operating lease liabilities.

On January 1, 2020, we adopted Accounting Standards Update (“ASU”) No. 2017-12 (Targeted Improvements to Accounting for Hedging Activities), which improves the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements and to simplify the application of the hedge accounting guidance. The guidance applies to any existing hedges or new derivative instruments that are designated as hedges for derivative accounting purposes in future periods. We have historically not designated our interest rate swaps or foreign currency hedging contracts as hedges for derivative accounting purposes. However, on January 9, 2020, we designated certain of our interest rate swap agreements as cash flow hedges. Refer to Note 10 to our unaudited interim consolidated financial statements for the three months ended March 31, 2020 included elsewhere in this prospectus for the cash flow hedge disclosures required by the provisions of this guidance.

On January 1, 2020, we adopted ASU No. 2016-13 (Measurement of Credit Losses on Financial Instruments), which requires financial assets measured at amortized cost to be presented at the net amount expected to be collected using an allowance for expected credit losses, to be estimated by management based on historical experience, current conditions, and reasonable and supportable forecasts. We adopted this guidance using the modified retrospective approach. The adoption of this guidance did not have a material impact on our consolidated financial statements.

On January 1, 2020, we adopted ASU No. 2018-15 (Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The adoption of this guidance primarily resulted in changes to the presentation of certain implementation costs within our consolidated financial statements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

For a more detailed description of ASC 606 and ASC 842 and other accounting pronouncements recently adopted and issued, see Note 1 to our audited consolidated financial statements and our unaudited interim consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosure About Market Risk

Power Prices.    We are a large consumer of power. During 2019, we expensed approximately $42 million that was paid to utility companies to power our data centers, representing approximately 2% of our revenue. Power costs vary by geography, the source of power generation and seasonal fluctuations and are subject to certain proposed legislation that may increase our exposure to increased power costs. We have fixed price power contracts for data centers in the Dallas-Fort Worth, San Jose and London areas that allow us to procure power either on a fixed price or on a variable price basis.

Interest Rates.    We are exposed to interest rate risk associated with fluctuations in interest rates on our floating-rate debt under our Senior Facilities, which includes our $225 million Revolving Credit Facility (which is expected to be increased to $375 million in connection with this offering) and $2,817 million outstanding under the Term Loan Facility, and under our $100 million Receivables Financing Facility. As of March 31, 2020, there were no outstanding borrowings under the Revolving Credit Facility and therefore our only variable-rate debt outstanding was the $2,817 million outstanding under the Term Loan Facility and $50 million outstanding under the Receivables Financing Facility. As of the closing of this offering, assuming the Revolving Credit Facility and Receivables Financing Facility are fully drawn, each 0.125% change in assumed blended interest rates would result in a $4 million change in annual interest expense on indebtedness under the Senior Facilities and the Receivables Financing Facility.

In December 2016, we entered into several floating-to-fixed interest rate swap agreements to manage our risk from interest rate fluctuations associated with our floating-rate Term Loan Facility. The remaining three swap agreements in effect as of March 31, 2020 have an aggregate notional amount of $1.05 billion and mature over the next two years. On a quarterly basis, we net settle with the counterparty for the difference between the fixed rate specified in each swap agreement, ranging from 1.7625% to 1.9040%, and the variable rate based upon the three-month LIBOR as applied to the notional amount of the swap.

In December 2018, we entered into four additional floating-to-fixed interest rate swap agreements with an aggregate notional amount of $1.35 billion and a maturity date of November 3, 2023. These swaps are forward-starting. As of March 31, 2020, two interest rate swaps agreements, with a notional amount of $300 million, were effective. The remaining agreements become effective each year thereafter to coincide with the maturity dates of the outstanding December 2016 swap agreements. On a quarterly basis, we net settle with the counterparty for the difference between the fixed rate specified in each swap agreement, ranging from 2.7350% to 2.7490%, and the variable rate based upon the three-month LIBOR as applied to the notional amount of the swap.

Foreign Currencies.    We are subject to foreign currency translation risk due to the translation of the results of our subsidiaries from their respective functional currencies to the U.S. dollar, our functional currency. As a result, we discuss our revenue on a constant currency as well as actual basis, highlighting our sensitivity to changes in foreign exchange rates. See “—Non-GAAP Financial Measures—Constant Currency Revenue.” While the majority of our customers are invoiced, and the majority of our expenses are paid, by us or our subsidiaries in their respective functional currencies, we also have exposure to foreign currency transaction gains and losses as the result of certain receivables due from our foreign subsidiaries. As such, the results of operations and cash flows of our foreign subsidiaries are subject to fluctuations in foreign currency exchange rates. During 2019, we recognized foreign currency transaction losses of $1.8 million within “Other income (expense)” in our Consolidated Statements of Comprehensive Loss. As we grow our international operations, our exposure to foreign currency translation and transaction risk could become more significant.

We have in the past and may in the future enter into foreign currency hedging instruments to limit our exposure to foreign currency risk.

In November 2017, we entered into three forward contracts. Under the terms of these contracts, we sold a total of £120 million at an average rate of 1.34378 British pound sterling to U.S. dollar and received $161 million. These contracts settled on November 30, 2018 and we received a final net payment of $8 million.

In November 2018, we entered into one forward contract. Under the terms of the contract, we sold £75 million at a rate of 1.3002 British pound sterling to U.S. dollar and received $98 million. This contract settled on November 29, 2019 and we received a final net payment of $1 million.

In November 2019, we entered into two foreign currency net-zero cost collar contracts with an aggregate notional amount of £100 million and a maturity date of November 30, 2020. Under the terms of the contracts, the British pound sterling to U.S. dollar exchange rate floats between 1.2375 and 1.3475. On March 26, 2020, we settled one of these contracts, with an aggregate notional amount of £50 million, and we received a final net payment of $1.9 million.

In March 2020, we entered into three forward contracts to manage our exposure to movements in the British pound sterling, Euro, and Mexican peso. All three contracts have a maturity date of June 30, 2020. On the maturity date, the following will occur:

•	We will sell £32 million at a rate of 1.1902 British pound to U.S. dollar and receive $38.1 million.

•	We will sell €6 million at a rate of 1.0921 Euro to U.S. dollar and receive $6.6 million.

•	We will sell $2.1 million at a rate of 24.2040 U.S. dollar to Mexican peso and receive MXN$50 million.

See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for more information on fixed power contracts, interest rate swaps and foreign currency hedging contracts.

BUSINESS

Overview

Our Mission

Embrace technology. Empower customers. Deliver the future.

Our Business

We are a leading end-to-end multicloud technology services company. We design, build and operate our customers’ cloud environments across all major technology platforms, irrespective of technology stack or deployment model. We partner with our customers at every stage of their cloud journey, enabling them to modernize applications, build new products and adopt innovative technologies. We serve our customers with a unique combination of proprietary technology resulting from over $1 billion of investment and services expertise from a team of highly skilled consultants and engineers. And we provide our customers with unbiased expertise and technology solutions, delivered over the world’s leading cloud services, all wrapped in a Fanatical Experience.

Cloud technology — the on-demand availability of compute, storage and networking — has revolutionized how companies manage their infrastructure and applications, providing businesses with greater flexibility and lower costs compared to legacy technologies. Over the past several years, businesses have adopted cloud solutions not only to drive cost, scale and reliability benefits, but also to create new revenue opportunities, increase their speed of innovation and compete with digital natives. At the same time, businesses are increasingly turning to the use of more than one cloud solution at a time (which we refer to as multicloud) to enhance performance, ensure redundancy and resilience and provide for increased security, compliance and governance. These trends have accelerated in recent periods as businesses create and adapt to new economic and labor models and are increasingly looking for technologies that enable digital transformation and enhance productivity.

The cloud has become the driver of innovation in the enterprise. At the same time, the number of cloud platforms, the diversity of services offered by each platform and the need to adapt to new paradigms create complexity that requires specialized expertise. Many companies lack the in-house resources to navigate this complexity, thereby limiting their ability to realize the full potential of the cloud. We believe this creates an opportunity for a services partner that enables businesses to fully embrace the power of multicloud technologies and, together, deliver incredible customer experiences.

We aim to be our customers’ most trusted advisor and services partner in their path to cloud transformation and to accelerate the value of their cloud investments. We give customers the ability to make fluid decisions when choosing the right technologies, and we recommend solutions based on customers’ unique objectives and workloads, irrespective of the underlying technology stack or deployment option. In this way, we empower our customers to harness the strength of the cloud.

Over the past eight years, we have invested over $1 billion and 12 million hours to develop a robust and proprietary suite of over 200 technology tools, branded solutions and accelerators for our customers. Our proprietary technology includes automation that ranges from service delivery to self-healing infrastructure, giving us the ability to anticipate and proactively respond to opportunities and threats. This toolset ensures consistency in our customers’ experience and allows our Rackers to automate key service and application management processes, freeing up resources to focus on strategic, high-value business opportunities. This drives an efficient business model that has generated revenue per employee of over $372,000 and $375,000 for the years ended December 31, 2018 and 2019, respectively, which we believe is ahead of our competitors and in line with leading software-as-a-service companies.

Our customers are served by a family of approximately 6,800 Rackers, including over 2,500 cloud-certified professionals. Our team includes some of the most qualified architects and engineers in the world, with over 2,700 AWS certifications, over 1,000 Google Cloud certifications, over 700 Azure certifications and over 400 VMware certifications worldwide as of May 31, 2020. Our Rackers are at the center of the customer experience — they maintain a hyper-focus on customer experience and satisfaction and are available to our customers 24x7x365 by phone, chat, email or web portal.

We have a culture of innovation that permeates all that we do. Our Rackers gather insights from customers, cloud partners and each other to design, implement and operate some of the most advanced cloud environments. With our deep technical expertise, we build alongside our customers to solve their most complex business challenges and explore their most promising business opportunities. Rackers are on the front lines of cloud technology and are often among the first to utilize the latest capabilities of the cloud when launching new solutions with our cloud partners. Our partnerships, Rackers and culture combine to ensure that we are at the forefront of major trends in technology, including cloud native application development, Internet of Things and containers. This expertise—and our ability to deliver it effectively—enables our customers to innovate faster and stay ahead of their competition.

Our business benefits from a highly efficient go-to-market strategy given our large installed base of recurring revenue. Our sales efforts are led primarily by a team of over 900 quota-bearing representatives and customer success managers. Our ecosystem of over 3,000 partners serves as an extension of our direct sales force, providing a source of additional new business opportunities. Our customer engagement model begins with our professional services, where we partner with a customer to assess its objectives and design the best cloud strategy to meet its needs, and continues with our flexible recurring service offerings.

We deliver our services to a global customer base through an integrated service delivery model. We have a presence in more than 60 cities around the world. This footprint allows us to better serve customers based in various countries, especially multinational companies requiring cross-border solutions.

Our success has been recognized by third parties and customers alike. We served over 120,000 customers across 120 countries as of December 31, 2018 and December 31, 2019, including more than half of the Fortune 100. Gartner has recognized us as a Leader in its 2020 report, Magic Quadrant for Public Cloud Infrastructure Professional and Managed Services, Worldwide, for the fourth year in a row. We have received several industry awards, including VMware’s Global Partner of the Year Award for Social Impact in 2020, Google Cloud’s Specialization Partner of the Year for Infrastructure in 2019 and the Red Hat Innovation Award in 2017. Additionally, we believe we are one of the leading consulting partners for Amazon Web Services, with 14 competencies as of March 31, 2020.

Our Transformation

Our predecessor company was founded in 1998. Historically, we focused on providing outsourced, dedicated IT infrastructure. Since the Rackspace Acquisition, we have transformed our business in several ways:

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Core offerings and service expertise. We have invested in multiple high growth service offerings, including multicloud services, professional services, managed security and data services. In this process, we established one of the broadest partner ecosystems across the technology industry, including infrastructure partners such as AWS, Google, Microsoft and VMware, and application leaders such as Oracle, Salesforce, SAP and others. Additionally, we have made a series of transformative acquisitions to expand our cloud services capabilities and increase our geographic reach.

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Go-to-market. In 2016, our sales process was focused on the sale of a narrow group of point products, most notably our OpenStack Public Cloud and Single Tenant (managed hosting) offerings. Today, our sales process uses a professional services-driven approach, providing holistic multicloud solutions to meet our customers’ objectives and evolving those solutions over the full lifecycle of their cloud journey. We also have increased our focus on serving enterprise customers, which we define as companies that generate $1 billion or more in revenue per year.

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Investment in proprietary technology and automation capabilities. We have made significant investments to develop proprietary internal systems and tools for our customers. These include automation, artificial intelligence, predictive analytics and proprietary tools that make our services even more reliable and easier to use and extend our advantage over both our competitors and our customers’ ability to replicate these efficiencies on their own.

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Management team. In April 2019, we announced the hiring of our new CEO, Kevin Jones, and, in July 2019, we announced the hiring of our new CFO, Dustin Semach, and our new COO, Subroto Mukerji. In addition to these executives, we have made additional new hires across the executive leadership team, bringing in new talent with relevant experience across the IT services and technology landscape. Collectively, our executive leadership team benefits from over 150 years of cumulative experience at large technology companies, many with direct experience leading businesses through major transformation initiatives including product introductions and M&A.

Today, we are a trusted partner to the cloud ecosystem. We maintain close relationships with major cloud infrastructure and application vendors, enabling us to provide our customers with complete, unbiased multicloud services, all through our single customer interface. We no longer actively market our OpenStack Public Cloud service, which once was competitive with hyperscale public cloud platforms and was highly capital intensive, in order to focus our resources on growing our multicloud services portfolio.

Our transformation has also benefited our financial model in several key ways:

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We have increased the percentage of our revenue from segments which we believe benefit from attractive growth dynamics. In 2019, over 85% of our revenues came from our Core Segments. In contrast, in the twelve months ended September 30, 2016, less than 10% of our revenue came from our Cloud Office and Managed Cloud Services service offerings.

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For the three months ended March 31, 2020, Core Revenue was $589.4 million, representing a 6% increase, on a constant currency basis, and a 5% increase, on an actual basis, over the three months ended March 31, 2019, giving effect to our acquisition of Onica in November 2019 as if it had occurred on January 1, 2019. This compares to year-over-year revenue growth of 3%, on a constant currency basis, and 0%, on an actual basis, for the three months ended September 30, 2016 our last completed fiscal quarter as a public company prior to the closing of the Rackspace Acquisition, based on the public company’s core service offerings at such time, which were Single Tenant (managed hosting) and OpenStack Public Cloud, and excluding Cloud Office and Managed Cloud Services.

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We have decreased our capital intensity, which we define as total capital expenditures as a percentage of total revenue, from 16% for the twelve months ended September 30, 2016, to 9% for the twelve months ended March 31, 2020.

The Rise of Multicloud

Adoption of cloud solutions has occurred in waves over the last decade:

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Early (early 2010s): Early adopters of cloud solutions included various technology leaders and cloud-native businesses. These businesses embraced the novelty of cloud architectures, shifting away from their historical use of legacy on-premises infrastructure and building entire operations and revenue streams on cloud services.

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Mainstream (mid-2010s): Motivated by the value that cloud technologies unlocked for early adopters, more technology-focused mid-market and enterprise businesses turned to the cloud. Many of these businesses focused on reducing costs and enhancing scale and reliability, but did not embrace the people, process and technology changes required to create new revenue streams and enhance customer experiences.

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Modern (Present day): Today, businesses are adopting cloud-native principles, embracing agile techniques and adapting their business practices to maximize the benefits of the modern cloud. In addition, more businesses are turning to multicloud solutions to match individual workloads with the best cloud technology stack and the best deployment model; in the Gartner Multicloud: Why It Matters report, “81% of survey respondents who use public cloud were currently working with two or more external public service providers.” In response to this need for multicloud solutions, cloud technology vendors that have historically focused on public cloud solutions are offering private cloud solutions to provide maximum flexibility for their customers. Similarly, several technology vendors that have historically focused on private cloud technologies are offering public cloud alternatives.

As more businesses adopt multicloud technologies, they are faced with an increasing number of complexities, including migration to and between clouds, siloed workloads and defending against increasing security threats. Moreover, more businesses are looking into ways to use their cloud technologies to enhance commercial opportunities and customer experiences and create new avenues for growth. We believe this creates a large and growing opportunity for services partners that are able to offer multicloud services in a way which offers customers the best technologies for their workloads, irrespective of technology stack or deployment model, and enables customers to maximize the value of their cloud investments.

Our Opportunity

We believe that a paradigm shift is underway; today’s businesses are increasingly under pressure to move away from self-managed IT solutions and utilize multicloud technologies to compete effectively in a digital economy, resulting in a tailwind for technology and service providers that possess deep expertise in these areas. Our market opportunity represents the demand for cloud technology services. According to the Gartner Forecast: IT Services, Worldwide, 2018-2024, 2Q20 Update, the managed services and cloud infrastructure services market worldwide is estimated to be $410 billion in 2020 and is expected to grow 7% annually to $502 billion in 2023.

Our existing customer base represents a large opportunity for further penetration and revenue expansion. As of March 31, 2020, we served over 120,000 customers across all sizes, including enterprises with greater than $1 billion of revenue, mid-market businesses with between $300 million and $1 billion of revenue and SMBs with less than $300 million of revenue. We estimate our market opportunity with only existing customers to be potentially over $80 billion today, including over $38 billion for enterprise customers, over $24 billion for mid-market customers and over $18 billion for SMB customers. We arrive at these figures by multiplying our customers’ revenues by our estimate of IT spend as a percentage of their revenues.

We believe a significant portion of our market opportunity remains unpenetrated today and is expected to increase as businesses increase their spend on multicloud technologies and the services associated with them. According to the Gartner Forecast Analysis: Infrastructure Services, Worldwide report, “by 2021, 75% of enterprise customers seeking cloud managed infrastructure will require multicloud capabilities from a cloud managed services provider (MSP), up from 30% in 2018.” As this trend continues, we believe there is an opportunity to increase our revenue as businesses increase the scope of their cloud investments and increase their spend with cloud services partners. We believe that we are well positioned to benefit from this trend, as we have introduced new technologies and business models to the IT services industry, replacing traditional approaches to IT services and disrupting various well-established IT services and technology vendors.

Our Integrated Services Portfolio

We serve our customers through an integrated services portfolio organized in two segments — Multicloud Services and Apps & Cross Platform. The services across these two segments are described in more detail below:

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Multicloud Services: Our Multicloud Services segment includes our public and private cloud managed services offerings, as well as professional services related to designing and building multicloud solutions and cloud-native applications. We offer an integrated suite of managed services offerings across our private cloud, the leading public clouds and colocation. Our managed cloud services help customers determine, manage and optimize the right infrastructure, platforms and services on which to deploy their applications to achieve the best performance, agility, security and cost efficiency. We also help customers establish governance, operational and architectural frameworks to mitigate risks and reduce inefficiencies, so they can manage costs, achieve industry-specific compliance objectives and improve security.

Within our Multicloud Services segment, we offer the following services:

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Private cloud: These service offerings provide compute, storage and applications accessed by a specific customer, either with a cloud management layer (in managed private cloud) or without one (in managed hosting). We offer managed private clouds powered by leading technologies like VMware, Microsoft and OpenStack in our data centers as well as in those owned by customers or by third parties such as colocation providers. We also offer managed VMware on AWS, delivering an increasingly popular hybrid combination. We offer managed hosting in our own data centers, on Linux or Windows servers. Our private cloud offerings can be used with or without virtualization software. Some applications, including high-intensity databases and video games, typically achieve higher performance and cost-efficiency on bare-metal servers. Other applications run better on virtualized servers. Customers who run legacy applications or larger scale modern enterprise applications, and/or have high requirements for security, compliance and control, typically find that private cloud solutions are preferable to do-it-yourself public or private cloud alternatives.

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Managed public cloud: These offerings address the challenges of managing applications and data on the AWS, Azure and Google Cloud public clouds. We bundle the underlying public cloud infrastructure with our expertise and experience, managed services and proprietary tools. While the infrastructure providers are responsible for their data centers, servers, storage, networking and operating system software, we help customers navigate, migrate, architect and deploy their applications on those leading public cloud platforms. After a migration, we manage, secure and optimize the customer’s environments on an ongoing basis using our tools, automation and expertise, while supporting the customer with robust service level agreements. These offerings do not require us to commit significant capital expenditures given that third parties provide the infrastructure.

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Apps & Cross Platform: Our Apps & Cross Platform segment includes managed applications, managed security and data services, as well as professional services related to designing and implementing application, security and data services.

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Managed applications: Our managed application services include running large-scale software-as-a-services (SaaS) applications for customers on our and public cloud infrastructure, such as Oracle, Salesforce, SAP and Office 365. This includes key functions such as: managing a customer’s applications and performing key functions such as account management and scaling up or down of required cloud resources. Additionally, we manage productivity and collaboration applications such as email and hosted Microsoft SharePoint.

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Managed security: We provide fully-integrated security solutions that combine cutting-edge technology with our in-house Security Operations Center to provide customers with threat detection, analysis and remediation capabilities. Additionally, we have integrated security platforms into our management tools to give our customers one view of their organization’s vulnerability and threats.

We offer additional managed security services to customers in the areas of (i) security threat assessment and prevention, (ii) proactive threat detection and response, (iii) rapid remediation, (iv) governance, risk and compliance assistance across multiple cloud platforms and (v) Privacy and Data Protection services, including detailed access restrictions and reporting. Our 24x7x365 Customer Security Operations Center is staffed by experienced Global Information Assurance Certification (GIAC) security analysts.

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Data services: We help customers use their data to further innovate by providing services and expertise for data extraction, transformation, ingestion, storage and analysis. We utilize both traditional analytics platforms and new, machine learning approaches to build repeatable, scalable and automated platforms that extract meaningful insights. Our developers, administrators and cloud and data analytics architects are skilled across a full range of database services, including managed relational databases (Oracle, SAP, SQL Server and MySQL), big data (Hadoop), managed NoSQL (MongoDB) and managed SAP HANA. Our data services are offered both through our managed services subscriptions and through our professional services offerings.

We deliver professional services across our entire portfolio, including multicloud solutions, applications, security and data. As part of our professional services process, we meet customers at every stage of their cloud journey and design solutions focused on modernizing their infrastructure and applications to enhance the value of their cloud technologies. This process often serves as the starting point for new business opportunities; following our initial professional services engagement, a customer will typically use any combination of our managed services under long-term contracts, and will often use our professional services multiple times as their technology needs continue to evolve.

In addition to our integrated services portfolio described above, we also offer our customers our OpenStack Public Cloud solution, our third reporting segment. This offering appeals to customers who (i) want to run applications on a public cloud that is built on open-source technology with no risk of vendor lock-in; (ii) value the expertise and exceptional customer service for which we are renowned; and (iii) want their public cloud and managed hosting platforms to work smoothly together, through technologies such as our proprietary RackConnect tool. While we expect to continue to offer our OpenStack Public Cloud solution, we ceased to actively market it to customers in 2017.

Our Technology Platform

Our technology platform is at the center of the Fanatical Experience that we deliver to customers. Our technologies focus on removing the complexities of multicloud deployments, unifying compelling aspects of the experience for our customers and enabling us to deliver scalable solutions.

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Innovative automation drives efficiency for us and our customers, enabling us to rapidly and consistently deliver our solutions across multiple products and clouds at scale. Rackspace Business Automation is a custom platform developed to handle over 8 million events and over 1 billion actions per month across physical devices, virtual devices, systems and tools; data center automation provides services and applications to automate provisioning, configuring and the decommissioning of data center infrastructure; and UIPath Robotic Process Automation is deployed across our business to automate repetitive tasks. We can automate 62% of customer support workloads and we have automated over 6,000 unique processes.

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AIOps is a new field of software that combines monitoring, machine learning and automation to enhance IT operations. Our AIOps platform correlates monitoring events across our customers’ physical and virtual devices into a single incident or problem, significantly reducing the time to resolution for complex incidents. We developed a first of its kind multi-tenant AIOps solution that processes millions of compliance-related events each month.

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Predictive operations enables our data scientists to build sophisticated models to provide actionable insights to our business leaders, increasing our agility and ability to identify opportunities that enhance our customer relationships.

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Self-service APIs enable our customers to access data and resources programmatically, extending our automation and service delivery into their native tools and processes. We support integration with our ticketing systems to enable two-way integrated support workflows, and billing system integration to enable access to consolidated billing data in multicloud environments. Additionally, our pre-built integration with ServiceNow enables enterprise customers to simplify connectivity between our tools and ServiceNow.

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MyRackspace and other portals and associated mobile apps service over 200,000 active monthly users and support product specific self-service, insights, account management, security management, ticketing and billing. The portals are unified with our custom framework and design language, Pilot and Helix, providing a consistent experience and integrated navigation between our product lines and features. Our custom identity management system authenticates access to our user interfaces and APIs, handling over 1 billion requests per month. This includes federation capabilities to integrate with our customers’ identity providers.

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Unified billing enables us to deliver an integrated single invoice for customers across all multicloud deployments. Our systems extract and rerate bills from public cloud hyperscalers and merge data from our products and services to generate a single invoice each month, while applying sophisticated billing and discount models.

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Service management applications ensure scale, speed, quality and consistency in our service delivery. These applications, including our custom CORE and Encore tools, support configurable rules and routing engines, integrated escalation management, detailed queue management and management visibility and reporting. These tools are augmented with sophisticated workforce management solutions to manage work shifts by utilizing historical data and trends across ticketing, chat and telephony, to maintain and appropriately staff our 24x7x365 operations.

Our Differentiation

We offer solutions that are differentiated from our peers and drive a continuous cycle of product innovation and product development, while delivering a Fanatical Experience. These solutions both enable and are enabled by several key factors:

Focus on delivering strategic outcomes: Our value proposition to customers includes a focus on solving strategic business problems, rather than selling a product or group of products in a point sale. Our customers are able to use our services to drive new revenue streams and enhance the value of their cloud investments, which may include collecting data to create new product offerings and applications, connecting workloads between clouds or automatically scaling cloud usage to match demand. This has resulted in a growth opportunity within our customer base; the number of customers that contributed over $1 million to our revenue in a given fiscal year increased at a compound annual growth rate of 24% between 2017 and 2019.

Unified service experience for the multicloud: We have developed Rackspace Fabric, a multi-tenant, end-to-end service management platform enabling our customers to access all of our supported clouds and all of our managed services from a single, web-based interface. This technology provides customers with a toolkit to including unified billing, a central security model, unified ticketing and support interactions. This technology provides our customers with a consistent experience across all clouds and enables us to deliver a scalable and efficient means of offering our Fanatical Experience to over 120,000 customers worldwide.

Unparalleled service expertise: Our business benefits from a family of approximately 6,800 Rackers, including over 2,500 cloud-certified professionals. This group’s qualifications span across all of the major technology stacks and cloud solutions used by our customers, including over 2,700 AWS certifications, over 1,000 for Google Cloud, over 700 for Azure and over 400 for VMware as of May 31, 2020. This expertise provides our clients with services expertise at a level we believe to be unmatched by our peers and allows us to sustain our competitive advantage over competing technology vendors.

Efficient go-to-market enabled by close customer relationships: Our go-to-market model includes an integrated direct sales platform led by our team of over 300 sales representatives and over 600 service delivery managers. Following an initial deployment, we are constantly engaged with our customers, proactively looking for opportunities to enhance the value of their cloud investments and evolving our solutions with their needs over time. This approach provides customers with a single trusted advisor across all cloud environments, irrespective of technology stack or deployment option. Our close customer and partner relationships drive an efficient go-to-market strategy, with sales efficiencies we believe are unmatched by competing companies. Recurring revenue comprised more than 95% of our revenue in 2019. Additionally, as of December 31, 2019, among our customers with Annual Recurring Revenue of over $100,000 (a group which comprised over 75% of our revenue), over 50% were using multiple services.

Differentiated relationships with technology partners: We benefit from differentiated partnerships with major public and private cloud vendors, including AWS, Azure, Google Cloud and VMware. We work with our partners’ sales teams to offer bundled solutions through a single go-to-market effort. Additionally, we have insight into our partners’ product roadmaps (and vice versa), providing critical inputs for both sides to develop complementary services and technology. We believe these relationships are beneficial to us, our customers and our partners; we and our partners both receive critical inputs for further innovation and benefit from joint go-to-market initiatives, while our customers are able to maximize their use of innovative technologies more efficiently, reduce time-to-market and remain competitive.

Customizable consumption of services: Our service model enables customers to adapt their consumption of our services with the evolving needs of their businesses. Rackspace Service Blocks are packages of services tailored to address specific cloud use cases and enable a customized consumption model whereby customers can match their cloud needs with the associated spend. Rackspace Service Blocks allow our customers to maintain greater agility, performance and cost-efficiency as compared to traditional IT services contracts. Additionally, this structure provides us with a platform for cross-sell and up-sell opportunities with customers over time, resulting in a land-and-expand model in which customers increase their use of our services as their cloud needs evolve.

Fanatical Experience: The Fanatical Experience that we deliver to our customers is the foundation of the trust our customers place in us when they choose us to build, manage and operate their cloud environments. That process encompasses everything from the way we recruit, interview and test prospective employees; to the way we continuously train new and veteran employees in the latest technologies; to the way we make the specialized expertise of global Rackers available to customers 24x7x365 by phone, chat, email or web portal; to the way we empower Rackers to invest in new research and development projects; to our hyperfocus on customer experience and satisfaction; and to the way we leverage automation and proprietary tools and processes to make our services highly reliable and easy for our customers to use. We use monitoring tools to perform over 5 million checks of our customers’ cloud environments every five minutes to proactively identify issues and take action, and we receive over 500,000 monthly customer knowledge-based visits to our website. This has resulted in compelling metrics for us, including an average NPS of 44 for the three month period ended May 31, 2020, indicative of the quality of our customer experience.

Our Growth Strategies

In order to continue to drive growth and capture our large market opportunity, key elements of our growth strategies include:

Continue to innovate: We are a leader in cloud services across multicloud environments and will continue to invest in and grow our expertise and service offerings in major technology ecosystems such as cybersecurity, big data, containers, serverless computing and the Internet of Things. However, our market share within the overall cloud industry remains relatively low, providing us with significant opportunity to increase wallet share from both new and existing customers. We intend to continue to add new technology capabilities and professional services expertise in order to best serve our customers and increase revenue from new and existing customers.

Drive sales execution: We plan to continue executing on several sales initiatives that are designed to drive continued growth in our business. These include investment in our sales force productivity measures, greater focus on opportunities with enterprise customers and larger deal sizes.

Expand geographic reach: We believe there is significant need for our solutions on a global basis and, accordingly, opportunity for us to grow our business through further international expansion as these markets increase their use of multicloud solutions. As a result, we have made significant investments in expanding our presence in Europe, Middle East and Africa (“EMEA”) and Asia Pacific and Japan (“APJ”). As of December 31, 2019, over 1,100 and 1,200 of our employees were based in EMEA and APJ, respectively. We intend to add international sales team members to take advantage of this market opportunity while refining our go-to-market approach based on local market dynamics.

Leverage and expand our partner ecosystem: We benefit from close relationships with our cloud partners, allowing us to provide comprehensive multicloud services to our customers, and providing us with a source of new business opportunities and inputs for future product roadmaps. Additionally, we maintain the highest levels of partner status with the leading cloud partners. We intend to expand relationships with existing partners and build on new ones.

Pursue strategic acquisitions: We benefit from a strong platform for integrating complementary capabilities and service offerings. We have a disciplined and selective approach for evaluating new acquisition opportunities, and our management team has significant experience integrating acquired targets. We intend to continue to explore potential transactions that could enhance our capabilities, increase the scope of our technology footprint or expand our geographic reach.

Our Competition

We believe our technology and services expertise positions us well to compete with other technology and services providers. We face competition primarily from:

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In-house IT departments of our customers and potential customers provide services for their respective organizations, but typically need help scaling large technology environments and maximizing the value from their cloud investments, especially when speed, cost and innovation are key constraints.

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Traditional global IT systems integrators, such as Accenture, Atos, CapGemini, Cognizant, Deloitte, DXC Technology and IBM, offer consulting and outsourcing, in a labor intensive model, for large enterprise customers. Many of these businesses largely support legacy technologies and, where cloud capabilities exist, legacy revenue streams disincentivize these companies from fully embracing cloud technologies.

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Cloud service providers and digital systems integrators provide either consultation and implementation services for digital workflows or cloud services for a single cloud vendor. The solutions offered by these companies are often narrow in scope, and are not well suited for companies with complex multicloud objectives.

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Regional managed services providers use a local go-to-market approach, and provide cloud services within a single region or few regions. These companies are unable to serve the full needs of multinational customers.

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Colocation providers, such as Equinix, CyrusOne and QTS, provide secure environments for hardware and access to network connectivity. We believe that these companies provide limited services differentiation, and their customers do not benefit from the economics of cloud-based technologies.

We believe the principal competitive factors in our market include, but are not limited to:

•	Focus on the cloud

•	Technology and services expertise

•	Customer experience

•	Speed of innovation

•	Strength of relationships with technology partners

•	Automation and scalability

•	Standardized operational processes

•	Geographic reach

•	Brand recognition and reputation

•	Price

We believe that we compare favorably on the basis of the factors listed above. However, many of our competitors have: substantially greater financial, technical and marketing resources; relationships with large vendor partners; larger global presence; larger customer bases; longer operating histories; greater brand recognition; and more established relationships in the industry than we do. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships.

Our Customers

We serve a wide range of customers across geography, size and industry.

•	Geography. We serve a global customer base. As of March 31, 2020, we served over 120,000 customers in over 120 countries.

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Size. We have a strong presence with customers of all sizes, including large global enterprises, mid-market businesses and SMBs, which we define to be made up of customers with total revenue in excess of $1 billion, between $300 million and $1 billion and less than $300 million, respectively. As of March 31, 2020, our customer base included approximately 1,500 enterprises, 1,750 mid-market businesses and 120,000 SMBs.

•	Industry. We serve customers across all sectors, including highly regulated industries with firm technology requirements across security, compliance and governance.

We have low customer concentration; no customer represented 2% or more of our total revenue in 2019. We benefit from strong customer satisfaction as evidenced by our average NPS score of 44 for the three month period ended May 31, 2020, which we believe to be well ahead of many of our peers.

Representative customers by industry vertical are listed below:

Financial Services	Healthcare & Public Sector	Media & Technology	Retail, Consumer & Leisure
Banwire Charles River Equis GoCompare Metro Bank Trading Point	British Heart Foundation Feeding America National Kidney Registry Oxfam Teva	Envizi Invotra LiveNation Synchronoss	Dominos HK Express Payless ReviewPro Under Armour Wyndham

Customer Case Studies

The following are representative examples of how some of our customers have benefited from using our Company:

Envizi

Industry: Technology

Geography: APJ

Situation: Based in Australia, Envizi is a market leader in data and analytics software and has been a Rackspace Technology customer for over nine years. Envizi began working with Rackspace Technology when it sought an experienced cloud partner to support the migration of its on-premise IT environment to AWS.

Solution: Rackspace Technology started with a cloud readiness assessment and developed an overall application modernization strategy for Envizi. This included creating a multi-tenant architecture design as part of the cloud migration, including Service Blocks to support scalability. Post-migration, Envizi retained Rackspace Technology to provide ongoing managed services across three areas: (1) ongoing managed cloud services for its AWS environment, (2) ongoing managed security services and (3) ongoing managed database services. In addition, Rackspace Technology is developing analytics solutions using Rackspace Technology’s machine learning and AI capabilities.

Result: By partnering with Rackspace Technology, Envizi has been able to maintain a geographically-dispersed infrastructure under one common framework provided by Rackspace Fabric. As Envizi brings more customers on to its platform and its data grows, the solution Rackspace Technology helped design provides Envizi with a simple scalable approach with predictable costs. This allows Envizi to better meet clients’ data and privacy compliance requirements as it scales its business globally.

Metro Bank

Industry: Financial Services

Geography: EMEA

Situation: Metro Bank is a retail and commercial bank operating in the United Kingdom, founded in 2010. Beginning in 2015, Metro Bank was looking to transition its IT operations to a more robust, agile and scalable managed environment as it doubled its number of stores in the UK.

Solution: Rackspace Technology helped Metro Bank transition off of its on-premise IT system to a VMware managed private cloud, leveraging Rackspace Technology’s professional services, data services, and security services to support Metro Bank’s continual growth and the demanding regulatory requirements of the financial services industry. Aligning culture, processes, governance, and strategic objectives were fundamental to Metro Bank recognizing Rackspace Technology as a true extension of its internal IT capability and trusted partner in their future.

Result: After the initial 12-month migration project was delivered on time, on budget and without any downtime to customers, close of business processes were 50% quicker and vital reports that used to take hours could now be produced in just 20 minutes. Core to this success was Rackspace Technology’s investment in proprietary automation tools, which reduced Metro Bank’s need to manually manage, configure, and check each change. Today, Rackspace Technology also assists Metro Bank with cloud transition objectives through Managed Public Cloud services and advising on the digital transformation that Metro Bank is undertaking to continually evolve the service it provides its customers as it further disrupts the banking sector.

Payless ShoeSource, Inc.

Industry: Retail

Geography: Americas

Situation: Payless ShoeSource (“Payless”) is an international footwear chain with a global presence spanning over 30 countries. Payless began working with Rackspace Technology in 2017 to migrate several on-premise applications to the cloud. Following a recent corporate restructuring, Payless partnered with Rackspace Technology to continue their cloud transformation and to support the development of an entirely new IT environment in the cloud. Payless expects to complete this transformation in early 2021.

Solution: Payless turned to Rackspace Technology to provide cloud transformation services that included developing a strategy and plan to put Payless into a new client-native environment. The multicloud services engagement consisted of three phases: (1) cloud readiness assessment, (2) cloud migration, and (3) application modernization and ongoing management. Enabled by Rackspace

Technology, Payless has successfully re-factored applications and migrated them from its legacy system into a multicloud environment. Underpinning this effort was Rackspace Fabric, which helped simplify ongoing management of the new environment. Because of this effort’s success, Payless continues to leverage data and other application services from Rackspace Technology.

Result: Rackspace Technology’s solution is expected to lead to a 40% reduction in monthly datacenter and hosting fees for Payless. In addition, Rackspace Technology’s focus on Fanatical Experience led to a flexible commercial arrangement that reflects Payless’ recent restructuring. This will help accelerate Payless’ overall cloud transformation journey and help refocus internal efforts on its core business.

Synchronoss Technologies

Industry: Technology

Geography: Americas

Situation: Synchronoss Technologies is a global leader in SaaS-based cloud solutions and messaging platforms for major telecommunications companies. Prior to engaging Rackspace Technology in 2018, Synchronoss was spending a disproportionate amount of its time and resources to manage over 60,000 terabytes of subscriber data, which was incidental to its core software business. In an effort to optimize the management of this incidental data and to enable it to better focus on its core business, Synchronoss looked for a partner to help it structure its optimal cloud, data, and application strategies.

Solution: Synchronoss selected Rackspace Technology to implement its strategy to migrate workloads to a multicloud environment, which included a mix of on-premise, AWS public cloud solutions, and Rackspace Technology’s private cloud solutions. Rackspace Technology assisted Synchronoss in successfully migrating and optimizing thousands of terabytes of storage with no interruptions or down time. Synchronoss relied on Rackspace Technology’s proprietary tools and software, including Rackspace Fabric, during the migration and for ongoing management of the environment. As a result of the initial engagement’s success, Rackspace Technology continues to support Synchronoss’ cloud journey by providing ongoing private cloud services and professional services.

Result: Rackspace Technology’s solutions have allowed Synchronoss to focus on its core software business while building a platform to scale. As of today, only 18 months after beginning to work together, Synchronoss is processing orders of magnitude more data than it previously processed in the public cloud. As a result of the partnership Synchronoss is able to consume that data more quickly, more efficiently, and with a superior cost structure, enhancing its customers’ experience and driving overall growth.

Wyndham Hotels and Resorts

Industry: Hospitality & Travel

Geography: Americas

Situation: Wyndham Hotels & Resorts (Wyndham) is an international hotel and resort company with a portfolio of 20 brands, 9,300 hotels, and a presence in 90 countries. Prior to its initial engagement with Rackspace Technology in December 2017, Wyndham was operating an outdated IT infrastructure, and sought to overcome 30 years of technical debt by transitioning to the cloud without any disruptions to its operations.

Solution: Wyndham chose Rackspace Technology’s solutions in part for their industry expertise and deep relationships with partners. Rackspace Technology did an assessment of Wyndham’s business and IT transformation objectives and helped Wyndham with its migration to a multicloud environment. Rackspace Technology helped Wyndham identify a private cloud solution through VMware and co-location and managed public cloud through AWS. This includes automated scaling of cloud resources and performance updates. Additionally, Wyndham engaged Rackspace Technology’s managed security and other application services to support its ongoing operations.

Outcome: A year into the transition, Wyndham estimates that it has realized a significant return on investment with cost savings of 45%. Stability, a key goal for Wyndham, has improved from roughly 98.5% to more than 99.9% and it is on track to reach “five nines”. Improved stability has translated to a jump in IT service desk performance as well. Issues that took as long as six days before Wyndham Hotels spun off now take a little over a day to resolve. Despite a 14% increase in volume, the service desk has seen a 47% decrease in resolution time year over year with the overall cloud strategy. With full integration into Rackspace Technology’s monitoring solutions, the service desk also receives real-time alerts on system health further improving stability with faster response times.

Our Approach to Partnerships

We benefit from differentiated partnerships with all major public and private cloud vendors, including AWS, Azure, Google Cloud and VMware. These partnerships provide us with a competitive advantage unmatched by our competitors, spanning across multiple disciplines, including:

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Comprehensive Alignment: We work with major technology partners through a systematic engagement model across six key areas of our business: executive, alliances, solutions, marketing, sales and service delivery, to ensure alignment on key initiatives. We operate strategic programs that include solutions milestones, performance reviews and long-term strategic initiatives.

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New business opportunities. Our sales teams and pre-sales engineering experts work with sales teams at technology partners to offer bundled solutions through a combined go-to-market effort. This results in a more compelling value proposition and greater value for our mutual customer. We believe our partners view us as a top services partner for their cloud technologies, as we are often cited as a ‘go-to’ services vendor for new business opportunities.

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Innovative Solutions. We work closely with our partners’ product engineering teams as the baseline for our roadmap development and to provide input into our partners’ development plan. This critical input allows both us and our partners to develop complementary services and technology. This has enabled us to stay at the forefront of innovation well before our competitors and develop services and tools around emerging technologies such as cloud-native application development, machine learning and artificial intelligence.

We believe these relationships are beneficial to us, our partners and our customers. We and our partners both receive critical inputs for further innovation and benefit from joint go-to-market initiatives, while our customers are able to maximize their use of innovative technologies more efficiently, reduce time-to-market and remain competitive.

Sales and Marketing

Our services are sold via a global direct sales teams of over 300 sales representatives and over 600 service delivery managers as of March 31, 2020, through third-party channel partners and through online orders on our website. Our sales model is based on both distributed and centralized sales teams with leads generated from customer referrals, channel partners and corporate marketing efforts.

Professional services are at the core of our consultative sales model and often serve as the gateway to our platform. For new business opportunities, our professional services organization engages closely with a customer to assess and design the best cloud solution for that customer. This is often the first step toward a long-term services agreement with a customer where we manage a customer’s cloud operations and give them the flexibility to evolve their spend with us as their needs change over time.

Our network of 3,000 channel and technology partners as of March 31, 2020 also plays an important role in our sales efforts. Our channel partners, including management and technical consultancies, technology integrators, software application providers, value-added resellers and web developers, serve as a source of new business opportunities, primarily for small and medium-sized customers. Our technology partners serve as an extension of our sales force, often leading to new business opportunities as their customers recognize the need for a services partner to make the best use of their technology investments. In some cases, we collaborate directly with these partners on go-to-market efforts.

Our Customer Success team includes over 600 Rackers and engages in client relationship, contract management, managing deliverables, client retention, and growth of our install base. This team is responsible for understanding the existing customers’ changing business needs and translating them into IT requirements, resulting in successful project execution or alignment of our other service offerings.

We have a full life cycle marketing plan that leverages a mix of initiatives. Our goal is market awareness of the unique value we bring to our customers in an ever-changing multicloud world. Through a series of automation and digital experiences, we provide awareness of our multicloud expertise, vast partner network, proven leadership and customer success-driven culture that thrives on Fanatical Experience. We leverage customer success stories to best describe how we work with customers and partners to produce compelling content. Our global brand marketing, Solving Together, is focused on thought leadership, media and public relations, virtual and in-person event marketing, an interactive social media plan, search engine optimization and digital advertising to drive awareness and credibility. Our global website is published in four languages across 18 regions and serves as our window to the market. For our solution marketing initiatives, we have a mix of digital display advertising, nurture automation, content syndication, social media and webinars to nurture our vast customer base for cross sell/upsell opportunities. Our experts participate in worldwide speaking engagements and contribute to several media outlets, always alongside our customers and partners.

Our Culture

At the heart of our customers’ Fanatical Experience is our unique culture.

At Rackspace Technology, we invest in the recruitment, development and retention of our Rackers. Inclusion and diversity is a top priority for our company; we cultivate top talent from around the world with diverse backgrounds and a range of expertise. On average, we attract over 500 applicants for each open role, giving us access to a diverse and highly qualified talent pool.

We offer Rackers’ various professional development opportunities through Rackspace University, along with award winning Onboarding and Leadership development programs, enabling them to enhance their capabilities across technologies and further their professional growth. Additionally, we are regularly recognized as a best place to work by Great Place to Work Institute, Fortune, Forbes, Glassdoor, Military Times, and the Human Rights Foundation Best Places to Work for LGBTQ and more. Our culture and focus on Rackers’ development has resulted in a strong employee retention rate of over 87%.

Our Rackers are passionate about serving our communities as well. Rackspace Technology provides 24 hours of paid time for each Racker to volunteer, averaging a total of over 27,000 volunteer hours annually. The Rackspace Foundation, a Racker-funded nonprofit organization, has contributed over $5 million to date in support of education improvements in local schools.

Our Employees

As of May 31, 2020, we employed approximately 6,800 Rackers in 15 countries, including 4,400 Rackers in North America, 1,200 Rackers in EMEA, 1,100 in APJ and 100 Rackers in Australia and New Zealand. Of our North American Rackers, approximately 2,100 work from our corporate headquarters in San Antonio, Texas. As of May 31, 2020, approximately 20% of all Rackers were classified as work-from-home. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppages.

Intellectual Property

We rely on a combination of patent, copyright, trademark, service mark and trade secret laws in the U.S., the European Union, the U.K. and various countries in Asia and South America, along with contractual restrictions, to establish and protect our intellectual property and proprietary rights, including with respect to our data offerings and services. However, these laws and contractual restrictions provide only limited protection. For example, we do not have any patent rights related to our proprietary tools, technology, processes and systems, including Rackspace Fabric, and rely on confidentiality agreements to protect such proprietary rights.

We have trademarks registered or pending in the U.S., the European Union and various countries in Asia and South America for our name and certain words and phrases that we use in our business, and we rely on copyright laws and licenses to use and protect software and certain other elements of our proprietary technologies. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we actively monitor access to our proprietary technologies. In addition, we license third-party software, open source software and other technologies that are used in the provision of or incorporated into some elements of our services. Many parts of our business are significantly reliant on proprietary technology and/or licensed technology, including open source software.

We have patents issued as well as patent applications pending in the U.S. and the European Union, primarily related to our historical, legacy offerings such as OpenStack Public Cloud. We cannot assure you that any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow the scope of the claims sought. Our issued patents, and any future patents issued to us, may be challenged, invalidated or circumvented, may not provide sufficiently broad protection and may not prove to be enforceable in actions against alleged infringers.

Although we take steps to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies or services that are competitive with ours or that infringe on, misappropriate or otherwise violate our intellectual property and proprietary rights. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming and may not be successful, even when our rights have been infringed, misappropriated or otherwise violated. Our use of open source software, and participation in open source projects, may also limit our ability to assert certain of our intellectual property and proprietary rights against third parties, including competitors, who access or use software or technology that we have contributed to such open source projects.

Furthermore, effective patent, copyright, trademark and trade secret protection may not be available in every country in which our services are available, as the laws of some countries do not protect intellectual property and proprietary rights to as great an extent as the laws of the United States. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain and still evolving.

Companies in the software industry or non-practicing entities may own large numbers of patents, copyrights, trademarks and other intellectual property and proprietary rights, and these companies and entities may in the future request license agreements, threaten litigation or file suit against us based on allegations of infringement, misappropriation or other violations of their intellectual property and proprietary rights. Any significant impairment of, or third-party claim against, our intellectual property and proprietary rights could harm our business or our ability to compete.

See “Risk Factors—Risks Related to Our Business” for a more comprehensive description of risks related to our intellectual property and proprietary rights, including our use of open source software.

Seasonality

Our business is not materially affected by seasonal trends.

Properties

Office Space

We lease our corporate headquarters facility in Windcrest, Texas, which is in the San Antonio, Texas area and consists of a 1.2 million square foot facility located on 67 acres of land. We are currently using approximately 0.7 million square feet of office space. In addition to our corporate headquarters, we lease office locations throughout the U.S., Europe, the Asia Pacific Region, Mexico and other locations throughout the world. To retain operational flexibility, we are increasingly utilizing shorter-term shared office facilities rather than entering into traditional longer-term office leases.

Data Centers

As of December 31, 2019, we leased data centers located across the U.S., the U.K., Hong Kong, Australia and other locations throughout the world.

We believe that our existing office space and data center facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future to meet our anticipated needs.

Legal Proceedings

From time to time, we may be subject to various legal proceedings arising in the ordinary course of business. In addition, from time to time, third parties may bring intellectual property claims against us asserting that certain of our offerings, services and technologies infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of others. We are not a party to any litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material and adverse effect on our business, financial position or results of operations.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Kevin Jones	52	Director & Chief Executive Officer
Dustin Semach	39	Executive Vice President, Chief Financial Officer & Treasurer
Subroto Mukerji	59	Executive Vice President & Chief Operating Officer
Holly Windham	54	Executive Vice President, Chief Legal and People Officer & Corporate Secretary
Sandeep Bhargava	47	Managing Director, Asia Pacific and Japan
Martin Blackburn	53	Managing Director, EMEA
Amanda Samuels	49	Chief Communications and Marketing Officer
Matt Stoyka	47	Chief Solutions Officer
Tolga Tarhan	38	Chief Technology Officer
Stephen Mills	33	Senior Vice President & General Manager – Americas
Thomas Wolf	36	Senior Vice President, Global Sales Strategy & Operations
Susan Arthur	54	Director
Jeffrey Benjamin	58	Director
Timothy Campos	47	Director
Dhiren Fonseca	55	Director
Mitch Garber	55	Director
Darren Glatt	44	Director
Brian St. Jean	47	Director
David Sambur	40	Director (Chairman)
Aaron Sobel	34	Director

The following are brief biographies describing the backgrounds of the executive officers and directors of the Company.

Executive Officers

Kevin Jones has served as a Director and our Chief Executive Officer since April 2019. Prior to joining the Company, Mr. Jones served as Chief Executive Officer since October 2017 and Director since 2018 of MV Transportation, Inc., a passenger transportation contracting service. Mr. Jones served as Senior Vice President and General Manager of Americas at DXC Technology Company, a multinational end-to-end IT services and solutions company, from April 2017 until October 2017. He served as Senior Vice President and General Manager at Hewlett Packard Enterprise Company (“HPE”) from August 2014 until March 2017. He served as the Chief Customer and Sales Officer for Dell Services at Dell Inc. from 2011 until 2014, where he led go-to-market functions for applications, business process outsourcing, infrastructure services and cloud computing businesses. Before joining Dell, he spent 21 years at Hewlett Packard (“HP”) and Electronic Data Systems (“EDS”), where he held executive positions in both Europe and Asia. He has served as Executive Sponsor of three employee resource groups at HPE: the Black Employee Network, Young Employee Network and PRIDE. He also serves as a member of the board of directors for the North Texas Food Bank, the World Affairs Council of Dallas and Tech Titans. Mr. Jones holds a Bachelor’s degree from James Madison University and is a Certified Management Accountant. We believe Mr. Jones is qualified to serve as a member of our board of directors because of his experience building and leading our business, his insight into corporate matters as our Chief Executive Officer and his extensive leadership experience in the technology industry.

Dustin Semach has served as our Executive Vice President and Chief Financial Officer since July 2019. Mr. Semach has extensive experience in all aspects of corporate finance, including public and private equity and debt markets, along with strategic investments, acquisitions, divestitures and mergers. From February 2017 until he joined the Company, Mr. Semach served as Vice President—Global FP&A at DXC Technology Company and from January 2013 until February 2017, Mr. Semach held a number of finance leadership roles at Computer Sciences Corporation (CSC), including Director, Corporate Financial Planning and Analysis from November 2014 to February 2017. Mr. Semach holds an MBA from Northeastern University and a Bachelor’s degree from Clemson University.

Subroto Mukerji has served as our Executive Vice President and Chief Operating Officer since July 2019. From April 2017 until he joined the Company, Mr. Mukerji served as Vice President and General Manager at DXC Technology Company. Prior to that, he held a number of global leadership roles including Vice President and General Manager at HPE from January 2015 to March 2017 and Vice President at HP from 2006 to 2014. Mr. Mukerji earned his Master of Management Studies in 1982 from Birla Institute of Technology and Science in Pilani Rajasthan, India.

Holly Windham has served as our Executive Vice President, Chief Legal Officer, Chief Ethics and Compliance Officer and Corporate Secretary since April 2017 and Chief People Officer since October 2019. Before joining the Company, from September 2016 to March 2017, Ms. Windham worked for Axiom Global, where she led a team to help Google Cloud develop its offerings. From September 1997 to October 2015, Ms. Windham served in a number of different legal roles at HP, including Deputy General Counsel leading legal support for several HP businesses, including its cloud and software units. She began her legal career with Gibson Dunn & Crutcher in 1991, based out of its Dallas office but with extended assignments in New York City and Honolulu, working closely with client companies on their financial reorganizations. She graduated summa cum laude with a Bachelor’s degree in sociology from Southwestern Oklahoma State University and a JD from Pepperdine University School of Law. In addition, Ms. Windham serves as the chair of the board of directors of the Internet Association.

Sandeep Bhargava has served as our Managing Director, Asia Pacific and Japan since September 2019. Mr. Bhargava served as General Manager, Healthcare and Lifesciences business, ASEAN at DXC Technology from December 2017 to May 2018, and as Managing Director from April 2017 to November 2017. Mr. Bhargava’s tenure with HP included roles as Director, Graphics Solutions Business, Asia Pacific Japan since June 2018, General Manager, Enterprise Services, South East Asia, Taiwan from February 2015 to March 2017, Senior Director, Infrastructure Outsourcing, Asia from October 2010 to January 2015, and various management positions from November 2003 to November 2009. Mr. Bhargava holds an MBA in marketing and marketing management from the Indian Institute of Management and earned a degree in electronics and communication from the Delhi College of Engineering.

Martin Blackburn has served as our Managing Director, EMEA since January 2020. From December 2016 until he joined the Company, Mr. Blackburn served as an Operating Partner of Marlin Equity Partners. Mr. Blackburn brings expertise in outsourcing, service delivery and business transformation through his experience as General Manager of Global Technology Services, UKI with IBM from February 2011 to January 2017, Chief Operating Officer Europe with HP / EDS from January 2008 to February 2011, and Chief Executive Officer, Global Outsourcing Services with Logica from March 1997 to January 2008. In addition, Mr. Blackburn serves as Non-Executive Chairman on the board of Innovation Group Western Europe and as Non-Executive Director on the board of sales-i.

Amanda Samuels has served as our Chief Communications and Marketing Officer since August 2019. Ms. Samuels brings more than 20 years of corporate and consulting experience in marketing and communications. From May 2018 until she joined the Company, Ms. Samuels served as Principal at Strategy Muse. Prior to that time, she served as Chief Communications Officer at the Kellogg School of Management from March 2013 to January 2018 and Managing Director of Internal Communications at United Airlines from September 2009 to August 2011. Ms. Samuels also has over ten years of consulting experience with Gagen MacDonald, a strategy execution firm that specializes in employee engagement, culture change and leadership development. Ms. Samuels is a graduate of the Michigan State University.

Matthew Stoyka has served as our Chief Solutions Officer since August 2019 after his tenure as Senior Vice President & General Manager of Application Services. Mr. Stoyka has 20 years of leadership in regional and global businesses with extensive experience in starting, growing and selling technology services. Prior to joining the Company in May 2018, Mr. Stoyka founded and was the CEO of RelationEdge, a Salesforce Platinum partner, and led the sale of RelationEdge to the Company. Prior to founding RelationEdge in 2013, Mr. Stoyka was Executive Vice President, Sales & Technical Operations at CenterBeam and Vice President, Operations for Network Insight. He also serves on the board of directors of Big Brothers Big Sisters of San Diego County. Mr. Stoyka holds an MBA in international business and supply chain management from the University of San Diego, which included study at City University in Hong Kong, and a degree in manufacturing systems engineering from Kettering University.

Tolga Tarhan was promoted in June 2020 to our Chief Technology Officer after having served as our Senior Vice President & General Manager, AWS Services since November 2019 when we acquired Onica. A software engineer and entrepreneur by trade, Mr. Tarhan has over eighteen years of successive experience in executive roles including as Chief Technology Officer at Onica from December 2017 until November 2019, Chief Executive Officer of Sturdy Networks, LLC from January 2013 to December 2017, Chief Executive Officer at NetBrains, Inc. from September 2009 to December 2017 and Vice President of Technology at DelTel, Inc. from October 2002 to September 2009. Mr. Tarhan holds an MBA in business administration and management from the George L. Graziadio School of Business and Management at Pepperdine University.

Stephen Mills was promoted in May 2020 to our Senior Vice President & General Manager – Americas after having served as Vice President, US Commercial since April 2019, Senior Director of Sales from December 2017 until March 2019, Sales Director from October 2015 to December 2017, and Senior Manager – Commercial Sales from May 2014 to October 2015. Steve joined the Company in 2006 as an intern and has held a number of leadership roles within the Company, spanning across IT, Supply Chain and Sales and has led multiple teams and implemented growth strategies through enterprise, mid-market and commercial segments including channel sales, demand generation, and inside sales functions.

Thomas Wolf has served as our Senior Vice President, Global Sales Strategy and Operations since December 2019. From January 2017 until joining the Company, Mr. Wolf held a number of positions at Trintech, including Vice President of Global Strategic Operations where he led sales operations and enablement and strategy, and Vice President of Sales Operations. Mr. Wolf spent the majority of his career at CSC where he served as Director, Global Sales Operations from July 2014 to January 2017, and in sales and operations management positions from June 2009 to June 2014. Prior to joining CSC, he worked in various consulting positions across Italy and Austria. Mr. Wolf received his Master of Social and Economic Sciences from Vienna University of Economics and Business Administration.

Non-Employee Directors

Susan Arthur became a member of our board of directors in April 2020. Ms. Arthur currently serves as the Chief Operating Officer of OptumInsight, a health services innovation company. Prior to joining OptumInsight in September 2019, Ms. Arthur served in a number of leadership roles at technology service companies, including as Group President at NTT Data from March 2018 to September 2019, Vice President and General Manager at DXC Technology from April 2017 to March 2018, Vice President and General Manager—Regulated Industries at Hewlett Packard Enterprise from November 2015 to March 2017, and a number of Vice President and General Manager positions at HP from 2008 until October 2015. We believe that Ms. Arthur is qualified to serve as a member of our board of directors because of her extensive leadership experience in the technology services industry.

Jeffrey Benjamin became a member of our board of directors in November 2016. Mr. Benjamin has 25 years of investment banking, investment management and directorial board experience. He has been a senior advisor to Cyrus Capital Partners since June 2008. He serves as Chairman of the board of A-Mark Precious Metals and as a member of the board of American Airlines. In addition, Mr. Benjamin also serves on the following private company boards: a parent company of Shutterfly, Hexion, Involta LLC, ImOn Communications LLC and NRG Radio. Mr. Benjamin served on the board of directors of Chemtura Corporation from 2012 to 2017, Caesars Entertainment from 2008 to 2017 and Exco Resources from 2007 to 2016. He holds both an M.S. in management from the Sloan School of Management at MIT and a Bachelor’s degree from Tufts University. We believe that Mr. Benjamin is qualified to serve as member of our board of directors because of his extensive investment management and financial services experience and because of his experience serving on the boards of multiple companies.

Timothy Campos became a member of our board of directors in December 2016. Since December 2016, Mr. Campos has been the CEO of Woven—an enterprise software company applying machine learning and natural language processing to workforce productivity. Before founding Woven and from August 2010 until November 2016, Mr. Campos served as Vice President and Chief Information Officer for Facebook. Prior to Facebook, Mr. Campos was Chief Information Officer for KLA-Tencor. He has deep expertise in enterprise software development, large scale distributed systems and data services and analytics. Mr. Campos sits on the board of directors for Viavi Solutions, Inc. as well as at the Haas School of Business at the University of California at Berkeley. Mr. Campos has an MBA from both Columbia University and the University of California at Berkeley and a degree in electrical engineering and computer science also from the University of California at Berkeley. We believe that Mr. Campos is qualified to serve as member of our board of directors because of his extensive experience and expertise in the enterprise software and technology industry.

Dhiren Fonseca became a member of our board of directors in December 2016. Mr. Fonseca is an Advisor at the private equity partnership Certares, LP since April 2014 and previously served as Chief Commercial Officer for Expedia, Inc., an online travel company, from 2012 until April 2014. Prior to his role as Chief Commercial Officer, he served as Expedia’s Co-President, Partner Services Group, as Senior Vice President, Corporate Development and Strategy, and as Vice President, Corporate Development Strategy. Prior to Expedia, Mr. Fonseca was a longtime employee of Microsoft Corporation, a provider of software, services and solutions, and a member of the management team responsible for creating Expedia.com in 1996, while still part of Microsoft Corporation. Mr. Fonseca serves on the board of directors of Alaska Air Group, Diamond Resorts, Redbox and RentPath, Inc., a digital marketing company, and previously served on the board of directors of Caesars Acquisition Company and HotelTonight. We believe that Mr. Fonseca is qualified to serve as member of our board of directors because of his experience as a company executive and because of his experience serving on the boards of multiple companies.

Mitch Garber became a member of our board of directors in November 2016. Mr. Garber is currently chairman of the board of directors of Invest in Canada, the Canadian government federal agency responsible for foreign direct investment in Canada. He is also currently a co-investor and chairman of the board of directors of Cirque du Soleil, co-investor and a member of the board of directors of both French fashion house Lanvin and a parent company of Shutterfly, and is a minority owner of the NHL Seattle hockey team controlled by David Bonderman. From 2013 until 2017, Mr. Garber was the CEO of Caesars Acquisition Company and, under his leadership, built an Israeli based mobile games business which was sold in 2016 to a Chinese consortium including Giant Interactive and Jack Ma for approximately $4.4 billion. He sits on the board and leads a number of philanthropic activities in Canada and Israel. He has a Bachelor’s degree from McGill University, a JD and honorary doctorate from the University of Ottawa and was awarded the Order of Canada in 2019. We believe that Mr. Garber is qualified to serve as member of our board of directors because of his experience in building and leading businesses and because of his experience serving on the boards of multiple companies.

Darren Glatt became a member of our board of directors in November 2016. Mr. Glatt is a Partner and Co-Head of Infrastructure Investing at Searchlight Capital Partners. Prior to joining Searchlight in 2013, Mr. Glatt worked as a Partner in the Private Equity Group at Apollo Management, L.P., where he focused on both equity and credit investing in a range of industries that included Technology, Media & Telecommunications, Consumer, Leisure and Shipping, among others. Mr. Glatt also held positions at Apax Partners and The Cypress Group. He started his career at Bear Stearns in 1998 in New York. Mr. Glatt is currently a member of the board of directors of Bezeq, B Communications Ltd. and PatientPoint, and formerly a member of the board of directors of Charter Communications, MediaMath, Ocean Outdoor, 160over90, PlayPower, Veritable Maritime and Core Media. Mr. Glatt received a Bachelor’s degree from The George Washington University and an MBA from Harvard Business School. We believe that Mr. Glatt is qualified to serve as member of our board of directors because of his extensive financial services experience and because of his experience serving on the boards of multiple companies.

Brian St. Jean became a member of our board of directors in November 2017. Mr. St. Jean is a Partner at ABRY Partners II, LLC having joined in 2005. Mr. St. Jean has experience in financing, analyzing, investing in and/or advising public and private companies and his areas of focus have included data centers, software, cybersecurity, business services and human capital management. He has also served, and is currently serving, on the board of directors of several private companies. Prior to joining ABRY, Mr. St. Jean was a manager in PricewaterhouseCoopers’ mergers and acquisitions group focusing on the entertainment, media and telecommunications industries. He is a graduate of the University of Rhode Island with high distinction and received a Bachelor’s degree in Business Administration. We believe that Mr. St. Jean is qualified to serve as member of our board of directors because of his extensive financial services experience and because of his experience serving on the boards of multiple companies.

David Sambur became a member of our board of directors in November 2016 and is the chairman of our board of directors. Mr. Sambur is a Co-Lead Partner of Apollo Global Management, Inc. having joined in 2004. Mr. Sambur has experience in financing, analyzing, investing in and/or advising public and private companies and their board of directors. Prior to joining Apollo, Mr. Sambur was a member of the Leveraged Finance Group of Salomon Smith Barney Inc. Mr. Sambur currently serves on the board of directors of Sherwood Holdings I, Inc. (parent of Shutterfly), Nugs.net Enterprises, Inc., PlayAGS, Inc., Camaro Parent, LLC (parent of CareerBuilder), Aspen Holdco, LLC (parent of Coinstar, LLC), Constellation Club Holdings, Inc. (parent of ClubCorp), Dakota Holdings, Inc. (parent of Diamond Resorts International, Inc.), EcoATM Parent, LLC, Gamenet Group S.p.A, Redwood Holdco, LLC (parent of Redbox Automated Retail LLC), Mood Media Corporation, Terrier Media Holdings, Inc. (d/b/a Cox Media Group) and Terrier Gamut Holdings, Inc. Mr. Sambur also served on the boards of Caesars Entertainment Corporation from November 2010 to April 2019, Hexion Holdings LLC from 2010 to 2016, MPM Holdings Inc. from 2014 to 2016 and Verso Corporation from 2008 to 2016. Mr. Sambur graduated summa cum laude and Phi Beta Kappa from Emory University with a Bachelor’s degree in economics. We believe that Mr. Sambur is qualified to serve as member of our board of directors because of his extensive financial services experience and because of his experience serving on the boards of multiple companies.

Aaron Sobel became a member of our board of directors in November 2016. Mr. Sobel is a Principal of Apollo Global Management, Inc. having joined in 2011. Mr. Sobel has experience in financing, analyzing, investing in and/or advising public and private companies and their board of directors. Prior to joining Apollo, Mr. Sobel was a member of the Financial Sponsors Group in the Investment Banking Division at Goldman Sachs & Co. Mr. Sobel currently serves on the board of directors of AP NMT JV Newco (Endemol Shine Group) B.V., Terrier Media Holdings, Inc. (d/b/a Cox Media Group) and Terrier Gamut Holdings, Inc. Mr. Sobel graduated with Highest Honors from the Stephen M. Ross School of Business at the University of Michigan with a Bachelor’s degree in business administration. We believe that Mr. Sobel is qualified to serve as member of our board of directors because of his extensive financial services experience and because of his experience serving on the boards of multiple companies.

Family Relationships

There are no family relationships among our directors and executive officers.

Controlled Company

We have applied to list our common stock on Nasdaq. As the Apollo Funds will continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a “controlled company” for the purposes of Nasdaq’s rules and corporate governance standards. As a “controlled company,” we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements, including (1) those that would otherwise require our board of directors to have a majority of independent directors, (2) those that would require that we establish a compensation committee composed entirely of independent directors and (3) those that would require we have a nominating and corporate governance committee comprised entirely of independent directors or otherwise ensure that the nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors pursuant to a formal resolution addressing the nominations process and such related matters as may be required under the federal securities laws. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares of common stock continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Director Independence

While we are a “controlled company” we are not required to have a majority of independent directors. As allowed under the applicable rules and regulations of the SEC and Nasdaq, we intend to phase in compliance with the heightened independence requirements prior to the end of the one-year transition period after we cease to be a “controlled company.” Upon consummation of this offering, we expect our independent directors, as such term is defined by the applicable rules and regulations of Nasdaq, will be Ms. Arthur, Mr. Benjamin, Mr. Campos, Mr. Fonseca and Mr. Garber.

Board Composition

Upon the consummation of this offering, our board of directors will consist of 10 members. We intend to avail ourselves of the “controlled company” exception under the Nasdaq rules, which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. We will be required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors.

If at any time we cease to be a “controlled company” under the Nasdaq rules, the board of directors will take all action necessary to comply with the applicable Nasdaq rules, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Upon the consummation of this offering, our board of directors will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Upon consummation of this offering:

•	Ms. Arthur, Mr. Benjamin and Mr. Sobel will be Class I directors, whose initial terms will expire at the fiscal 2021 annual meeting of stockholders;

•	Mr. Campos, Mr. Fonseca and Mr. Garber will be Class II directors, whose initial terms will expire at the fiscal 2022 annual meeting of stockholders; and

•	Mr. Glatt, Mr. Jones, Mr. St. Jean and Mr. Sambur will be Class III directors, whose initial terms will expire at the fiscal 2023 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control. At each annual meeting, our stockholders will elect the successors to one class of our directors.

The authorized number of directors may be increased or decreased by our board of directors in accordance with our certificate of incorporation. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes, except that if Apollo and its affiliates, including the Apollo Funds, beneficially own at least 5% of our issued and outstanding common stock and there is at least one member of our board of directors who is an Apollo Board Nominee, then at least one director that is an Apollo Board Nominee must be present for there to be a quorum unless each Apollo Board Nominee waives his or her right to be included in the quorum at such meeting.

The Apollo Funds have the right, at any time until Apollo and its affiliates, including the Apollo Funds, no longer beneficially own at least 5% of the voting power of our outstanding common stock, to nominate a number of directors (the “Apollo Board Nominees”) comprising a percentage of our board of directors in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number). As long as Searchlight Capital II, L.P. and Searchlight Capital II PV, L.P. (together with Searchlight Capital II, L.P., “Searchlight”) and their affiliates continue to hold at least 6,000,000 shares of our common stock (subject to any equitable adjustments), which is an amount equal to 50% of the shares of our common stock Searchlight originally received in connection with the Rackspace Acquisition (after giving effect to the Stock Split), Searchlight will have the right to (a) nominate one director to our board of directors (the “Searchlight Board Nominee”) and (b) designate one director to the boards of directors of certain of our subsidiaries so long as Apollo and its affiliates (including the Apollo Funds) appoint any director to such company’s board of directors (or similar body). In addition, as long as affiliates of ABRY Partners, LLC (“ABRY”) continue to hold at least 11,122,514 shares of our common stock (subject to any equitable adjustments), which is an amount equal to 50% of the shares of our common stock that affiliates of ABRY held at the closing of the acquisition of Datapipe (after giving effect to the Stock Split), ABRY Partners VIII, L.P., an affiliate of ABRY (“ABRY VIII”), will have the right to nominate one director to our board of directors (the “ABRY Board Nominee”).

As of the date of this prospectus, Mr. Benjamin, Mr. Campos, Mr. Fonseca, Mr. Garber, Mr. Sambur and Mr. Sobel are the Apollo Board Nominees, Mr. Glatt is the Searchlight Board Nominee and Mr. St. Jean is the ABRY Board Nominee.

Board Committees

Following the consummation of this offering, the board committees will include an executive committee, an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee of our board will consist of at least two directors, and for so long as Apollo and its affiliates, including the Apollo Funds, beneficially own at least 5% of the voting power of our outstanding common stock, each committee of our board of directors, other than the audit committee, will include at least one Apollo Board Nominee, subject to compliance with applicable law and the rules and regulations of Nasdaq.

Executive Committee

Following the consummation of this offering, our executive committee will consist of Mr. Sambur (Chair), Mr. Jones and Mr. Sobel. Subject to certain exceptions, the executive committee generally may exercise all of the powers of the board of directors when the board of directors is not in session. The executive committee serves at the pleasure of our board of directors. This committee and any of its members may continue or be changed once the Apollo Funds no longer own a controlling interest in us.

Audit Committee

Following the consummation of this offering, our audit committee will consist of Mr. Benjamin (Chair), Ms. Arthur and Mr. Fonseca. Under applicable SEC and Nasdaq rules and regulations, we are entitled to phase in an independent audit committee. We are required to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, we are required to have an audit committee comprised entirely of independent directors. Our board of directors has determined that Mr. Benjamin qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that each of Mr. Benjamin, Ms. Arthur and Mr. Fonseca is independent as independence is defined in Rule 10A-3 of the Exchange Act and under Nasdaq’s listing standards. The principal duties and responsibilities of our audit committee will be as follows:

•	to prepare the annual audit committee report to be included in our annual proxy statement;

•	to oversee and monitor our accounting and financial reporting processes;

•	to oversee and monitor the integrity of our financial statements and internal control system;

•	to oversee and monitor the independence, retention, performance and compensation of our independent registered public accounting firm;

•	to oversee and monitor the performance, appointment and retention of our internal audit department;

•	to discuss, oversee and monitor policies with respect to risk assessment and risk management; and

•	to oversee and monitor our compliance with legal and regulatory matters.

The audit committee will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees.

Compensation Committee

Following the consummation of this offering, our compensation committee will consist of Mr. Sambur (Chair), Mr. Glatt and Mr. Sobel. The principal duties and responsibilities of the compensation committee will be as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and programs;

•

to review and approve the compensation of our chief executive officer, other executive officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans, equity-based compensation plans and pension plans;

•	to administer incentive compensation and equity-related plans and pension plans;

•	to review and make recommendations to the board of directors with respect to the financial and other performance targets that must be met; and

•	to prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents.

We intend to avail ourselves of the “controlled company” exception under the Nasdaq rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Nominating and Corporate Governance Committee

Following the consummation of this offering, our nominating and corporate governance committee will consist of Mr. Sambur (Chair), Mr. Garber and Mr. Sobel. The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•	to identify candidates qualified to become directors of the Company, consistent with criteria approved by our board of directors;

•

to recommend to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the board;

•	to recommend to our board of directors candidates to fill vacancies and newly created directorships on the board of directors;

•	to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

•	to set and review the compensation of the non-executive members of the board of directors;

•	to develop and recommend to our board of directors guidelines setting forth corporate governance principles applicable to the Company; and

•	to oversee the evaluation of our board of directors.

We intend to avail ourselves of the “controlled company” exception under the Nasdaq rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Code of Conduct

Our board of directors has adopted a code of conduct that applies to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The code of conduct contains general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller or persons performing similar functions, and our directors, on our website at https://www.rackspace.com. Following the consummation of this offering, the code of conduct will be available on our website.

Board Leadership Structure and Board’s Role in Risk Oversight

The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of its risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Following the completion of this offering, the compensation committee of the board of directors will be responsible for overseeing the management of risks relating to employee compensation plans and arrangements and the audit committee of the board of directors will oversee the management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

EXECUTIVE COMPENSATION

The following discussion describes our process of determining the compensation and benefits provided to our “named executive officers” (“NEOs”) in fiscal year 2019.

Our NEOs for fiscal year 2019 are:

•	Kevin Jones, Chief Executive Officer (“CEO”) commencing April 24, 2019;

•	Dustin Semach, Executive Vice President and Chief Financial Officer (“CFO”) of Rackspace US, Inc. (“Rackspace US”) commencing July 22, 2019;

•	Subroto Mukerji, Executive Vice President and Chief Operating Officer of Rackspace US commencing July 1, 2019;

•	Joseph Eazor, former CEO through April 24, 2019;

•	Louis Alterman, former CFO of Rackspace US through July 22, 2019;

•	Sid Nair, former Executive Vice President and General Manager, Americas of Rackspace US commencing July 29, 2019 through May 29, 2020;

•	Vikas Gurugunti, former Executive Vice President and General Manager, Rackspace US Solutions and Services of Rackspace US commencing August 12, 2019 through March 29, 2020; and

•	Sandy Hogan, former Executive Vice President and Americas Managing Director of Rackspace US through August 16, 2019.

In compliance with SEC rules, the information described herein is largely historical but we expect to adopt a public company compensation structure for our executive officers following the completion of this offering. Our executive compensation program has historically been determined by the Executive Committee of the board of directors (the “Executive Committee”), whose members were David Sambur and Aaron Sobel, two designees of the Apollo Funds. We expect that the compensation committee of our board of directors (the “Compensation Committee”) will work with our board of directors and management to develop and maintain a compensation framework following this offering that is appropriate and competitive for a public company, and will establish compensation objectives and programs that are appropriate for executive officers of a public company.

We implemented a series of changes to our management team in 2019, including hiring a new CEO in April 2019 and a new CFO in July 2019. We believe Messrs. Jones and Semach and other additions to our management team have the skills and experience necessary to successfully carry the Company forward as a public company.

Executive Compensation Program

Compensation Philosophy and Objectives

The Company’s executive compensation programs are guided by the following principles, which make up our executive compensation philosophy:

•	Pay for Performance. Compensation opportunities are designed to align executives’ pay with the Company’s performance and are focused on producing sustainable long-term growth.

•

Attract and Retain Talented Management Team.     We compete for talent with other companies of similar size in our market. In order to attract and retain executives with the experience necessary to achieve our business goals, compensation must be competitive and appropriately balanced between fixed compensation and at-risk compensation.

•

Align Interests with Interests of Stockholders.     We believe that management should have a significant financial stake in the Company to align their interests with those of the stockholders and to encourage the creation of long-term value. Therefore, equity awards make up a substantial component of executive compensation.

Our executive compensation program has three key elements, which are designed to give effect to our guiding principles: base salary, annual cash incentive compensation and long-term equity compensation.

Prior to this offering, we have balanced our executive compensation program toward equity compensation that promoted direct ownership in the business, alignment of the interests of management with our equityholders and a focus on long-term success. We have also ensured that the base salary and target annual incentive level of each NEO is competitive in order to appropriately retain and reward the NEOs for their ongoing service and achievements.

We believe that the design of our executive compensation program and our compensation practices support our compensation philosophy. We expect that, following this offering, our Compensation Committee will evaluate our compensation philosophy to determine whether it should be adjusted to take into account our status as a publicly traded company, as well as each of the elements of our compensation program, and may make changes as it deems appropriate.

Role of the Executive Committee in the Compensation Process

Our Executive Committee has historically established and overseen compensation for our executive, managerial and other personnel that is competitive and rewarding to the degree that it will attract, hold and inspire performance of a quality and nature that will enhance our growth and value. Among other responsibilities, the Executive Committee has historically (1) established, implemented and overseen the administration of our compensation philosophies, (2) reviewed and approved the design and payout formula used for the allocation of annual bonus payments to our NEOs, subject to the approved bonus budgets, and (3) approved salary adjustments, subject to the approved annual salary budgets.

Following this offering, our Compensation Committee will be responsible for making all determinations with respect to our executive compensation programs and the compensation of our NEOs.

Role of Executive Officers in the Compensation Process

In making determinations with respect to executive compensation for executive officers, in 2019 the Executive Committee considered input from the then-current CEO. Our CEO provides insight to the Executive Committee on specific decisions and recommendations related to the compensation of the executive officers other than our CEO. The Executive Committee believes that the input of our CEO with respect to the assessment of individual performance, succession planning and retention is a key component of the process.

Role of Compensation Consultants in the Compensation Process

In connection with this offering, we engaged Meridian Compensation Partners LLC (“Meridian”) to perform an analysis of our executive compensation programs and to provide recommendations with respect to any changes that should be made to our executive compensation programs following this offering. Meridian was engaged by the Company and not by our Executive Committee. Meridian does not provide any services to the Company other than those it has been engaged to provide in connection with this offering.

Compensation Program

The Company’s total direct compensation program consists of three main elements: base salary, annual cash incentives and equity-based long-term incentives. A significant majority of our NEOs’ total direct compensation is performance-based and at risk. The Company also provides various benefit and retirement programs, as well as relocation packages. The table below provides an overview of the elements of the Company’s executive compensation program, a brief description of each compensation element and the reason for inclusion in the executive compensation program.

Compensation Element	Brief Description	Objectives
Base Salary	Fixed compensation	Provide a competitive, fixed level of cash compensation to attract and retain the most talented and skilled executives

Annual Incentive Plan	Variable cash compensation earned based on achieving pre-established annual goals	Motivate and reward executives to achieve or exceed the Company’s current-year goals

Equity Awards	Non-qualified stock option and restricted stock unit awards made to senior leaders. A significant portion of these awards are tied to performance metrics	Align performance of our key talent with the Company’s stockholders

Perquisites and Generally Available Benefit Programs	401(k) plan, relocation packages, commuting expenses, home sale assistance (in the case of Mr. Nair) and other generally available benefits	Provide benefits we believe are necessary for competitive compensation packages

Our executive compensation program also provides for cash severance payments and benefits tied to provisions within each NEO’s employment agreement, and accelerated vesting of equity awards in the event of certain terminations of employment, including following a change in ownership of our business.

The following discussion provides further details on our executive compensation program.

Base Salaries

Base salaries provide a fixed amount of cash compensation on which our NEOs can rely. Base salary levels are determined taking into consideration all elements of compensation as a whole, and based on individual position, experience and competitive market-based salaries for similar positions. As of December 31, 2019, the annual base salaries for our NEOs were as follows:

Executive	Annual Base Salary ($)
Kevin Jones, CEO	825,000
Dustin Semach, Executive Vice President and CFO	485,000
Subroto Mukerji, Executive Vice President and Chief Operating Officer	460,000
Sid Nair, Former Executive Vice President and General Manager, Americas	650,000
Vikas Gurugunti, Former Executive Vice President and General Manager, Rackspace Solutions and Services	450,000

As described above, Mr. Eazor terminated his employment with us on April 22, 2019. Mr. Alterman terminated his role as CFO on July 22, 2019 when he became advisor to the CEO, and he terminated his employment with us on August 30, 2019. Ms. Hogan terminated her employment with us on August 16, 2019. Prior to termination, Mr. Eazor’s annual base salary was $825,000, Mr. Alterman’s annual base salary was $550,000 and Ms. Hogan’s annual base salary was $465,000.

2019 Annual Cash Incentive Plan

The second component of executive officer compensation is an annual cash incentive based on Company performance. Tying a portion of total compensation to annual company performance permits us to adjust the performance metrics each year to reflect changing objectives and those that may be of special importance for a particular year. Through the 2019 Annual Cash Incentive Plan, we seek to provide an appropriate amount of short-term cash compensation that is at risk and tied to the achievement of certain short-term performance goals. The target annual incentive as a percentage of base salary was initially specified in each NEO’s employment agreement.

The 2019 Annual Cash Incentive Plan is based on achievement of Adjusted EBITDA, revenue and net debt targets. The individual bonuses granted under the 2019 Annual Cash Incentive Plan are not determined based on discretionary performance.

For 2019, the target bonus opportunities for our NEOs were as follows:

Executive	Percentage of Base Salary (%)
Kevin Jones(1), CEO	125
Dustin Semach, Executive Vice President and CFO	75
Subroto Mukerji, Executive Vice President and Chief Operating Officer	80
Sid Nair, Former Executive Vice President and General Manager, Americas	90
Vikas Gurugunti, Former Executive Vice President and General Manager, Rackspace Solutions and Services	80

(1)

Pursuant to his employment agreement, Mr. Jones’s 2019 annual bonus of $1,031,250 was a prorated portion of the target amount based on his start date, irrespective of performance. The Company determined not to prorate his annual bonus based on his start date due to Mr. Jones’s performance exceeding expectations.

Prior to their termination of employment, Mr. Eazor had an annual target bonus set forth in his employment agreement with Rackspace US of $1,031,250 (125% of base salary), Mr. Alterman had an annual target bonus set forth in his employment agreement with Rackspace US of $495,500 (90% of base salary), and Ms. Hogan had an annual target bonus set forth in her employment agreement with Rackspace US of $372,000 (80% of base salary).

The metrics utilized for the 2019 Annual Cash Incentive Plan, and their respective weightings, are set forth below.

Performance Metric	Weighting (%)	Performance Target ($) (In millions)	Actual Performance ($) (In millions)	Bonus Payout Percentage (%)	Overall Weighted Payout of Target Bonus (%)
Adjusted Revenue	25	2,479	2,426	80	20
Adjusted EBITDA	55	720	750	110	61
Adjusted Net Debt	20	3,713	3,695	99	20
Total					100

Adjusted EBITDA

For purposes of our incentive plans, Adjusted EBITDA is defined as net income (loss), plus interest expense, income taxes, depreciation and amortization, further adjusted to exclude the impact of non-cash charges for share-based compensation and cash charges related to the settlement of our Predecessor’s equity plan, transaction-related costs and adjustments, restructuring and transformation charges, management fees, certain other non-operating, non-recurring or non-core gains and losses, the impact of changes in foreign exchange rates, and presented under prior accounting standards for revenue and lease accounting.

The following table summarizes the calculation of bonuses for fiscal year 2019 paid to each of the NEOs.

Executive	Base Salary ($)	Bonus Target (%)	Bonus Target ($)	Actual Bonus Paid for Fiscal 2019 ($)
Kevin Jones, CEO	825,000	125	1,031,250	1,031,250	(a)
Dustin Semach, Executive Vice President and CFO	485,000	75	363,750	162,442
Subroto Mukerji, Executive Vice President and Chief Operating Officer	460,000	80	368,000	277,260	(b)
Joseph Eazor, Former CEO	825,000	125	585,000	—
Louis Alterman(c), Former CFO	550,000	90	495,000	484,829
Sid Nair, Former Executive Vice President and General Manager, Americas	650,000	90	585,000	585,000	(d)
Vikas Gurugunti, Former Executive Vice President and General Manager, Rackspace Solutions and Services	450,000	80	360,000	140,055
Sandy Hogan, Former Executive Vice President and Americas Managing Director of Rackspace	465,000	80	372,000	—

(a)

Pursuant to his employment agreement, Mr. Jones’s 2019 annual bonus of $1,031,250 was a prorated portion of the target amount based on his start date, irrespective of performance. The Company determined not to prorate his annual bonus based on his start date due to Mr. Jones’s performance exceeding expectations.

(b)	Under the terms of his employment agreement, Mr. Mukerji’s 2019 annual bonus was based on a hypothetical employment date of April 1, 2019, resulting in an additional three months of proration.
(c)	As of June 15, 2019, Mr. Alterman’s employment agreement was amended to increase his annual base salary from $525,000 to $550,000. Prior to such salary increase, his target annual bonus was $472,500.
(d)	Under the terms of Mr. Nair’s employment agreement, his annual bonus was not reduced to a pro rata amount as of his start date of July 29, 2019.

Jones Sign-On Bonus

In connection with his commencement of employment with us, Mr. Jones received a sign-on bonus of $10 million, paid out semi-annually in four equal installments of $2.5 million over an 18-month period; provided, that, if Mr. Jones voluntarily resigns without good reason (as defined in his employment agreement), he is not entitled to payment of any additional installments of the sign-on bonus.

Nair Sign-On Bonus

In connection with his commencement of employment with us, Mr. Nair received a sign-on bonus of $1,037,500 paid within 30 days of the start of employment and an additional bonus equal to

$1,500,000 paid out in three equal installments of $500,000 with the first installment paid on August 16, 2019, the second and third installments paid on the second payroll date in April 2020 and the second payroll date in January 2021, respectively; provided, that, if Mr. Nair resigns without good reason or is terminated for cause (as defined in his employment agreement) within one year of commencing employment, he is required to repay to the Company any portion of the sign-on bonus paid within such one-year period.

Gurugunti Sign-On Bonus

In connection with his commencement of employment with us, Mr. Gurugunti received a sign-on bonus of $40,000 paid on the first reasonable payroll date following commencement of employment; provided, that, if Mr. Gurugunti resigns without good reason or is terminated for cause prior to the one-year anniversary of commencing employment, he is required to repay to the Company any portion of the sign-on bonus paid within such one-year period.

Equity Program

We established the Rackspace Technology, Inc. Equity Incentive Plan (the “2017 Incentive Plan”) in fiscal year 2017 as a platform to grant equity awards to our key employees, including our NEOs. The 2017 Incentive Plan was designed to align the interests of our most senior leaders with those of the Company’s stockholders.

For our NEOs, we have historically granted awards of options to acquire common stock of the Company, with a per share exercise price not less than the fair market value of a share of the Company’s common stock as of the date of the grant. For NEOs other than our CEO, one-third of each of the NEO’s option awards vest in equal annual installments over a five-year period (subject to accelerated vesting upon the six-month anniversary of a “change in control” or an earlier qualifying termination following such “change in control”) based on continued service. The remaining two-thirds of the options vest upon any date on which the Apollo Funds receive cash consideration for shares in respect of their invested capital, or, following an initial public offering of shares of our common stock, any date the Apollo Funds hold shares of our common stock that are listed on a national securities exchange, such shares are not subject to any lock-up restrictions and the Company is eligible to file an S-3 registration statement (“marketable securities”), if the Apollo Funds achieve pre-established performance targets based on a multiple of their invested capital, or MOIC (the “performance tranche”). MOIC is determined by dividing (a) the total cash consideration received by the Apollo Funds on or prior to any measurement date (whether by sale proceeds or distributions) plus the value of any marketable securities as of such date, by (b) their invested capital as of such measurement date. If, upon a change in control, the Apollo Funds receive any non-cash consideration, then the measurement date will include such change in control and the Apollo Funds may either treat such non-cash consideration as cash consideration (and any portion of the performance tranche that does not vest will be forfeited) or, if the Apollo Funds do not elect to treat such non-cash consideration in that manner, the performance tranche will remain outstanding and eligible to vest on a later measurement date following such change in control. Fifty percent (50%) of the performance tranche is scheduled to vest on a measurement date if the Apollo Funds have achieved a MOIC of 1.75, and 50% of the performance tranche is scheduled to vest on a measurement date if the Apollo Funds have achieved a MOIC of 2.25, with prorated vesting between a MOIC achievement of 1.75 and 2.25, based on linear interpolation.

Mr. Jones received an option grant consistent with the terms above (except that his service-based portion vests on the three-month anniversary of a change in control), and he also received two restricted stock unit (“RSU”) awards upon his hiring: the first award vests in equal annual installments over a three-year period (subject to accelerated vesting upon the three-month anniversary of a change in control) and a second grant vests based on the date of the Executive Committee’s certification of EBITDA CAGR, which is defined as the percentage of compound annual growth in EBITDA from March 31, 2019 through March 31, 2022. The performance-based RSU award will vest on the date of determination, as follows: (i) if EBITDA CAGR is less than 5%, no portion of the RSU award will vest, (ii) if EBITDA CAGR is greater than or equal to 5% but less than 10%, the number of RSUs with an aggregate fair market value of $5 million will vest as of such date of determination, (iii) if the EBITDA CAGR is greater than or equal to 10% but less than 15%, the number of RSUs with an aggregate fair market value of $10 million will vest and (iv) if the EBITDA CAGR is greater than or equal to 15%, the number of RSUs with an aggregate fair market value of $20 million will vest. The shares of our common stock delivered in respect of the vested RSUs earned by Mr. Jones pursuant to his performance-based RSU award shall be issued from the shares of our common stock available for issuance under the 2020 Incentive Plan; provided that all of the terms and conditions of such award will remain unchanged.

The following table sets forth the equity granted by the Company during 2019.

Award	Description
Service-based Options	One-third of each of the NEOs’ option awards vest in equal annual installments over a five-year period (subject to accelerated vesting within six months (three months for the CEO) following a “change in control” (or upon an earlier qualifying termination following a change in control))

Performance-based Options	Two-thirds vest upon any measurement date the Apollo Funds achieve pre-established performance targets based on a multiple on their invested capital or MOIC: 50% of the performance tranche is scheduled to vest on a measurement date if the Apollo Funds have achieved a MOIC of 1.75, and 50% of the performance tranche is scheduled to vest on a measurement date if the Apollo Funds have achieved a MOIC of 2.25, with prorated vesting between a MOIC achievement of 1.75 and 2.25, based on linear interpolation

Time-based RSUs (CEO only)	Vests in equal annual installments over a three-year period (subject to accelerated vesting upon the three-month anniversary of a change in control)

Performance-based RSUs (CEO only)	Vests based on the date of the Executive Committee’s certification of EBITDA CAGR

In determining the size of the option awards and RSU awards granted to our NEOs, the Executive Committee took into account each NEO’s level of responsibility within the Company and potential to improve the long-term, overall value of the business. The majority of equity grants are made in the form of options upon commencement of employment; however, the Company occasionally grants RSUs for retention purposes.

The 2017 Incentive Plan (and each NEO’s employment agreement) contains non-competition, non-solicitation, confidentiality, nondisclosure and other restrictive covenants. The duration of the non-competition and non-solicitation covenants for all NEOs extends for one year (other than in the case of Mr. Jones, whose non-solicitation covenant extends for 18 months) following termination of employment.

Amendments to the 2017 Incentive Plan and underlying Award Agreements

Prior to this offering, our board of directors is expected to approve amendments to the 2017 Incentive Plan and the award agreements relating to outstanding equity awards thereunder, which amendments will take effect as of the consummation of this offering. The amendments to the 2017 Incentive Plan and outstanding equity awards are intended to better align the terms of the awards with those awards to be granted under the 2020 Incentive Plan.

Pursuant to such amendments, the service-based vesting requirements of the outstanding award agreements will be deemed satisfied immediately upon the occurrence of a Change in Control, rather than on the six-month anniversary of a Change in Control (as had applied to awards granted to individuals other than members of our board of directors (except in the case of Mr. Jones, whose outstanding awards would have vested on the three-month anniversary of a Change in Control)). However, any performance-based vesting requirements of the outstanding awards will remain in effect and the performance tranche of any outstanding award will not be amended. The amendments also reflect that as of the consummation of this offering, award holders acquiring common stock under the 2017 Incentive Plan will no longer be required to become parties to our management investor rights agreement dated as of April 7, 2017, which agreement will terminate effective as of the pricing of this offering. Further, the amendments adjust procedures relating to the exercise of options to allow optionees to exercise outstanding stock options via a broker-assisted “cashless” exercise. Finally, the amendments adjust the procedures for award holders to provide notices to us.

As of the consummation of this offering, and contingent upon stockholder approval of the 2020 Incentive Plan, the 2017 Incentive Plan will terminate, except as it relates to outstanding awards, and any remaining shares reserved for future grants under the 2017 Incentive Plan will be released.

See “—Outstanding Equity Awards at Fiscal 2019 Year-End” and “—Fiscal Year 2019 Director Compensation” for further information on the outstanding equity awards held by our named executive officers and directors under the 2017 Incentive Plan.

Severance Benefits

We are obligated to pay severance or other enhanced benefits to our NEOs upon certain terminations of their employment pursuant to their employment agreements. Our severance arrangements are designed to promote loyalty and to provide executives with security and reasonable compensation upon an involuntary termination of employment. Further details regarding the severance benefits provided to our NEOs can be found below under “—Potential Payments upon Termination or Change in Control.”

Employment Agreements

Each of our NEOs is party to an employment agreement with one of our operating subsidiaries, which specifies the terms of the executive’s employment including certain compensation levels, and is intended to assure us of the executive’s continued employment and to provide stability in our senior management team.

Retirement Benefits

Each NEO participates in our 401(k) plan, which is a qualified defined contribution plan available to our employees generally.

Perquisites

Our NEOs are eligible for certain executive perquisites, including housing expenses and relocation benefits so our NEOs can seamlessly fulfill their obligations to the Company. These perquisites are common within our industry, are important for recruiting and retaining key talent and comprise an important component of our total compensation package.

Health and Welfare Benefits

Our NEOs participate in our health and welfare benefit plans, which are available to our employees generally. Our health and welfare benefit plans include medical insurance, dental insurance, life insurance, accidental death and dismemberment insurance, and short-term and long-term disability insurance. The Company also supplements its primary compensation program by providing retirement benefits under a 401(k) plan with a Company matching contribution. We provide these benefits in order to provide our workforce with a reasonable level of financial support in the event of illness or injury, to enhance productivity and job satisfaction, and to remain competitive.

Tax and Accounting Considerations

For income tax purposes, public companies may not deduct any portion of compensation that is in excess of $1 million paid in a taxable year to certain ‘‘covered employees,’’ including our NEOs, under Section 162(m) of the Code. Even if Section 162(m) of the Code were to apply to compensation paid to our NEOs, our board of directors believes that it should not be constrained by the requirements of Section 162(m) of the Code if those requirements would impair flexibility in compensating our NEOs in a manner that can best promote our corporate objectives. We intend to continue to compensate our executive officers in a manner consistent with the best interests of our stockholders and reserve the right to award compensation that may not be deductible under Section 162(m) where the Company believes it is appropriate to do so.

Risk Mitigation in Compensation Program Design

Our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. Our annual incentive programs and long-term equity incentives provide an effective and appropriate balance of short-term and long-term incentives to ensure that our executive compensation program is aligned with the Company’s strategic goals without encouraging or rewarding excessive risk.

Fiscal Year 2019 Summary Compensation Table

The following table sets forth the compensation paid or awarded to our NEOs by the Company and its affiliates for services rendered in all capacities to the Company and its affiliates in fiscal year 2019:

Summary Compensation Table

Executive	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)		Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Kevin Jones,
CEO(5)	2019	555,288	6,031,250	5,499,891		16,058,005		—	33,920	28,178,354

Dustin Semach,
Executive Vice President and CFO(6)	2019	205,192	—	—		3,994,671		162,442	169,078	4,531,383

Subroto Mukerji,
Executive Vice President and Chief Operating Officer	2019	221,154	—	—		5,592,529		277,260	132,760	6,223,703

Joseph Eazor,
Former CEO(7)	2019	428,365	—	—		—		—	4,550,000	4,978,365

Louis Alterman,
Former CFO(8)	2019	368,750	—	711,164	(9)	1,278,154	(10)	—	1,638,520	3,996,588

Sid Nair,
Former Executive Vice President and General Manager, Americas	2019	262,500	1,837,500	—		6,391,471		585,000	69,619	9,146,090

Vikas Gurugunti,
Former Executive Vice President and General Manager, Rackspace Solutions and Services	2019	164,423	40,000	—		4,777,200		140,055	113,659	5,235,337

Sandy Hogan,
Former Executive Vice President and Managing Director(11)	2019	196,731	110,000	—		4,817,400		—	365,513	5,489,644

(1)

Mr. Jones is eligible to receive a $10 million cash sign-on bonus in 2019 per the terms of his employment agreement, paid semi-annually in four equal installments of $2.5 million over an 18-month period commencing on June 6, 2019 (i.e., $5,000,000 paid during 2019). Pursuant to his employment agreement, Mr. Jones’s 2019 annual bonus of $1,031,250 was to equal the target amount irrespective of performance, prorated based on his start date, but the Company determined not to prorate this bonus. Mr. Nair received a sign-on bonus of $1,037,500, and $500,000 of an additional sign-on bonus of $1,500,000 on August 16, 2019, with the remaining amount to be paid in equal installments on each of the second payroll date in April 2020 and the second payroll date in January 2021, subject to his continued employment on each such date. The Company, in its discretion, also paid Mr. Nair a $300,000 bonus, tying his payout to his leaders’ attainment of sales-related objectives. The Company did not set metrics for Mr. Nair in connection with this bonus payout. Mr. Gurugunti received a sign-on bonus of $40,000. Pursuant to her employment agreement, Ms. Hogan’s 2019 regional sales bonus was to equal $110,000 for the second and third quarters of 2019, irrespective of performance.

(2)

The amounts reported reflect the aggregate grant date fair value of each stock option and RSU computed in accordance with FASB ASC Topic 718. For service-based options, the value is calculated using the Black-Scholes option-pricing model. The Company utilizes the Black-Scholes option-pricing model for service-based option awards and the Monte Carlo simulation model for performance-based option awards to estimate the fair value of stock options granted to its employees. The expected volatility is calculated based on the historical volatility of the stock prices for a group of identified peer companies for the expected term of the stock options on the grant date due to the lack of historical trading prices of the Company’s common stock. For service-based option awards, the average expected option life represented the period of time the stock options were expected to be outstanding at the issuance date based on management’s estimate. The expected term of the performance-based options was based on the expected time until a liquidity event, such as a “change in control” event. The risk-free interest rate is calculated based on the U.S. Treasury zero-coupon yield, with a remaining term that approximates the expected option life assumed at the date of issuance. The expected annual dividend per share is 0% based on the Company’s expected dividend rate. With respect to the performance-based RSUs granted to Mr. Jones, no value is included in this table because the achievement of the vesting conditions was not deemed probable as of the date of the grant. If the performance-based RSUs are earned at maximum achievement, Mr. Jones would be entitled to a number of vested RSUs equal to $20 million as of such date, with such shares of common stock delivered in respect of the vested RSUs to be issued from the shares of our common stock available for issuance under the 2020 Incentive Plan. For a discussion of the valuation assumptions and methodologies used to calculate the amounts referred to above, please see the discussion contained in Note 12 to our audited consolidated financial statements for the year ended December 31, 2019, included elsewhere in this prospectus.
(3)	For 2019, this column includes amounts paid out pursuant to the 2019 Annual Cash Incentive Plan.
(4)	“All Other Compensation” for 2019 is reflected in the table below.

Name	401(k) Company Match ($)	Relocation Expenses ($)		Severance ($)(a)		Other ($)		Total ($)
Kevin Jones	229	33,691		—		—		33,920
Dustin Semach	—	160,204	(b)	—		8,874	(c)	169,078
Subroto Mukerji	—	132,760	(d)	—		—		132,760
Joseph Eazor	—	—		4,550,000	(e)	—		4,550,000
Louis Alterman	2,040	—		1,518,260	(f)	118,220	(g)	1,638,520
Sid Nair	—	38,100		—		31,519	(h)	69,619
Vikas Gurugunti	—	105,386	(i)	—		8,273	(j)	113,659
Sandy Hogan	386	—		365,127	(k)	—		365,513

(a)	See the discussion below under “—Potential Payments upon Termination or Change in Control” for a description of Mr. Eazor’s, Mr. Alterman’s and Ms. Hogan’s severance payments.
(b)	Mr. Semach received a $117,475 payment for relocation expenses and a $42,729 gross-up for taxes for such payment.
(c)	Mr. Semach received an $8,874 payment for out-of-pocket commuting expenses.
(d)	Mr. Mukerji received a $95,990 payment for relocation expenses and a $36,769 gross-up for taxes for such payment.
(e)

Mr. Eazor received a severance payment per the terms of his separation agreement consisting of (i) his target bonus for fiscal 2019 in the amount of $1,031,250, (ii) a transition assistance payment in the amount of $1,143,750, (iii) a severance payment of $825,000, (iv) a housing lease payment of $50,000, and (v) $1,500,000 in consideration for the cancellation of his outstanding equity awards.

(f)

Mr. Alterman received a severance payment per the terms of his separation agreement consisting of: (i) $962,500 severance payment (of which $160,417 was paid to Mr. Alterman in 2019); (ii) transition payment of $250,000; (iii) a pro rata portion of his retention bonus of $216,364; (iv) his annual performance bonus of $484,829, which is the annual performance bonus he would have been entitled to receive if he had been employed at the ordinary time of payout; (v) a pro rata portion of his RSUs vested in connection with his termination for a value of $401,211; and (vi) a pro rata portion of his options vested in connection with his termination for a value of $5,439. As of June 15, 2019, Mr. Alterman’s annual base salary increased from $525,000 to $550,000, with a target annual bonus of $495,000. Prior to such salary increase, his target annual bonus was $472,500.

(g)	Mr. Alterman received a lump sum commuting allowance of $118,220.
(h)	This amount includes a $29,419 gross-up for taxes relating to Mr. Nair’s commuting expenses and $2,100 the Company paid to a third party to assist with the sale of Mr. Nair’s residence.
(i)	Mr. Gurugunti received a lump sum relocation payment in the amount of $75,000 and a $30,386 gross-up for taxes for such payment.
(j)	Mr. Gurugunti received an $8,273 payment for out-of-pocket commuting expenses.
(k)	This figure reflects the portion of Ms. Hogan’s $892,000 severance payment that was paid in 2019 and includes $30,627 in paid-time-off Ms. Hogan had accrued upon termination.

(5)	Mr. Jones’s employment commenced on April 24, 2019.
(6)	Mr. Semach’s employment commenced on July 22, 2019.
(7)	Mr. Eazor’s employment with the Company terminated effective as of April 24, 2019.
(8)	Mr. Alterman’s employment with the Company terminated effective as of August 30, 2019.
(9)	The vesting of an additional portion of Mr. Alterman’s stock awards was accelerated in connection with his termination of employment, which resulted in an incremental value of $711,164.
(10)

The vesting of an additional portion of Mr. Alterman’s option awards accelerated in connection with his termination of employment, which resulted in an incremental value of $638,516. Additionally, his vested options received an exercise extension period with an incremental value of $639,638.

(11)	Ms. Hogan’s employment with the Company terminated effective as of August 16, 2019.

Fiscal Year 2019 Grants of Plan-Based Awards Table

The following table includes each grant of an award made to the NEOs in fiscal year 2019 under the 2019 Annual Cash Incentive Plan and the 2017 Incentive Plan.

2019 Grants of Plan-Based Awards

Name	Grant Date	Type of Award	Estimated Future Payouts under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts under Equity Incentive Plan Awards						All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/ share)	Grant Date Fair Value of Stock and Option Awards ($)(2)
			Target ($)		Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Threshold ($)	Target ($)	Maximum Target ($)
Kevin Jones		2019 Annual Cash Incentive Plan	—		—	—	—	—	—	—	—	—	—	—	—
	4/22/19	Time-Based Options(3)	—		—	—	—	—	—	—	—	—	800,004	12.88	5,972,697
	4/22/19	Performance-Based Options(4)	—		—	800,004	—	1,599,996	—	—	—	—	—	12.88	10,085,308
	4/22/19	Time-Based RSUs(5)	—		—	—	—	—	—	—	—	427,176	—	—	5,499,891
	4/22/19	Performance-Based RSUs(6)	—		—	—	—	—	5,000,000	10,000,000	20,000,000	—	—	—	—

Dustin Semach		2019 Annual Cash Incentive Plan	363,750		—	—	—	—	—	—	—	—	—	—	—
	7/29/19	Time-Based Options(3)	—		—	—	—	—	—	—	—	—	200,004	12.87	1,473,363
	7/29/19	Performance-Based Options(4)	—		—	200,004	—	399,996	—	—	—	—	—	12.87	2,521,308

Subroto Mukerji		2019 Annual Cash Incentive Plan	368,000		—	—	—	—	—	—	—	—	—	—	—
	7/29/19	Time-Based Options(3)	—		—	—	—	—	—	—	—	—	279,996	12.87	2,062,637
	7/29/19	Performance-Based Options(4)	—		—	279,996	—	560,004	—	—	—	—	—	12.87	3,529,892

Joseph Eazor		2019 Annual Cash Incentive Plan	1,031,250		1,650,000	—	—	—	—	—	—	—	—	—	—

Louis Alterman		2019 Annual Cash Incentive Plan	—		—	—	—	—	—	—	—	—	—	—	—

Sid Nair		2019 Annual Cash Incentive Plan	585,000		—	—	—	—	—	—	—	—	—	—	—
	7/29/19	Time-Based Options(3)	—		—	—	—	—	—	—	—	—	320,004	12.87	2,357,363
	7/29/19	Performance-Based Options(4)	—		—	320,004	—	639,996	—	—	—	—	—	—	4,034,108

Vikas Gurugunti		2019 Annual Cash Incentive Plan	360,000		—	—	—	—	—	—	—	—	—	—	—
	8/12/19	Time-based Options(3)	—		—	—	—	—	—	—	—	—	240,000	12.87	1,751,600
	8/12/19	Performance-based Options(4)	—		—	240,000	—	480,000	—	—	—	—	—	12.87	3,025,600

Sandy Hogan		2019 Annual Cash Incentive Plan	372,000		—	—	—	—	—	—	—	—	—	—	—
		Commission-based bonus	—	(7)	—	—	—	—	—	—	—	—	—	—	—
	5/24/19	Time-Based Options(3)	—		—	—	—	—	—	—	—	—	240,000	12.88	1,791,800
	5/24/19	Performance-Based Options(4)	—		—	240,000	—	480,000	—	—	—	—	—	12.88	3,025,600

(1)

Represents annual bonus targets provided in Messrs. Semach’s, Mukerji’s, Gurugunti’s and Nair’s employment agreements. Under the terms of Mr. Nair’s employment agreement, his annual bonus is not reduced to a pro rata amount as of his start date of July 29, 2019. Under the terms of his employment agreement, Mr. Mukerji’s 2019 annual bonus was based on a hypothetical start date of April 1, 2019, resulting in an additional three months of proration.

(2)

Amounts were calculated in accordance with FASB Topic 718 and represent the aggregate grant date fair value. See footnotes (2) and (3) to the “Option Awards” and “Stock Awards” columns of the “Summary Compensation Table” above for additional information.

(3)	These awards vest 20% over five years, subject to continued employment.
(4)	These awards are subject to performance-based vesting conditions as described above under “—Equity Program.”
(5)	These awards vest 33% over three years, subject to continued employment.
(6)

These awards vest based on the Company’s achievement of EBITDA CAGR, subject to continued employment. On the determination date, a number of RSUs will vest equal to the dollar value achieved (based on performance) divided by the fair market value of a share of common stock as of the determination date, with such shares of common stock delivered in respect of the vested RSUs to be issued from the shares of our common stock available for issuance under the 2020 Incentive Plan.

(7)	Ms. Hogan’s employment terminated prior to implementation of sales objectives for the fourth quarter of 2019.

Employment Agreements

In 2019, Rackspace US entered into new employment agreements with Messrs. Jones, Semach, Mukerji, Gurugunti and Nair, which we collectively refer to as the “NEO Employment Agreements.” Each of the NEO Employment Agreements provides for compensation and benefits under specified circumstances in connection with the termination of the NEO’s employment, as described below under “—Potential Payments upon Termination or Change in Control.”

Employment Agreement with Kevin Jones

Rackspace US entered into an employment agreement with Kevin Jones on March 13, 2019, pursuant to which he serves as our Chief Executive Officer and receives a base salary of $825,000. In connection with his commencement of employment with Rackspace US, Mr. Jones is eligible to receive a sign-on bonus of $10 million, paid out semi-annually in four equal installments of $2.5 million over an 18-month period. Each installment payment is subject to Mr. Jones not voluntarily resigning without good reason prior to the date the installment payment is due.

Mr. Jones is eligible to receive an annual cash bonus, with a target bonus amount equal to 125% of his annual base salary and a maximum amount equal to 200% of his annual base salary. Mr. Jones’s actual annual bonus for a given year, if any, is determined on the basis of his and/or the Company’s attainment of objective financial and/or other subjective or objective criteria established by the Executive Committee. Mr. Jones’s annual bonus for 2019 was to be equal to a prorated portion of his target bonus, determined based on the number of days worked in such calendar year beginning on the effective date (although the Company determined not to prorate his annual bonus based on his start date due to Mr. Jones’s performance exceeding expectations). Mr. Jones’s employment agreement provides for an additional cash bonus to be paid within ten (10) days of the effective date in the event his prior employer does not pay him all or any portion of his accrued and earned annual bonus in respect of calendar year 2018. In such an event, the Company will pay Mr. Jones an additional cash bonus of $1,281,993.57 less any amount paid by Mr. Jones’s prior employer. The Company was not required to pay any portion of this bonus to Mr. Jones.

Mr. Jones is entitled to four weeks of paid vacation per calendar year, in accordance with the Company’s vacation policies. During the term of employment, the Company will reimburse Mr. Jones for all reasonable travel (including first-class airfare) and other business expenses incurred by him in the performance of his duties to the Company.

Employment Agreement with Dustin Semach

Rackspace US entered into an employment agreement with Mr. Semach on July 8, 2019, pursuant to which he serves as our Executive Vice President and Chief Financial Officer and receives a base salary of $485,000. Mr. Semach is eligible for an annualized on-target bonus of 75% of annual salary.

If, prior to any reimbursement payment, the Company’s tax advisor determines Mr. Semach is subject to federal income tax or a FICA obligation by reason of a reimbursement payment, or if at any later time the Internal Revenue Service asserts that Mr. Semach is subject to federal income tax or a FICA obligation by reason of a reimbursement payment, the Company will pay Mr. Semach an additional gross-up amount for taxes so that the net amount paid to or on behalf of Mr. Semach after paying applicable withholdings or taxes will be equal to the amount that would have been paid had such payments not been subject to tax plus penalties and interest.

Mr. Semach is also party to a retention agreement dated May 5, 2020 (the “Retention Agreement”), pursuant to which he is eligible to receive a retention bonus of $500,000 if he remains an active employee of the Company for the 12 month period beginning on May 5, 2020 and ending May 5, 2021 (the “Retention Period”). Mr. Semach will receive $250,000 on the first pay period in November 2020 and the remaining $250,000 on the first pay period in May 2021. Mr. Semach will be eligible to receive a prorated amount of the next installment amount if (i) the Company eliminates his position, (ii) the Company terminates Mr. Semach without cause, or (iii) Mr. Semach terminates for good reason. If Mr. Semach resigns or is terminated for cause at any time between the date of acceptance and the retention bonus payment date, he will not receive any retention bonus payment.

In connection with this offering, Mr. Semach’s annual base salary will be increased to $750,000. In connection with the closing of this offering, Mr. Semach will also receive an RSU grant with a value equal to $3 million based on the initial public offering price (the “CFO IPO Grant”), of which 50% will immediately vest upon the date of grant, and the remaining 50% will vest in two equal installments on the first and second anniversary of the date of grant, subject to continued employment with the Company.

Employment Agreement with Subroto Mukerji

Rackspace US entered into an employment agreement with Subroto Mukerji on July 1, 2019, pursuant to which he serves as our Chief Operating Officer and receives a base salary of $460,000. Mr. Mukerji is eligible for an annual target bonus of 80% of base salary. With respect to calendar year 2019, Mr. Mukerji was eligible to receive a bonus based on an April 1, 2019 employment commencement date if he was otherwise eligible for a bonus under the achievement requirements and other terms of the bonus program.

Employment Agreement with Sid Nair

Rackspace US entered into an employment agreement with Sid Nair on July 29, 2019, pursuant to which he serves as our Executive Vice President and General Manager, Americas and receives a base salary of $650,000. Mr. Nair is eligible for an annualized on-target bonus of 90% of base salary. Under the terms of his employment agreement, Mr. Nair’s potential 2019 bonus, if earned and approved under the bonus plan, will not be reduced to a pro rata amount on account of his start date in 2019. Mr. Nair is also eligible for an annual regional sales performance incentive bonus of up to $300,000 per year based on the organization attaining sales-related objectives relating to bookings, revenue and growth, to be paid at the same time as the annual corporate bonus which follows year-end financial reconciliations in the first quarter of the following calendar year. For the 2019 year, Mr. Nair’s commission bonus will not be prorated. In addition, Mr. Nair will be paid a signing bonus of $1,037,500 within 30 days of the start of employment. Mr. Nair will be paid an additional $1,500,000 payable in three equal installments of $500,000 each on the following dates, subject to his continued employment: August 16, 2019, the second payroll date in April 2020 and the second payroll date in January 2021. If Mr. Nair resigns without good reason or is terminated for cause prior to the one-year anniversary of employment, he will repay to the Company any signing bonuses that were paid within the prior one-year period. Pursuant to the terms of his employment agreement, the Company directed Relocation Synergy Group (“RSG”) to purchase Mr. Nair’s residence under RSG’s guaranteed buy-out process in connection with Mr. Nair’s relocation to San Antonio, Texas.

If, prior to any reimbursement payment, the Company’s tax advisor determines Mr. Nair is subject to federal income tax or a FICA obligation by reason of a reimbursement payment, or if at any later time the Internal Revenue Service asserts that Mr. Nair is subject to federal income tax or a FICA obligation by reason of a reimbursement payment, the Company will pay Mr. Nair an additional gross-up amount for taxes, not to exceed $900,000, so that the net amount paid to or on behalf of Mr. Nair after paying applicable withholdings, tax or penalties will be equal to the amount that would have been paid had such payments not been subject to tax.

Employment Agreement with Vikas Gurugunti

Rackspace US entered into an employment agreement with Vikas Gurugunti, effective on August 12, 2019, pursuant to which he serves as our Executive Vice President and General Manager, Rackspace Solutions and Services and receives a base salary of $450,000. Mr. Gurugunti is eligible for an annual target bonus equal to 80% of base salary. Mr. Gurugunti received a signing bonus of $40,000, paid in a cash lump sum on the first reasonable payroll date following commencement of his employment.

In addition, each of the NEO Employment Agreements includes restrictions, for a period of one and one-half years with respect to Mr. Jones and one year with respect to Mr. Semach, Mr. Mukerji, Mr. Nair and Mr. Gurugunti following the termination of employment, on the NEO’s ability to solicit employees or certain other business relations of the Company to terminate their relationships with the Company, as well as restrictions against competing with the Company that survive for a period of one year following termination. Each NEO Employment Agreement also includes customary confidentiality covenants.

In connection with their terminations of employment with us, Mr. Eazor, Mr. Alterman and Ms. Hogan entered into separation agreements with us that provided certain payments and benefits in accordance with their pre-existing employment agreements, as described below under “—Potential Payments upon Termination or Change in Control.”

2019 Outstanding Equity Awards at Fiscal Year-End Table

The following table lists each NEO’s outstanding equity awards at the end of fiscal 2019.

Outstanding Equity Awards at Fiscal 2019 Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(3)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kevin Jones
Service-based Options	—	800,004	—	12.88	4/22/2029	—	—	—	—
Performance-based Options	—	—	1,599,996	12.88	4/22/2029	—	—	—	—
Time-based RSUs	—	—	—	—	—	427,176	5,539,405	—	—
Performance-based RSUs	—	—	—	—	—	—	—	385,584	5,000,000
Dustin Semach
Service-based Options	—	200,004	—	12.87	7/29/2029	—	—	—	—
Performance-based Options	—	—	399,996	12.87	7/29/2029	—	—	—	—
Subroto Mukerji
Service-based Options	—	279,996	—	12.87	7/29/2029	—	—	—	—
Performance-based Options	—	—	560,004	12.87	7/29/2029	—	—	—	—
Louis Alterman(5)
Service-based Options	203,568	—	—	9.77	6/28/2027	—	—	—	—
Performance-based Options	—	—	—	—	—	—	—	—	—
Sid Nair
Service-based Options	—	320,004	—	12.87	7/29/2029	—	—	—	—
Performance-based Options	—	—	639,996	12.87	7/29/2029	—	—	—	—
Vikas Gurugunti
Service-based Options	—	240,000	—	12.87	8/12/2029	—	—	—	—
Performance-based Options	—	—	480,000	12.87	8/12/2029	—	—	—	—

(1)	Represents unvested service-based options subject to service-based vesting requirements. See footnote 4 to this table for service-based option vesting dates.
(2)

Represents unvested performance-based options subject to performance-based vesting requirements. The amount shown reflects the maximum number of shares that would vest if the highest MOIC had been achieved as of such date.

(3)	Represents unvested service-based RSUs subject to service-based vesting requirements. See footnote 4 to this table for service-based RSU vesting dates.

(4)

Represents unvested performance-based RSUs subject to performance-based vesting requirements. These performance-based RSUs will vest based on the date of the Executive Committee’s certification of EBITDA CAGR, with such shares of common stock delivered in respect of the vested RSUs to be issued from the shares of our common stock available for issuance under the 2020 Incentive Plan. The amount shown reflects the threshold number of RSUs that would vest if the service-based vesting requirements had been achieved as of such date.

The vesting schedules for the service-based options and RSUs are as follows (subject to the NEO’s continued employment through each applicable vesting date):

Name	Grant Date	Award Type	Vesting Schedule
Kevin Jones	4/22/2019	Options	Vests 20% over five years. Approximately 159,996 options are scheduled to vest on each of April 22, 2020, 2021 and 2022, and approximately 160,008 options are scheduled to vest on each of April 22, 2023 and 2024.
	4/22/2019	RSUs	Vests 33% over three years. Approximately 142,392 units are scheduled to vest on each of April 22, 2020, 2021 and 2022.
Dustin Semach	7/29/2019	Options	Vests 20% over five years. Approximately 39,996 options are scheduled to vest on each of July 29, 2020, 2021 and 2022, and approximately 40,008 options are scheduled to vest on each of July 29, 2023 and 2024.
Subroto Mukerji	7/29/2019	Options	Vests 20% over five years. Approximately 55,992 options are scheduled to vest on each of July 29, 2020 and 2021, and approximately 56,004 options are scheduled to vest on each of July 29, 2022, 2023 and 2024.
Sid Nair	7/29/2019	Options	Vests 20% over five years. Approximately 63,996 options are scheduled to vest on each of July 29, 2020, 2021 and 2022, and approximately 64,008 options are scheduled to vest on each of July 29, 2023 and 2024.
Vikas Gurugunti	8/12/2019	Options	Vests 20% over five years. 48,000 options are scheduled to vest on each of August 12, 2020, 2021, 2022, 2023 and 2024.
(5)

Mr. Alterman’s employment with the Company terminated on August 30, 2019. In connection with his termination, he vested in an additional portion of his time-based options and his time-based options remain exercisable until the expiration date.

In connection with Mr. Eazor’s termination of employment, all of his outstanding equity awards, whether vested or unvested, were immediately cancelled and ceased to be outstanding. Pursuant to the terms of his separation agreement, the Company paid Mr. Eazor an aggregate amount of $1,500,000 on the first payroll date coincident with or immediately following May 17, 2019. In connection with Ms. Hogan’s termination of employment, all of her outstanding equity awards were forfeited.

Option Exercises and Stock Vested during Fiscal 2019 Table

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Valued Realized on Vesting ($)
Kevin Jones	—	—	—		—
Dustin Semach	—	—	—		—
Subroto Mukerji	—	—	—		—
Joseph Eazor	—	—	—		—
Louis Alterman	—	—	86,400	(1)	1,112,328
Sid Nair	—	—	—		—
Vikas Gurugunti	—	—	—		—

(1)	38,964 shares were withheld to cover taxes.

Potential Payments upon Termination or Change in Control

The NEO Employment Agreements provide for compensation and benefits under specified circumstances in connection with the termination of the NEO’s employment:

Kevin Jones

•

In the event Mr. Jones’s employment is terminated by the Company for “cause” or due to his resignation other than for “good reason,” Mr. Jones would be entitled to receive his accrued base salary and benefits through the effective date of termination. Mr. Jones would be eligible to receive any then-remaining unpaid installments of his $10 million sign-on cash bonus upon a termination by the Company for cause but not if he resigns without good reason. Mr. Jones’s accrued base salary, benefits and the remaining unpaid installments of the sign-on cash bonus are referred to as “accrued obligations.”

•

In the event Mr. Jones’s employment is terminated due to his death or disability, subject to execution of an effective release, he would be entitled to receive, in addition to the accrued obligations, a prorated portion of his annual bonus for the year of termination, paid if and when annual bonuses are paid to other senior executives of the Company but no later than March 15 of the year immediately following the year of termination.

•

In the event Mr. Jones’s employment is terminated without cause (including a non-renewal of his employment agreement by the Company) or Mr. Jones resigns for good reason, subject to his execution of an effective release, Mr. Jones would be entitled to receive, in addition to the accrued obligations, continuation of his base salary for 12 months paid in accordance with the Company’s customary payroll practices, payment of an amount equal to his target bonus within 60 days following termination of employment and reimbursement for continued coverage under COBRA for up to 12 months following termination.

Dustin Semach

•

In the event Mr. Semach’s employment is terminated due to his death or disability, Mr. Semach would be entitled to receive accrued and unpaid base salary and bonus and any payments required under applicable employee benefit plans.

•

In the event Mr. Semach’s employment is terminated by the Company without cause or due to a Company non-renewal of his employment agreement or Mr. Semach resigns for good reason, subject to his execution of an effective release, Mr. Semach would be entitled to receive, in addition to any accrued obligations, (1) the greater of Mr. Semach’s base salary for 12 months or the amount that would be provided by the severance guidelines that are prevailing at the time of termination based on Mr. Semach’s location, to be paid in periodic payments in accordance with ordinary payroll practices and deductions; and (2) other than following a Company non-renewal of his employment agreement, a pro rata bonus, which represents the unpaid pro rata portion of the actual annual performance bonus based on actual level of achievement, to be paid in a lump sum at the same time bonuses are paid to the Company’s other similarly situated employees.

•

If Mr. Semach gives notice of non-renewal of his employment agreement, he would be entitled to accrued and unpaid base salary through the termination date, and any payments required under applicable employee benefit plans (other than plans which provide for severance or termination payments or benefits). If the Company determines a termination date that is prior to the end of the employment period, and Mr. Semach signs a general release, the Company will pay Mr. Semach an amount equal to his pro rata base salary through the end of the employment period, to be paid in periodic payments in accordance with ordinary payroll practices and deductions.

Subroto Mukerji

•

In the event Mr. Mukerji’s employment is terminated due to his death or disability, Mr. Mukerji would be entitled to receive accrued and unpaid base salary and bonus and any payments required under applicable employee benefit plans.

•

If Mr. Mukerji gives notice of non-renewal of his employment agreement, he would be entitled to accrued and unpaid base salary through the termination date, and any payments required under applicable employee benefit plans (other than plans which provide for severance or termination payments or benefits). If the Company determines a termination date that is prior to the end of the employment period, and Mr. Mukerji signs an effective general release, the Company will pay Mr. Mukerji an amount equal to his pro rata base salary through the end of the employment period (June 30, 2021 or any one-year anniversary thereafter), to be paid in periodic payments in accordance with ordinary payroll practices and deductions.

•

In the event Mr. Mukerji’s employment is terminated by the Company without cause or due to a Company non-renewal of his employment agreement or Mr. Mukerji terminates for good reason, he would be entitled to the accrued and unpaid base salary and any payments required under applicable employee benefit plans (other than plans which provide for severance or termination payments or benefits). In addition, upon signing an effective general release, Mr. Mukerji would be entitled to (i) the greater of his current base salary for 12 months or the amount that would be provided by the severance guidelines that are prevailing at the time of termination based on Mr. Mukerji’s location, to be paid in periodic payments in accordance with ordinary payroll practices and deductions; and (ii) other than following a Company non-renewal of his employment agreement, a pro rata bonus, which represents the unpaid pro rata portion of the actual annual performance bonus that Mr. Mukerji would otherwise be entitled to receive based on the actual level of achievement of the applicable performance objectives for the fiscal year in which his termination occurs. The bonus amount will be paid in a lump sum at the same time bonuses are paid to the Company’s other similarly situated employees.

Sid Nair

•

In the event Mr. Nair’s employment is terminated due to his death or disability, Mr. Nair would be entitled to receive accrued and unpaid base salary and bonus and any payments required under applicable employee benefit plans.

•

If Mr. Nair gives notice of non-renewal of his employment agreement, he would be entitled to accrued and unpaid base salary through the termination date, and any payments required under applicable employee benefit plans (other than plans which provide for severance or termination payments or benefits). If the Company determines a termination date that is prior to the end of the employment period, and Mr. Nair signs a general release, the Company will pay Mr. Nair an amount equal to his pro rata base salary through the end of the employment period, to be paid in periodic payments in accordance with ordinary payroll practices and deductions.

•

In the event Mr. Nair’s employment is terminated by the Company without cause or due to a Company non-renewal of his employment agreement, or Mr. Nair resigns for good reason, he would be entitled to the accrued and unpaid base salary and any payments required under applicable employee benefit plans (other than plans which provide for severance or termination payments or benefits). In addition, upon signing an effective general release, Mr. Nair will be entitled to (i) the greater of his current base salary for 12 months or the amount that would be provided by the severance guidelines that are prevailing at the time of termination based on Mr. Nair’s location, to be paid in periodic payments in accordance with ordinary payroll practices and deductions; and (ii) other than upon a Company non-renewal of his employment agreement, a pro rata bonus, which represents the unpaid pro rata portion of the actual annual performance bonus that Mr. Nair would otherwise be entitled to receive based on the actual annual performance bonus that he would otherwise be entitled to receive based on the actual level of achievement of the applicable performance objectives for the fiscal year in which his termination occurs. The bonus amount will be paid in a lump sum at the same time bonuses are paid to the Company’s other similarly situated employees.

Vikas Gurugunti

•

In the event Mr. Gurugunti’s employment is terminated due to his death or disability, Mr. Gurugunti would be entitled to receive accrued and unpaid base salary and bonus and any payments required under applicable employee benefit plans.

•

If Mr. Gurugunti gives notice of non-renewal of his employment agreement, he would be entitled to accrued and unpaid base salary through the termination date, and any payments required under applicable employee benefit plans (other than plans which provide for severance or termination payments or benefits). If the Company determines a termination date that is prior to the end of the employment period, and Mr. Gurugunti signs an effective general release, the Company will pay Mr. Gurugunti an amount equal to his pro rata base salary through the end of the employment period (August 13, 2021 or any one-year anniversary thereafter), to be paid in periodic payments in accordance with ordinary payroll practices and deductions.

•

In the event Mr. Gurugunti’s employment is terminated by the Company without cause or due to a Company non-renewal of his employment agreement, or by Mr. Gurugunti for good reason, he would be entitled to receive accrued and unpaid base salary through the termination date and any payments required under applicable employee benefit plans (other than plans which provide for severance or termination payments or benefits). In addition, upon signing an effective general release, Mr. Gurugunti would be entitled to (i) the greater of his current base salary for 12 months or the amount that would be provided by the severance guidelines that are prevailing at the time of termination based on Mr. Gurugunti’s location, to be paid in periodic payments in accordance with ordinary payroll practices and deductions; and (ii) other than following a Company non-renewal of his employment agreement, a pro rata bonus, which represents the unpaid pro rata portion of the actual annual performance bonus that Mr. Gurugunti would otherwise be entitled to receive based on the actual level of achievement of the applicable performance objectives for the fiscal year in which his termination occurs. The bonus amount will be paid in a lump sum at the same time bonuses are paid to the Company’s other similarly situated employees.

The equity award agreements provide for the following treatment upon a termination of the NEO’s employment:

Kevin Jones

Stock Options

•

Mr. Jones would be entitled to accelerated vesting of his time-based options on the three-month anniversary of a “change in control” (as defined in the 2017 Incentive Plan), subject to his continued employment as of such date or if during the three-month period following a change in control he is terminated by the Company without cause, due to his death, serious illness or disability or due to his resignation for good reason.

•

Mr. Jones would be entitled to accelerated vesting of a prorated portion of his time-based options if, prior to a change in control, he is terminated by the Company without cause, due to his death, serious illness or disability or due to his resignation for good reason. If there is a change in control during the 90 days following any of the foregoing events, then he would be entitled to accelerated vesting of his entire time-based option.

•

His performance-based stock options are eligible to vest upon a change in control based on achievement of the applicable performance metrics. However, if the Apollo Funds receive non-cash consideration in connection with such change in control, then the Apollo Funds can elect to treat the non-cash consideration as cash consideration (and determine its fair value) or not treat the non-cash consideration as such and permit the option to remain outstanding eligible to vest upon a future measurement date.

•

If, prior to the occurrence of a change in control, Mr. Jones’s employment is terminated by the Company without cause, due to death, serious illness or disability or by Mr. Jones for good reason, his performance-based options would stay outstanding for 90 days and remain eligible to vest based on achievement of the applicable performance metrics during such period.

•

If, following the occurrence of a change in control, Mr. Jones’s employment is terminated by the Company without cause, due to his death, serious illness or disability or Mr. Jones for good reason, the Apollo Funds can elect to either treat the date of termination as a measurement date and determine the fair value of non-cash consideration received in connection with the change in control in order to determine whether the applicable performance metrics had been achieved or permit the option to remain outstanding and eligible to vest upon a future measurement date.

Time-Based RSUs

•

Mr. Jones would be entitled to full accelerated vesting of his time-based RSUs on either (1) the three-month anniversary of a change in control or (2) upon a termination of employment other than by Mr. Jones without good reason.

Performance-Based RSUs

•

His performance-based RSUs are eligible to vest upon the following scenarios, with such shares of common stock delivered in respect of the vested RSUs to be issued from the shares of our common stock available for issuance under the 2020 Incentive Plan:

(i)

subject to Mr. Jones’s continued employment or other service relationship with the Company through March 31, 2022, a number of RSUs will vest as of the determination date (which will be the date of the Executive Committee’s certification of EBITDA CAGR);

(ii)

if a termination occurs after March 31, 2022, but prior to the determination date, the RSUs will remain eligible to vest as of the determination date. To the extent the RSUs do not become vested RSUs, the RSUs will terminate and become null and void as of the determination date;

(iii)

if a change in control occurs prior to March 31, 2022, then, for purposes of determining the EBITDA CAGR, the EBITDA for the 12-month period ending on the last day of the calendar quarter ended immediately prior to such change in control will be used in lieu of the LTM EBITDA for the period ending March 31, 2022. Following the occurrence of a change in control, any RSUs (other than vested change in control RSUs) will immediately be forfeited; and

(iv)

except as otherwise provided, the RSUs will cease vesting as of the date of Mr. Jones’s termination with the Company for any reason and the portion of RSUs that are not vested RSUs will be forfeited immediately; provided, that, in the event that Mr. Jones experiences a termination for cause, all RSUs then held by Mr. Jones (whether vested or unvested) will immediately be forfeited.

Dustin Semach, Subroto Mukerji, Sid Nair, Vikas Gurugunti

Stock Options

•

Each of the above NEOs would be entitled to accelerated vesting of his time-based options on the six-month anniversary of a change in control, subject to his continued employment as of the date of such change in control or if during the six-month period following a change in control he is terminated by the Company without cause, due to his death, serious illness or disability.

•

Each NEO would be entitled to accelerated vesting of a prorated portion of his time-based options if, prior to a change in control, he is terminated by the Company without cause or due to his death, serious illness or disability. If there is a change in control during the 90 days following any of the foregoing events, then he would be entitled to accelerated vesting of his entire time-based option.

•

Each NEO’s performance-based stock options are eligible to vest upon a change in control based on achievement of the applicable performance metrics. However, if the Apollo investors receive non-cash consideration in connection with such change in control, then the Apollo investors can elect to treat the non-cash consideration as cash consideration (and determine its fair value) or not treat the non-cash consideration as such and permit the option to remain outstanding eligible to vest upon a future measurement date.

•

If, prior to the occurrence of a change in control, the NEO’s employment is terminated by the Company without cause or due to death, serious illness or disability, his performance-based options would stay outstanding for 90 days and remain eligible to vest based on achievement of the applicable performance metrics during such period.

•

If, following the occurrence of a change in control, the NEO’s employment is terminated by the Company without cause or due to his death, serious illness or disability, the Apollo investors can elect to either treat the date of termination as a measurement date and determine the fair value of non-cash consideration received in connection with the change in control in order to determine whether the applicable performance metrics had been achieved or permit the option to remain outstanding and eligible to vest upon a future measurement date.

Under Mr. Jones’s employment agreement, “cause” means any of the following: (i) Mr. Jones’s conviction of, or plea of nolo contendere to, any felony or other crime involving either fraud or a breach of his duty of loyalty; (ii) substantial and repeated failure to perform lawful duties as reasonably directed by our board of directors (other than as a consequence of disability) after written notice and failure to cure within 15 days; (iii) fraud, misappropriation, embezzlement, or material misuse of funds or property belonging to the Company; (iv) violation of the written policies of the Company, or other willful misconduct in connection with the performance of Mr. Jones’s duties that in either case results in material injury to the Company, after written notice and failure to cure within 15 days; (v) breach of this employment agreement that results in material injury to the Company, and failure to cure such breach within 15 days after written notice; or (vi) breach of the confidentiality or non-disparagement provisions (excluding unintentional breaches that are cured within 15 days after Mr. Jones becomes aware of such breaches) or the non-competition and non-solicitation provisions of the employment agreement; provided, that any such event under sub-parts (ii), (iv), (v) or (vi) above does not constitute cause unless the Company provides Mr. Jones with written notice no later than 30 days following the initial occurrence of such event or omission and Mr. Jones fails to cure such event or omission within 15 days of receipt of such notice.

Under Messrs. Semach’s and Nair’s employment agreement, “cause” means any of the following: (i) willful misconduct, including, without limitation, violation of sexual or other harassment policy, gross negligence, misappropriation of or material misrepresentation regarding property of Company, other than customary and de minimis use of Company property for personal purposes, or failure to take reasonable and appropriate action to prevent material injury to the financial condition, business or reputation of the Company; (ii) abandonment of duties (other than by reason of disability) (and, in the case of Mr. Semach, following a written warning and opportunity to cure for two business days); (iii) failure to follow lawful directives of the Company, or failure to meet reasonable performance objectives following a written warning and opportunity to cure for 30 days; (iv) a felony conviction or indictment, a plea of guilty or nolo contendere by the NEO, or other conduct that would result in material injury to the Company’s reputation, including indictment or conviction of fraud, theft, embezzlement or a crime involving moral turpitude; (v) a material breach of the employment agreement; or (vi) a significant violation of the Company’s employment and management policies.

Under Messrs. Jones’s and Semach’s employment agreements, “good reason” means any of the following without Mr. Jones’s or Mr. Semach’s (as applicable) written consent: (1) a material reduction of duties, responsibilities or authority; (ii) Mr. Jones’s being required to work solely or substantially at a location more than 50 miles from a location where he has been permitted to work as of the date of beginning employment; (iii) a reduction in base salary, or, in the case of Mr. Jones, a reduction in his target bonus; (iv) in the case of Mr. Jones, any requirement that Mr. Jones report to someone other than our board of directors; or (v) any material breach by the Company of any term or provision of the employment agreement; in the case of Mr. Semach, he must provide written notice to the Company of such breach.

Under Messrs. Mukerji’s and Nair’s employment agreement, “good reason” means any of the following: (i) the Company’s repeated failure to comply with a material term of the employment agreement after written notice by the NEO specifying the alleged failure; or (ii) a substantial and unusual reduction in responsibilities and authority. If the NEO elects to terminate the NEO’s employment for good reason, the NEO must first provide the Company with written notice within 30 days, after which the Company will have 60 days to cure. If the Company has not cured and the NEO elects to terminate employment, the NEO must do so within 10 days after the end of the cure period.

Joseph Eazor Separation Agreement

In connection with the termination of his employment with us, Mr. Eazor entered into a separation agreement, which provided for a severance payment consisting of (i) his base salary of $825,000 paid in equal bi-weekly installments for a six-month period, (ii) his target bonus for fiscal 2019 in the amount of $1,031,250 paid in a lump sum, (iii) a $1,500,000 payment in connection with the cancellation of his outstanding equity awards and (iv) continued coverage under the Company’s health and welfare plans (which he elected not to receive). In addition, Mr. Eazor’s separation agreement provided for a transition assistance payment in the amount of $1,143,750 for Mr. Eazor’s provision of transition services. In connection with the execution of his separation from the Company, Mr. Eazor executed a release.

Louis Alterman Separation Agreement

Mr. Alterman entered into a separation agreement with us upon his departure on August 30, 2019, which provided for a cash severance payment of $962,000, payable in 24 equal biweekly installments (which is reported in the “All Other Compensation” column of the Summary Compensation Table for fiscal 2019), plus payment of Mr. Alterman’s annual performance bonus in respect of fiscal 2019 based on actual performance (paid in March 2020) and a pro rata portion of his retention bonus in the amount of $216,364 (paid on the second payroll after the effective date of the separation agreement). In addition, Mr. Alterman’s separation agreement provided for a transition payment in the amount of $250,000 for services provided by Mr. Alterman to assist with the transition of his duties. In connection with his separation agreement with us, Mr. Alterman entered into an equity acceleration agreement. Under the terms of the equity acceleration agreement, as of August 30, 2019 (the “employment end date”), the Company accelerated an additional tranche of Mr. Alterman’s service-based options and service-based RSUs and extended the option exercise period. In addition, the Company extended the period for which a portion of performance-based RSUs and performance-based options were eligible to vest for up to an additional six months.

Sandy Hogan Separation Agreement

Ms. Hogan entered into a separation agreement with us upon her departure, which provided for a cash severance payment of $892,000, payable in 24 equal, biweekly installments of $37,167 each.

Pursuant to their separation agreements with us, Mr. Eazor, Mr. Alterman and Ms. Hogan are bound by one-year post-employment non-competes and one year post-employment non-solicits (18 months with respect to Mr. Eazor) of our customers, suppliers, business relations and employees, and perpetual non-disparagement and confidentiality covenants. Each separation agreement is subject to execution of a general release.

The following table provides a summary of the compensation that the NEOs (other than Mr. Eazor, Mr. Alterman and Ms. Hogan) would be eligible to receive in each of the scenarios described above, assuming that the relevant termination and, if applicable, “change in control,” occurred on December 31, 2019:

Summary of Termination and Change in Control Benefits

Name	Benefit	Termination for Cause ($)	Termination without Cause/with Good Reason ($)	Death or Disability ($)	Change in Control ($)(1)
Kevin Jones	Severance(2)	—	1,856,250	—	—
	Prorated Annual Bonus	—	—	709,161	—
	Sign-on Bonus(3)	5,000,000	5,000,000	5,000,000	—
	Benefit Continuation	—	18,643	—	—
	Acceleration of Time-based Options(4)	—	10,259	10,259	74,000
	Acceleration of Performance-based Options	—	—	—	—
	Acceleration of Time-based RSUs(4)(5)	5,539,405	5,539,405	5,539,405	5,539,405
	Acceleration of Performance-based RSUs(4)(6)	—	—	—	—

	Total	10,539,405	12,424,557	11,258,825	5,613,405

Dustin Semach	Severance(2)	—	485,000	—	—
	Prorated Annual Bonus	—	162,442	—	—
	Accrued Bonus(7)	—	—	162,442	—
	Acceleration of Time-based Options(4)	—	1,585	1,585	18,667
	Acceleration of Performance-based Options	—	—	—	—

	Total	—	649,027	164,027	18,667

Subroto Mukerji	Severance(2)	—	460,000	—	—
	Prorated Annual Bonus	—	277,260	—	—
	Accrued Bonus(7)	—	—	277,260	—
	Acceleration of Time-based Options(4)	—	2,220	2,220	26,133
	Acceleration of Performance-based Options	—	—	—	—

	Total	—	739,480	279,480	26,133

Sid Nair	Severance(2)	—	650,000	—	—
	Prorated Annual Bonus	—	885,000	—	—

Name	Benefit	Termination for Cause ($)	Termination without Cause/with Good Reason ($)	Death or Disability ($)	Change in Control ($)(1)
	Accrued Bonus(7)	—	—	885,000	—
	Acceleration of Time-based Options(4)	—	2,537	2,537	29,867
	Acceleration of Performance-based Options	—	—	—	—

	Total	—	1,537,537	887,537	29,867

Vikas Gurugunti	Severance(2)	—	450,000	—	—
	Prorated Annual Bonus	—	140,055	—	—
	Accrued Bonus(7)	—	—	140,055	—
	Acceleration of Time-based Options(4)	—	1,731	1,731	22,400
	Acceleration of Performance-based Options	—	—	—	—

	Total	—	591,786	141,786	22,400

(1)

The value attributed to the accelerated vesting of the time-based options is reflected in the table above, even though such time-based options will not actually vest until the six-month anniversary of a change in control (three months in the case of the CEO), subject to the NEO’s continued employment as of such date. The NEO is entitled to accelerated vesting of his performance-based options upon a change in control, contingent upon satisfying required performance metrics. Based on the value of the Company’s business as of December 31, 2019, the performance metrics are assumed to not have been achieved.

(2)

In the case of Mr. Jones, this payment includes 12 months’ annual base salary and target annual bonus. In the cases of Messrs. Semach, Mukerji, Gurugunti and Nair, this payment includes 12 months’ annual base salary.

(3)

Upon termination by the Company for cause, termination by the Company without cause, termination by Mr. Jones with good reason or termination due to death or disability, Mr. Jones is entitled to receive any then-unpaid installments of his sign-on bonus.

(4)

The NEO (other than Mr. Jones) would be entitled to accelerated vesting of a prorated portion of his time-based options if, prior to a change in control, he is terminated by the Company without cause or due to his death, serious illness or disability. Mr. Jones would be entitled to accelerated vesting of a prorated portion of his time-based options if, prior to a change in control, he is terminated by the Company without cause, due to his death, serious illness or disability or due to his resignation for good reason. All option and RSU values are calculated using a fair market value of an underlying share of common stock on December 31, 2019, of $12.97.

(5)

Mr. Jones would be entitled to full accelerated vesting of his time-based RSUs on either (1) the three-month anniversary of a change in control or (2) upon a termination of employment other than by Mr. Jones without good reason.

(6)

For purposes of determining the EBITDA CAGR with respect to Mr. Jones’s performance-based RSUs upon a change in control as of December 31, 2019, the EBITDA for the 12-month period ending on the last day of the calendar quarter ended immediately prior to such change in control will be used in lieu of the LTM EBITDA for the period ending March 31, 2022. Following the occurrence of a change in control, Mr. Jones’s RSUs (other than vested change in control RSUs) will immediately be forfeited.

(7)	Messrs. Semach, Mukerji, Gurugunti and Nair are entitled to receive their accrued but unpaid bonus upon a termination due to death or disability.

In the event that the payment of the severance benefits described above (together with any other payments or benefits) will result in an NEO being subject to the excise tax imposed on certain “golden parachute” arrangements under Sections 280G and 4999 of the Internal Revenue Code, the NEO Employment Agreements provide that such payments and benefits will be reduced to the largest amount which can be paid to the NEO without the imposition of such excise tax, but only if such reduction would result in the NEO retaining a larger after-tax benefit than if he had received all payments and been subject to the excise tax.

Fiscal Year 2019 Director Compensation

Four members of our board of directors who served in fiscal year 2019 received compensation for services as directors. All other members of our board of directors who served in fiscal year 2019 were either an employee of the Company (in the case of Mr. Jones) or employees of affiliates of Apollo, Searchlight or ABRY and did not receive any additional compensation for their service as directors.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Award ($)(1)	Total ($)
Dhiren Fonseca	—	150,000	—	150,000
Jeffrey Benjamin	100,000	75,000	—	175,000
Mitch Garber	—	—	105,707	105,707
Timothy Campos	100,000	75,000	—	175,000

(1)

The amounts in these columns reflect the fair value of the restricted stock and option awards granted to our independent non-employee directors calculated in accordance with ASC Topic 718, excluding estimated forfeitures. Restricted stock and options granted to independent non-employee directors generally vest on the first anniversary of the grant date, subject to continued service. As of December 31, 2019, Mr. Garber held 24,000 options to purchase shares of our common stock, at an exercise price of $8.33 per share, all of which have vested; 13,944 options to purchase shares of our common stock, at an exercise price of $14.34 per share, all of which have vested; and 15,528 options to purchase shares of our common stock at an exercise price of $12.88, none of which have vested. As of December 31, 2019, Mr. Fonseca and Mr. Benjamin held 11,640 shares of restricted stock and 5,820 shares of restricted stock, respectively. Mr. Campos deferred receipt of his 2019 restricted stock award until 2020.

Under the terms of the engagement letters, during each year of service on our board of directors, each director can elect to receive their annual compensation in: (i) a cash payment of $100,000 and a number of RSUs or restricted stock equal to $75,000 divided by fair market value; (ii) a cash payment of $100,000 and options equal to $100,000 divided by fair market value; (iii) a number of RSUs or restricted stock only (no cash) equal to $150,000 divided by fair market value; or (iv) options only (no cash) equal to $200,000 divided by fair market value.

New Employee Benefit and Stock Plans

2020 Incentive Plan

Prior to the consummation of this offering, our board of directors expects to adopt, and we expect our stockholders to approve, the 2020 Incentive Plan to become effective in connection with the pricing of this offering. The 2020 Incentive Plan is intended to remain effective until the tenth anniversary of its effective date, unless earlier terminated in accordance with its terms. Following the adoption of the 2020 Incentive Plan, we do not expect to issue additional awards under the 2017 Incentive Plan. Any shares issued in respect of Mr. Jones’s performance-based RSUs will be issued from the shares of our common stock available for issuance under the 2020 Incentive Plan; provided that all of the terms and conditions of such award will remain unchanged. The following summary of the 2020 Incentive Plan is qualified in its entirety by reference to the 2020 Incentive Plan that is included as an exhibit to the registration statement of which this prospectus forms a part and is ultimately adopted by our board of directors.

Administration. The 2020 Incentive Plan will generally be administered by the Compensation Committee, unless otherwise determined by our board of directors. However, the Compensation Committee may delegate to a committee of one or more members of our board of directors or one or more of our officers the authority to grant or amend awards to participants other than our senior executives who are subject to Section 16 of the Exchange Act. In addition, the full board of directors will administer the 2020 Incentive Plan with respect to awards made to non-employee directors. The Compensation Committee and our board of directors, as applicable, are sometimes referred to herein as the “Administrator.” The Administrator has authority to interpret the 2020 Incentive Plan and all award agreements, and to adopt rules for the administration, interpretation and application of the 2020 Incentive Plan, to interpret, amend or revoke any such rules and to amend the 2020 Incentive Plan or any award agreement, subject to certain limits set forth in the 2020 Incentive Plan.

Eligibility. Persons eligible to participate in the 2020 Incentive Plan include all non-employee members of our board of directors, as well as employees and consultants of the Company and its parents and subsidiaries, as determined by the Administrator. Only our employees or an employee of a parent or subsidiary may receive incentive stock options (“ISOs”) under the 2020 Incentive Plan.

Number of Shares Authorized. The maximum number of shares of our common stock available for issuance under the 2020 Incentive Plan will be no more than              shares, all of which may be issued upon the exercise of ISOs. The shares may be authorized but unissued shares, treasury shares or shares purchased in the open market.

If any shares subject to an award under the 2020 Incentive Plan are (i) forfeited or expire, (ii) settled for cash, (iii) converted to shares of another person in connection with a corporate transaction, (iv) tendered by the participant or withheld in payment of the exercise price of a stock option, (v) tendered by the participant or withheld to satisfy tax withholding obligations with respect to any award, (vi) subject to stock appreciation rights (“SARs”) and are not issued in connection with the stock settlement of the SAR upon exercise, or (vii) purchased on the open market with the cash proceeds received from the exercise of stock options, then such shares may be used again for new grants under the 2020 Incentive Plan.

Awards granted under the 2020 Incentive Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock (“Substitute Awards”) will not reduce the shares authorized for grant under the 2020 Incentive Plan and shares subject to such Substitute Awards may not be added to the 2020 Incentive Plan’s share reserve if such awards are forfeited or expire.

Non-Employee Director Compensation Limit. Notwithstanding any other provision in the 2020 Incentive Plan or in any policy of ours regarding non-employee director compensation, the maximum amount of total compensation payable to a non-employee director for services in any fiscal year may not exceed $750,000, calculated as the sum of (i) the grant date fair value of all awards payable in shares and the maximum cash value of any other award granted under the 2020 Incentive Plan, plus (ii) cash compensation in the form of our board of directors and committee retainers and meeting or similar fees. However, the foregoing limit will not apply in respect of any compensation payable in the year of a non-employee director’s initial appointment or election to our board of directors.

Change in Capitalization. The Administrator has broad discretion to take action under the 2020 Incentive Plan, as well as to make adjustments to the number and kind of shares issuable under the 2020

Incentive Plan and the terms, conditions and exercise price (if any) of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the Administrator will make equitable adjustments to the 2020 Incentive Plan and outstanding awards.

Awards Available for Grant. The 2020 Incentive Plan provides for the grant of stock options, including ISOs, and nonqualified stock options (“NSOs”), SARs, restricted stock, RSUs, other stock-based incentive awards, dividend equivalents, and cash-based incentive awards. All awards under the 2020 Incentive Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms, performance criteria, and post-termination exercise limitations. Awards other than cash-based incentive awards generally will be settled in shares of our common stock, but the Administrator may provide for cash settlement of any award. A brief description of each award type follows.

Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code of 1986, as amended (the “Code”), are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date, payable in shares, cash or a combination of shares and cash. The exercise price of all stock options and SARs granted pursuant to the 2020 Incentive Plan will not be less than 100% of the fair market value of our common stock on the date of grant, with the exception of Substitute Awards. The exercise price of a stock option may be paid by the participant in any form permitted by the Administrator, as described below under “Payment for Awards.” Stock options and SARs may be exercised as determined by the Administrator, but in no event may have a term extending beyond the tenth anniversary of the date of grant. ISOs granted to any person who owns, as of the date of grant, stock possessing more than 10% of the total combined voting power of all classes of our stock or any of our parents or subsidiaries, however, shall have an exercise price that is not less than 110% of the fair market value of our common stock on the date of grant and may not have a term extending beyond the fifth anniversary of the date of grant. To the extent that the aggregate fair market value of ISOs that are first exercisable by an eligible individual during any calendar year exceeds $100,000, the options will be treated as NSOs to the extent required by Section 422 of the Code. The period during which a participant may have a right to vest in and exercise an option or SAR will be set by the Administrator. The Administrator may accelerate the vesting of an option, provided that no option may vest following its expiration, termination, or forfeiture.

Unless otherwise determined by the Administrator or set forth in an award agreement, an option or SAR that is unexercisable upon a participant’s termination of service may not become exercisable thereafter, and such unexercisable portion will expire upon the participant’s termination of service. Unless we determine otherwise, in the event that on the last business day of the term of an option (other than an ISO) or a SAR (i) the exercise of the option or SAR is prohibited by applicable law, or (ii) shares may not be purchased or sold by the applicable participant due to any insider trading policy of ours (including blackout periods), the term of the option or SAR shall be extended until the date that is 30 days after the end of the legal prohibition or black-out period; provided, in no event will the extension last beyond the ten-year (or shorter) term of the applicable option or SAR.

Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Upon the issuance of restricted stock, a participant will have all of the rights of a stockholder, including the right to receive dividends and other distributions, subject to the

Administrator’s discretion. The vesting period will be set by the Administrator. The Administrator may accelerate the vesting of restricted stock by removing any and all restrictions imposed on the award. Also, the Administrator may provide that vesting will not cease upon the occurrence of certain events, such as a change in control or termination of service. Except as otherwise determined by the Administrator, in the event a participant’s service is terminated during the applicable restriction period and such participant holds an award of restricted stock, then (i) if such participant paid no price for the restricted stock award, the unvested portion of such restricted stock award shall be forfeited and cancelled for no consideration on the participant’s date of termination, or (ii) if such participant paid a price for the restricted stock award, then we will have the right to repurchase the unvested portion of such restricted stock award at a cash price per share equal to the price paid by the participant for such restricted stock award or such other amount as may be specified in the applicable award agreement.

RSU Awards. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. A participant will have no stockholder rights unless and until the RSUs vest and shares are delivered to the participant. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the Administrator permits such a deferral. The vesting period will be set by the Administrator. The Administrator may accelerate the vesting of restricted stock by removing any and all restrictions imposed on the award. Unless otherwise provided by the Administrator, RSUs will be settled and paid in the form of fully transferable shares, but may also be settled in cash or in a combination of shares and cash. Also, the Administrator may provide that vesting will not cease upon the occurrence of certain events, such as a change in control or termination of service.

Other Stock or Cash-Based Awards. Other stock or cash-based awards are awards linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Such awards will be paid in stock, cash, or a combination of stock and cash. These stock or cash-based awards may, but need not, be made in lieu of compensation to which a participant is otherwise entitled.

Dividends and Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the Administrator. Unless otherwise determined by the Administrator, dividend equivalents that are based on dividends paid prior to the vesting of an award will be paid out to the participant only to the extent that the award vests and in no event may any award provide for a participant’s receipt of any other dividends prior to the vesting of such award.

Vesting and Performance Criteria. Vesting conditions determined by the Administrator may apply to each award and may include continued service, achievement of performance goals which may be based on the performance criteria set forth in the 2020 Incentive Plan or such other criteria as determined by the Administrator, and/or other conditions.

Payment for Awards. To the extent that a participant is required to pay for any award or the shares issuable pursuant to such award, such as upon the exercise of a stock option, such payment may be made in a manner permitted by the Administrator which may include by cash, wire transfer or check, by shares (including shares issuable pursuant to the exercise of an award), by delivery of a written or electronic notice that the participant has placed a market sell order with a broker acceptable to our with respect to shares then issuable upon exercise or vesting of an award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us, by having our withhold from the shares otherwise issuable or deliverable with respect to the exercise or settlement of an award a number of shares with a fair market value equal to the aggregate payments required, by any other form of legal consideration acceptable to the Administrator in its sole discretion, or any combination of such permitted forms of payment.

Effect of a Change in Control. In the event of a “Change in Control” (as defined in the 2020 Incentive Plan), outstanding awards under the 2020 Incentive Plan will be subject to the terms and conditions of the applicable award agreement, the agreement evidencing the change in control transaction, or treated as otherwise determined in the Administrator’s discretion without the participant’s consent, and such treatment need not apply to all outstanding award in an identical manner. The Administrator’s determination as to the treatment of outstanding awards upon a change in control will be final, binding, and conclusive.

Non-U.S. Participants. The Administrator may determine which subsidiaries will be covered by the 2020 Incentive Plan and which individuals outside of the U.S. will be eligible to participate in the 2020 Incentive Plan and may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States.

Nontransferability. With limited exceptions for estate planning, certain beneficiary designations, the laws of descent and distribution, and transfers to permitted family member transferees under the Form S-8 rules (in the Administrator’s discretion), awards under the 2020 Incentive Plan are generally non-transferable and are exercisable only by the participant.

Plan Amendment and Termination. The 2020 Incentive Plan will have a term of ten years. Our board of directors may amend, suspend, or terminate the 2020 Incentive Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2020 Incentive Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No amendment, suspension, or termination of the 2020 Incentive Plan may materially and adversely affect any rights or obligations under any award previously granted or awarded without the consent of the participant, unless the award agreement expressly provides otherwise.

Clawback/Forfeiture. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement, as well as to any claw-back required by applicable law or stock exchange listing rule.

Employee Stock Purchase Plan

Prior to the consummation of this offering, our board of directors expects to adopt, and we expect our stockholders to approve, our Employee Stock Purchase Plan (the “ESPP”) to become effective on the date immediately preceding, and contingent upon, this offering, and to remain effective until terminated by our board of directors. The purpose of the ESPP is to provide an opportunity for our eligible employees and employees of any parent, subsidiary or affiliate of ours that has been designated by the Compensation Committee to purchase shares at a discount through voluntary deductions from such employees’ eligible pay. The rights granted under the ESPP are intended to be treated as either (i) purchase rights granted under an “employee stock purchase plan,” as that term is defined in Section 423 of the Code (a “423 Offering”), or (ii) purchase rights granted under an employee stock purchase plan that is not subject to the requirements of Section 423 of the Code (a “Non-423 Offering”). The following summary of the ESPP is qualified in its entirety by reference to the ESPP that is ultimately adopted by our board of directors.

Administration. The ESPP will be administered by the Compensation Committee. The Compensation Committee will have, among other authority, the authority to interpret the ESPP,

determine eligibility and adjudicate disputed claims under the ESPP, determine the terms and conditions of purchase rights under the ESPP, and to make any other determination and take any other action desirable for the administration of the ESPP. To the extent not prohibited by applicable laws, the Compensation Committee may delegate its authority to a subcommittee, to one or more of our officers or to other persons or groups of persons, including to assist with the day-to-day administration of the ESPP.

Eligibility. Generally, any individual in an employee-employer relationship with us or a designated company for income tax and employment tax withholding and reporting purposes is eligible to participate in the ESPP and may participate by submitting an enrollment form or appropriate online form to the Company under procedures specified by the Compensation Committee. The Compensation Committee, in its discretion, may determine on a uniform basis for an offering that employees will not be eligible to participate if the employee has not met certain conditions prescribed in the ESPP. No employee is eligible for the grant of any purchase rights under the ESPP if, immediately after such grant, the employee would own shares possessing 5% or more of the total combined voting power or value of all classes of shares of our common stock or shares of any subsidiary or parent of ours (including any shares which such employee may purchase under all outstanding purchase rights), nor will any employee be granted purchase rights to buy more than $25,000 worth of shares (determined based on the fair market value of the shares on the date the purchase rights are granted) under the ESPP in any calendar year such purchase rights are outstanding. Eligible employees who are citizens or resident of a jurisdiction outside the United States may be excluded from participation in the ESPP if their participation is prohibited under local laws or if complying with local laws would cause a 423 Offering to fail to qualify under Section 423 of the Code. In the case of a Non-423 Offering, eligible employees may be excluded from participation in the ESPP or an offering if the Compensation Committee has determined that participation of such eligible employees is not advisable or practicable for any reason.

Number of shares Authorized. The maximum number of shares available for issuance under the ESPP will be no more than              shares. The shares may be authorized but unissued shares, treasury shares or shares purchased in the open market. In the event of any change affecting the number, class, value, or terms of the shares resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution (but excluding any regular cash dividend), then the Compensation Committee, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP, will, in such manner as it may deem equitable, adjust the number and class of shares that may be delivered under the ESPP, the purchase price per share and the number of shares covered by each right under the ESPP that has not yet been exercised.

Non-U.S. Sub-Plans. The Compensation Committee will also have the authority to adopt such sub-plans as are necessary or appropriate to permit the participation in the ESPP by employees who are foreign nationals or employed outside the United States. Such sub-plans may vary the terms of the ESPP, other than with respect to the number of shares reserved for issuance under the ESPP, to accommodate the requirements of local laws, customs and procedures for non-U.S. jurisdictions.

Offering Periods. The ESPP will be implemented by consecutive offering periods with a new offering period commencing on the first trading day of the relevant offering period and terminating on the last trading day of the relevant offering period. Unless and until the Compensation Committee determines otherwise in its discretion, each offering period will consist of one approximately six-month purchase period, which will run simultaneously with the offering period. Unless otherwise determined by the Compensation Committee, offering periods will run from July 1st (or the first trading day thereafter)

through December 31st (or the first trading day prior to such date) and from January 1st (or the first trading day thereafter) through June 30th (or the first trading day prior to such date). However, the initial offering period will run from the date of this offering until December 31, 2020. The Compensation Committee has the authority to establish additional or alternative sequential or overlapping offering periods, a different number of purchase periods within an offering period, or a different duration for one or more offering periods or purchase periods or different commencement or ending dates for such offering periods with respect to future offerings, provided that no offering period may have a duration that exceeds 27 months.

Payroll Deductions, Purchase Price and Purchase of shares. Except as otherwise provided by the Compensation Committee, up to a maximum of 15% of an employee’s “eligible pay” (as defined in the ESPP) may be contributed by payroll deductions toward the purchase of shares in each purchase period. An employee may elect to decrease the rate of payroll deductions twice during the offering period but may increase the rate of such payroll deductions only during an enrollment period to the ESPP. The purchase price per share at which shares are sold in an offering period under the ESPP will be equal to the lesser of 85% of the fair market value of the shares (i) on the first trading day of the offering period, or (ii) on the purchase date (i.e., the last trading day of the purchase period). For this purpose, “fair market value” generally means the closing price of the shares on the applicable date. However, for the initial offering period, the fair market value will be based on the initial price to the public as set forth in this prospectus.

Each purchase right will be automatically exercised on the applicable purchase date, and shares will be purchased on behalf of each employee by applying the employee’s contributions for the applicable purchase period to the purchase of whole shares at the purchase price in effect for that purchase date. The maximum number of shares purchasable per employee during any single offering period may not exceed 500 shares, or such other amount as may be designated by the Compensation Committee.

Withdrawals and Termination of Employment. An employee may withdraw from an offering period and receive a refund of contributions by following the procedures prescribed by the Compensation Committee. Upon receipt of a notice of withdrawal, deductions of contributions on behalf of the employee will be discontinued commencing with the payroll period immediately following the effective date of the notice of withdrawal, and such employee will not be eligible to participate in the ESPP until the next enrollment period. Amounts credited to the account of any employee who withdraws will be refunded, without interest, as soon as practicable. Upon termination of employment or other loss of eligible employee status for any reason, ESPP participation is immediately terminated, payroll deductions will be discontinued and any amounts then credited to the employee’s contribution account will be refunded, without interest, as soon as practicable

Change in Control. In the event of a “Change in Control” (as defined in the ESPP but excluding a liquidation or dissolution of the Company), each outstanding purchase right will be equitably adjusted and assumed or an equivalent purchase right substituted by the successor company or a parent or subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute the purchase right or is not a publicly traded corporation, the offering period then in progress will be shortened by setting a new purchase date before the date of the proposed Change in Control, after which the offering period will end. Our board of directors or Compensation Committee has the right to determine the treatment of outstanding purchase rights under the ESPP in the event of a liquidation or dissolution of the Company.

Amendment and Termination of ESPP. Our board of directors or the Compensation Committee may amend the ESPP at any time, provided that if stockholder approval is required pursuant to the Code, securities laws or regulations, or the rules or regulations of the securities exchange on which our shares are listed or traded, then no such amendment will be effective unless approved by our stockholders within such time period as may be required. Our board of directors may suspend the ESPP or discontinue the ESPP at any time, including shortening an offering period in connection with a spin-off or similar corporate event. Upon termination of the ESPP, all contributions will cease, all amounts credited to an employee’s account will be equitably applied to the purchase of whole shares then available for sale, and any remaining amounts will be promptly refunded, without interest, to the employees.

Tax Consequences

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of awards under the 2020 Incentive Plan, the purchase of shares under the ESPP and the disposition of shares so acquired and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options under the 2020 Incentive Plan. Holders of ISOs will generally incur no federal income tax liability at the time of grant or upon vesting or exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming the holding period is satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.

No income will be realized by a participant upon grant or vesting of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same excess amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs under the 2020 Incentive Plan. No income will be realized by a participant upon grant or vesting of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock under the 2020 Incentive Plan. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture (i.e., the vesting date), the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

RSUs under the 2020 Incentive Plan. A participant will not be subject to tax upon the grant or vesting of an RSU award. Rather, upon the delivery of shares or cash pursuant to an RSU award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Other Stock or Cash-Based Awards under the 2020 Incentive Plan. A recipient of a payment in stock or in cash pursuant to another stock-based or cash-based award will generally recognize ordinary income in an amount equal to the fair market value of the common stock or cash received. If required, income tax must be withheld on the income recognized by the participant. We will receive a deduction for federal income tax purposes equal to the ordinary income recognized by the participant, subject to the limits of Section 162(m) of the Code.

Dividend Equivalents under the 2020 Incentive Plan. A participant does not realize taxable income at the time of the grant of dividend equivalents, and we are not entitled to a deduction at that time. When a dividend equivalent is paid, the participant recognizes ordinary income and we are entitled to a corresponding deduction, subject to the limits of Section 162(m) of the Code.

423 Offerings under the ESPP. Rights to purchase shares granted under a 423 Offering are intended to qualify for favorable federal income tax treatment available to purchase rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423(b) of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. If the shares are disposed of within two years from the purchase right grant date (i.e., the beginning of the offering period) or within one year from the purchase date of the shares, a transaction referred to as a “disqualifying disposition,” the participant will realize ordinary income in the year of such disposition equal to the difference between the fair market value of the shares on the purchase date and the purchase price. The amount of such ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long-term if the participant holds the shares for more than one year after the purchase date.

If the shares purchased under the ESPP are sold (or otherwise disposed of) more than two years after the purchase right grant date and more than one year after the shares are transferred to the participant, then the lesser of (i) the excess of the sale price of the shares at the time of disposition over the purchase price, and (ii) the excess of the fair market value of the shares as of the purchase right grant date over the purchase price (determined as of the first day of the offering period) will be treated as ordinary income. If the sale price is less than the purchase price, no ordinary income will be reported. The amount of any such ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be long-term capital gain or loss.

We generally will be entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income realized by the participant as a result of such disposition, subject to the satisfaction of any tax reporting obligations and applicable limitations under the Code. In other cases, no deduction is allowed.

Non-423 Offerings under the ESPP. If the purchase right is granted under a Non-423 Offering, then the amount equal to the difference between the fair market value of the shares on the purchase date and the purchase price will be treated as ordinary income at the time of such purchase. In such instances, the amount of such ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long-term if the participant holds the shares for more than one year after the purchase date.

We generally will be entitled to a deduction in the year of purchase equal to the amount of ordinary income realized by the participant as a result of such disposition, subject to the satisfaction of any tax-reporting obligations and applicable limitations under the Code. For U.S. participants, FICA/FUTA taxes will generally be due in relation to ordinary income earned as a result of participation in a Non-423 Offering.

Annual Incentive Plan

In connection with this offering, the Compensation Committee expects to adopt the Rackspace Technology, Inc. Annual Incentive Plan (the “AIP”). The following summary briefly describes the principal features of the AIP and is qualified in its entirety by reference to the full text of the AIP.

The AIP is an annual incentive plan that provides opportunities for cash awards to eligible officers, including named executive officers, and other employees of ours and our subsidiaries, as selected by our Chief Executive Officer and approved by the Compensation Committee. Under the AIP, we may award cash incentives to participants based upon the achievement of performance goals established by the Compensation Committee pursuant to the AIP, which may be based on our performance, including any of our divisions, business units, subsidiaries or lines of business, and/or the individual performance of the participant. The AIP will become effective on January 1, 2021.

The AIP will be administered by the Compensation Committee, with authority to delegate its administrative powers, subject to applicable laws and stock exchange rules. Before April 1 of each calendar year (the “plan year”), the Compensation Committee will establish (i) the potential award amounts expressed as a percentage of the participant’s annual base salary (the “award levels”), including, if applicable, the threshold, target and maximum award level associated with corresponding levels of performance, (ii) the applicable performance goals, and (iii) the weighting of those performance goals, in each case, for the Chief Executive Officer and all other officers whose compensation is approved by the Compensation Committee on an annual basis (such individuals are described in the AIP as “executive officers”). With respect to all other participants, the Compensation Committee will approve the award levels and our performance goals, while the individual performance goals, if any, and the weighting of the performance goals will be established by the Chief Executive Officer or the participant’s supervisor with approval of the Chief Executive Officer.

Our performance goals may be based upon the achievement of certain financial or operational criteria established by the Compensation Committee for each plan year as described in the AIP. As soon as practicable after our audited financial statements are available for each plan year with respect to which awards are outstanding, the Compensation Committee will determine the extent to which our performance goals have been attained for such plan year. The Compensation Committee may make adjustments to the method of calculating the attainment of our performance goals, including adjustments that take into account events such as acquisitions or dispositions, restructuring and/or other nonrecurring charges, currency exchange rate effects, changes in accounting principles, statutory adjustments to corporate taxes, unusual or nonrecurring items, changes in our capitalization due to certain corporate transactions, other extraordinary items and other facts, circumstances or considerations deemed appropriate by the Compensation Committee.

The determination of whether an executive officer has achieved his or her personal performance goals established for a plan year will be made by the Compensation Committee. The determination of whether a participant, other than an executive officer, has achieved his or her personal performance goals will be made by the Chief Executive Officer, subject to the final approval of the Compensation Committee. In addition to such personal performance goals, the Compensation Committee and/or the Chief Executive Officer, as applicable, may apply an individual performance modifier to an award which gives the Compensation Committee and/or the Chief Executive Officer, respectively, the discretion to modify, positively or negatively, (or eliminate) the award payable to any participant based on the participant’s individual performance, subject to a maximum percentage increase above the target award level as established by the Compensation Committee, in its discretion, for each plan year.

Awards for any plan year will be paid in cash, generally as soon as practicable after the Compensation Committee and/or Chief Executive Officer, as applicable, determines that the applicable performance goals were satisfied. A participant must generally be employed on the date an award is paid in order to receive a payment under the AIP for a plan year, subject to certain limited exceptions in the case of a participant’s retirement, death, disability or job elimination as set forth in the AIP or unless otherwise provided in a written agreement between a participant and us or any of our subsidiaries.

Awards are subject to forfeiture and/or repayment to us to the extent required by applicable law, rules or regulations and any policy, guideline or committee charter adopted by us for reasons related to fraud prevention, governance, avoidance of monetary or reputational damage to us and our affiliates or similar considerations.

The Compensation Committee, in its sole discretion, may amend, suspend or terminate the AIP at any time.

Non-Employee Director Compensation

Prior to the consummation of this offering, our board of directors will approve the Rackspace Technology, Inc. Non-Employee Director Compensation Policy (the “Compensation Policy”), to become effective in connection with the consummation of this offering. The Compensation Policy may be subject to review, amendment, or modification by our board of directors, in its discretion. Director compensation under the Compensation Policy is as described below.

Compensation for our non-employee directors consists of a mix of cash and equity-based compensation. Kevin Jones, who serves as an employee director, will not receive any additional compensation for his service as a member of our board of directors. Also, Mr. Sambur and Mr. Sobel, who are employed by an affiliate of Apollo, Mr. Glatt, who is employed by an affiliate of Searchlight, and Mr. St. Jean, who is employed by an affiliate of ABRY, each a stockholder of ours prior to the consummation of this offering, and also serve as directors on our board of directors, will not receive any additional compensation for their service as members of our board of directors.

Annual Compensation

The table below describes the components of compensation for non-employee directors:

Compensation Element	Amount
Annual Cash Retainer	$100,000
Annual Equity Award (Restricted Stock Units Granted Following Each Annual Meeting of Stockholders)(1)	$200,000
Non-Executive Chair Annual Equity Award	$100,000
Additional Annual Retainers(2)
Lead Director Fee (if our CEO of is Chair of our board of directors)	$30,000
Audit Committee Member Fee	$20,000
Compensation Committee Member Fee	$15,000
Nominating and Corporate Governance Committee Member Fee	$15,000

(1)

A non-employee director who joins our board of directors after the date of the Annual Equity Award for the relevant year, will be eligible for a prorated annual equity award following the director’s initial appointment to our board of directors, as provided under the Compensation Policy.

(2)

A non-employee director may only receive one Additional Annual Retainer, regardless of the director’s service on multiple committees or in multiple roles. The Additional Annual Retainer received will be the highest Additional Annual Retainer for which the director is eligible.

Stock Ownership Guideline

Within a period of five years from the date of a non-employee director’s initial appointment or election as a member of our board of directors (other than non-employee directors that are employees of affiliates of Apollo, Searchlight or ABRY), such non-employee director is required to attain ownership of an amount of our common stock with a value equal to at least $350,000 and must maintain such ownership until retirement from our board of directors.

Director Compensation Limit

Under the Compensation Policy and 2020 Incentive Plan, the sum of the grant date value of all equity awards granted and all cash compensation paid by us to each non-employee director as compensation for services as a non-employee director may not exceed $750,000 in any calendar year, provided that such limitation does not apply to any compensation payable in the year of a non-employee director’s initial appointment or election to our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our executive officers and directors (see “Executive Compensation” for a discussion of compensation arrangements for our named executive officers and directors) and the transactions discussed below, there were no transactions, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

Upon the consummation of this offering, we will adopt a written Related Person Transactions Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all material related person transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or audit committee.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Transactions with Executive Officers and Directors

In April 2017, Messrs. Benjamin, Campos, Fonseca and Garber, directors of the Company, and certain former executive officers purchased from the Company a total of 720,000 shares of common stock for an aggregate of approximately $6.0 million.

In May 2017, certain current and former executive officers purchased from the Company a total of 150,000 shares of common stock for an aggregate of approximately $1.3 million.

Rackspace US, entered into a relocation services agreement with RSG in June 2009, pursuant to which RSG provides management services to Rackspace US for purposes of facilitating the relocation of its employees. In June 2019, Rackspace US and RSG entered into an addendum to the relocation services agreement, pursuant to which RSG agreed to purchase Mr. Nair’s home in connection with his relocation to San Antonio, Texas. Rackspace US agreed to provide funds to RSG to cover the amount of equity payments to be disbursed to Mr. Nair, as well as costs associated with acquiring the property. Pursuant to the relocation services agreement, in February 2020, Rackspace US paid RSG approximately $0.3 million with respect to the loss on RSG’s subsequent sale of the home.

Investor Rights Agreements

On November 3, 2016, in connection with the Rackspace Acquisition, we entered into an investor rights agreement with Searchlight and one of the Apollo Funds. Concurrently with the consummation of this offering, we intend to amend and restate such investor rights agreement (as amended and restated, the “SCP Investor Rights Agreement”). The SCP Investor Rights Agreement will provide that, as long as Searchlight and its affiliates continue to hold at least 6,000,000 shares of our common stock (subject to any equitable adjustments), which is an amount equal to 50% of the shares of our common stock that Searchlight originally received in connection with the Rackspace Acquisition (after giving effect to the Stock Split), Searchlight will have the right to (a) nominate one director to our board of directors and (b) designate one director to the boards of directors of certain subsidiaries of the Company so long as Apollo, the Apollo Funds and their respective affiliates appoint any director to such company’s board of directors (or similar body). Searchlight has initially nominated Mr. Glatt, as the Searchlight Board Nominee, to our board of directors, who will serve as a Class III director.

On November 3, 2016, in connection with the Rackspace Acquisition, we entered into an investor rights agreement with an affiliate of ABRY and one of the Apollo Funds (the “Original ABRY Investor Rights Agreement”) and, on November 15, 2017, in connection with the acquisition of Datapipe, we entered into a separate investor rights agreement with an affiliate of ABRY and one of the Apollo Funds (the “Original Datapipe Investor Rights Agreement”). Concurrently with the consummation of this offering, we intend to enter into a new investor rights agreement with one of the Apollo Funds and the affiliates of ABRY that will supersede both of the Original ABRY Investor Rights Agreement and the Original Datapipe Investor Rights Agreement (such new investor rights agreement, the “ABRY Investor Rights Agreement”, and together with the SCP Investor Rights Agreement, the “Investor Rights Agreements”). Pursuant to the ABRY Investor Rights Agreement, as long as affiliates of ABRY continue to hold at least 11,122,514 shares of our common stock (subject to any equitable adjustments), which is an amount equal to 50% of the shares of our common stock that ABRY and certain of its affiliates held at the closing of the acquisition of Datapipe (after giving effect to the Stock Split), ABRY VIII will have the right to nominate one director to our board of directors. ABRY VIII has initially nominated Mr. St. Jean, as the ABRY Board Nominee, to our board of directors, who will serve as a Class III director.

Pursuant to the Investor Rights Agreements, Apollo and its affiliates will have the right, at any time until Apollo and its affiliates, including the Apollo Funds, no longer beneficially own at least 5% of our issued and outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of our outstanding common stock (rounded up to the nearest whole number).

Any vacancy on our board of directors in respect of an Apollo Board Nominee will be filled only by individuals designated by Apollo and its affiliates, including the Apollo Funds, for so long as they beneficially own at least 5% of our issued and outstanding common stock. Any vacancy on our board of directors in respect of the Searchlight Board Nominee or the ABRY Board Nominee will be filled only by an individual designated by Searchlight or ABRY VIII, as applicable, for so long as the ownership of

Searchlight and its affiliates or ABRY and its affiliates, as applicable, exceeds the applicable minimum specified common stock ownership threshold.

In the event that Apollo and its affiliates have nominated less than the total number of Apollo Board Nominees that Apollo and its affiliates are entitled to nominate, Searchlight has not nominated the Searchlight Board Nominee that Searchlight is entitled to nominate or ABRY VIII has not nominated the ABRY Board Nominee that ABRY VIII is entitled to nominate, Apollo and its affiliates, Searchlight or ABRY, as applicable, will have the right, at any time, to nominate such additional nominee(s), and our board of directors will take all necessary actions, whether by increasing the size of our board of directors or otherwise, to effect the election of such additional nominee(s) to fill any existing vacancy or newly-created directorship. To the extent any Apollo Board Nominee, Searchlight Board Nominee or ABRY Board Nominee is not elected as a director at a meeting of our stockholders, Apollo and its affiliates, Searchlight or ABRY VIII, as applicable, will continue to have the right to nominate the Apollo Board Nominee, the Searchlight Board Nominee or the ABRY Board Nominee, as applicable, and our board of directors will take all necessary actions, whether by increasing the size of our board of directors or otherwise, to effect the election of such additional nominee(s) to fill any existing vacancy or newly-created directorship. The Investor Rights Agreements also set forth certain information rights granted to Apollo, Searchlight and ABRY and their respective affiliates.

The Investor Rights Agreements provide that until Apollo and its affiliates, including the Apollo Funds, no longer beneficially own at least 33% of our issued and outstanding common stock, we will not take certain significant actions specified therein without the prior consent of Apollo and its affiliates, including:

•	a change in the size of our board of directors;

•

the incurrence of indebtedness for borrowed money, in a single transaction or a series of related transactions, aggregating to more than $100 million, except for (i) debt under a revolving credit facility that has previously been approved or is in existence on the date of closing of this offering or (ii) intercompany indebtedness;

•

the issuance of additional shares of any class of our capital stock or equity securities exceeding $50 million in any single issuance or an aggregate amount of $100 million during a calendar year (other than any award under any stockholder approved equity compensation plan or intracompany issuance among us and our wholly-owned subsidiaries);

•

other than in the ordinary course of business with vendors, customers and suppliers, the acquisition of equity interests or assets of any other entity, or any business, properties, assets or entities, exceeding $50 million in any single transaction or $100 million in the aggregate in any series of transactions during a calendar year;

•

other than in the ordinary course of business with vendors, customers and suppliers, the disposition of any of our or our subsidiaries’ assets or equity interests, exceeding $50 million in any single transaction or $100 million in the aggregate in any series of transactions during a calendar year;

•	hiring or terminating our Chief Executive Officer or our Chief Financial Officer or designating any new Chief Executive Officer or Chief Financial Officer;

•

merging or consolidating with or into any other entity, or transferring all or substantially all of our or our subsidiaries’ assets, taken as a whole, to another entity, or undertaking any transaction that would constitute a “change of control” as defined in our or our subsidiaries’ credit facilities or note indentures (other than transactions among us and our wholly-owned subsidiaries);

•	undertaking any liquidation, dissolution or winding up of the Company;

•	effecting any material change in the nature of the business of the Company and its subsidiaries, taken as a whole; and

•

amending, modifying or repealing (whether by merger, consolidation or otherwise) any provision of our certificate of incorporation, our bylaws or equivalent organizational documents of our subsidiaries in a manner that adversely affects Apollo and its affiliates.

On November 3, 2016, in connection with the Rackspace Acquisition, the Company and certain affiliates of Apollo entered into an institutional investor rights agreement (the “Co-Invest Investor Rights Agreement”). The Co-Invest Investor Rights Agreement provided an affiliate of Apollo with preemptive rights with respect to certain equity and debt securities issuances and the right to appoint one or more non-voting observers to the board of directors of the Company. The parties to the Co-Invest Investor Rights Agreement have agreed to terminate such agreement effective as of the pricing of this offering.

Management Investor Rights Agreement

On April 7, 2017, we entered into a management investor rights agreement with one of the Apollo Funds and certain members of management that co-invested in the Company. When and as employees acquired stock in the Company pursuant to the Company’s equity incentive plan or by co-investment, they were required to become parties to the management investor rights agreement. The management investor rights agreement included customary provisions which, among other things, in certain cases, (a) provided the Company with repurchase rights and rights of first refusal on sale of shares by management, (b) provided Apollo with “drag-along” rights and (c) provided, as it relates to the non-Apollo stockholders, restrictions on transfer, certain piggy-back registration rights, “tag-along” rights and preemptive rights with respect to certain equity securities issuances. We and the requisite parties to the agreement amended the management investor rights agreement so that the agreement will terminate effective as of the pricing of this offering.

Management Consulting Agreements

In connection with the Rackspace Acquisition, an affiliate of Apollo and Searchlight Capital Partners, L.P. (“Searchlight LP”) (each, a “Management Service Provider,” and together, the “Management Service Providers”) entered into a management consulting agreement with the Company (the “Apollo and SCP Management Consulting Agreement”) relating to the provision of certain management consulting and advisory services by the Management Service Providers to us following the Rackspace Acquisition. In exchange for the provision of such services, we were required to pay a non-refundable quarterly management fee of 1.5% of EBITDA (as defined in the First Lien Credit Agreement) for our prior fiscal quarter to such Management Service Providers, which was divided between them on a pro rata basis in proportion to the respective ownership of shares of the Company by, on the one hand, the Apollo Funds and their affiliates (together with any co-invest vehicle controlled by Apollo), and, on the other hand, Searchlight LP and its affiliates. Each Management Service Provider was permitted, at its sole discretion, to waive or defer, in full or in part, the Company’s payment of the management fee. For the three months ended March 31, 2020, we recorded $2.9 million, and for the years ended December 31, 2017, 2018 and 2019, we recorded $12.0 million, $13.1 million and $11.1 million, respectively, of management fees for Apollo. For the three months ended March 31, 2020, we recorded $0.3 million, and for the years ended December 31, 2017, 2018 and 2019, $1.1 million, $1.1 million and $1.0 million, respectively, of management fees for Searchlight LP. The parties to the Apollo and SCP Management Consulting Agreement have agreed to terminate such agreement effective as of the pricing of this offering, and therefore no management fees will accrue or be payable under the Apollo and SCP Management Consulting Agreement for periods subsequent to the pricing of this offering.

On November 15, 2017, in connection with the Datapipe Acquisition, ABRY Partners, LLC and ABRY Partners II, LLC (together, the “ABRY Service Provider”) entered into a management consulting agreement (the “ABRY Management Consulting Agreement”) with the Company relating to the provision of certain management consulting and advisory services by the ABRY Service Provider to us following the Datapipe Acquisition. In exchange for the provision of such services, we were required to pay to the ABRY Service Provider a non-refundable quarterly management fee equal to 7% of 1.5% of EBITDA (as defined in the First Lien Credit Agreement) for our prior fiscal quarter. The ABRY Service Provider was permitted, at its sole discretion, to waive or defer, in full or in part, the Company’s payment of the management fee. For the three months ended March 31, 2020, we recorded $0.4 million, and for the years ended December 31, 2017, 2018 and 2019, we recorded $0.1 million, $1.0 million and $0.8 million, respectively, of management fees with respect to the ABRY Management Consulting Agreement. The parties to the ABRY Management Consulting Agreement have agreed to terminate such agreement effective as of the pricing of this offering and therefore no management fees will accrue or be payable under the ABRY Management Consulting Agreement for periods after the pricing of this offering.

Registration Rights Agreement

Prior to the consummation of this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Apollo Funds and affiliates of each of Searchlight and ABRY. Subject to several exceptions, including our right to defer a demand registration, shelf registration or underwritten offering under certain circumstances, the Apollo Funds, the Searchlight affiliates and DPH 123, LLC, an ABRY affiliate, may require that we register for public resale under the Securities Act all shares of common stock that they request to be registered at any time following this offering, subject to the restrictions in the lock-up agreements entered into by each of those parties in connection with this offering, so long as the securities being registered in each registration statement or sold in any underwritten offering are reasonably expected to produce aggregate proceeds of at least $66.0 million.

If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least twelve calendar months after the date of this prospectus, the Apollo Funds and the Searchlight affiliates have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. The Apollo Funds and the Searchlight affiliates also have the right to request marketed and non-marketed underwritten offerings using a shelf registration statement, and DPH 123, LLC, the ABRY affiliate, has the right to participate in these underwritten offerings.

We will not be obligated under the Registration Rights Agreement to effectuate more than three demand registrations and underwritten offerings under a shelf registration statement, in the aggregate, for the Searchlight affiliates and more than one demand registration for DPH 123, LLC, the ABRY affiliate, and, without our consent, the Searchlight affiliates and ABRY affiliate will not be able to exercise a demand registration until following the one-year anniversary of this offering.

If we propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities (including for sale by us or at the request of the Apollo Funds, Searchlight affiliates or ABRY affiliates), we will be required to use our reasonable best efforts to offer the parties to the Registration Rights Agreement the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as “piggyback rights”).

All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by stockholders participating in a registration, will be paid by us.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions including blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The Registration Rights Agreement is governed by New York law.

Any sales in the public market of any common stock registrable pursuant to the Registration Rights Agreement could adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price” and “Shares Eligible for Future Sale.”

Transaction Fee Agreements

In connection with the Rackspace Acquisition, an affiliate of Apollo entered into a transaction fee agreement (the “Transaction Fee Agreement”) with the Company relating to the provision of certain transaction services in support of the Rackspace Acquisition and future acquisitions. The Transaction Fee Agreement will be terminated automatically upon the termination of the Apollo and SCP Management Consulting Agreement.

The Transaction Fee Agreement and the Apollo and SCP Management Consulting Agreement together provided that in the event of any acquisition (including of assets or equity interests) of any business or entity by any of us, our direct or indirect subsidiaries, parent entities or controlled affiliates (collectively, the “Company Group”), we were required to pay a fee equal to 1.0% of the aggregate enterprise value paid by the Company Group (or otherwise indicated by the acquisition) to the affiliate of Apollo and Searchlight LP, which was to be divided between them on a pro rata basis in proportion to the respective ownership of shares of the Company by, on the one hand, the Apollo Funds and their affiliates (together with any co-invest vehicle controlled by Apollo), and, on the other hand, Searchlight LP and its affiliates. Each of the affiliate of Apollo and Searchlight LP was permitted, at its sole discretion, to waive or defer, in full or in part, payment of any such transaction fee due to it, respectively.

Further, the ABRY Management Consulting Agreement described above provided that in the event of any acquisition (including of assets or equity interests) of any business or entity by any member of the Company Group, we were required to pay to ABRY a fee equal to 1.0% of the aggregate enterprise value paid by the Company Group (or otherwise indicated by the acquisition).

For the years ended December 31, 2017, 2018 and 2019, we recorded $8.9 million, $0.7 million and $3.3 million, respectively, of fees with respect to the transaction fee agreements. The parties to each of the Transaction Fee Agreement, the Apollo and SCP Management Consulting Agreement and the ABRY Management Consulting Agreement have agreed to terminate each of the agreements effective as of the pricing of this offering and therefore no transaction fees will be payable under any of these agreements after the pricing of this offering.

Datapipe Merger Agreement

On September 6, 2017, we entered into an Agreement and Plan of Merger (the “Datapipe Merger Agreement”) with certain of our direct and indirect subsidiaries, DPH 123, LLC (formerly known as

Datapipe Holdings, LLC), Datapipe Parent, Inc. and certain key stockholders, pursuant to which we acquired Datapipe.

In addition, the Datapipe Merger Agreement provides that we will be required to issue additional shares of our common stock to an affiliate of ABRY if certain conditions are satisfied on any “Measurement Date,” as defined in the Datapipe Merger Agreement. A Measurement Date is each date following the occurrence of either (a) a “change of control” of the Company or (b) the closing date of our initial public offering on which Apollo and its affiliates (including the Apollo Funds) receive cash distributions, cash proceeds and/or marketable securities of the Company and on which our common stock is listed on Nasdaq, the New York Stock Exchange or another exchange reasonably acceptable to Apollo and is freely tradeable (without violating any lock-up agreements (including those entered into in connection with this offering), other contractual restrictions and federal, state or local securities laws). For this purpose, a “change of control” means (i) that a person, entity or group, other than Apollo and its affiliates (including the Apollo Funds), becomes the beneficial owner of at least 35% of the voting power of securities of the Company and beneficially owns more than the voting power beneficially owned by Apollo and its affiliates (including the Apollo Funds) or (ii) a sale of all or substantially all of the Company’s assets.

The number of shares that we may be obligated to issue to an affiliate of ABRY on a Measurement Date (the “Additional Datapipe Equity Consideration”) is equal to, without duplication:

•	if the multiple of invested capital on such Measurement Date (the “MOIC”) exceeds 2.0x, 2,665,935 shares of our common stock;

•	if the MOIC exceeds 3.0x, 5,331,870 shares of our common stock;

•	if the MOIC exceeds 4.0x, 7,997,805 shares of our common stock; and

•	if the MOIC exceeds 4.5x, 10,663,741 shares of our common stock;

reduced, in each case, by the number of shares of common stock previously issued as Additional Datapipe Equity Consideration, and subject, in each case, to adjustment for stock splits, stock dividends, recombinations, reclassifications and similar equitable adjustments. The maximum number of shares of common stock issuable as Additional Datapipe Equity Consideration will not exceed 10,663,741 shares in the aggregate, subject to the adjustments described above.

For the purpose of calculating the Additional Datapipe Equity Consideration, the MOIC is defined as the ratio of (A) the value of all cash proceeds, cash distributions or shares of our common stock received by Apollo and its affiliates (including the Apollo Funds) in respect of their ownership in the Company to (B) the invested capital of Apollo and its affiliates (including the Apollo Funds) in the Company. The value of our shares of common stock received by Apollo and its affiliates (including the Apollo Funds) is determined by multiplying the number of shares of common stock held by Apollo and its affiliates on such Measurement Date by the volume weighted average trading price of our common stock over the 30 consecutive trading days immediately preceding any such Measurement Date. As of the date of this prospectus, Apollo and its affiliates (including the Apollo Funds) have invested capital of approximately $1.08 billion in the Company and have not received any cash proceeds or cash distributions in respect of their ownership in the Company.

To the extent any shares issuable as Additional Datapipe Equity Consideration on a Measurement Date would have been entitled to any cash dividends if delivered as of the closing of the Datapipe Acquisition, we would also be obligated to pay the equivalent dividends (in the form of either cash or additional shares of our common stock) on shares. We have not paid any cash dividends in respect of our common stock since the closing of the Datapipe Acquisition. As of the date of this prospectus, no Additional Datapipe Equity Consideration or dividends have been issued or paid to the ABRY affiliate.

Subject to the limitations described above, the Additional Datapipe Equity Consideration may become issuable in the future based on the trading price of our common stock, regardless of whether the Apollo Funds sell any shares of our common stock or whether we declare or pay any dividends.

Arranger Fees

On June 21, 2017, we raised an additional $100.0 million of incremental borrowings under the Term Loan Facility. In connection with the $100.0 million of incremental borrowings, we paid an affiliate of Apollo approximately $0.1 million in arranger fees.

On November 15, 2017, in connection with the Datapipe Acquisition, we raised an additional $800.0 million of incremental borrowings under the Term Loan Facility. In connection with the $800.0 million of incremental borrowings, we paid an affiliate of Apollo approximately $0.9 million in arranger fees.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of July 20, 2020, after giving effect to the Stock Split, by:

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of either class of our common stock;

•	each of our named executive officers at the end of fiscal year 2019;

•	each of our current directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is 1 Fanatical Place, City of Windcrest, San Antonio, TX 78218.

	Shares of Common Stock Beneficially Owned Before the Offering		Shares of Common Stock Beneficially Owned After the Offering Assuming Underwriters’ Option is Not Exercised		Shares of Common Stock Beneficially Owned After the Offering Assuming Underwriters’ Option is Exercised
	Number	Percent	Number	Percent	Number	Percent
5% Stockholders
Apollo Funds(1)	129,609,000	78.3%
ABRY(2)(3)	22,245,029	13.4%
DPH 123, LLC(2)	12,453,029	7.5%
ACE Investment Holdings, LLC(3)	9,792,000	5.9%
Searchlight(4)	12,000,000	7.2%
Named Executive Officers and Directors
Kevin Jones(5)	246,360	*
Dustin Semach(6)	39,996	*
Subroto Mukerji(7)	55,992	*
Sid Nair(8)	63,996	*
Vikas Gurugunti	—	—
Susan Arthur	—	—
Jeffrey Benjamin	265,536	*
Timothy Campos	49,212	*
Dhiren Fonseca	210,096	*
Mitch Garber(9)	293,472	*
Darren Glatt(10)	—	—
Brian St. Jean(11)	—	—
David Sambur(12)	—	—
Aaron Sobel(12)	—	—
All current directors and executive officers as a group (20 persons)(13)	1,547,689	*

*	Less than 1%.
(1)

Represents 69,609,000 shares of our common stock held of record by AP Inception Co-Invest, L.P. and 60,000,000 shares of our common stock held of record by AP VIII Inception Holdings, L.P. (the “Apollo Funds”). The Apollo Funds are investment funds managed by affiliates of Apollo Management, L.P. (“Apollo Management”), an investment adviser registered with the SEC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control of the shares of common stock held of record by the Apollo Funds. The address of the Apollo Funds is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of each of Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)

DPH 123, LLC is the record holder of the common stock reported herein. Representatives of ABRY Partners VII, L.P., ABRY Partners VII Co-Investment Fund, L.P., ABRY Senior Equity III, L.P., ABRY Senior Equity III Co-Investment Fund, L.P., ABRY Advanced Securities Fund, L.P., ABRY Advanced Securities Fund II, L.P. and ABRY Investment Partnership, L.P. (collectively the “ABRY Funds”) are entitled to a majority of the votes at any meeting of the board of directors of DPH 123, LLC. The ABRY Funds are investment funds managed by ABRY Partners, LLC and ABRY Partners II, LLC (collectively “ABRY”), investment advisors registered with the SEC. Royce Yudkoff, as managing member of ABRY Partners, LLC, has the right to exercise investment and voting power on behalf of ABRY Senior Equity III, L.P., ABRY Senior Equity III Co-Investment Fund, L.P., Advanced Securities Fund, L.P., ABRY Advanced Securities Fund II, L.P. and ABRY Investment Partnership, L.P. Peggy Koenig and Jay Grossman, as equal members of ABRY Partners II, LLC, have the right to exercise investment and voting power on behalf of ABRY Partners VII, L.P., and ABRY Partners VII Co-Investment Fund, L.P. The address of ABRY is 888 Boylston Street, Suite 1600, Boston, Massachusetts 02199.

(3)

ACE Investment Holdings, LLC is the record holder of the common stock reported herein. The board of directors of ACE Investment Holdings, LLC consists of representatives of ABRY Partners VIII, L.P., ABRY Partners VIII Co-Investment Fund, L.P., and ABRY Investment Partnership, L.P. These investment funds are also managed by ABRY. Royce Yudkoff, as managing member of ABRY Partners, LLC, has the right to exercise investment and voting power on behalf of ABRY Investment Partnership, L.P. Peggy Koenig and Jay Grossman, as equal members of ABRY Partners II, LLC, have the right to exercise investment and voting power on behalf of ABRY Partners VIII, L.P. and ABRY Partners VIII Co-Investment Fund, L.P. The address of ABRY is 888 Boylston Street, Suite 1600, Boston, Massachusetts 02199.

(4)

Consists of 5,968,451 shares of common stock held by Searchlight Capital II, L.P. and 6,031,549 shares of common stock held by Searchlight Capital II PV, L.P. As members of the board of managers of Searchlight Capital Partners II GP, LLC, which have the power to vote or dispose of the securities indirectly held by Searchlight Capital II, L.P. and Searchlight Capital II PV, L.P., Erol Uzumeri, Eric Zinterhofer and Oliver Haarmann may be deemed to have shared voting and investment power with respect to such securities. The address for Searchlight is 745 Fifth Avenue, 27th Floor, New York, New York 10151.

(5)	Includes options to purchase 159,996 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.
(6)	Includes options to purchase 39,996 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.
(7)	Includes options to purchase 55,992 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.
(8)	Includes options to purchase 63,996 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.
(9)	Includes options to purchase 53,472 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(10)

Darren Glatt is a partner of Searchlight Capital Partners, L.P. Mr. Glatt disclaims beneficial ownership of any of the common stock held by Searchlight Capital II, L.P. and Searchlight Capital II PV, L.P. The address of Mr. Glatt is 745 Fifth Avenue, 27th Floor, New York, New York 10151.

(11)

Brian St. Jean is affiliated with ABRY or its affiliated investment managers and advisors. Mr. St. Jean disclaims beneficial ownership of the shares of common stock that are beneficially owned by DPH 123, LLC and ACE Investment Holdings, LLC, which are controlled by investment funds that are managed by ABRY. The address of Mr. St. Jean is c/o ABRY Partners, LLC, 888 Boylston Street, Suite 1600, Boston, Massachusetts 02199.

(12)

David Sambur and Aaron Sobel are each affiliated with Apollo or its affiliated investment managers and advisors. Messrs. Sambur and Sobel each disclaim beneficial ownership of the shares of common stock that are beneficially owned by the Apollo Funds. The address of Messrs. Sambur and Sobel is c/o Apollo Global Management, Inc., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(13)	Includes options to purchase 515,712 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws, each of which will become effective prior to the consummation of this offering, and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, our bylaws and the Delaware General Corporation Law, or the DGCL.

General

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our capital stock will consist of 1,500,000,000 authorized shares, of which 1,495,000,000 shares, par value $0.01 per share, will be designated as “common stock” and 5,000,000 shares, par value $0.01 per share, will be designated as “preferred stock.” Immediately prior to this offering, there were 165,557,382 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights.    The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders generally.

Dividend Rights.    Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.

Liquidation Rights.    Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any the outstanding preferred stock, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations.

Other Matters.    Holders of our common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may designate and issue in the future.

Preferred Stock

Pursuant to our certificate of incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations, voting rights (full, limited or no voting rights), powers, preferences, participating, optional or other special rights (if any) and any qualifications, limitations or restrictions thereof, of each series as our board of directors from time to time may adopt by resolution (and without further stockholder approval). Each series of preferred stock will consist of an authorized number of shares as will be stated and expressed in the certificate of designations providing for the creation of the series.

Composition of Board of Directors; Election and Removal of Directors

In accordance with our certificate of incorporation and our bylaws, the number of directors comprising our board of directors is determined from time to time exclusively by our board of directors;

provided that the number of directors shall not be less than three and shall not exceed 15. Our certificate of incorporation will provide for a board of directors divided into three classes (each as nearly as equal as possible and with directors in each class serving staggered three-year terms), initially consisting of three directors in Class I, three directors in Class II and four directors in Class III. See “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Classified Board of Directors.”

Under our Investor Rights Agreements, Apollo and its affiliates have the right, but not the obligation, at any time until Apollo and its affiliates, including the Apollo Funds, no longer beneficially own at least 5% of our issued and outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of our outstanding common stock (rounded up to the nearest whole number). We refer to the directors nominated by Apollo and its affiliates based on such percentage ownership as the “Apollo Board Nominees.” Under the SCP Investor Rights Agreement, Searchlight has the right, but not the obligation, to nominate one person to serve as a director as long as Searchlight and its affiliates’ ownership of our common stock exceeds a specified threshold. We refer to the director nominated by Searchlight based on such threshold as the “Searchlight Board Nominee.” Under the ABRY Investor Rights Agreement, ABRY VIII has the right, but not the obligation, to nominate one person to serve as a director as long as ABRY and its affiliates’ ownership of our common stock exceeds a specified threshold. We refer to the director nominated by ABRY based on such threshold as the “ABRY Board Nominee.” See “Certain Relationships and Related Party Transactions—Investor Rights Agreements.”

Each director is to hold office for a three year term and until the annual meeting of stockholders for the election of the class of directors to which such director has been elected and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any vacancy on our board of directors (other than in respect of an Apollo Board Nominee, the Searchlight Board Nominee or the ABRY Board Nominee) will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Any vacancy on our board of directors in respect of an Apollo Board Nominee will be filled only by individuals designated by Apollo and its affiliates, including the Apollo Funds, for so long as they beneficially own at least 5% of our issued and outstanding common stock. Any vacancy on our board of directors in respect of the Searchlight Board Nominee or the ABRY Board Nominee will be filled only by an individual designated by Searchlight or ABRY VIII, as applicable, for so long as the ownership of Searchlight and its affiliates or ABRY and its affiliates, as applicable, exceeds the applicable common stock ownership threshold. See “Certain Relationships and Related Party Transactions—Investor Rights Agreements.”

At any meeting of our board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes, except that if Apollo and its affiliates, including the Apollo Funds, beneficially own at least 5% of our issued and outstanding common stock and there is at least one member of our board of directors who is an Apollo Board Nominee, then at least one director that is an Apollo Board Nominee must be present for there to be a quorum unless each Apollo Board Nominee waives his or her right to be included in the quorum at such meeting.

Certain Corporate Anti-takeover Provisions

Certain provisions in our certificate of incorporation, bylaws and Investor Rights Agreements summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, the powers, preference, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors in each class serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, as described above in “—Composition of Board of Directors; Election and Removal of Directors.”

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that from and after the time Apollo and its affiliates, including the Apollo Funds, cease to beneficially own, in the aggregate, at least 50.1% of the voting power of our outstanding common stock, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. For so long as at least 5% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Funds, any vacancy on our board of directors in respect of an Apollo Board Nominee will only be filled by individuals designated by Apollo and its affiliates, including the Apollo Funds. For so long as Searchlight and its affiliates continue to hold at least 6,000,000 shares of our common stock (subject to any equitable adjustments), which is an amount equal to 50% of the shares of our common stock that Searchlight originally received in connection with the Rackspace Acquisition (after giving effect to the Stock Split), any vacancy on our board of directors in respect of the Searchlight Board Nominee will only be filled by an individual designated by Searchlight. For so long as affiliates of ABRY continue to hold at least 11,122,514 shares of our common stock (subject to any equitable adjustments), which is an amount equal to 50% of the shares of our common stock ABRY and certain of its affiliates held at the closing of the acquisition of Datapipe (after giving effect to the Stock Split), any vacancy on our board of directors in respect of the ABRY Board Nominee will only be filled by an individual designated by ABRY VIII. Any other vacancy on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, as described above in “—Composition of Board of Directors; Election and Removal of Directors.”

No Cumulative Voting

Under our certificate of incorporation, stockholders do not have the right to cumulative votes in the election of directors.

Special Meetings of Stockholders

Our certificate of incorporation provides that if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Funds, special meetings of the stockholders may be called only by the chairman of the board of directors or by the secretary at the direction of a majority of the directors then in office. For so long as at least 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Funds, special meetings may also be called by the secretary at the written request of the holders of a majority of the voting power of the then outstanding common stock. The business transacted at any special meeting will be limited to the proposal or proposals included in the notice of the meeting.

Stockholder Action by Written Consent

Subject to the rights of the holders of one or more series of our preferred stock then outstanding, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders; provided, that prior to the time at which Apollo and its affiliates, including the Apollo Funds, cease to beneficially own at least 50.1% of the voting power our outstanding common stock, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered in accordance with applicable Delaware law.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders who are seeking to bring business before an annual meeting of stockholders and stockholders (other than Apollo and its affiliates, including the Apollo Funds, Searchlight and ABRY) who are seeking to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not earlier than the close of business on the 120th day and not later than the close of business of the 90th day prior to the first anniversary of the preceding year’s annual meeting of our stockholders; provided, that in the event that the date of such meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the 90th day prior to such meeting or, if the first public announcement of the date of such meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

All of the foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our certificate of incorporation will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions will not apply to any business combination between Apollo and any affiliate thereof, including the Apollo Funds, or their direct and indirect transferees, on the one hand, and us, on the other. In addition, such restrictions will not apply if:

•

a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that it ceases to be an interested stockholder and (ii) within the three-year period immediately prior to the business combination between the Company and such stockholder, would not have been an interested stockholder but for the inadvertent acquisition of ownership; or

•

the business combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under the certificate of incorporation of, a proposed transaction that (i) constitutes one of the transactions described in the proviso of this sentence, (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of our board of directors and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors; provided that the proposed transactions are limited to (x) a merger or consolidation of the Company (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Company is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any wholly owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Company; provided further that the Company will give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) above.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•

before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally does not include Apollo and any affiliate thereof or their direct and indirect transferees.

This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amendment of Our Certificate of Incorporation

Under Delaware law, our certificate of incorporation may be amended only with the affirmative vote of holders of at least a majority of the outstanding stock entitled to vote thereon.

Notwithstanding the foregoing, our certificate of incorporation provides that, from and after the time Apollo and its affiliates, including the Apollo Funds, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required by applicable law, our certificate of incorporation or bylaws, the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, is required to alter, amend or repeal the following provisions of our certificate of incorporation:

•

the provision authorizing the board of directors to designate one or more series of preferred stock and, by resolution, to provide the rights, powers and preferences, and the qualifications, limitations and restrictions thereof, of any series of preferred stock;

•

the provisions providing for a classified board of directors and the number of the directors, establishing the term of office of directors, setting forth the quorum of any meeting of the board of directors, relating to the removal of directors, specifying the manner in which vacancies on the board of directors and newly created directorships may be filled and relating to any voting rights of preferred stock;

•	the provisions authorizing our board of directors to make, alter, amend or repeal our bylaws;

•	the provisions regarding the calling of special meetings and stockholder action by written consent in lieu of a meeting;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provisions providing for indemnification and advance of expenses of our directors and officers;

•	the provisions regarding competition and corporate opportunities;

•

the provision specifying that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will be the sole and exclusive forum for intra-corporate disputes and the federal district courts of the United States will be the exclusive forum for causes of actions arising under the Securities Act;

•	the provisions regarding entering into business combinations with interested stockholders;

•

the provision requiring that, from and after the time Apollo and its affiliates, including the Apollo Funds, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments to specified provisions of our certificate of incorporation require the affirmative vote of 66 2/3% in voting power of our outstanding stock, voting as a single class; and

•

the provision requiring that, from and after the time Apollo and its affiliates, including the Apollo Funds, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments by the stockholders to our bylaws require the affirmative vote of 66 2/3% in voting power of our outstanding stock, voting as a single class.

Amendment of Our Bylaws

Our bylaws provide that they can be amended by the vote of the holders of shares constituting a majority of the voting power or by the vote of a majority of the board of directors. However, our certificate of incorporation provides that, from and after the time Apollo and its affiliates, including the Apollo Funds, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required under our certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting as a single class, is required for the stockholders to alter, amend or repeal any provision of our bylaws or to adopt any provision inconsistent therewith.

Certain Matters that Require Consent of Our Stockholders

The Investor Rights Agreements provide that until Apollo and its affiliates, including the Apollo Funds, no longer beneficially own at least 33% of our issued and outstanding common stock, we will not take certain significant actions specified therein without the prior consent of Apollo and its affiliates, including, but not limited to:

•

other than in the ordinary course of business with vendors, customers and suppliers, acquisition of equity interests or assets of any other entity, or any business, properties, assets or entities, exceeding $50 million in any single transaction or $100 million in the aggregate in any series of transactions during a calendar year;

•

other than in the ordinary course of business with vendors, customers and suppliers, disposition of any of our or our subsidiaries’ assets or equity interests, exceeding $50 million in any single transaction or $100 million in the aggregate in any series of transactions during a calendar year; and

•

merging or consolidating with or into any other entity, or transferring all or substantially all of the Company’s or our subsidiaries’ assets, taken as a whole, to another entity, or undertaking any transaction that would constitute a “change of control” as defined in our or our subsidiaries’ credit facilities or note indentures (other than transactions among us and our wholly-owned subsidiaries). See “Certain Relationships and Related Party Transactions—Investor Rights Agreements.”

The provisions of the DGCL, our certificate of incorporation, our bylaws and our Investor Rights Agreements could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent, or other representative of Apollo, Searchlight or ABRY or their respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo, Searchlight or ABRY or their respective affiliates and representatives, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that such individual has directed to Apollo, Searchlight or ABRY or their respective affiliates and representatives, as applicable. As of the date of this prospectus, this provision of our certificate of incorporation relates only to the directors nominated by the Apollo Funds, Searchlight or ABRY.

Exclusive Forum Selection

Unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws; or

•	any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine,

in each such case subject to the Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants.

Notwithstanding the foregoing, the provisions of the foregoing paragraph will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal district courts of the United States have exclusive jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or the rules and regulations thereunder. Our certificate of incorporation further provides that the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the foregoing forum selection provisions. However, the enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether other courts would enforce the exclusive forum provisions in our certificate of incorporation. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the forum selection clause in our certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by the DGCL. The DGCL provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived an improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor any provision of our certificate of incorporation that is inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Listing

We have applied to list our shares of common stock on Nasdaq under the symbol “RXT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.”

Sale of Restricted Shares

Upon the completion of this offering, we will have an aggregate of              shares of common stock (or              shares if the underwriters exercise their option to purchase additional shares in full) outstanding, excluding 25,178,352 shares of common stock underlying outstanding options and RSUs and the shares of common stock underlying the CFO IPO Grant. Of these shares,                  shares of common stock, including all of the shares of common stock to be sold in this offering (or              shares if the underwriters exercise their option to purchase additional shares in full), will be freely tradable without restriction unless the shares are held by any of our “affiliates,” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed “restricted securities,” as such term is defined under Rule 144.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately 164,886,006 shares of our common stock will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period, subject to the holding period, volume and other restrictions of Rule 144. Goldman Sachs & Co. LLC is entitled to waive these lock-up provisions in its discretion prior to the expiration date of such lock-up agreements.

Lock-up Agreements

We, the Apollo Funds, Searchlight, affiliates of ABRY and all of our directors and executive officers, who collectively hold substantially all of our issued and outstanding common stock, have agreed not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see “Underwriting (Conflict of Interest)” for a description of these lock-up provisions. Goldman Sachs & Co. LLC, in its sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements, subject to applicable notice requirements.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by Nasdaq during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Options

Upon the completion of this offering, options to purchase an aggregate of 24,725,004 shares of our common stock will be outstanding, of which options to purchase              shares will have met the time-based requirements of the applicable vesting schedule. During the period the options are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock underlying the options upon the exercise of the options.

Restricted Stock Units

Upon the completion of this offering, there will be 453,348 shares of our common stock issuable upon the vesting of outstanding RSUs (excluding the shares of our common stock issuable under the CFO IPO Grant). During the period the RSUs are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock underlying the RSUs.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register our common stock issuable under the 2017 Incentive Plan, the 2020 Incentive Plan and the ESPP. This registration statement on Form S-8 is expected to be filed following the effectiveness of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above. For the avoidance of doubt, unless such shares held by the Apollo Funds, Searchlight, affiliates of ABRY or our directors and executive officers, such shares are not subject to the lock-up restrictions described above.

Registration Rights

Following this offering and subject to the lock-up agreements, the Apollo Funds, Searchlight and affiliates of ABRY will be entitled to certain rights with respect to the registration of the sale of their shares of common stock under the Securities Act. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” After such registration, these shares of common stock will become freely tradable without restriction under the Securities Act, except for shares purchased by affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined herein) with respect to the ownership and disposition of our common stock issued pursuant to this offering. The following discussion is based upon current provisions of the Code, U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses beneficial owners of our common stock that hold such common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, regulated investment companies, real estate investment trusts, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, former citizens or former long-term residents of the United States, and Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our common stock are urged to consult their own tax advisors.

Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our common stock.

Distributions

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold at the applicable rate on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion, if any, of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under the treaty. Special certifications and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals for U.S. federal income tax purposes. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•

we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax as described in “—U.S. Trade or Business Income” below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will, nonetheless, not be subject to tax as U.S. trade or business income if your holdings (direct and indirect, taking into account certain constructive ownership rules) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A)(i) such income or gain is effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States and such treaty requires, such income or gain is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our common stock and your holding period for our common stock (subject to the exception set forth above in the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Common Stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, you are subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends). The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

FATCA currently applies to dividends made in respect of our common stock. Proposed Treasury regulations, the preamble to which states that they can be relied upon until final regulations are issued, exempt from FATCA proceeds on dispositions of stock. To avoid withholding on dividends, Non-U.S. Holders may be required to provide the Company (or its withholding agents) with applicable tax forms or other information. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING (CONFLICT OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Evercore Group L.L.C.
Barclays Capital Inc.
BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
LionTree Advisors LLC
Siebert Williams Shank & Co., LLC
Drexel Hamilton, LLC
Apollo Global Securities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $         per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them.

Commissions and Discounts

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) up to $        .

Listing

We have applied to list our common stock on Nasdaq under the trading symbol “RXT.”

Lock-Up Agreements

We, the Apollo Funds, Searchlight, affiliates of ABRY and all of our directors and executive officers, who collectively hold substantially all of our issued and outstanding common stock, have agreed that, without the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, or any options or warrants to purchase any shares of common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

or publicly disclose the intention to do any of the foregoing, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The lock-up agreement applicable to the Company is subject to certain specified exceptions, including: (i) shares of common stock to be sold in this offering, (ii) issuances of common stock by the Company upon the conversion or exchange of convertible or exchangeable securities existing on the date of such agreement, (iii) any issuance of common stock, options by the Company to purchase shares of common stock, including nonqualified stock options and incentive stock options, and other equity incentive compensation, including restricted stock or restricted stock units stock appreciation rights, dividend equivalents and stock-based awards, pursuant to equity plans or similar plans described herein, (iv) any issuances of common stock upon the exercise of options or the settlement of restricted stock units or other equity compensation described in clause (iii) above granted under such equity plans or similar plans described herein, or under equity plans or similar plans of companies acquired by the Company in effect on the date of acquisition, (v) the filing by the Company of any registration statement on Form S-8 relating to the offering of securities pursuant to the terms of such equity plans or similar plans, (vi) issuances of common stock by the Company or securities convertible into shares of common stock in connection with an acquisition or business combination, provided that the aggregate number of shares of common stock issued pursuant to this clause (vi) during the lock-up period shall not exceed 5% of the total number of shares of common stock issued and outstanding on the closing date of this offering and (vii) the issuance of shares of common stock pursuant to the Datapipe Merger Agreement, provided that, in the case of any issuance pursuant to (vi) and (vii), the transferee or distribute agrees in writing to be bound by the lock-up restrictions.

The lock-up agreement applicable to the Apollo Funds, Searchlight, affiliates of ABRY and all of our directors and executive officers is subject to certain specified exceptions, including: (i) bona fide gifts; (ii) transfers to any trust for the direct or indirect benefit of the lock-up signatory or the immediate family of the lock-up signatory; (iii) transfers by will or intestacy; (iv) transfers to a partnership, limited liability company or other entity in which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all the outstanding equity securities or similar interests; (v) transfers by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; (vi) open market transactions after the completion of the offering or transfers to the underwriters of this offering; (vii) (A) the exercise of stock options solely with cash granted pursuant to equity incentive plans described herein, and the receipt by the lock-up signatory from the Company of shares of common stock upon such exercise; (B) transfers to the Company upon the “net” or “cashless” exercise of stock options or other equity awards granted pursuant to equity incentive plans described herein; (C) transfers for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to any award of equity-based compensation granted pursuant to our equity incentive plans; or (D) forfeitures to the Company to satisfy tax withholding requirements of the lock-up party or the Company upon the vesting, during the lock-up period, of equity based awards granted under equity incentive plans or pursuant to other stock purchase arrangements, in each case as described herein; (viii) a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock; (ix) transfers to the Company in connection with the repurchase by the Company of shares of common stock or other securities pursuant to a repurchase right arising upon the termination of a lock-up signatory’s employment with the Company; (x) the establishment of a trading plan pursuant to Rule 10b5-1 of the Exchange Act; (xi) if the holder is a corporation, partnership or limited liability company, (A) distributions to partners, limited liability company members, stockholders or holders of similar interests or (B) transfers to affiliates (as defined in Rule 405 of the Securities Act); (xii) transfers to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other similar arrangement relating to a financing arrangement between such third parties (or their affiliates or designees) and the lock-up party and/or its affiliates; (xiii) transfers pursuant to a bona fide loan or pledge and as a grant or maintenance of a bona fide lien, security interest, pledge or other similar encumbrance in connection with a loan to the lock-up party, including those that are in effect on the date of such agreement and has been disclosed to Goldman Sachs & Co. LLC, subject to certain restrictions; and (xiv) transfers to the lock-up party’s employer or any affiliate of the lock-up party’s employer as compensation in his or her capacity as a member of the Company’s board of directors; provided that, in the case of any transfer or distribution pursuant to (i) through (v), (vii), (xi) and (xiv), the transferee or distribute agrees in writing to be bound by the lock-up restrictions.

Goldman Sachs & Co. LLC, in its sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, subject to applicable notice requirements.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock in the open market to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and the Apollo Funds, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. In addition, certain of the underwriters or their respective affiliates are lenders under our Term Loan Facility. Certain of the underwriters or their affiliates may own, or manage accounts that own, our 8.625% Senior Notes. As a result, certain of the underwriters or their affiliates may receive a portion of the proceeds from this offering as a result of us repaying, redeeming, retiring or repurchasing a portion of our Term Loan Facility or the 8.625% Senior Notes.

Conflict of Interest

Apollo Global Securities, LLC, an affiliate of Apollo, is an underwriter in this offering. Affiliates of Apollo beneficially own in excess of 10% of our issued and outstanding common stock. As a result,

Apollo Global Securities, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121, and this offering will be conducted in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Apollo Global Securities, LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of shares may be made to the public in that Relevant State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of common stock. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106

Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is:

(a)

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable within six months after that corporation or that trust has acquired shares of our common stock under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	where the transfer is by operation of law.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Rackspace Technology, Inc. (formerly known as Rackspace Corp.) as of December 31, 2019 and December 31, 2018 and for each of the three years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In connection with this offering, PricewaterhouseCoopers LLP (“PwC”) completed an independence assessment to evaluate the services and relationships with the Company and its affiliates that may bear on PwC’s independence under the SEC and the PCAOB (United States) independence rules for the audit period commencing January 1, 2017.

PwC informed the Company’s Audit Committee that from January 2017 to March 2020 its U.S. member firm and certain member firms within PricewaterhouseCoopers International Limited, each of which is a separate legal entity, had performed non-audit services for Apollo and for certain foreign subsidiaries of companies owned by funds affiliated with Apollo (“Apollo PortCo Subs”). PwC identified independence violations as follows, relating to certain activities undertaken in connection with: (i) non-audit services provided to Apollo and four Apollo PortCo Subs deemed to be prohibited management functions pursuant to Rule 2-01(c)(4)(vi) of Regulation S-X under the SEC’s auditor independence rules, (ii) non-audit services provided to two Apollo PortCo Subs deemed to be prohibited expert services for the purpose of advocating an audit client’s interest in an administrative proceeding in violation of Rule 2-01(c)(4)(x) of Regulation S-X, and (iii) non-audit services provided to one Apollo PortCo Sub deemed to be prohibited legal services in violation of Rule 2-01(c)(4)(ix) of Regulation S-X.

PwC informed the Audit Committee that PwC maintained objectivity and impartiality on all issues encompassed within its audits of the Company’s consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2017, 2018 and 2019 in consideration of the mitigating factors, including:

•

the non-audit services provided to Apollo and the applicable Apollo PortCo Subs are immaterial to Apollo (considering both qualitative and quantitative factors) and unrelated to the Company (other than being owned by funds affiliated with Apollo);

•	the non-audit services had no impact on the Company’s consolidated financial statements and were not subject to PwC’s audits;

•	PwC’s audit team for the Company had not been previously aware of the non-audit services and was not involved in the provision of such services;

•	the non-audit services were all terminated prior to the commencement of the PCAOB professional engagement period of March 10, 2020; and

•	the fees associated with the non-audit services were not material to Apollo, the Company or PwC.

After considering the facts and circumstances, the Audit Committee concurred with PwC’s conclusion that, for the reasons described above, the impermissible services did not impair PwC’s objectivity and impartiality with respect to the planning and execution of the audits of the Company’s consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2017, 2018 and 2019 and that no reasonable investor would conclude otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

After we have completed this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website (www.rackspace.com) once this offering is completed. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Rackspace Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rackspace Technology, Inc. (formerly known as Rackspace Corp.) and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Austin, Texas

May 6, 2020, except for the effects of the stock split discussed in Note 1 to the consolidated financial statements, as to which the date is July 20, 2020

We have served as the Company’s auditor since 2017.

RACKSPACE TECHNOLOGY, INC.

(formerly known as Rackspace Corp.)

CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)	December 31, 2018	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$254.3	$83.8
Accounts receivable, net of allowance for doubtful accounts and accrued customer credits of $10.5 and $17.0, respectively	260.5	350.3
Prepaid expenses	55.0	76.2
Other current assets	44.5	33.4

Total current assets	614.3	543.7
Property, equipment and software, net	927.0	727.8
Goodwill, net	2,474.7	2,745.8
Intangible assets, net	1,930.9	1,817.4
Operating right-of-use assets	—	308.3
Other non-current assets	164.5	129.4

Total assets	$6,111.4	$6,272.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$233.5	$260.4
Accrued compensation and benefits	129.3	128.5
Deferred revenue	57.4	66.6
Debt	34.0	29.0
Accrued interest	40.0	36.0
Operating lease liabilities	—	58.3
Financing obligations	26.0	42.9
Capital lease obligations	17.0	—
Other current liabilities	28.3	50.2

Total current liabilities	565.5	671.9
Non-current liabilities:
Debt	3,927.6	3,844.3
Operating lease liabilities	—	256.5
Financing obligations	290.0	86.4
Capital lease obligations	4.3	—
Deferred income taxes	362.4	326.9
Other non-current liabilities	53.8	187.6

Total liabilities	5,203.6	5,373.6
Commitments and contingencies (Note 11)
Stockholders’ equity:
Preferred stock, $0.01 par value per share: 5.0 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value per share: 1,495.0 shares authorized; 165.2 and 165.4 shares issued and outstanding, respectively	1.6	1.6
Additional paid-in capital	1,577.3	1,602.7
Accumulated other comprehensive income	—	12.0
Accumulated deficit	(671.1)	(717.5)

Total stockholders’ equity	907.8	898.8

Total liabilities and stockholders’ equity	$6,111.4	$6,272.4

See accompanying notes to the consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.

(formerly known as Rackspace Corp.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
(In millions, except per share data)	2017	2018	2019
Revenue	$2,144.7	$2,452.8	$2,438.1
Cost of revenue	(1,354.1)	(1,445.7)	(1,426.9)

Gross profit	790.6	1,007.1	1,011.2

Selling, general and administrative	(942.2)	(949.3)	(911.7)
Impairment of goodwill	—	(295.0)	—
Gain on sales, net	5.2	—	2.1
Gain on settlement of contract	28.8	—	—

Income (loss) from operations	(117.6)	(237.2)	101.6

Other income (expense):
Interest expense	(223.4)	(281.1)	(329.9)
Gain on investments, net	4.6	4.6	99.5
Gain (loss) on extinguishment of debt	(16.9)	0.5	9.8
Other income (expense)	(7.4)	12.7	(3.3)

Total other income (expense)	(243.1)	(263.3)	(223.9)

Loss before income taxes	(360.7)	(500.5)	(122.3)
Benefit for income taxes	300.8	29.9	20.0

Net loss	$(59.9)	$(470.6)	$(102.3)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	$17.8	$(17.8)	$12.0

Other comprehensive income (loss)	17.8	(17.8)	12.0

Comprehensive loss	$(42.1)	$(488.4)	$(90.3)

Net loss per share:
Basic and diluted	$(0.39)	$(2.85)	$(0.62)

Weighted average number of shares outstanding:
Basic and diluted	153.7	165.2	165.3

See accompanying notes to the consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.

(formerly known as Rackspace Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In millions)	2017	2018	2019
Cash Flows From Operating Activities
Net loss	$(59.9)	$(470.6)	$(102.3)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	757.9	611.0	496.0
Amortization of operating right-of-use assets	—	—	70.5
Deferred income taxes	(306.9)	(24.6)	(40.7)
Share-based compensation expense	10.2	20.0	30.2
Impairment of goodwill	—	295.0	—
Gain on sales, net	(5.2)	—	(2.1)
(Gain) loss on extinguishment of debt	16.9	(0.5)	(9.8)
(Gain) loss on derivative contracts	(5.6)	(4.6)	54.0
Gain on investments, net	(4.6)	(4.6)	(99.5)
Provision for bad debts and accrued customer credits	13.8	12.6	17.8
Amortization of debt issuance costs and debt discount	16.4	18.0	18.3
Other operating activities	0.4	0.3	(0.4)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(42.9)	(32.3)	(42.2)
Prepaid expenses and other current assets	(13.8)	(1.4)	(10.2)
Accounts payable, accrued expenses, and other current liabilities	(20.1)	51.2	(32.7)
Deferred revenue	(13.0)	9.8	11.6
Other non-current assets and liabilities	(51.9)	(49.5)	(65.6)

Net cash provided by operating activities	291.7	429.8	292.9
Cash Flows From Investing Activities
Purchases of property, equipment and software	(189.5)	(294.3)	(198.0)
Acquisitions, net of cash and restricted cash acquired	(1,087.2)	(65.3)	(316.1)
Proceeds from sales	28.0	0.1	16.8
Proceeds from sales of investments	18.0	8.8	109.5
Other investing activities	4.5	2.4	1.3

Net cash used in investing activities	(1,226.2)	(348.3)	(386.5)
Cash Flows From Financing Activities
Proceeds from issuance of common stock	9.7	3.2	—
Shares of common stock withheld for employee taxes	—	—	(1.1)
Repurchase of common stock	—	—	(2.2)
Cash settlement of share-based awards	—	—	(1.5)
Proceeds from issuance of debt, net of discount	948.0	—	225.0
Repayments of debt	(67.5)	(30.9)	(320.0)
Payments for debt issuance costs	(19.9)	—	—
Principal payments of capital leases	(2.6)	(21.0)	—
Principal payments of finance lease liabilities	—	—	(19.9)
Proceeds from financing obligations	—	—	62.6
Principal payments of financing obligations	(0.2)	(5.0)	(22.1)

Net cash provided by (used in) financing activities	867.5	(53.7)	(79.2)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	3.7	(4.5)	1.7

Increase (decrease) in cash, cash equivalents, and restricted cash	(63.3)	23.3	(171.1)
Cash, cash equivalents, and restricted cash at beginning of period	298.2	234.9	258.2

Cash, cash equivalents, and restricted cash at end of period	$234.9	$258.2	$87.1

	Year Ended December 31,
(In millions)	2017	2018	2019
Supplemental Cash Flow Information
Cash payments for interest, net of amount capitalized	$201.3	$262.5	$265.3
Cash payments for income taxes, net of refunds	$0.1	$13.9	$7.2
Non-cash Investing and Financing Activities
Acquisition of property and equipment by capital leases	$—	$0.3	$—
Acquisition of property and equipment by finance leases	—	—	12.6
Increase (decrease) in property, equipment and software accrued in liabilities	3.3	53.5	(0.9)

Non-cash purchases of property, equipment and software	$3.3	$53.8	$11.7
Non-cash consideration from sale of Mailgun	$19.7	$—	$—
Non-cash consideration for Datapipe acquisition	$274.4	$—	$—
Additional finance obligations for build-to-suit leases and other(1)	$6.8	$2.5	$1.2

(1)

Represents additional finance obligations for build-to-suit arrangements for the years ended December 31, 2017 and 2018 only, and other non-cash investing and financing activities for all years presented.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within our Consolidated Balance Sheets to the total of such amounts shown on the Consolidated Statements of Cash Flows.

	Year Ended December 31,
(In millions)	2017	2018	2019
Cash and cash equivalents	$230.9	$254.3	$83.8
Restricted cash included in other non-current assets	4.0	3.9	3.3

Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$234.9	$258.2	$87.1

See accompanying notes to the consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.

(formerly known as Rackspace Corp.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
(in millions)	Shares	Amount
Balance at December 31, 2016	151.4	$1.5	$1,259.9	$—	$(147.9)	$1,113.5
Cumulative effect of adopting ASC 606	—	—	—	—	7.3	7.3
Issuance of common stock	13.6	0.1	183.4	—	—	183.5
Contingent consideration for Datapipe acquisition	—	—	100.6	—	—	100.6
Share-based compensation expense	—	—	10.2	—	—	10.2
Net loss	—	—	—	—	(59.9)	(59.9)
Foreign currency translation adjustments	—	—	—	17.8	—	17.8

Balance at December 31, 2017	165.0	$1.6	$1,554.1	$17.8	$(200.5)	$1,373.0

Issuance of common stock	0.2	—	3.2	—	—	3.2
Share-based compensation expense	—	—	20.0	—	—	20.0
Net loss	—	—	—	—	(470.6)	(470.6)
Foreign currency translation adjustments	—	—	—	(17.8)	—	(17.8)

Balance at December 31, 2018	165.2	$1.6	$1,577.3	$—	$(671.1)	$907.8

Cumulative effect of adopting ASC 842	—	—	—	—	55.9	55.9
Exercise of stock options and release of stock awards, net of shares withheld for employee taxes	0.4	—	(1.1)	—	—	(1.1)
Repurchase of common stock	(0.2)	—	(2.2)	—	—	(2.2)
Cash settlement of share-based awards	—	—	(1.5)	—	—	(1.5)
Share-based compensation expense	—	—	30.2	—	—	30.2
Net loss	—	—	—	—	(102.3)	(102.3)
Foreign currency translation adjustments	—	—	—	12.0	—	12.0

Balance at December 31, 2019	165.4	$1.6	$1,602.7	$12.0	$(717.5)	$898.8

See accompanying notes to the consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.

(formerly known as Rackspace Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Rackspace Technology, Inc. (formerly known as Rackspace Corp. until its legal name change on June 11, 2020 and formerly known as Inception Topco, Inc. until its legal name change on March 31, 2020), is a Delaware corporation controlled by investment funds affiliated with Apollo Global Management, Inc. and its subsidiaries (“Apollo”) and certain co-investors, including Searchlight Capital Partners L.P (“Searchlight”), ABRY Partners, LLC and ABRY Partners II, LLC (collectively, “ABRY”), and current and former employees. Rackspace Technology, Inc. was formed on July 21, 2016 but had no assets, liabilities or operating results until November 3, 2016 (the “Closing Date”) when Rackspace Hosting, Inc. (now named Rackspace Technology Global, Inc., or “Rackspace Technology Global”), a global provider of modern information technology-as-a-service, was acquired by Inception Parent, Inc., a wholly-owned entity indirectly owned by Rackspace Technology, Inc. (the “Rackspace Acquisition”).

Rackspace Technology Global commenced operations in 1998 as a limited partnership, and was incorporated in Delaware in March 2000. Rackspace Technology, Inc. serves as the holding company for Rackspace Technology Global and does not engage in any material business or operations other than those related to its indirect ownership of the capital stock of Rackspace Technology Global and its subsidiaries or business or operations otherwise customarily undertaken by a holding company.

For ease of reference, the terms “we,” “our company,” “the company,” “us,” or “our” as used in this report refer to Rackspace Technology, Inc. and its subsidiaries.

On June 19, 2017, we acquired 100% of TriCore Solutions, LLC (“TriCore”) and on November 15, 2017, we acquired 100% of Datapipe Parent, Inc. (“Datapipe”). TriCore and Datapipe’s results of operations subsequent to the respective acquisition dates are included in the accompanying consolidated financial statements.

On May 14, 2018, we acquired 100% of RelationEdge, LLC (“RelationEdge”). RelationEdge’s results of operations subsequent to the May 14, 2018 acquisition date are included in the accompanying consolidated financial statements.

On November 15, 2019, we acquired 100% of Onica Holdings LLC (“Onica”). The preliminary estimate of fair values of Onica’s assets acquired and liabilities assumed, together with Onica’s results of operations subsequent to the November 15, 2019 acquisition date, are included in the accompanying consolidated financial statements.

See Note 4, “Acquisitions,” for more information regarding the above acquisitions.

The accompanying consolidated financial statements include the accounts of Rackspace Technology, Inc. and our wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to the allowance for doubtful accounts, useful lives of property, equipment and software, software capitalization, incremental borrowing rates for lease liability measurement, fair values of intangible assets and reporting units, useful lives of intangible assets, share-based compensation, contingencies, and income taxes, among others. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from our estimates.

Cash, Cash Equivalents, and Restricted Cash

Our cash is comprised of bank deposits, overnight sweep accounts and money market funds and is held with high-credit quality U.S. and foreign financial institutions. We consider all highly liquid investments, such as money market funds, with original maturities of three months or less when acquired to be cash equivalents.

Restricted cash, included in “Other non-current assets” in our Consolidated Balance Sheets, represents collateral for letters of credit. Restricted cash was $3.9 million and $3.3 million as of December 31, 2018 and 2019, respectively.

Property, Equipment and Software and Definite-Lived Intangible Assets

Property, equipment and software is stated at cost, net of accumulated depreciation and amortization. Included in property, equipment and software are capitalized costs related to computer software developed or acquired for internal use. Capitalized computer software costs consist of purchased software licenses, implementation costs, and salaries and related compensation costs of employees and consultants for certain projects that qualify for capitalization. For cloud computing arrangements that include a software license, the software license element of the arrangement is accounted for in a manner consistent with the acquisition of other software licenses. For cloud computing arrangements that do not include a software license, the arrangement is accounted for as a service contract and is expensed as the services are provided.

Replacements and major improvements to property, equipment and software are capitalized, while maintenance and repairs are charged to expense as incurred. We also capitalize interest costs incurred during the acquisition, development and construction of certain assets until the asset is ready for its intended use. We capitalized interest of $2.1 million, $1.0 million and $1.2 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Property, equipment and software is depreciated on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the remaining lease term. Depreciation expense is recorded within “Cost of revenue” and “Selling, general and administrative” expenses on our Consolidated Statements of Comprehensive Loss.

The following table shows the estimated useful lives used for property, equipment and software:

Classification	Estimated Useful Lives
Computers and equipment	3 to 5 years
Software	3 years
Furniture and fixtures	7 years
Buildings and leasehold improvements	2 to 39 years

The cost of assets and related accumulated depreciation and amortization are written off upon retirement or disposal and any resulting gain or loss is credited or charged to income or expense.

Definite-lived intangible assets are primarily comprised of customer relationships and are stated at their acquisition date fair value less accumulated amortization. Definite-lived intangible assets are amortized using the straight-line method over their estimated useful lives as this method best approximates the economic benefit derived from such assets. Amortization expense is recorded within “Selling, general and administrative” expense on our Consolidated Statements of Comprehensive Loss. See Note 4, “Acquisitions” for information on the useful lives of recently acquired definite-lived intangible assets.

Long-lived assets, including operating and finance lease assets (see “Leases” below for more information) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured at the asset group level. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized in the amount that an asset group’s carrying amount exceeds its fair value.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Our indefinite-lived intangible asset consists of our Rackspace trade name, which was recorded at fair value on our balance sheet at the date of the Rackspace Acquisition. Goodwill and indefinite-lived intangible assets are not amortized but are subject to impairment testing on an annual basis on October 1st or more frequently if events or circumstances indicate a potential impairment. These events or circumstances could include a significant change in the business climate, regulatory environment, established business plans, operating performance indicators or competition.

Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Assets and liabilities are assigned to each of our reporting units if they are employed by a reporting unit and are considered in the determination of the reporting unit fair value. Certain assets and liabilities are shared by multiple reporting units, and thus, are allocated to each reporting unit based on the relative size of a reporting unit, primarily based on revenue. We have four reporting units: Private Cloud Services, Managed Public Cloud Services, Apps & Cross Platform and OpenStack Public Cloud.

For the year ended December 31, 2017, we performed our goodwill impairment tests using a two-step process. The first step compared the fair values of each of our reporting units to their respective carrying amounts to determine any potential impairment. The fair values of each of our reporting units were derived using the income approach, specifically the discounted cash flow method. If the carrying amount of a reporting unit had exceeded its respective fair value, then the second step of the goodwill impairment test would have been performed. The second step compared the implied fair value of a reporting unit’s goodwill to its respective carrying amount and the excess of the carrying amount over the implied fair value, if any, would have been recognized as an impairment charge.

Beginning in 2018, we early adopted new accounting guidance that eliminated the second step from the goodwill impairment test. For the goodwill impairment tests completed during the years ended December 31, 2018 and 2019, we compared the fair values of each of our reporting units to their respective carrying amounts. The fair values of each of our reporting units were derived using the income approach, specifically the discounted cash flow method. Under the new guidance, goodwill impairment is measured as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the carrying amount of goodwill for that reporting unit.

The results of our goodwill impairment test for the year ended December 31, 2017, did not indicate any impairments of goodwill. The results of our goodwill impairment test for the year ended

December 31, 2018, indicated an impairment of goodwill within our Private Cloud Services reporting unit, and we recorded a charge of $295.0 million within “Impairment of goodwill” in our Consolidated Statements of Comprehensive Loss. See Note 6, “Goodwill and Intangible Assets” for more information. The results of our goodwill impairment test for the year ended December 31, 2019 did not indicate any impairments of goodwill.

In evaluating the recoverability of the Rackspace trade name, we compare the fair value of the asset to its carrying amount to determine potential impairment. Our estimate of the fair value of the Rackspace trade name is derived using the income approach, specifically the relief-from-royalty method. The results of our indefinite-lived asset impairment tests for the years ended December 31, 2017, 2018 and 2019 did not indicate any impairments of the Rackspace trade name.

The evaluation of goodwill and other indefinite-lived intangible assets for impairment is judgmental in nature and requires the use of significant estimates and assumptions, including estimation of the royalty rate, estimation of future cash flows, which is dependent on internal cash flow forecasts, estimation of the terminal growth rate, capital spending, and determination of our discount rate. The discount rate used is based on our weighted average cost of capital and may be adjusted for risks and uncertainties inherent in our business and in our estimation of future cash flows. The estimates and assumptions used to calculate the fair value of our reporting units and the Rackspace trade name from year to year are based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could produce materially different results.

Business Combinations

Mergers and acquisitions are accounted for using the acquisition method, in accordance with accounting guidance for business combinations. Under the acquisition method, we allocate the fair value of purchase consideration to the tangible and intangible assets (“identifiable assets”) acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. When determining the fair values of identifiable assets acquired and liabilities assumed, including contingent consideration when applicable, we make significant estimates and assumptions based on historical data, estimated discounted future cash flows, expected royalty rates for trade names, as well as certain other information. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of identifiable assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Investments

We have equity investments in entities in which we do not exercise significant influence. Investments in equity securities with readily determinable fair values are measured at fair value with changes in fair value recognized in net loss. Investments in equity securities that do not have readily determinable fair values are measured at cost less any impairments, adjusted for observable pricing changes in orderly transactions for identical or similar investments of the same issuer. We perform a qualitative assessment on these investments at each reporting period to determine whether any indicators of impairment exist. If an impairment exists, we recognize an impairment charge equal to the amount in which the carrying value exceeds the fair value of the investment.

Leases

We determine if an arrangement is or contains a lease at inception. This determination depends on whether the arrangement conveys to us the right to control the use of an explicitly or implicitly identified asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to us if we obtain the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset.

We classify leases with contractual terms greater than 12 months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize an asset over its estimated life. Our finance leases primarily consist of equipment and a certain data center facility. All other leases are categorized as operating leases, which primarily consist of certain data centers and office space. Our leases generally have terms ranging from 1 to 21 years for data centers, 2 to 5 years for equipment and 1 to 10 years for office space.

Lease liabilities are recognized based on the present value of lease payments, reduced by lease incentives, at the lease commencement date. We use an incremental borrowing rate to determine the present value of lease payments as the interest rate implicit in most of our leases is not readily determinable. Our incremental borrowing rate is the rate of interest that we would have to pay to borrow an amount equal to the lease payments, on a collateralized basis and in a similar economic environment over a similar term. The rate is dependent on several factors, including the lease term, currency of the lease payments and the company’s credit rating. Operating and finance lease liabilities are recorded in our Consolidated Balance Sheets as current and non-current liabilities.

Lease assets are recognized based on the related lease liabilities, plus any prepaid lease payments and initial direct costs from executing the leasing arrangement. Our lease terms include the base, non-cancelable lease term, and any options to extend or terminate the lease when it is reasonably certain at commencement that we will exercise such options. Some of our data center and office space leases contain such extension and termination options. Operating and finance lease assets are included in “Operating right-of-use assets” and “Property, equipment and software, net,” respectively, in our Consolidated Balance Sheets.

Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The interest component of a finance lease is included in “Interest expense” and recognized using the effective interest method over the lease term. Leases with terms of less than 12 months at commencement are expensed on a straight-line basis over the lease term in accordance with the short-term lease practical expedient under Accounting Standards Codification No. 842, Leases (“ASC 842”). We have also elected the practical expedient under ASC 842 to not separate lease and non-lease components within a leasing arrangement. Non-lease components primarily include payments for maintenance and utilities. We have elected to apply both of these practical expedients to all classes of underlying assets.

Variable payments related to a lease are expensed as incurred. These costs often relate to payments for a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs in addition to base rent.

We lease certain data center facilities that are build-to-suit arrangements, for which construction had been completed prior to or was in process upon the adoption of ASC 842, effective January 1, 2019. For purposes of applying ASC 842’s transition provisions, we elected to first assess lease classification for each applicable build-to-suit lease arrangement at lease inception under previous lease accounting guidance (“ASC 840”), and then apply ASC 842’s transition provisions based on those assessments. We derecognized the assets and liabilities associated with these arrangements for transitional purposes and recognized lease assets and lease liabilities for either operating or finance leases corresponding to the operating or capital lease classification designations determined in our ASC 840 reassessments. In addition, we lease certain properties that were deemed failed sale-

leasebacks under ASC 840. We continue to account for these arrangements as failed sale-leasebacks under ASC 842. Refer to the “Financing Obligations” section below for further discussion.

We are the intermediate lessor in certain sublease arrangements and account for both the head lease and the associated sublease as separate operating leases. We offset rental income against head lease operating costs within “Cost of revenue” or “Selling, general and administrative” expenses, depending on whether the head lease is a data center or office space lease.

We are deemed a lessor in certain hosting arrangements where our equipment is located in a customer’s data center. We account for these arrangements as either sales-type or direct finance leases.

Debt Issuance Costs

Debt issuance costs such as underwriting, financial advisory, professional fees and other similar fees are deferred and recognized in interest expense over the estimated life of the related debt instrument using the effective interest method or the straight-line method, as applicable. Debt issuance costs related to our debt instruments are classified as a direct deduction from the carrying value of the long-term debt liability or as an asset within “Other non-current assets” on the Consolidated Balance Sheets.

Financing Obligations

From time to time, we enter into installment payment arrangements with certain equipment and software vendors. These arrangements are generally non-interest bearing, and require the calculation of an imputed interest rate.

We also may enter into sale-leaseback arrangements for certain equipment in which we sell the assets to a third party and concurrently lease the assets back for a specified term. These arrangements generally do not qualify as asset sales because they include a purchase option that we are reasonably certain to exercise and therefore they are accounted for as failed sale-leasebacks. In addition, we lease properties that were deemed failed sale-leasebacks upon the adoption of ASC 842 due to options to purchase the underlying assets at an exercise price that is not at fair value or due to the present value of the future minimum lease payments exceeding the fair value of the underlying assets.

See Note 10, “Financing Obligations” for disclosure of future minimum payments under vendor financing and failed sale-leaseback arrangements.

Revenue Recognition

All our revenue is from contracts with customers. We account for a contract when it has approval and commitment from all parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectibility of consideration is probable. We provide cloud computing to customers, which is broadly defined as the delivery of computing, storage and applications over the Internet. Cloud computing is a service transaction under which the services we provide vary on a daily basis. The totality of services provided represent a single integrated solution tailored to the customer’s specific needs. As such, our performance obligations to our customers consist of a single integrated solution delivered as a series of distinct daily services. We recognize revenue on a daily basis as services are provided in an amount that reflects the consideration to which we expect to be entitled in exchange for the services. Our usage-based arrangements generally include variable consideration components consisting of monthly utility fees with a defined price and undefined quantity. Additionally, our contracts contain service level guarantees that provide discounts when we fail to meet specific obligations and certain services may include volume discounts based on usage. As these variable consideration components consist of a single distinct daily service provided on a single performance obligation, we account for this consideration as services are provided and earned. In accordance with the series guidance within Accounting Standards Codification No. 606, Revenue from Contracts with Customers (“ASC 606”), regarding modification to a single performance obligation, when contracts are modified to add, remove or change existing services, the modification will only affect the accounting for the remaining distinct goods and services provided. As such, our contract modifications are accounted for prospectively.

Our largest source of revenue relates to fees associated with certain arrangements within our Multicloud Services offerings that generally have a fixed term usually not exceeding 36 months with a monthly recurring fee based on the computing resources utilized and provided to the customer, the complexity of the underlying infrastructure, and the level of support we provide. Customers generally have the right to cancel their contracts by providing prior written notice to us of their intent to cancel the remainder of the contract term. Many of our contracts require our customers to pay early termination fees in the event they cancel a contract prior to the end of its term, typically amounting to the outstanding value of the contract. These fees are recognized as revenue in the period of contract termination as we have no further obligation to perform.

Our other primary sources of revenue are for public cloud services within our Multicloud Services offering, and our OpenStack Public Cloud and Apps & Cross Platform offerings. Customers are generally invoiced monthly based on usage. Contracts for these arrangements typically operate on a month-to-month basis and can be canceled at any time without penalty. We also provide customers with professional services for the design and implementation of application, security and data services. Professional service contracts are either fixed-fee or time-and-materials based. We typically consider these services to be a separate performance obligation from other integrated solutions being provided to the same customer. Our performance obligations under these arrangements are typically to provide the services on a daily basis over a period of time and recognize revenue as the services are performed.

We also offer customers the flexibility to select the best combination of offerings in order to meet the requirements of their unique applications and provide the technology to seamlessly operate and manage multiple cloud computing environments. Judgment is required in assessing whether a service is distinct, including determination of whether the customer could benefit from the service on its own or in conjunction with other readily available resources and whether certain services are highly integrated into a bundle of services that represent the combined output specified by the customer. Arrangements can contain multiple performance obligations that are distinct, which are accounted for separately. Each performance obligation is recognized as services are provided based on their standalone selling price (“SSP”). Judgment is required to determine the SSP for each of our distinct performance obligations. We utilize a range of prices when developing our estimates of SSP.

Revenue recognition for revenue generated from arrangements in which we resell third party infrastructure bundled with our managed services, requires judgment to determine whether revenue can be recorded at the gross sales price or net of third party fees. Typically, revenue is recognized on a gross basis when it is determined that we are the principal in the relationship. We are considered the principal in the relationship when we are primarily responsible for fulfilling the contract and obtain control of the third party infrastructure before transferring it as an integral part of our performance obligation to provide services to the customer. Revenue is recognized net of third party fees when we determine that our obligation is only to facilitate the customers’ purchase of third party infrastructure.

Revenue is reported net of customer credits and sales and use tax.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Invoiced amounts and accrued unbilled usage are recorded in accounts receivable and either deferred revenue or revenue.

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. Our accounts receivable balance also includes unbilled amounts representing revenue recorded for usage-based services provided in the period but which are invoiced in arrears. We record an allowance for doubtful accounts for estimated losses resulting from uncollectible receivables. When evaluating the adequacy of the allowance, we consider historical bad debt write-offs and all known facts and circumstances such as current economic conditions and trends, customer creditworthiness, and specifically identified customer risks.

Our arrangements contain service level commitments with our customers. To the extent that such service levels are not achieved or are otherwise disputed, we are required to issue service credits for a portion of the service fees paid by our customers. At each reporting period, we accrue for credits which are due to customers, but not yet issued.

We recognize revenue for certain fixed term contracts in which services are provided in advance of the first invoice. This revenue is recognized as a contract asset, separate from accounts receivable. A contract liability, presented as deferred revenue on our Consolidated Balance Sheets, is recognized when services are invoiced prior to being provided.

Cost Incurred to Obtain and Fulfill a Contract

We recognize assets for the incremental costs to obtain and fulfill a contract with a customer. Costs to obtain a contract include sales commissions on the initial contract while costs to fulfill a contract include implementation and set-up related expenses. These costs are capitalized within the Consolidated Balance Sheets and are recognized as expense over the period the related services are expected to be delivered to the customer, which is approximately thirty months including expected renewals. If such period is less than 12 months, we have elected to apply the practical expedient under ASC 606 and expense costs as incurred. Sales commissions paid on renewals are not material and not commensurate with sales commissions paid on the initial contract. Sales commissions expense is recorded within “Selling, general and administrative” expenses and implementation and set-up costs are recorded within “Cost of revenue” in the Consolidated Statements of Comprehensive Loss. These capitalized costs are included in “Other non-current assets” in the Consolidated Balance Sheets.

Cost of Revenue

Cost of revenue primarily consists of expenses related to personnel, software licenses, the costs to operate our data center facilities, including depreciation expense, and infrastructure expense related to our service offerings bundled with third party clouds. Personnel expenses include the salaries, non-equity incentive compensation and related expenses of our support teams and data center employees. Data center facility costs include rent, utility costs, maintenance fees, and bandwidth.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of: (i) employee-related costs for functions such as executive management, sales and marketing, research and development, finance and accounting, human resources, information technology, and legal; (ii) costs for advertising and promoting our services and to generate customer demand; (iii) general costs such as professional fees, office facilities, software, and equipment expenses, including the related depreciation, and other overhead costs; and (iv) definite-lived intangibles amortization expense.

Advertising costs are expensed in the period incurred. Advertising expense was $59.5 million, $41.9 million and $39.9 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Research and development expense was $92.9 million, $74.7 million, and $56.0 million, for the years ended December 31, 2017, 2018 and 2019, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes are provided for temporary differences in recognizing certain income, expense, and credit items for financial reporting purposes and tax reporting purposes. Such deferred income taxes primarily relate to the difference between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

We are under certain domestic and foreign tax audits. Due to the complexity involved with certain tax matters, there is the possibility that the various taxing authorities may disagree with certain tax positions filed on our income tax returns. We have considered all relevant facts and circumstances and believe that we have made adequate provision for all uncertain tax positions.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy below prioritizes the inputs used in measuring fair value into three categories:

Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 – Unobservable inputs that are supported by little or no market activity, which require management judgment or estimation. The fair values are therefore determined using model-based techniques, including discounted cash flow models.

Financial instruments measured at fair value on a recurring basis primarily consist of money market funds, a certain equity investment, and derivative instruments. The fair values of money market funds and a certain equity investment are measured using Level 1 inputs, which are based on a market approach using prices and other relevant information generated by market transactions involving identical or comparable assets. Money market funds, which are included within “Cash and cash equivalents” in our Consolidated Balance Sheets, were $32.8 million and $4.5 million as of December 31, 2018 and 2019, respectively. Gains and losses attributable to money market funds were immaterial for all periods presented. See Note 7, “Investments” for more information on the inputs used to fair value a certain equity investment. The fair values of derivative instruments are measured using Level 2 inputs. See “Derivative Instruments” below for more information on the inputs used to fair value our derivative instruments.

The fair values of our long-term debt instruments are measured using Level 2 inputs. See Note 8, “Debt” for more information on the inputs used to fair value our long-term debt instruments.

The fair values of acquired identifiable assets and liabilities assumed in acquisitions accounted for as business combinations are measured using Level 3 inputs. Refer to “Business Combinations” above for more information on the inputs used to fair value our identifiable assets and liabilities assumed in acquisitions.

The fair values of our reporting units and indefinite-lived intangible assets are measured using Level 3 inputs. As a result of our annual goodwill impairment test, during the year ended December 31, 2018, we reduced the carrying value of one of our reporting units by $295.0 million to its implied fair value. See “Goodwill and Indefinite-lived Intangible Assets” above for more information on the inputs used to fair value our reporting units and indefinite-lived intangible assets.

Foreign Currency

We have assessed the functional currency of each of our international subsidiaries and have generally designated the local currency to be their respective functional currencies. The assets and liabilities of our international subsidiaries are translated to the U.S. dollar at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rates. Revenue and expenses are translated using average exchange rates.

Foreign currency translation adjustments arising from differences in exchange rates from period to period are the only components recorded within “Accumulated other comprehensive income” in the Consolidated Balance Sheets. There were no income taxes allocated to foreign currency translation during the year ended December 31, 2017. The income tax expense allocated to foreign currency translation adjustments was $0.1 million for the year ended December 31, 2018. The income tax benefit allocated to foreign currency translation was $0.2 million for the year ended December 31, 2019.

Transaction gains or losses in currencies other than the functional currency are included as a component of “Other income (expense)” in the Consolidated Statements of Comprehensive Loss.

Derivative Instruments

We utilize derivative instruments, including interest rate swap agreements, fixed price power contracts and foreign currency hedging contracts, to manage our exposure to interest rate risk, commodity price risk and foreign currency fluctuations. We currently hold such instruments for economic hedging purposes, not for speculative or trading purposes. Our derivative instruments are transacted only with highly-rated institutions, which reduces our exposure to credit risk in the event of nonperformance.

Interest Rate Swaps

We are exposed to interest rate risk associated with fluctuations in interest rates on the floating-rate Term Loan Facility. The objective in using interest rate derivatives is to manage our exposure to interest rate movements. To accomplish this objective, we have entered into interest rate swap agreements as part of our interest rate risk management strategy. Interest rate swaps involve the receipt of variable amounts from a counterparty in exchange for the company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

Our interest rate swaps are recognized at fair value in the Consolidated Balance Sheets and are valued using pricing models that rely on market observable inputs such as yield curve data, which are classified as Level 2 inputs within the fair value hierarchy. We have not designated any of our swap agreements as cash flow hedges of interest rate risk for accounting purposes, therefore, all changes in fair value of the swaps are recorded to “Interest expense” on the Consolidated Statements of Comprehensive Loss.

Fixed Price Power Contracts

We consume a large quantity of power to operate our data centers and as such are exposed to risk associated with fluctuations in the price of power. The objective of our fixed price power contracts is to manage our exposure to the price of power. The fixed price power contracts, which we enter into from time to time to manage the risk related to the uncertainty of future power prices, allow for the purchase of a set volume of power at a fixed rate.

We evaluate every fixed price power contract to determine if the contract meets the definition of a derivative, which requires recognizing the contract at fair value on the Consolidated Balance Sheets with changes in the fair value recorded in the Consolidated Statements of Comprehensive Loss. Power contracts accounted for as derivatives are valued using pricing models that rely on market observable inputs such as current power prices, which are classified as Level 2 inputs within the fair value hierarchy. We have not designated any contract as a cash flow hedge for accounting purposes, therefore, any changes in fair value are recorded in “Cost of revenue.” If a contract is deemed to be a derivative, we also determine if it qualifies for the normal purchases normal sales scope exception to derivative accounting, which would result in expensing electricity usage as incurred.

Foreign Currency Hedging Contracts

The majority of our customers are invoiced, and the majority of our expenses are paid, by us or our subsidiaries in the functional currency of our company or our subsidiaries, respectively. We also have exposure to foreign currency transaction gains and losses as the result of certain receivables due from our foreign subsidiaries. As such, the results of operations and cash flows of our foreign subsidiaries are subject to fluctuations in foreign currency exchange rates. The objective of our foreign currency hedging contracts is to manage our exposure to foreign currency movements, specifically related to the operations of British pound sterling denominated entities that are translated to the U.S dollar. To accomplish this objective, we may enter into foreign currency forward contracts and collars. A forward contract is an agreement to buy or sell a quantity of a currency at a predetermined future date and at a predetermined exchange rate. A collar is a strategy that uses a combination of a purchased put option and a sold call option with equal premiums to hedge a portion of anticipated cash flows, or to limit possible gains or losses on an underlying asset or liability to a specific range. The put and call options have identical notional amounts and settlement dates.

These contracts are recognized at fair value in the Consolidated Balance Sheets and are valued using pricing models that rely on market observable inputs such as current exchange rates, which are classified as Level 2 inputs within the fair value hierarchy. We have not designated these contracts as hedges for accounting purposes, therefore, all changes in the fair value are recorded in “Other income (expense).”

Subsequent Events

We have evaluated subsequent events through May 6, 2020, the date the consolidated financial statements were issued, and through July 20, 2020 with respect to the stock split discussed below, and determined that there were no subsequent events which required recognition or disclosure except for the following.

On March 19, 2020, the company entered into an accounts receivable financing agreement (the “Financing”). Pursuant to the agreements evidencing the Financing, Rackspace Receivables, LLC, a wholly owned bankruptcy-remote special purpose vehicle (“SPV”), has granted a security interest in all of its current and future receivables and related assets in exchange for a credit facility permitting borrowings of up to a maximum aggregate amount of $100.0 million. Such borrowings are used by the

SPV to finance purchases of accounts receivable. The last date on which advances may be made is March 21, 2022, unless the maturity of the Financing is otherwise accelerated. Advances bear interest based on an index rate plus a margin. The SPV is also required to pay a monthly commitment fee based on the unused amount of the facility. The agreements evidencing the Financing contain customary representations and warranties, affirmative and negative covenants, and events of default.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. The effects of COVID-19 are rapidly evolving, and the full impact and duration of the virus are unknown. Currently, COVID-19 has not had a significant impact on our operations or financial performance; however, the ultimate extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on our customers, vendors and employees and its impact on our sales cycles as well as industry events, all of which are uncertain and cannot be predicted.

During the period from January 1, 2020 through May 6, 2020, we granted 7.9 million stock options under the Rackspace Technology, Inc. Equity Incentive Plan with a weighted-average grant date fair value of $7.48. The majority of the options were granted as part of our annual compensation award process. Total future compensation cost related to these options is $59.1 million, of which $11.0 million is related to options that will vest based on performance, market, and service conditions all tied to a change in control for which expense will not be recorded until a change in control event is consummated.

On July 20, 2020, the board of directors of the company approved and effected a twelve-for-one stock split of the company’s common stock. All common stock share and per-share data, excluding par value per share, included in these consolidated financial statements give effect to the stock split and have been adjusted retroactively for all periods presented.

Events Subsequent to Original Issuance of Financial Statements (unaudited)

We have evaluated subsequent events from the original issuance date through July 20, 2020, the date the consolidated financial statements were available to be reissued, and determined that there were no subsequent events which required recognition or disclosure, except with respect to the stock split described above.

Recent Accounting Pronouncements

Recently Adopted

Revenue from Contracts with Customers

On January 1, 2019, we adopted ASC 606 using the full retrospective method, which required us to restate each prior period presented. As the consolidated financial statements prior to the Rackspace Acquisition date were presented on a different accounting basis than the consolidated financial statements subsequent to the Rackspace Acquisition date, ASC 606 was only applied to the periods subsequent to the Rackspace Acquisition date.

The adoption of this standard impacted the timing of revenue recognition related to certain private cloud arrangements. Under ASC 606, we recognize revenue earlier for certain fixed term contracts in which services are provided in advance of invoicing. This also results in the recognition of a contract asset on our Consolidated Balance Sheets. Additionally, the standard impacted the reclassification of balances representing receivables, from unbilled accounts receivable to accounts receivable, net.

The adoption of this standard also impacted the way we account for costs incurred to obtain and fulfill a contract, such as sales commissions and implementation and set-up costs. Previously, these costs were expensed as incurred. Under ASC 606, these costs are capitalized on our Consolidated Balance Sheets and amortized over the period that the related services are delivered to the customer, resulting in a change in the timing of expense recognition.

The adoption of ASC 606 resulted in a $7.3 million increase to the opening balance of retained earnings as of January 1, 2017, the earliest period presented in our consolidated financial statements.

Leases

On January 1, 2019, we adopted ASC 842, which requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet for most leases, and requires lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. ASC 842 also requires additional disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. We adopted ASC 842 using the modified retrospective method, with the cumulative-effect adjustment recorded to the opening balance of retained earnings as of the January 1, 2019 adoption date. We also elected the transition option under ASC 842 whereby prior periods have not been retrospectively adjusted in the consolidated financial statements.

We elected the package of practical expedients permitted under the transition guidance within ASC 842, which allowed us to not reassess prior conclusions related to: (i) historical lease classifications, (ii) determination of initial direct costs of existing leases, or (iii) whether any expired or existing contracts were or contain leases. In addition, for all underlying classes of assets, we elected to apply practical expedients as a lessee that allow us to (i) combine lease and non-lease components and treat them as a single component and (ii) not recognize lease assets and liabilities for leasing arrangements with lease terms of 12 months or less.

The adoption of ASC 842 primarily resulted in the recognition of operating lease right-of-use assets and liabilities and finance lease assets and liabilities. In addition, assets and liabilities related to certain build-to-suit arrangements were derecognized upon adoption, resulting in a credit adjustment to accumulated deficit. Following derecognition of these assets and liabilities, we recognized respective operating lease right-of use assets and liabilities and finance lease assets and liabilities.

Subsequent to adoption of ASC 842, for certain hosting arrangements where our equipment is located in a customer’s data center, we are deemed a lessor. This resulted in a change in the pattern of revenue recognition for these arrangements in accordance with sales-type or direct finance lease guidance, as applicable. These arrangements are not material to our consolidated financial statements.

See below for more information on the impact of the adoption of ASC 842 on our Consolidated Balance Sheet as of the January 1, 2019 adoption date.

(In millions)	December 31, 2018	ASC 842 Adjustments		January 1, 2019
ASSETS
Current assets:
Cash and cash equivalents	$254.3	$—		$254.3
Accounts receivable, net	260.5	—		260.5
Prepaid expenses	55.0	(0.8	)(a)	54.2
Other current assets	44.5	—		44.5

Total current assets	614.3	(0.8)		613.5
Property, equipment and software, net	927.0	(81.4	)(b)	845.6
Goodwill, net	2,474.7	—		2,474.7
Intangible assets, net	1,930.9	(11.2	)(c)	1,919.7
Operating right-of-use assets	—	351.8	(d)	351.8
Other non-current assets	164.5	(11.5	)(e)	153.0

Total assets	$6,111.4	$246.9		$6,358.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$233.5	$(0.7	)(f)	$232.8
Accrued compensation and benefits	129.3	—		129.3
Deferred revenue	57.4	—		57.4
Debt	34.0	—		34.0
Accrued interest	40.0	—		40.0
Operating lease liabilities	—	64.6	(g)	64.6
Financing obligations	26.0	(3.8	)(h)	22.2
Capital lease obligations	17.0	(17.0	)(i)	—
Other current liabilities	28.3	19.4	(j)	47.7

Total current liabilities	565.5	62.5		628.0
Non-current liabilities:
Debt	3,927.6	—		3,927.6
Operating lease liabilities	—	290.7	(k)	290.7
Financing obligations	290.0	(228.1	)(l)	61.9
Capital lease obligations	4.3	(4.3	)(m)	—
Deferred income taxes	362.4	(0.1	)(e)	362.3
Other non-current liabilities	53.8	70.3	(n)	124.1

Total liabilities	5,203.6	191.0		5,394.6
Commitments and Contingencies
Stockholders’ equity:
Preferred stock	—	—		—
Common stock	1.6	—		1.6
Additional paid-in capital	1,577.3	—		1,577.3
Accumulated other comprehensive income	—	—		—
Accumulated deficit	(671.1)	55.9	(o)	(615.2)

Total stockholders’ equity	907.8	55.9		963.7

Total liabilities and stockholders’ equity	$6,111.4	$246.9		$6,358.3

(a)	Represents reclassification of prepaid rent balances to Operating right-of-use assets.
(b)

Represents the derecognition of the net book value of properties that were accounted for under previously existing build-to-suit accounting rules, partially offset by the remeasurement of certain of those properties that are accounted for as finance leases under ASC 842.

(c)	Represents reclassification of the net book value of favorable lease assets to Operating right-of-use assets.
(d)	Represents recognition of operating lease assets and reclassification of prepaid rent, deferred rent, favorable lease assets, and unfavorable lease liabilities.
(e)	Represents the tax impact of adoption.
(f)	Represents the reclassification of accrued rent to Other current liabilities.
(g)	Represents recognition of the current portion of operating lease liabilities.
(h)	Represents the derecognition of the current portion of finance obligations for build-to-suit leases.
(i)	Represents reclassification of the current portion of capital lease obligations to current portion of finance lease liabilities within Other current liabilities.
(j)

Represents reclassification of deferred rent balances to Operating right-of-use assets and derecognition of the current portion of finance obligations for build-to-suit leases, partially offset by the recognition of the current portion of finance lease liabilities under ASC 842.

(k)	Represents recognition of the non-current portion of operating lease liabilities.
(l)	Represents derecognition of the non-current portion of finance obligations for build-to-suit leases.
(m)	Represents reclassification of the non-current portion of capital lease obligations to the non-current portion of finance lease liabilities included in Other non-current liabilities.
(n)

Represents reclassification of the non-current deferred rent and unfavorable lease liability balances to Operating right-of-use assets, partially offset by the recognition of the non-current portion of finance lease liabilities under ASC 842.

(o)

Represents the difference between the net book value and the carrying value of fixed assets and liability balances, respectively, derecognized at the transition date, related to properties that were accounted for under previously existing build-to-suit accounting rules, partially offset by the tax impact of adoption.

Financial Instruments-Recognition, Measurement, Presentation and Disclosure

In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financials Liabilities (“ASU 2016-01”), which requires an entity to measure equity investments, except those accounted for under the equity method or those that result in consolidation of an investee, at fair value and recognize changes in fair value in net income. For investments that do not have readily determinable fair values, the guidance allows an entity to elect a practicability exception and measure an equity investment at cost less impairment, adjusted for observable price changes. Under prior guidance, we accounted for equity investments in entities in which we do not exercise significant influence under the cost method.

We adopted ASU 2016-01 on January 1, 2019 and elected the measurement alternative for equity investments that do not have readily determinable fair values and now include the identification of observable price changes in our quarterly impairment assessments for these investments. We did not record a cumulative effect adjustment as of January 1, 2018 in connection with the adoption of this guidance as our equity investments in entities in which we do not exercise significant influence continued to be measured at cost due to the election of the measurement alternative.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018, the FASB issued ASU No. 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220) - Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows an entity to make reclassifications from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The guidance became effective for us on January 1, 2019 and we have not elected to make this reclassification.

Not Yet Adopted

Financial Instruments-Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments, which requires financial assets measured at amortized cost to be presented at the net amount expected to be collected using an allowance for expected credit losses, to be estimated by management based on historical experience, current conditions, and reasonable and supportable forecasts. We will adopt this guidance on January 1, 2020, using the modified retrospective approach. The movement from an incurred loss model to an expected credit loss model will result in earlier recording of expected credit losses for our accounts receivable. However, due to the relatively short term nature of our accounts receivable, the impact of this guidance to our consolidated financial statements is expected to be immaterial.

Derivatives and Hedging-Targeted Improvements to Accounting for Hedging Activities

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, to improve the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements and to simplify the application of the hedge accounting guidance. The guidance expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of hedging instruments and hedged items in the financial statements. The guidance also amends the presentation and disclosure requirements and changes how entities assess hedge effectiveness.

We will adopt this guidance on January 1, 2020. We have historically not designated our existing interest rate swaps, foreign currency hedging contracts or fixed price power contracts as hedges for derivative accounting purposes. However, this guidance will apply to any existing or new derivative instruments that are designated as hedges for derivative accounting purposes in future periods. As such, the adoption of this guidance is not expected to have a material impact to our consolidated financial statements.

Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement

In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. These costs would be recognized as prepaid assets on the balance sheet and expensed ratably over the term of the hosting arrangement, which includes periods covered by renewal options that are reasonably certain to be exercised. Additionally, the expense related to the capitalized implementation costs would be presented in the same line item in the income statement as the fees associated with the hosting arrangement. We will adopt this guidance on January 1, 2020 on a prospective basis. The adoption will primarily result in changes to the presentation of certain implementation costs within our consolidated financial statements. Currently, these costs are capitalized as part of “Property, equipment and software, net” and amortized over the useful life of the related software or hosting arrangement. Subsequent to adoption, eligible costs incurred will be recorded within “Prepaid expenses” and “Other non-current assets”. In addition, the cash flow presentation of these costs will change from investing cash flows under previous guidance to operating cash flows under the new guidance.

Fair Value Measurement Disclosures

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which removes, modifies or adds certain disclosure requirements for fair value measurement disclosures. Any new disclosure requirements must be applied on a prospective basis in the interim and annual periods of initial adoption, and all removed or modified requirements must be applied retrospectively to all periods presented. We will adopt this guidance as of January 1, 2020 on a prospective basis and do not expect any material impact to our consolidated financial statements as a result of this adoption.

Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective for us on January 1, 2021, with early adoption permitted. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

Reference Rate Reform

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. This guidance applies only when LIBOR or another reference rate is expected to be discontinued because of reference rate reform. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the guidance as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020. Once elected, the guidance must be applied prospectively for all eligible contract modifications. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

2. Customer Contracts

Contract Balances

The following table presents the balances related to customer contracts as of December 31, 2018 and 2019:

(In millions)	Consolidated Balance Sheet Account	December 31, 2018	December 31, 2019
Accounts receivable, net	Accounts receivable, net(1)	$260.5	$350.3
Current portion of contract asset	Other current assets	7.4	7.8
Non-current portion of contract asset	Other non-current assets	5.7	7.2
Current portion of deferred revenue	Deferred revenue	57.4	66.6
Non-current portion of deferred revenue	Other non-current liabilities	3.0	14.2

(1)	Allowance for doubtful accounts and accrued customer credits was $10.5 million and $17.0 million as of December 31, 2018 and 2019, respectively.

The following table sets forth the changes in the allowance for doubtful accounts during the years ended December 31, 2017, 2018, and 2019:

(In millions)	Beginning Balance	Additions(1)	Write-offs of Accounts Receivable, Net of Recoveries	Ending Balance
For the years ending December 31,
2017	$2.1	$11.7	$(8.2)	$5.6
2018	$5.6	$12.7	$(10.8)	$7.5
2019	$7.5	$13.3	$(11.3)	$9.5

(1)	Additions to the allowance for doubtful accounts are charged to bad debt within selling, general and administrative expense.

Amounts recognized in revenue for the years ended December 31, 2018 and December 31, 2019, which were included in deferred revenue as of the beginning of the period, totaled $35.1 million and $47.6 million, respectively.

Cost Incurred to Obtain and Fulfill a Contract

As of December 31, 2018 and 2019, the balances of capitalized costs to obtain a contract were $52.2 million and $55.1 million, respectively, and the balances of capitalized costs to fulfill a contract were $18.4 million and $21.7 million, respectively.

Amortization of capitalized sales commissions was $10.1 million, $27.2 million and $40.9 million for the years ended December 31, 2017, 2018 and 2019, respectively, and amortization of capitalized implementation and set-up costs were $3.4 million, $9.5 million and $14.8 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Remaining Performance Obligations

As of December 31, 2019, the aggregate amount of transaction price allocated to remaining performance obligations was $838.2 million, of which 59% is expected to be recognized as revenue in 2020 and the remainder thereafter. These remaining performance obligations primarily relate to our fixed-term arrangements. Our other revenue arrangements are usage-based, and as such, we recognize revenues based on the right to invoice for the services performed.

3. Net Loss Per Share

Basic loss per share is based on the weighted-average effect of all common shares issued and outstanding and is calculated by dividing net loss attributable to common stockholders by the weighted-average shares outstanding during the period.

The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,
(In millions, except per share data)	2017	2018	2019
Basic and diluted net loss per share:
Net loss attributable to common stockholders	$(59.9)	$(470.6)	$(102.3)
Weighted average shares outstanding:
Common stock	153.7	165.2	165.3

Number of shares used in per share computations	153.7	165.2	165.3

Net loss per share	$(0.39)	$(2.85)	$(0.62)

Since we were in a net loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive. In addition, we excluded 17.4 million, 21.3 million and 20.1 million potential common shares from the computation of dilutive net loss per share for the years ended December 31, 2017, 2018, and 2019, respectively, because the effect would have been anti-dilutive.

4. Acquisitions

TriCore

On June 19, 2017, we acquired 100% of TriCore, a leading cross platform application services provider for enterprise applications for total consideration of $347.6 million, net of cash acquired of $13.1 million, for a net cash purchase price of $334.5 million. This acquisition was funded through a combination of cash on hand and borrowings under the Term Loan Facility. This acquisition allows us to provide expertise and support for enterprise applications that companies use to manage core functions such as manufacturing, logistics, procurement, supply chain management, customer service, HR, and financial operations.

Goodwill primarily consisted of assembled workforce and certain synergies expected to arise after the acquisition. The total amount of goodwill deductible for tax purposes associated with this acquisition is $210.9 million. Goodwill was allocated to the Apps & Cross Platform reportable segment.

The allocation of the purchase price as of the June 19, 2017 closing date was as follows:

(In millions)	June 19, 2017
TriCore Acquisition Consideration	$347.6

Allocated to:
Cash and cash equivalents	$13.1
Property, equipment and software	7.4
Intangible assets	112.4
Liabilities assumed, net of other assets acquired	(8.2)

Net assets acquired	$124.7

Goodwill	$222.9

Identifiable intangible assets acquired consisted entirely of customer relationships with a weighted average amortization period of approximately 11.8 years as of the date of the acquisition.

During the year ended December 31, 2017, we recorded $6.8 million of costs, including legal, professional, and other fees, related to the TriCore acquisition, within “Selling, general and administrative” expenses in the Consolidated Statements of Comprehensive Loss.

TriCore’s results of operations from the June 19, 2017 acquisition date through December 31, 2017 were not material to our consolidated financial statements. Additionally, pro forma impacts of the TriCore acquisition were not material to our consolidated revenue or results of operations for the year ended December 31, 2017.

Datapipe

On November 15, 2017, we acquired 100% of Datapipe, a provider of managed services across public and private clouds, managed hosting and colocation. We acquired Datapipe for $764.4 million in cash as well as shares equal to approximately 7% of our common stock (the “Equity Consideration”), with the right to receive up to an additional 6% of our common stock subject to the satisfaction of certain market-based metrics on certain measurement dates (the “Contingent Consideration”). Payment of the Contingent Consideration may be triggered upon a change of control event or initial public offering. To fund this acquisition, we borrowed an incremental $800.0 million under the existing Term Loan Facility as further described in Note 8, “Debt,” with the proceeds from this borrowing used to (i) pay the cash consideration for the acquisition, (ii) pay certain fees and expenses, and (iii) satisfy and discharge Datapipe’s existing indebtedness under Datapipe’s existing credit facilities (the “Datapipe Credit Facilities”) as of the acquisition date.

This acquisition brought new capabilities to us and has enabled us to better serve customers, globally and at scale. More specifically, Datapipe’s capabilities include experience in the public sector, data centers and offices in markets where we had little or no presence, more robust professional services for customers and colocation services.

Goodwill primarily consisted of assembled workforce and certain synergies expected to arise after the acquisition. None of the goodwill recorded as part of the Datapipe acquisition is deductible for tax purposes except for an immaterial amount assumed as a result of historical acquisitions made by Datapipe. Goodwill was allocated to the Multicloud Services reportable segment.

Total consideration for the Datapipe acquisition was $1,038.8 million, comprised of the following components:

(In millions)
Cash consideration(1)	$22.5
Redemption of seller’s preferred equity(2)	174.8
Cash to repay Datapipe Credit Facilities, including accrued interest	567.1
Fair value of Equity Consideration(3)	173.8
Fair value of Contingent Consideration(4)	100.6

Datapipe acquisition consideration	$1,038.8

(1)	Represents cash consideration paid to the seller to complete the acquisition, including the seller’s closing date selling expenses.
(2)

The seller’s preferred equity was redeemed by issuing promissory notes, which were issued in place of direct cash payments as the amount needed for redemption of the seller’s preferred equity could not be calculated definitively until the closing of the acquisition. Note that all common stock held by the seller was redeemed for our equity. Substantially all the promissory notes were repaid two days after the closing date and the remainder of less than $0.1 million was repaid in January 2018.

(3)

Comprised of approximately 12.5 million common shares of the company issued in relation to this acquisition. The fair value of the shares of common stock issued was valued using the income approach to determine the total invested capital of the company divided by shares of common stock outstanding as of the date of the acquisition.

(4)

The fair value of the Contingent Consideration at the acquisition date was determined based on a Monte Carlo simulation model, utilizing a weighted average probability of the future equity value of the company, and a discounted payout analysis based on probabilities and timing of achieving prescribed targets. The Contingent Consideration is recorded as equity and is not subject to remeasurement.

The allocation of the purchase price as of the November 15, 2017 closing date was as follows:

(In millions)	November 15, 2017
Datapipe acquisition consideration	$1,038.8

Allocated to:
Cash and cash equivalents	$10.3
Property, equipment and software	181.0
Intangible assets	270.2
Accounts payable and accrued expenses	(47.9)
Deferred revenue	(23.0)
Capital lease obligations	(44.1)
Finance obligations for build-to-suit arrangements	(40.6)
Other assets acquired, net of other liabilities assumed	31.1

Net assets acquired	$337.0

Goodwill	$701.8

The following provides the fair value of property, equipment and software acquired:

(In millions)	November 15, 2017
Computers and equipment	$102.2
Software	18.5
Furniture and fixtures	3.0
Buildings and leasehold improvements	55.5
Work in process	1.8

Total property, equipment and software	$181.0

The following provides the fair value of identifiable intangible assets acquired:

(In millions)	November 15, 2017	Weighted Average Amortization Period
Customer relationships	$269.1	7.7 years
Favorable lease agreements(1)	1.1	4.3 years

Total intangible assets	$270.2

(1)	See discussion in Note 6, “Goodwill and Intangible Assets” regarding the adoption of ASC 842, effective January 1, 2019, and the resulting impact on favorable and unfavorable lease agreements.

In addition to the acquired intangible assets above, we assumed unfavorable lease liabilities with a fair value of $4.7 million. The weighted-average amortization period for these liabilities is approximately 5.7 years as of the date of the acquisition.

We recorded $10.9 million and $3.0 million for the years ended December 31, 2017 and 2018, respectively, of costs, including legal, professional, and other fees, related to the Datapipe acquisition, within “Selling, general and administrative” expenses in the Consolidated Statements of Comprehensive Loss.

The amount of Datapipe’s revenue and loss from operations included in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2017 was $43.0 million and $11.5 million, respectively.

Pro Forma Results

The following unaudited pro forma summary presents consolidated financial information for the year ended December 31, 2017 as if the Datapipe acquisition had been completed as of January 1, 2017. This pro forma presentation does not include any impact of transaction synergies. The pro forma results are not necessarily indicative of the results of operations that actually would have been achieved had the acquisition of Datapipe been consummated as of January 1, 2017:

(In millions)	Year Ended December 31, 2017
Revenue	$2,429.7
Net loss	$(109.9)

RelationEdge

On May 14, 2018, we acquired 100% of RelationEdge, a full-service Salesforce Platinum Consulting Partner and digital agency that helps clients engage with their customers from lead to loyalty by improving business process, leveraging technology and integrating creative digital marketing. The acquisition was completed for total consideration of $65.7 million, net of cash acquired of $0.4 million, for a net cash purchase price of $65.3 million. We funded the acquisition and the related fees and expenses with cash on hand. With this acquisition, we expanded our ability to be a preferred partner for managing a customer’s complete application portfolio through continuous transition to modern technologies, including software-as-a- service (“SaaS”) applications.

The allocation of the purchase price as of the May 14, 2018 closing date was as follows

(In millions)	May 14, 2018
RelationEdge Acquisition Consideration	$65.7

Allocated to:
Cash and cash equivalents	$0.4
Intangible assets	22.1
Liabilities assumed, net of other assets acquired	(1.1)

Net assets acquired	$21.4

Goodwill	$44.3

Goodwill primarily consisted of assembled workforce and is deductible for tax purposes. The fair value of identifiable intangible assets acquired includes $18.0 million for the relationship with Salesforce, and is recorded within “Other” in the intangible assets table disclosed in Note 6, “Goodwill and Intangible Assets.” The weighted average amortization period of identifiable intangible assets is approximately 4.6 years as of the date of the acquisition.

We recorded $1.6 million for the year ended December 31, 2018 of costs, including legal, professional, and other fees, related to the RelationEdge acquisition, within “Selling, general and administrative” expenses in the Consolidated Statements of Comprehensive Loss.

RelationEdge’s results of operations from the May 14, 2018 acquisition date through December 31, 2018 were not material to our consolidated financial statements. Additionally, pro forma impacts of the RelationEdge acquisition were not material to our consolidated revenue or results of operations for the year ended December 31, 2018.

Onica

On November 15, 2019, we acquired 100% of Onica, an Amazon Web Services (“AWS”) Partner Network (“APN”) Premier Consulting Partner and AWS Managed Service Provider providing cloud-native consulting and managed services, including strategic advisory, architecture and engineering and application development services. Total consideration to acquire Onica was $323.6 million, net of cash acquired of $7.5 million, for a net cash purchase price of $316.1 million. The acquisition was funded through a combination of cash on hand and revolving credit facility borrowings, which were repaid by December 31, 2019. This acquisition allows us to expand our portfolio of managed public cloud and professional services solutions and further enhance our existing partnership with AWS.

The purchase price has been preliminarily allocated to the acquired company’s assets and liabilities based upon estimated fair values at the date of the acquisition (pending the final valuation of certain tangible and intangible assets acquired and liabilities assumed, including deferred tax liabilities). Goodwill primarily consisted of assembled workforce. None of the goodwill recorded as part of the Onica acquisition is deductible for tax purposes except for approximately $18 million assumed as a result of historical acquisitions made by Onica.

The preliminary allocation of the purchase price as of the November 15, 2019 closing date is as follows:

(In millions)	November 15, 2019
Onica Acquisition Consideration	$323.6

Allocated to:
Cash and cash equivalents	$7.5
Intangible assets	61.8
Liabilities assumed, net of other assets acquired	(11.0)

Net assets acquired	$58.3

Goodwill	$265.3

Included in the fair value of identifiable intangible assets acquired was $41.3 million of customer relationships and $17.2 million for the relationship with AWS, with an amortization period of seven and four years, respectively. The AWS relationship is recorded within “Other” in the intangible assets table disclosed in Note 6, “Goodwill and Intangible Assets.”

During the year ended December 31, 2019, we recorded $7.7 million of costs, including legal, professional, and other fees, related to the Onica acquisition, within “Selling, general and administrative” expenses in the Consolidated Statements of Comprehensive Loss.

Onica’s results of operations from the November 15, 2019 acquisition date through December 31, 2019 were not material to our consolidated financial statements.

Pro Forma Results

The following unaudited pro forma summary presents consolidated financial information for the years ended December 31, 2018 and 2019 as if the Onica acquisition had been completed as of

January 1, 2018. This pro forma presentation does not include any impact of transaction synergies. The pro forma results are not necessarily indicative of the results of operations that actually would have been achieved had the acquisition of Onica been consummated as of January 1, 2018:

(In millions)	Year Ended December 31, 2018	Year Ended December 31, 2019
Revenue	$2,520.7	$2,551.1
Net loss	$(493.4)	$(106.3)

5. Property, Equipment and Software, net

Property, equipment and software, net, at December 31, 2018 and 2019 consisted of the following:

(In millions)	December 31, 2018	December 31, 2019
Computers and equipment	$1,124.8	$1,155.9
Software	429.1	441.6
Furniture and fixtures	34.3	31.3
Buildings and leasehold improvements	377.4	303.7
Land	31.8	32.2

Property, equipment and software, at cost	1,997.4	1,964.7
Less: Accumulated depreciation and amortization	(1,091.2)	(1,255.2)
Work in process	20.8	18.3

Property, equipment and software, net	$927.0	$727.8

Depreciation and amortization expense related to property, equipment and software was $630.3 million, $445.5 million and $328.5 million for the years ended December 31, 2017, 2018 and 2019, respectively. Depreciation and amortization expense for the year ended December 31, 2018 includes $20.9 million of accelerated depreciation resulting from a revision to the useful life of certain equipment assets.

Included in the balance of property, equipment, and software as of December 31, 2019 are assets recorded under finance leases. See Note 9, “Leases” for a discussion of the lease arrangements and the amounts within property, equipment and software as of December 31, 2019.

6. Goodwill and Intangible Assets

The following table sets forth the changes in the carrying amounts of goodwill by reportable segment during the years ended December 31, 2018 and 2019:

(In millions)	Multicloud Services	Apps & Cross Platform	OpenStack Public Cloud	Total Consolidated
Balance as of December 31, 2017	$2,397.4	$278.5	$52.1	$2,728.0
RelationEdge acquisition	—	44.3	—	44.3
Datapipe measurement period adjustments	4.6	—	—	4.6
Impairment of goodwill	(295.0)	—	—	(295.0)
Foreign currency translation	(5.9)	(0.8)	(0.5)	(7.2)

Balance as of December 31, 2018	$2,101.1	$322.0	$51.6	$2,474.7
Onica acquisition	265.3	—	—	265.3
Foreign currency translation	5.2	0.2	0.4	5.8

Balance as of December 31, 2019	$2,371.6	$322.2	$52.0	$2,745.8

Gross goodwill	$2,666.6	$322.2	$52.0	$3,040.8
Less: Accumulated impairment charges	(295.0)	—	—	(295.0)

Goodwill, net as of December 31, 2019	$2,371.6	$322.2	$52.0	$2,745.8

During the fourth quarter of 2018, we performed our annual goodwill impairment test. We determined that the carrying amount of our Private Cloud Services reporting unit, a component of the Multicloud Services reportable segment, exceeded its fair value and recorded a goodwill impairment charge of $295.0 million. The impairment was driven by a significant decrease in forecasted revenue and cash flows and a lower long-term growth rate, as current and forecasted industry trends reflect lower demand for traditional managed hosting services. Prior to calculating the goodwill impairment loss, we assessed the recoverability of long-lived assets other than goodwill and concluded such assets were not impaired.

The results of our goodwill impairment test for the year ended December 31, 2019 did not indicate any impairments of goodwill. As a result of the annual impairment test, it was determined that the excess of fair value over carrying amount was less than 20% for the Managed Public Cloud Services reporting unit, a component of the Multicloud Services reportable segment, which had an excess of fair value over carrying amount of 10% as of October 1, 2019. Goodwill, net attributed to the Managed Public Cloud Services reporting unit was $811.5 million as of December 31, 2019.

Management exercised significant judgment related to the determination of the fair value of each reporting unit. The fair value of each reporting unit was estimated using the discounted cash flow method. The discounted cash flow methodology requires significant judgment, including estimation of future cash flows, which is dependent on internal forecasts, current and anticipated economic conditions and trends, the estimation of the long-term growth rate of the company’s business, and the determination of the company’s weighted average cost of capital. Changes in these estimates and assumptions could materially affect the fair value of the reporting unit, potentially resulting in a non-cash impairment charge. Management will continue to monitor the Managed Public Cloud Services reporting unit and consider potential impacts to the impairment assessment.

The following tables provide information regarding intangible assets other than goodwill:

	December 31, 2018
(In millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$1,940.3	$(299.3)	$1,641.0
Property tax abatement	16.0	(3.9)	12.1
Favorable lease agreements(1)	13.8	(2.6)	11.2
Other	22.9	(6.3)	16.6

Total definite-lived intangible assets	$1,993.0	$(312.1)	$1,680.9
Trade name (indefinite-lived)	250.0	—	250.0

Total intangible assets other than goodwill	$2,243.0	$(312.1)	$1,930.9

(1)	See discussion below regarding the adoption of ASC 842, effective January 1, 2019, and the resulting impact on favorable and unfavorable lease agreements.

	December 31, 2019
(In millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$1,983.7	$(459.9)	$1,523.8
Property tax abatement	16.0	(5.6)	10.4
Other	43.8	(10.6)	33.2

Total definite-lived intangible assets	$2,043.5	$(476.1)	$1,567.4
Trade name (indefinite-lived)	250.0	—	250.0

Total intangible assets other than goodwill	$2,293.5	$(476.1)	$1,817.4

In connection with the adoption of ASC 842 on January 1, 2019, as discussed in Note 1, “Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies,” favorable lease agreements included in “Intangible assets, net” and unfavorable lease agreements included in “Other non-current liabilities” in the Consolidated Balance Sheet as of December 31, 2018 are now recorded within “Operating right-of-use assets” in the Consolidated Balance Sheet as of January 1, 2019.

Amortization expense related to intangibles, not including favorable and unfavorable lease agreements, was $126.6 million, $164.2 million and $167.5 million for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, amortization of intangible assets for the next five years and thereafter is expected to be as follows:

(In millions)	Intangible Assets
Year ending:
2020	$176.6
2021	173.1
2022	171.7
2023	168.0
2024	159.7
Thereafter	718.3

Total	$1,567.4

7. Investments

We hold equity investments that do not have readily determinable fair values. The aggregate carrying value of these equity investments was $10.1 million and $0.1 million as of December 31, 2018 and 2019, respectively.

In June 2019, CrowdStrike Holdings, Inc. (“CrowdStrike”), an entity in which Rackspace US, Inc. held an equity investment, completed an initial public offering (“IPO”) and became a publicly-traded company. Prior to the IPO date, our investment in CrowdStrike had a carrying value of $10.0 million and was accounted for as an equity investment without a readily determinable fair value. With the availability of observable price changes following the completion of the IPO, our investment in CrowdStrike was measured at fair value on a prospective basis using the end of period quoted stock price, which is classified as a Level 1 input within the fair value hierarchy. In December 2019, Rackspace US, Inc. sold the investment in CrowdStrike for $106.9 million in cash proceeds.

For the years ended December 31, 2017 and 2018, we recognized net gains on investment activity of $4.6 million, of which $1.2 million and $3.8 million, respectively, related to the sale of shares in Mailgun Technologies, Inc. (“Mailgun Technologies”). See Note 14, “Divestitures” for more information. For the year ended December 31, 2019, we recognized a net gain on investment activity of $99.5 million, which was primarily comprised of a $96.9 million realized gain related to the sale of the CrowdStrike investment.

8. Debt

Debt consisted of the following:

	December 31, 2018
(In millions)	Term Loan Facility	8.625% Senior Notes	Total
Principal balance	$2,853.5	$1,197.5	$4,051.0
Unamortized debt issuance costs	(60.2)	(23.1)	(83.3)
Unamortized debt discount	(6.1)	—	(6.1)

Total debt	2,787.2	1,174.4	3,961.6
Less: current portion of debt	(29.0)	(5.0)	(34.0)

Debt, excluding current portion	$2,758.2	$1,169.4	$3,927.6

	December 31, 2019
(In millions)	Term Loan Facility	8.625% Senior Notes	Total
Principal balance	$2,824.6	$1,120.2	$3,944.8
Unamortized debt issuance costs	(48.6)	(18.0)	(66.6)
Unamortized debt discount	(4.9)	—	(4.9)

Total debt	2,771.1	1,102.2	3,873.3
Less: current portion of debt	(29.0)	—	(29.0)

Debt, excluding current portion	$2,742.1	$1,102.2	$3,844.3

Senior Facilities

On November 3, 2016, in conjunction with the Rackspace Acquisition, Rackspace Technology Global entered into a secured First Lien Credit Agreement with Citibank, N.A. (“Citi”) as the administrative agent. The First Lien Credit Agreement includes the Term Loan Facility originally in the amount of $2,000.0 million, which was fully drawn at closing of the Rackspace Acquisition, and an undrawn revolving credit facility (“Revolving Credit Facility”) of $225.0 million (together, the “Senior Facilities”). Rackspace Technology Global may request additional Term Loan Facility commitments or Revolving Credit Facility commitments up to a specified dollar amount plus additional amounts, subject to compliance with applicable leverage ratios and certain terms and conditions. The proceeds of the Term Loan Facility were used to fund the transactions associated with the Rackspace Acquisition. The Term Loan Facility has a maturity date of November 3, 2023 and the Revolving Credit Facility matures on November 3, 2021.

On June 21, 2017, Rackspace Technology Global amended the terms of the First Lien Credit Agreement to reprice the Term Loan Facility, decreasing the applicable margin to 3.00% for LIBOR loans and 2.00% for base rate loans. Rackspace Technology Global also raised an additional $100.0 million of incremental borrowings under the Term Loan Facility on the same terms as the repriced Term Loan Facility. The proceeds of the $100.0 million incremental term loans were used for general corporate purposes, including permitted acquisitions, capital expenditures and transaction costs.

In connection with this amendment, we recorded a loss on extinguishment of debt of $9.6 million in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2017. The loss represents a write-off of a portion of unamortized debt issuance costs and debt discount. In addition, we recorded $0.2 million of fees and expenses related to the amendment as debt issuance costs. All other terms under the original First Lien Credit Agreement remained unchanged.

On November 15, 2017, in connection with the Datapipe acquisition, Rackspace Technology Global raised an additional $800.0 million of incremental borrowings under the Term Loan Facility. The proceeds of the $800.0 million incremental term loans were used to finance a portion of the Datapipe acquisition, repay certain of Datapipe’s existing debt obligations and pay related fees and expenses.

In connection with this incremental borrowing, we recorded a loss on extinguishment of debt of $7.3 million in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2017. The loss represents a write-off of a portion of unamortized debt issuance costs and debt discount, along with a portion of the fees and expenses related to the incremental borrowing. In addition, we recorded $13.7 million of fees and expenses as debt issuance costs. All other terms under the original First Lien Credit Agreement remained unchanged.

Borrowings under the Senior Facilities bear interest at an annual rate equal to an applicable margin plus, at our option, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a 1.00% floor in the case of term loans, or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of Citi and (iii) the one-month adjusted LIBOR plus 1.00%. Interest is due at the end of each interest period elected, not exceeding 90 days, for LIBOR loans and at the end of every calendar quarter for base rate loans. Rackspace Technology Global is required to make quarterly amortization payments on the Term Loan Facility in an annual amount equal to 1.0% of the original principal amount, including incremental borrowings since the Rackspace Acquisition, or $7.2 million per quarter, with the balance due at maturity.

As of December 31, 2019, the interest rate on the Term Loan Facility was 4.90%.

The Revolving Credit Facility has an applicable margin of 4.00% for LIBOR loans and 3.00% for base rate loans and is subject to step-downs based on the net first lien leverage ratio. The Revolving Credit Facility also includes a commitment fee equal to 0.50% per annum in respect of the unused commitments that is due quarterly. This fee is also subject to one step-down based on the net first lien leverage ratio. We recorded $8.8 million of debt issuance costs when Rackspace Technology Global entered into this debt instrument. As of December 31, 2019, there were no outstanding borrowings under the Revolving Credit Facility.

In addition to the quarterly amortization payments discussed above, the Senior Facilities requires Rackspace Technology Global to make certain mandatory prepayments, including using (i) a portion of annual excess cash flow, as defined in the agreement, to prepay the Term Loan Facility, (ii) net cash proceeds of certain non-ordinary assets sales or dispositions of property to prepay the Term Loan Facility, and (iii) net cash proceeds of any issuance or incurrence of debt not permitted under the Senior Facilities to prepay the Term Loan Facility. Rackspace Technology Global can make voluntary prepayments at any time without penalty, subject to customary breakage costs.

Rackspace Technology Global is the borrower under the Senior Facilities, and all obligations under the Senior Facilities are (i) guaranteed by Inception Parent, Inc., Rackspace Technology Global’s immediate parent company, on a limited recourse basis and secured by the equity interests of Rackspace Technology Global held by Inception Parent, Inc. and (ii) guaranteed by Rackspace Technology Global’s wholly-owned domestic restricted subsidiaries and secured by substantially all material owned assets of Rackspace Technology Global and the subsidiary guarantors, including the equity interests held by each, in each case subject to certain exceptions. The only financial covenant is with respect to the Revolving Credit Facility which limits the net first lien leverage ratio to a maximum of 3.50 to 1.00; however, this covenant is only applicable and tested if the aggregate amount of outstanding borrowings under the Revolving Credit Facility is equal to or greater than 30% of the Revolving Credit Facility commitments at the end of a fiscal quarter. Other covenants include limitations on restricted payments, indebtedness, investments, liens, asset sales and transactions with affiliates. As of December 31, 2019, Rackspace Technology Global was in compliance with all covenants under the Senior Facilities.

The fair value of the Term Loan Facility as of December 31, 2019 was $2,725.7 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the Term Loan Facility is classified as Level 2 within the fair value hierarchy.

Interest rate swap agreements are utilized to manage the interest rate risk associated with interest payments on the Term Loan Facility that result from fluctuations in the LIBOR rate. See Note 15, “Derivatives” for more information on the interest rate swap agreements.

8.625% Senior Notes due 2024

On November 3, 2016, in conjunction with the Rackspace Acquisition, Rackspace Technology Global completed the issuance of $1,200.0 million aggregate principal amount of 8.625% Senior Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The 8.625% Senior Notes will mature on November 15, 2024 and bear interest at a rate of 8.625% per year, payable semi-annually on May 15 and November 15. The proceeds of the 8.625% Senior Notes were used to fund the transactions associated with the Rackspace Acquisition, including consummation of the Rackspace Acquisition and payment of related fees and expenses.

Rackspace Technology Global is the issuer of the 8.625% Senior Notes, and obligations under the 8.625% Senior Notes are guaranteed on a senior unsecured basis by all of Rackspace Technology Global’s wholly-owned domestic restricted subsidiaries (as subsidiary guarantors) that guarantee the Senior Facilities. The 8.625% Senior Notes are junior to the indebtedness under the Senior Facilities and the indenture describes certain terms and conditions under which other current and future domestic subsidiaries are required to become guarantors of the 8.625% Senior Notes.

Rackspace Technology Global may redeem the 8.625% Senior Notes at its option, in whole at any time or in part from time to time, at the following redemption prices: prior to November 15, 2020, at a redemption price equal to 106.469% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; from November 15, 2020 to November 15, 2021, at a redemption price equal to 104.313% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; from November 15, 2021 to November 15, 2022, at a redemption price equal to 102.156% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; and from November 15, 2022 and thereafter, at a redemption price equal to 100.000% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date.

The 8.625% Senior Notes indenture contains covenants that, among other things, limit Rackspace Technology Global’s ability to incur additional debt, pay certain dividends or make other restricted payments, make certain asset sales, incur certain liens securing debt, engage in certain transactions with affiliates and make certain investments. As of December 31, 2019, Rackspace Technology Global was in compliance with all covenants under the indenture.

We recorded $31.7 million of debt issuance costs related to the Rackspace Technology Global’s issuance of the 8.625% Senior Notes.

In December 2018, Rackspace Technology Global repurchased and surrendered for cancellation $2.5 million of principal amount for $2.0 million, including accrued interest. In connection with this repurchase, we recorded a gain on debt extinguishment of $0.5 million in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2018.

During the year ended December 31, 2019, Rackspace Technology Global repurchased and surrendered for cancellation $77.3 million of principal amount of 8.625% Senior Notes for $66.9 million, including accrued interest of $0.8 million. In connection with these repurchases, we recorded a gain on debt extinguishment of $9.8 million in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2019.

The fair value of the 8.625% Senior Notes as of December 31, 2019 was $1,089.4 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the 8.625% Senior Notes is classified as Level 2 within the fair value hierarchy.

Debt Maturities

The maturities of debt obligations for the next five years at December 31, 2019 are as follows:

(In millions)	Amount
Year ending:
2020	$29.0
2021	29.0
2022	29.0
2023	2,737.6
2024	1,120.2

Total	$3,944.8

9. Leases

Assets recorded as property and equipment under finance leases, and the related accumulated depreciation balance as of December 31, 2019, were as follows:

(In millions)	December 31, 2019
Computers and equipment	$21.6
Buildings	105.3
Less: Accumulated depreciation	(21.3)

Net book value of property and equipment under finance leases	$105.6

The current and non-current balances of finance lease liabilities as of December 31, 2019, were as follows:

(In millions)	December 31, 2019
Finance lease liability balances included in:
Other current liabilities	$9.2
Other non-current liabilities	88.4

Total finance lease liability	$97.6

The components of operating and finance lease expense for the year ended December 31, 2019, were as follows:

(In millions)	Amount
Operating lease expense:
Fixed lease expense	$107.6
Variable lease expense	13.9
Short-term lease expense	4.3
Sublease income	(2.5)

Total operating lease expense	$123.3

Finance lease expense:
Depreciation of finance lease assets	$7.9
Interest expense on finance lease liabilities	8.2

Total finance lease expense	$16.1

Supplemental cash flow information related to operating and finance leases for the year ended December 31, 2019, was as follows:

(In millions)	Operating leases	Finance leases
Cash payments for lease liabilities included within:
Cash flows from operating activities	$(101.6)	$(9.0)
Cash flows from financing activities	—	(19.9)
New lease assets obtained in exchange for lease liabilities	$33.7	$12.6

As of December 31, 2019, the weighted average remaining lease term and weighted average discount rate of our operating and finance leases, respectively, were as follows:

	Operating leases	Finance leases
Weighted average remaining lease term (in years)	8	14
Weighted average discount rate	11.5%	9.4%

Future lease payments under operating and finance leases as of December 31, 2019 are as follows:

(In millions)	Operating leases	Finance leases
Year ending:
2020	$89.7	$16.8
2021	72.5	14.5
2022	57.2	13.8
2023	46.0	9.2
2024	39.2	9.4
Thereafter	195.0	119.1

Total future lease payments	499.6	182.8
Less amount representing interest	(184.8)	(85.2)

Total lease liability	$314.8	$97.6

As of December 31, 2019, we had additional operating leases that had not yet commenced with aggregate fixed lease payments of $1.9 million. These operating leases will commence in 2020 with lease terms of approximately 3 to 5 years.

Prior period disclosures under previous lease accounting guidance

Operating and Capital Leases

Rent expense under non-cancelable operating lease agreements was $91.0 million and $128.0 million for the years ended December 31, 2017 and 2018, respectively.

As of December 31, 2018, future minimum lease payments under operating and capital leases were as follows:

(In millions)	Operating leases	Capital leases
Year ending:
2019	$96.8	$18.0
2020	88.4	3.0
2021	75.8	1.1
2022	59.2	0.3
2023	48.6	—
Thereafter	291.3	0.1

Total minimum lease payments	$660.1	22.5

Less amount representing interest		(1.2)

Present value of net minimum lease payments		$21.3

Build-to-Suit Leases

As of December 31, 2018, future minimum lease payments under build-to-suit leases were as follows:

(In millions)	Amount
Year ending:
2019	$16.8
2020	14.9
2021	16.8
2022	17.4
2023	17.7
Thereafter	188.6

Total minimum build-to-suit lease payments	272.2
Plus amount representing residual asset balance	129.9
Less amount representing executory costs	(0.5)
Less amount representing interest	(169.7)

Financing obligations for build-to-suit leases	231.9
Less current portion of financing obligations for build-to-suit leases	(3.8)

Non-current portion of financing obligations for build-to-suit leases	$228.1

10. Financing Obligations

We have entered into installment payment arrangements with certain equipment and software vendors. In addition, we have entered into certain sale-leaseback agreements that do not qualify as asset sales and are accounted for as failed sale-leasebacks. These arrangements include the sale and leaseback of equipment with third party financial institutions, which we entered into in 2019, and certain property leases we assumed upon the acquisition of Datapipe.

The weighted average imputed interest rate for our financing obligations was 7.5% as of December 31, 2019.

As of December 31, 2019, future payments under financing obligations were as follows:

(In millions)	Amount
Year ending:
2020	$50.9
2021	32.9
2022	25.6
2023	3.6
2024	3.6
Thereafter	34.3

Total future payments	150.9
Plus amount representing residual asset balance	14.3
Less amount representing interest	(35.9)

Total financing obligations	$129.3

11. Commitments and Contingencies

Purchase Commitments

Non-cancelable purchase commitments primarily consist of commitments for certain software licenses, hardware purchases, third party infrastructure purchases, and costs associated with our data centers, such as bandwidth and electricity. The agreements provide for either penalties for early termination or may require minimum commitments for the remaining term. The minimum commitments for all of these agreements, as of December 31, 2019, approximated $155.9 million, $120.2 million, $77.4 million, $30.8 million, $24.5 million and $84.2 million, for the years ended December 31, 2020, 2021, 2022, 2023, 2024, and thereafter, respectively.

We also have purchase orders and construction contracts primarily related to data center equipment and facility build-outs. We generally have the right to cancel these open purchase orders prior to delivery or terminate the contracts without cause.

Contingencies

We have contingencies that arise from various litigation, claims and commitments.

From time to time, we are a party to various claims asserting that certain of our services and technologies infringe the intellectual property rights of others. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, or orders preventing us from offering certain features, products, or services, and may also cause us to change our business practices and require development of non-infringing products or technologies, which could result in a loss of revenue for us or otherwise harm our business.

We record an accrual for a loss contingency when a loss is considered probable and reasonably estimable. As additional facts concerning a loss contingency become known, we reassess our position and make appropriate adjustments to a recorded accrual. The amount that will ultimately be paid related to a matter may differ from the recorded accrual, and the timing of such payments, if any, may be uncertain.

We cannot predict the impact, if any, that any current matter will have on our business, results of operations, financial position, or cash flows. Because of the inherent uncertainties of these matters, including the early stage and lack of specific damage claims in many of them, we cannot estimate a range of possible losses from them at this time.

In July 2017, we reached a settlement agreement with a customer to early terminate a large, multi-year agreement with a contractual term that would have expired in June 2018 in exchange for a cash payment of $28.8 million. The cash payment was received during the three months ended September 30, 2017 and is recorded within “Gain on settlement of contract” in the Consolidated Statements of Comprehensive Loss.

Indemnifications

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. In addition, from time to time we may enter into indemnification agreements with certain of our employees so that such employees will agree to serve as directors or officers of our foreign subsidiaries. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of the insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. We had no material liabilities recorded for these agreements as of December 31, 2018 or 2019.

In connection with the Rackspace Acquisition, an affiliate of Apollo and Searchlight (the “Affiliated Service Providers”) each entered into a management consulting agreement with Rackspace Technology, Inc. (the “Apollo/Searchlight Management Consulting Agreement”) relating to the provision of certain management consulting and advisory services following the consummation of the Rackspace Acquisition. In addition, on November 3, 2016, an affiliate of Apollo entered into a transaction fee agreement (the “Transaction Fee Agreement”) with Rackspace Technology, Inc. relating to the provision of certain preparation services in support of the Rackspace Acquisition.

On November 15, 2017, in connection with the Datapipe acquisition, ABRY Partners, LLC and ABRY Partners II, LLC entered into a management consulting agreement (the “ABRY Management Consulting Agreement”) with Rackspace Technology, Inc. relating to the provision of certain management consulting and advisory services.

Under the terms of the Transaction Fee Agreement, the Apollo/Searchlight Management Consulting Agreement and the ABRY Management Consulting Agreement, the company has obligations to indemnify affiliates and representatives of Apollo, Searchlight and ABRY, as applicable, for any losses or liabilities that they may incur as a result of their provision of services under those agreements (unless the losses or liabilities have resulted from the willful misconduct of the person seeking indemnification). We had no liabilities recorded for these agreements as of December 31, 2018 or 2019.

Additionally, in the normal course of business, we indemnify certain parties, including customers, vendors and lessors, with respect to certain matters. We have agreed to hold certain parties harmless against losses arising from a breach of representations or covenants or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. We had no material liabilities recorded for these agreements as of December 31, 2018 or 2019.

12. Share-Based Compensation, Settlement of Share-based Awards, and Employee Benefit Plans

Issuances and Repurchases of Common Stock

During the years ended December 31, 2017 and December 31, 2018, we issued 1.1 million and 0.2 million shares of our common stock, respectively, to certain executives and independent board members and received proceeds of $9.7 million and $3.2 million, respectively. As a result, we recorded a $9.7 million and $3.2 million increase to “Additional paid-in-capital” for the years ended December 31, 2017 and December 31, 2018, respectively.

During the year ended December 31, 2019, we repurchased $2.2 million, or 0.2 million shares, of our common stock. These shares were subsequently retired. As a result, we recorded a $2.2 million decrease to “Additional paid-in-capital” for the year ended December 31, 2019.

Settlement of Share-Based Awards

As a result of the Rackspace Acquisition, Rackspace Technology Global had obligations related to the settlement of restricted stock units that were outstanding at the Closing Date. These obligations required installment payments that began in November 2016 and ended in the first quarter of 2019. We made cash payments of $117.0 million, $46.3 million and $19.2 million during the years ended December 31, 2017, 2018 and 2019, respectively.

Compensation expense recognized related to these payments for the years ended December 31, 2017, 2018 and 2019 was as follows:

	Year Ended December 31,
(In millions)	2017	2018	2019
Cost of revenue	$13.6	$6.5	$—
Selling, general and administrative	44.8	19.8	2.7

Total cash settled equity compensation expense	$58.4	$26.3	$2.7

In addition, in connection with an employee’s departure, we settled options and restricted stock for a one-time cash payment of $1.5 million during the year ended December 31, 2019.

Stock Plan

In April 2017, the Executive Committee of the Board of Directors authorized the company to adopt the Rackspace Technology, Inc. Equity Incentive Plan (the “Incentive Plan”). Under the Incentive Plan, incentive and non-qualified stock options or rights to purchase common stock of the company may be granted to eligible participants. In addition to stock options, we may grant restricted stock awards and restricted stock units, collectively referred to as “restricted stock.” All awards, excluding incentive stock options, may be granted under the plan to persons or entities that are employees or directors of, or consultants to, the company or any of its subsidiaries on the date of grant. Incentive stock options may be granted only to employees of the company or a subsidiary. The exercise price of a stock option granted under the Incentive Plan is determined by the Executive Committee at the time the option is granted and, in the case of incentive stock options, may not be less than 100% of the fair market value of a share of the company’s common stock as of the date of grant.

For the years ended December 31, 2017, 2018 and 2019, the company granted stock options and restricted stock under the Incentive Plan. Collectively, all such grants are referred to as “awards.” The company issues new shares of its common stock to satisfy vesting of restricted stock and exercise of stock options under the Incentive Plan.

All awards deduct one share from the Incentive Plan shares available for issuance for each share granted. To the extent awards granted under the Incentive Plan terminate, expire or lapse, shares subject to such awards generally will again be available for future grant. The Incentive Plan began with 12.2 million shares authorized for grant and contains an evergreen feature whereby shares available increase each grant date based on the quantity of certain types of awards granted. As of December 31, 2019, the total number of shares authorized, outstanding and available for future grants under the Incentive Plan was as follows:

(In millions)	December 31, 2019
Shares Authorized	31.0
Shares Outstanding	20.1
Shares Available for Future Grants	10.9

The composition of the equity awards outstanding as of December 31, 2018 and 2019 was as follows:

(In millions)	December 31, 2018	December 31, 2019
Restricted stock	2.6	0.6
Stock options	18.7	19.5

Total outstanding awards	21.3	20.1

Stock Options

Stock options have been granted for a term of ten years and generally vest ratably over a three-year period, subject to continued service. Certain executives have received stock options that vest in part subject to continued service ratably over a five-year period and in part based upon the attainment of performance and market conditions.

The following table summarizes the stock option activity for the year ended December 31, 2019:

	Number of Shares (in millions)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2018	18.7	$10.78	8.55	$83.6

Granted	13.8	$12.88
Exercised	(0.4)	$8.42
Forfeited	(10.9)	$11.02
Expired	(1.7)	$10.10

Outstanding at December 31, 2019	19.5	$12.21	8.64	$21.7

Vested and exercisable at December 31, 2019	3.5	$10.54	6.72	$11.1

Vested and exercisable at December 31, 2019 and expected to vest thereafter(1)	19.5	$12.21	8.64	$21.7

(1)	Forfeitures are recognized as they occur, rather than estimated.

The total pre-tax intrinsic value of the stock options exercised during the years ended December 31, 2018 and 2019 was $0.3 million and $1.8 million, respectively. There were no stock options exercised during the year ended December 31, 2017.

We have granted stock options that include vesting terms dependent upon a service, performance and/or market condition. The fair value of stock options with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation. The fair value of stock options with either solely a service requirement or with the combination of service and performance requirements is determined using the Black-Scholes valuation model, which requires us to make assumptions and judgments about variables related to our common stock and the related awards. The fair value of stock options is based on the fair value of the underlying common stock on the date of grant. The fair value of the underlying common stock includes estimates and judgments related to the discount rates and future discounted cash flows of the company based on management’s internal forecasts. Share-based compensation expense is recognized on a straight-line basis over the service period or over our best estimate of the period over which the performance condition will be met, as applicable. The following table presents the assumptions used to estimate the fair values of the stock options granted in the periods presented:

	Year Ended December 31,
	2017	2018	2019
Expected stock volatility(1)	63% - 70%	63% - 72%	58%
Expected dividend yield(2)	— %	— %	— %
Risk-free interest rate(3)	1.64% - 2.25%	2.63% - 2.92%	1.54% - 2.47%
Expected life(4)	5.2 - 6.5 years	5.5 - 6.5 years	5.7 - 6.5 years

(1)	Management estimates volatility based on the historical trading volatility of a public company peer group and the implied volatility of our assets and current leverage.
(2)	We have not issued dividends to date and do not anticipate issuing dividends.
(3)	Based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent expected term.
(4)

Represents the period that our share-based awards are expected to be outstanding. Management uses the simplified method for our estimation of the expected life as we do not have adequate historical data.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2017, 2018 and 2019 was $5.63, $9.69 and $6.81, respectively.

As of December 31, 2019, there was $57.0 million of total unrecognized compensation cost related to stock options, which will be recognized using the straight-line method over a weighted average period of 2.6 years. This does not include $46.3 million fair value related to unvested options that will vest based on performance, market, and service conditions all tied to a change in control. In accordance with accounting guidance for share-based compensation, the associated expense will not be recorded until a change in control event is consummated.

Restricted Stock

Certain non-executive board members elected to receive a portion of their annual compensation in the form of restricted stock. The fair value of these service-vesting awards is measured based on the fair value of the underlying common stock on the date of grant, and share-based compensation expense is recognized on a straight-line basis over the one-year service period.

In addition, restricted stock has been granted to certain executives that vest in part subject to continued service ratably over a three or five-year period and in part based upon the attainment of performance and market conditions. The fair value of the service-vesting awards is measured based on the fair value of the underlying common stock on the date of the grant, and share-based compensation expense is recognized on a straight-line basis over the three or five-year service period. The fair value of restricted stock with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation.

Additionally, we have granted certain awards with vesting dependent upon the attainment of predetermined financial performance results over the next three years. The fair value of these performance-vesting awards is measured based on the fair value of the underlying common stock on the date of grant, and share-based compensation expense is recognized when it is probable that the performance condition will be achieved.

The following table summarizes our restricted stock activity for the year ended December 31, 2019:

	Number of Units or Shares (in millions)	Weighted- Average Grant- Date Fair Value
Outstanding at December 31, 2018	2.6	$14.40

Granted	0.4	$12.88
Released	(0.3)	$15.09
Cancelled	(2.1)	$14.33

Outstanding at December 31, 2019	0.6	$13.26

Expected to vest after December 31, 2019(1)	0.6	$13.26

(1)	Forfeitures are recognized as they occur, rather than estimated.

The weighted-average grant-date fair value of restricted stock granted during the years ended December 31, 2017 and 2018 was $8.33 and $14.40, respectively.

The total pre-tax intrinsic value of the restricted stock released during the years ended December 31, 2017 and 2019 was $0.5 million and $3.3 million, respectively. There was no restricted stock released during the year ended December 31, 2018.

As of December 31, 2019, there was $5.4 million of total unrecognized compensation cost related to restricted stock, which will be recognized using the straight-line method over a weighted average period of 2.5 years. This does not include $3.8 million fair value related to restricted stock that will vest based on performance, market, and service conditions all tied to a change in control. In accordance with accounting guidance for share-based compensation, the associated expense will not be recorded until a change in control event is consummated.

Share-Based Compensation Expense

In connection with the departure of certain executives during the year ended December 31, 2019, we accelerated vesting of options and restricted stock for awards with service-only vesting conditions. In addition, the post termination option exercise period was extended. These modifications resulted in $3.5 million of incremental expense during the year ended December 31, 2019.

In addition, during the years ended December 31, 2018 and December 31, 2019, modifications were made to the performance and/or market condition of awards for certain employees. As these awards vest based on a change in control event, these modifications resulted in no incremental expense.

Share-based compensation expense recognized under the Incentive Plan for the years ended December 31, 2017, 2018 and 2019 was as follows:

	Year Ended December 31,
(In millions)	2017	2018	2019
Cost of revenue	$1.5	$4.1	$5.7
Selling, general and administrative	8.7	15.9	24.5

Pre-tax share-based compensation expense	10.2	20.0	30.2
Less: Income tax benefit	(3.6)	(4.2)	(6.3)

Total share-based compensation expense, net of tax	$6.6	$15.8	$23.9

Employee Benefit Plans

We sponsor defined contribution plans whereby employees may elect to contribute a portion of their annual compensation to the plans, after complying with certain limitations. The plans also include a discretionary employer contribution. Contribution expense recognized for these plans was $13.1 million, $14.8 million and $14.3 million for the years ended December 31, 2017, 2018 and 2019, respectively.

13. Taxes

The benefit for income taxes consisted of the following:

	Year Ended December 31,
(In millions)	2017	2018	2019
Federal	$3.6	$(6.0)	$5.1
Foreign	6.5	15.6	12.1
State	1.2	(16.8)	3.5

Total current	11.3	(7.2)	20.7
Deferred:
Federal	(283.4)	(22.5)	(32.4)
Foreign	(12.3)	(3.4)	2.0
State	(16.4)	3.2	(10.3)

Total deferred	(312.1)	(22.7)	(40.7)

Total benefit for income taxes	$(300.8)	$(29.9)	$(20.0)

Loss before income taxes from U.S. and foreign operations were as follows:

	Year Ended December 31,
(In millions)	2017	2018	2019
U.S.	$(338.9)	$(515.5)	$(143.2)
Foreign	(21.8)	15.0	20.9

Total loss before income taxes	$(360.7)	$(500.5)	$(122.3)

A reconciliation of the statutory federal tax rate to the effective tax rate is as follows:

	Year Ended December 31,
	2017	2018	2019
Statutory federal tax rate	35.0%	21.0%	21.0%
State taxes, net of federal benefit	2.7%	2.2%	6.1%
Tax rate differentials for international jurisdictions	(10.3)%	(2.7)%	(2.7)%
Research and development credit	0.8%	0.1%	2.4%
U.S. Tax Reform	56.0%	(1.9)%	—%
Tax impact of goodwill impairment	—%	(12.3)%	—%
Effects of other enacted tax law and rate changes	—%	—%	(3.9)%
Valuation allowance	—%	(0.3)%	(2.0)%
Share-based compensation	—%	—%	(2.1)%
Other, net	(0.8)%	(0.1)%	(2.4)%

Effective tax rate	83.4%	6.0%	16.4%

Deferred Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes using the enacted tax rates in effect for the year in which the differences are expected to be reversed. Significant components of our deferred tax assets and liabilities are as follows:

(In millions)	December 31, 2018	December 31, 2019
Deferred tax assets:
Share-based compensation	$7.6	$10.9
Accruals not currently deductible	18.3	30.0
Net operating loss carryforwards	77.1	51.7
Foreign tax credit	34.6	34.0
Research and development credits	20.6	23.2
Depreciation and amortization	20.7	9.5
Disallowed interest carryforward	28.1	40.2
Operating lease liabilities	—	74.8
Other	7.5	12.1

Total gross deferred tax assets	214.5	286.4
Valuation allowance	(51.5)	(53.3)

Total net deferred tax assets	163.0	233.1
Deferred tax liabilities:
Depreciation and amortization	462.6	448.9
Prepaids	6.6	7.3
Deferred revenue	5.1	—
Capitalized costs	12.0	12.7
Unremitted foreign earnings	1.7	0.1
Debt related	12.0	9.9
Operating right-of-use assets	—	70.8
Other	3.6	1.1

Total gross deferred tax liabilities	503.6	550.8

Net deferred tax liabilities	$340.6	$317.7

As of December 31, 2019, we have $129.9 million of federal net operating loss carryforwards, $55.4 million of which expire at various dates through 2036, and $74.5 million of which have an indefinite carryforward period. Additionally, we have $68.7 million of federal tax credit carryforwards expiring at various dates through 2039. We have $105.9 million of foreign net operating losses, $5.8 million of which have carryforward periods ranging from 5 to 10 years, and $100.1 million of which have an indefinite carryforward period. Certain federal and foreign net operating loss carryforwards are subject to various limitations under Section 382 of the Internal Revenue Code and the applicable statutory foreign tax laws. We have disallowed interest expense carryforwards in the U.S. of $167.3 million that can be carried forward indefinitely.

We’ve recorded a valuation allowance with respect to certain of our deferred tax assets relating primarily to operating losses in certain U.S. state and foreign jurisdictions and federal foreign tax credits that we believe are not likely to be realized. For the rest of the deferred tax assets, valuation allowances were not deemed necessary based upon the determination that future profits are anticipated to utilize deferred tax assets prior to the expiration of any applicable carryforward periods.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was enacted. The Act, among other things, reduced the U.S. federal income tax rate from 35% to 21%, eliminated certain deductions, imposed a mandatory one-time tax on accumulated earnings of foreign subsidiaries and changed how foreign earnings are subject to U.S. tax. As of December 31, 2017, we had not completed our accounting for the effects of the Act; however, we made a reasonable estimate of those effects. Accordingly, we recognized a provisional income tax benefit of $196.8 million for the year ended December 31, 2017, which was included within “Benefit for income taxes” in the Consolidated Statements of Comprehensive Loss. This amount was primarily comprised of the remeasurement of federal net deferred tax liabilities resulting from the permanent reduction in the U.S. statutory corporate tax rate to 21% from 35%.

In December 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 (“SAB 118”) to provide guidance in situations when a public company does not have the necessary information available, prepared or analyzed in reasonable detail to complete the accounting for certain income tax effects of the Act. As we completed our analysis of the Act during 2018, we adjusted the previously recorded provisional amounts as determined in accordance with SAB 118. In the fourth quarter of 2018, we completed our accounting for the Act with the filing of the 2017 federal income tax return. Our final income tax benefit related to the Act was a net $186.3 million, which was comprised of the recognition of the transition tax imposed on undistributed earnings from non-US subsidiaries and the remeasurement of deferred income taxes using the newly enacted statutory rate of 21%.

The effective tax rate for the year ended December 31, 2017 was primarily impacted by the Act. The effective tax rate for the year ended December 31, 2018 was primarily impacted by new provisions for foreign earnings, specifically global intangible low-taxed income (“GILTI”), as well as the tax impact associated with a goodwill impairment. The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations and we have elected to treat any GILTI inclusions as a period cost. The effective tax rate for the year ended December 31, 2019 was impacted by the current year GILTI inclusion, the impact of changes in income tax rates, changes in valuation allowances, R&D credits, changes to income tax reserves and other permanently nondeductible items.

As a result of the Rackspace Acquisition in 2016, we decided not to permanently reinvest our foreign earnings due to the debt service requirements of our new capital structure. As of December 31, 2016, we accrued $10.1 million of deferred tax liabilities related to the tax on undistributed foreign earnings. During the subsequent year, there was a mandatory one-time federal tax on undistributed foreign earnings under the Act and the federal portion of the deferred tax liability was recognized in

2017. During the current year the company has engaged in internal tax restructuring that has led us to recognize the state portion of the deferred tax liability. The remaining deferred tax liability for undistributed foreign earnings generated, subsequent to the restructuring, is $0.1 million of state taxes.

Uncertain Tax Positions

We file income tax returns in each jurisdiction in which we operate, both domestically and internationally. Due to the complexity involved with certain tax matters, we have considered all relevant facts and circumstances for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. We believe that there are no other jurisdictions in which the outcome of uncertain tax matters is likely to be material to our results of operations, financial position or cash flows. We further believe that we have made adequate provision for all income tax uncertainties.

A rollforward of unrecognized tax benefits, excluding accrued interest, for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Year Ended December 31,
(In millions)	2017	2018	2019
Balance, beginning of period	$45.3	$67.2	$47.0
Additions based on tax positions related to the current year	1.5	2.7	4.1
Additions for tax positions assumed in a business combination	22.8	—	—
Additions for tax positions of prior years	0.7	3.3	11.7
Reduction for statute expiration	—	(17.9)	(2.7)
Reductions for tax positions of prior years	(2.9)	(3.9)	(6.2)
Settlements	(0.2)	(4.4)	(0.7)

Balance, end of period(1)	$67.2	$47.0	$53.2

(1)	Included within non-current liabilities in the Consolidated Balance Sheets.

Of the total amount of unrecognized tax benefits as of December 31, 2017, 2018 and 2019, $54.8 million, $36.0 million and $47.4 million, respectively, if recognized, would favorably impact our effective tax rate. We do not expect the amount of unrecognized tax benefits disclosed above to change significantly over the next 12 months.

We recognize interest expense and penalties related to income tax matters within “Benefit for income taxes” on our Consolidated Statements of Comprehensive Loss. Accrued interest and penalties as of December 31, 2017 were $4.0 million and were reversed in the year ended December 31, 2018 due to statute expiration. Accrued interest and penalties as of December 31, 2019 were $2.1 million.

We are subject to U.S. federal income tax and various state, local, and international income taxes in numerous jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenue and expenses in different jurisdictions and the timing of recognizing revenue and expenses. As such, our effective tax rate is impacted by the geographical distribution of income and mix of profits in the various jurisdictions. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file.

We currently file income tax returns in the U.S. and all foreign jurisdictions in which we have entities, which are periodically under audit by federal, state, and foreign tax authorities. These audits can involve complex matters that may require an extended period of time for resolution. We remain subject to U.S. federal and state income tax examinations for the tax years 2009 through 2019 and in the foreign jurisdictions in which we operate for varying periods from 2008 through 2019. In February 2019, the Internal Revenue Service opened a federal tax audit into the pre-Rackspace Acquisition period ended November 2, 2016. We currently have income tax examinations open in Texas for tax years 2014 through 2017 and Oregon for tax years 2016 through 2018. Additionally, we are currently under tax audit in India for the fiscal year ended March 31, 2016.

Although the outcome of open tax audits is uncertain, in management’s opinion, adequate provisions for income taxes have been made. If actual outcomes differ materially from these estimates, they could have a material impact on our financial condition and results of operations. Differences between actual results and assumptions or changes in assumptions in future periods are recorded in the period they become known. To the extent additional information becomes available prior to resolution, such accruals are adjusted to reflect probable outcomes.

Other

On July 27, 2015, the U.S. Tax Court (“Tax Court”) issued an opinion in Altera Corp. v. Commissioner (“Tax Court Opinion”), which concluded that related parties in a cost sharing arrangement are not required to share expenses related to share-based compensation. The Tax Court Opinion was appealed by the Commissioner to the Ninth Circuit Court of Appeals (“Ninth Circuit”). On June 7, 2019, a three-judge panel from the Ninth Circuit issued an opinion that reversed the Tax Court Opinion. On July 22, 2019, the taxpayer requested a rehearing before the full Ninth Circuit, which the Ninth Circuit subsequently denied. On February 10, 2020, Altera Corp. submitted a petition for writ of certiorari to the U.S. Supreme Court. Given the status of the case, we continue to treat our share-based compensation expense in accordance with the Tax Court Opinion for the period. We will continue to monitor developments in this case and any impact the final opinion could have on our consolidated financial statements.

In a referendum held on May 19, 2019, Switzerland passed the Federal Act on Tax Reform and AHV Financing (“TRAF”), effective January 1, 2020. On October 25, 2019, the Zurich Canton published the amended cantonal tax law in the official cantonal tax law register. The intent of these tax law changes was to replace certain preferential tax regimes with a new set of internationally accepted measures. Based on these Federal/Cantonal events, our position is the enactment of Swiss tax reform for U.S. GAAP purposes occurred during the fourth quarter of 2019, and we recorded a charge of $4.4 million due to a remeasurement of our deferred tax balances for the year ended December 31, 2019. The future rate impacts of these Swiss tax reform law changes are effective starting January 1, 2020. We will continue to monitor Swiss tax reform for any additional interpretative guidance that could result in changes to the amounts we have recorded.

14. Divestitures

In 2016, we completed the sale of certain assets of our Cloud Sites business, consisting primarily of intellectual property with an immaterial remaining net book value, and entered into a transition services agreement with the buyer. Under the transition services agreement, we provided certain services, mainly hosting and email services, over a transition period and agreed to sell specified data center equipment to the buyer at the conclusion of the transition period. In August 2017, the buyer terminated the transition services agreement approximately six months ahead of the anticipated end date and we received final payments totaling $7.5 million for escrow funds and the sale of data center equipment. We recorded an additional pre-tax gain of $7.2 million within “Gain on sales, net” in the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2017 primarily resulting from the adjustment of the remaining deferred revenue balance.

On February 1, 2017, we completed the sale of assets of our Mailgun business for an initial cash payment of $20.5 million and a promissory note receivable with a principal amount of $20.0 million to be paid in annual installments over four years. We also obtained an 18.99% equity interest in the new entity, Mailgun Technologies. The promissory note had a fair value of $14.8 million, reflecting an imputed interest rate of 10% for interest income that was recognized over the term of the note. The fair value of the equity interest in Mailgun Technologies was $4.9 million and was accounted for at cost. Total consideration, comprised of the initial cash payment and the fair values of the promissory note and the equity interest, was $40.2 million. After adjustments for the net book value of the net assets disposed and transaction costs, we recorded a pre-tax loss of $2.0 million within “Gain on sales, net” in the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2017 primarily due to transaction costs.

In October 2017, Mailgun Technologies exercised call rights to repurchase a portion of shares, which reduced our equity interest to 12.06% and resulted in a gain of $1.2 million. During 2018, Mailgun Technologies exercised call rights and repurchased additional shares in multiple transactions throughout the year, which resulted in a total gain of $3.8 million. The gains associated with these share repurchases are included within “Gain on investments, net” in the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2017 and 2018. As of December 31, 2018, we no longer had an equity interest in Mailgun Technologies.

In March 2019, we received $18.0 million in cash from Mailgun Technologies as repayment for the promissory note balance of $15.9 million, which included accrued interest of $1.2 million. As such, we recorded a gain of $2.1 million, which is reflected within “Gain on sales, net” in the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2019.

15. Derivatives

Interest Rate Swaps

In December 2016, we entered into seven floating-to-fixed interest rate swap agreements to manage our risk from interest rate fluctuations associated with the floating-rate Term Loan Facility. The swap agreements became effective on February 3, 2017 with an aggregate notional amount of $1.5 billion. Two swap agreements matured in 2018 and one agreement matured in February 2019. The remaining four swap agreements in effect as of December 31, 2019 have an aggregate notional amount of $1.2 billion and mature over the next three years. On a quarterly basis, we net settle with the counterparty for the difference between the fixed rate specified in each swap agreement, ranging from 1.5975% to 1.9040%, and the variable rate based upon the three-month LIBOR as applied to the notional amount of the swap.

In December 2018, we entered into four additional floating-to-fixed interest rate swap agreements with an aggregate notional amount of $1.35 billion and a maturity date of November 3, 2023. These swaps are forward-starting, beginning with the first swap agreement, which has a notional amount of $150 million and became effective on February 3, 2019. The remaining agreements become effective each year thereafter to coincide with the maturity dates of the December 2016 swap agreements. On a quarterly basis, we net settle with the counterparty for the difference between the fixed rate specified in each swap agreement, ranging from 2.7350% to 2.7800%, and the variable rate based upon the three-month LIBOR as applied to the notional amount of the swap.

Fixed Price Power Contracts

We entered into a fixed price power contract for a London data center in September 2015 as part of our price risk management strategy and accounted for it as a derivative that did not qualify for the normal purchases normal sales exception. The contract ended in September 2018 and we executed a new contract with a term of October 2018 through September 2021 that met the normal purchases normal sales exception. Therefore, as of December 31, 2018 and December 31, 2019, we do not have any power contracts recorded at fair value on the Consolidated Balance Sheets.

Foreign Currency Hedging Contracts

In January 2017, we entered into two forward contracts to manage our exposure to British pound sterling exchange rate fluctuations. Under the terms of these contracts, we sold a total of £80 million at a rate of 1.2717 British pound sterling to U.S. dollar and received $101.8 million. Both contracts settled on November 30, 2017 and we made a final net payment of $4.5 million.

In November 2017, we entered into three forward contracts. Under the terms of these contracts, we sold a total of £120 million at an average rate of 1.34378 British pound sterling to U.S. dollar and received $161.3 million. These contracts settled on November 30, 2018 and we received a final net payment of $7.9 million.

In November 2018, we entered into one forward contract. Under the terms of the contract, we sold £75 million at a rate of 1.3002 British pound sterling to U.S. dollar and received $97.5 million. This contract settled on November 29, 2019 and we received a final net payment of $0.8 million.

In November 2019, we entered into two foreign currency net-zero cost collar contracts with an aggregate notional amount of £100 million and a maturity date of November 30, 2020. Under the terms of the contracts, the British pound sterling to U.S. dollar exchange rate floats between 1.2375 and 1.3475.

Fair Values of Derivatives on the Consolidated Balance Sheets

The fair values of our derivatives and their location on the Consolidated Balance Sheets as of December 31, 2018 and 2019 were as follows:

		December 31, 2018		December 31, 2019
(In millions)		Assets	Liabilities	Assets	Liabilities
Derivatives not designated as hedging instruments	Location
Interest rate swaps	Other current assets	$8.7	$—	$—	$—
Interest rate swaps	Other non-current assets	13.0	—	—	—
Interest rate swaps	Other current liabilities	—	—	—	3.5
Interest rate swaps	Other non-current liabilities	—	6.7	—	33.1
Foreign currency contracts	Other current assets	0.9	—	1.4	—
Foreign currency contracts	Other current liabilities	—	—	—	2.9

Total		$22.6	$6.7	$1.4	$39.5

For financial statement presentation purposes, we do not offset assets and liabilities under master netting arrangements and all amounts above are presented on a gross basis.

Effect of Derivatives on the Consolidated Statement of Comprehensive Loss

The effect of our derivatives on the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2017, 2018 and 2019 was as follows:

		Year Ended December 31,
(In millions)		2017	2018	2019
Derivatives not designated as hedging instruments	Location
Interest rate swaps	Interest expense	$9.2	$1.8	$(51.6)
Power contracts	Cost of revenue	(1.2)	(0.5)	—
Foreign currency contracts	Other income (expense)	(6.9)	11.2	(1.6)

Credit-risk-related Contingent Features

We have agreements with interest rate swap counterparties that contain a provision whereby if we default on any of our material indebtedness, then we could also be declared in default of our interest rate swap agreements. As of December 31, 2019, certain of our interest rate swaps with an aggregate fair value of $36.6 million were in a net liability position.

16. Related Party Transactions

On November 3, 2016, we entered into management consulting agreements with affiliates of Apollo and Searchlight and on November 15, 2017, in connection with the Datapipe acquisition, we entered into a management consulting agreement with ABRY. Under these agreements, we are required to pay them a quarterly, nonrefundable fee for consulting services in areas such as finance, strategy, investment, and acquisitions based on EBITDA, as defined in the First Lien Credit Agreement. For Apollo and Searchlight, the consulting fee is equal to 1.5% of EBITDA, or a minimum annual consulting fee of $10.0 million. Under the ABRY agreement, the consulting fee is equal to a specified percentage of 1.5% of EBITDA. For the years ended December 31, 2017, 2018 and 2019, we recorded $13.2 million, $15.2 million and $12.9 million, respectively, of consulting fees within “Selling, general and administrative” expenses in the Consolidated Statements of Comprehensive Loss.

In addition, we are required to pay a fee related to acquisitions. In connection with the 2017 acquisitions of TriCore and Datapipe, we recorded $8.9 million in fees to affiliates of Apollo and Searchlight, including $5.6 million recorded within “Selling, general and administrative” expenses in the Consolidated Statements of Comprehensive Loss and $3.3 million recorded as debt issuance costs. In connection with the 2018 acquisition of RelationEdge, we recorded $0.7 million in fees to affiliates of Apollo, Searchlight, and ABRY within “Selling, general and administrative” expenses in the Consolidated Statements of Comprehensive Loss. In connection with the 2019 acquisition of Onica, we recorded $3.3 million in fees to affiliates of Apollo, Searchlight, and ABRY within “Selling, general and administrative” expenses in the Consolidated Statements of Comprehensive Loss.

For the year ended December 31, 2017, we recorded $0.9 million in arranger fees to Apollo Global Securities, LLC, an affiliate of Apollo, in connection with the $800.0 million of incremental borrowings under the Term Loan Facility, as debt issuance costs.

Affiliates of ABRY are also Term Loan Facility lenders under the First Lien Credit Agreement. As of December 31, 2019, the outstanding principal amount of the Term Loan Facility was $2,824.6 million, of which $39.1 million, or 1.4%, is due to ABRY affiliates.

We may pay additional fees to affiliates of Apollo, Searchlight, and ABRY associated with future transactions.

17. Segment Reporting

We have organized our operations into the following three operating segments, which correspond directly to our reportable segments: Multicloud Services, Apps & Cross Platform, and OpenStack Public Cloud. Our segments are based upon a number of factors, including, the basis for our budgets and forecasts, organizational and management structure and the financial information regularly used by our Chief Operating Decision Maker to make key decisions and to assess performance. We assess financial performance of our segments on the basis of revenue and adjusted gross profit, which is a non-GAAP measure of profitability. For the calculation of adjusted gross profit, we allocate certain costs, such as data center operating costs, customer support costs, license expense, and depreciation, to our segments generally based on segment revenue.

The table below presents a reconciliation of revenue by reportable segment to consolidated revenue and a reconciliation of segment adjusted gross profit to total consolidated gross profit for the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
(In millions)	2017	2018	2019
Revenue by segment:
Multicloud Services	$1,470.0	$1,803.4	$1,832.6
Apps & Cross Platform	217.4	290.0	319.2
OpenStack Public Cloud	422.8	359.4	286.3
Other(1)	34.5	—	—

Total consolidated revenue	$2,144.7	$2,452.8	$2,438.1

Adjusted gross profit by segment:
Multicloud Services	$540.5	$736.6	$774.7
Apps & Cross Platform	71.1	107.3	118.7
OpenStack Public Cloud	198.9	185.0	146.0
Other(1)	13.6	—	—
Less:
Share-based compensation expense	(1.5)	(4.1)	(5.7)
Other compensation expense(2)	(14.4)	(7.3)	(2.8)
Purchase accounting impact on revenue(3)	(4.7)	(1.2)	0.2
Purchase accounting impact on expense(3)	(7.9)	(6.9)	(9.6)
Restructuring and transformation expenses(4)	(5.0)	(2.3)	(10.3)

Total consolidated gross profit	$790.6	$1,007.1	$1,011.2

(1)	Other includes product lines that we have divested and the impact of a large multi-year agreement that was terminated in April 2017.
(2)

Adjustments for expense related to the cash settlement of unvested equity awards that were outstanding at the consummation of the Rackspace Acquisition, retention bonuses, mainly in connection with restructuring and transformation projects, and the related payroll tax.

(3)	Adjustment for the impact of purchase accounting from the Rackspace Acquisition on revenue and expenses.
(4)	Adjustment for the impact of business transformation and optimization activities, as well as associated severance, facility closure costs and lease termination expenses.

Management does not use total assets by segment to evaluate segment performance or allocate resources. As such, total assets by segment are not disclosed.

Geographic Information

The tables below present revenue by geographic region and by country for the years ended December 31, 2017, 2018 and 2019, respectively. Revenue amounts are based upon location of the our support function servicing the customer.

	Year Ended December 31,
(In millions)	2017	2018	2019
Americas	$1,595.7	$1,785.1	$1,787.5
EMEA	468.7	582.7	564.6
APJ	80.3	85.0	86.0

Total revenue	$2,144.7	$2,452.8	$2,438.1

	Year Ended December 31,
(In millions)	2017	2018	2019
United States	$1,541.9	$1,734.0	$1,735.3
United Kingdom	468.4	582.0	564.6
Other foreign countries(1)	134.4	136.8	138.2

Total revenue	$2,144.7	$2,452.8	$2,438.1

(1)	No other foreign country had revenue that exceeded 10% of total consolidated revenue for the years ended December 31, 2017, 2018 and 2019.

The table below presents property, equipment and software, net by country, based on the physical location of the assets, as of December 31, 2018 and 2019, respectively:

(In millions)	December 31, 2018	December 31, 2019
United States	$622.1	$517.0
United Kingdom	275.9	180.0
Other foreign countries(1)	29.0	30.8

Total property, equipment and software, net	$927.0	$727.8

(1)	No other foreign country had property, equipment and software, net that exceed 10% of total consolidated property, equipment and software, net as of December 31, 2018 and 2019.

18. Quarterly Information (Unaudited)

	Quarters Ended
(In millions, except per share amounts)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Revenue	$619.2	$619.6	$609.8	$604.2
Gross profit	$261.4	$262.6	$247.5	$235.6
Income (loss) from operations	$18.9	$16.3	$26.5	$(298.9)
Loss before income taxes	$(34.7)	$(38.0)	$(37.5)	$(390.3)
Net loss	$(27.1)	$(30.8)	$(38.3)	$(374.4)
Net loss per share:
Basic and diluted	$(0.16)	$(0.19)	$(0.23)	$(2.27)
Weighted average number of shares outstanding:
Basic and diluted	165.0	165.1	165.2	165.2

	Quarters Ended
(In millions, except per share amounts)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Revenue	$606.9	$602.4	$601.7	$627.1
Gross profit	$250.9	$252.1	$253.8	$254.4
Income from operations	$21.3	$25.6	$32.1	$22.6
Income (loss) before income taxes	$(67.1)	$74.8	$(69.7)	$(60.3)
Net income (loss)	$(57.5)	$62.5	$(60.5)	$(46.8)
Net income (loss) per share:
Basic	$(0.35)	$0.38	$(0.37)	$(0.28)
Diluted	$(0.35)	$0.38	$(0.37)	$(0.28)
Weighted average number of shares outstanding:
Basic	165.2	165.2	165.2	165.3
Diluted	165.2	166.1	165.2	165.3

19. Condensed Financial Information of Registrant (Parent Company Only)

RACKSPACE TECHNOLOGY, INC. (Parent Company Only)

CONDENSED BALANCE SHEETS

(In millions, except per share data)	December 31, 2018	December 31, 2019
ASSETS
Investment in subsidiaries of Parent	$907.8	$898.8

Total assets	$907.8	$898.8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Stockholders’ equity:
Preferred stock, $0.01 par value per share: 5.0 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value per share: 1,495.0 shares authorized; 165.2 and 165.4 shares issued and outstanding, respectively	1.6	1.6
Additional paid-in capital	1,577.3	1,602.7
Accumulated other comprehensive income	—	12.0
Accumulated deficit	(671.1)	(717.5)

Total stockholders’ equity	907.8	898.8

Total liabilities and stockholders’ equity	$907.8	$898.8

The accompanying note is an integral part of these condensed financial statements

RACKSPACE TECHNOLOGY, INC. (Parent Company Only)

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
(In millions, except per share data)	2017	2018	2019
Equity in net losses in Parent’s subsidiaries	$(59.9)	$(470.6)	$(102.3)

Net loss and total comprehensive loss	$(59.9)	$(470.6)	$(102.3)

Net loss per share
Basic and diluted	$(0.39)	$(2.85)	$(0.62)

Weighted average number of shares outstanding:
Basic and diluted	153.7	165.2	165.3

The accompanying note is an integral part of these condensed financial statements

A condensed statement of cash flows has not been presented as Rackspace Technology, Inc. did not have any cash as of, or at any point in time during, the years ended December 31, 2017, December 31, 2018, and December 31, 2019.

NOTE TO CONDENSED FINANCIAL STATEMENTS OF REGISTRANT (Parent Company Only)

Basis of Presentation

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Rackspace Technology, Inc. (“Parent”) (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Parent. The ability of Parent’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ First Lien Credit Agreement and the Indenture governing the 8.625% Senior Notes, as described in Note 8, “Debt” to the audited consolidated financial statements.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These condensed financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this report.

RACKSPACE TECHNOLOGY, INC.

(formerly known as Rackspace Corp.)

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions, except per share data)	December 31, 2019	March 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$83.8	$125.2
Accounts receivable, net of allowance for doubtful accounts and accrued customer credits of $17.0 and $16.7, respectively	350.3	379.5
Prepaid expenses	76.2	73.1
Other current assets	33.4	36.1

Total current assets	543.7	613.9

Property, equipment and software, net	727.8	713.6
Goodwill, net	2,745.8	2,732.8
Intangible assets, net	1,817.4	1,770.2
Operating right-of-use assets	308.3	301.0
Other non-current assets	129.4	122.5

Total assets	$6,272.4	$6,254.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$260.4	$280.7
Accrued compensation and benefits	128.5	74.7
Deferred revenue	66.6	73.6
Debt	29.0	29.0
Accrued interest	36.0	61.7
Operating lease liabilities	58.3	58.6
Financing obligations	42.9	55.7
Other current liabilities	50.2	53.4

Total current liabilities	671.9	687.4
Non-current liabilities:
Debt	3,844.3	3,891.2
Operating lease liabilities	256.5	250.2
Financing obligations	86.4	100.1
Deferred income taxes	326.9	305.2
Other non-current liabilities	187.6	223.3

Total liabilities	5,373.6	5,457.4

Commitments and Contingencies (Note 7)

Stockholders’ equity:
Preferred stock, $0.01 par value per share: 5.0 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share: 1,495.0 shares authorized; 165.4 shares issued and outstanding	1.6	1.6
Additional paid-in capital	1,602.7	1,610.2
Accumulated other comprehensive income (loss)	12.0	(49.5)
Accumulated deficit	(717.5)	(765.7)

Total stockholders’ equity	898.8	796.6

Total liabilities and stockholders’ equity	$6,272.4	$6,254.0

See accompanying notes to the unaudited consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.

(formerly known as Rackspace Corp.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended March 31,
(In millions, except per share data)	2019	2020
Revenue	$606.9	$652.7
Cost of revenue	(356.0)	(403.4)

Gross profit	250.9	249.3

Selling, general and administrative	(231.7)	(227.8)
Gain on sale	2.1	—

Income from operations	21.3	21.5

Other income (expense):
Interest expense	(89.0)	(72.0)
Gain (loss) on investments, net	0.1	(0.1)
Gain on extinguishment of debt	4.5	—
Other expense, net	(4.0)	(0.6)

Total other income (expense)	(88.4)	(72.7)

Loss before income taxes	(67.1)	(51.2)
Benefit for income taxes	9.6	3.0

Net loss	$(57.5)	$(48.2)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	$10.6	$(20.4)
Unrealized losses on derivative contracts	—	(40.7)
Amount reclassified from accumulated other comprehensive income (loss) to earnings	—	(0.4)

Other comprehensive income (loss)	10.6	(61.5)

Comprehensive loss	$(46.9)	$(109.7)

Net loss per share:

Basic and diluted	$(0.35)	$(0.29)

Weighted average number of shares outstanding:

Basic and diluted	165.2	165.4

See accompanying notes to the unaudited consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.

(formerly known as Rackspace Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
(In millions)	2019	2020
Cash Flows From Operating Activities
Net loss	$(57.5)	$(48.2)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	133.6	121.3
Amortization of operating right-of-use assets	19.7	17.1
Deferred income taxes	(11.1)	(5.8)
Share-based compensation expense	5.9	7.5
Gain on sale	(2.1)	—
Gain on extinguishment of debt	(4.5)	—
Unrealized loss on derivative contracts	20.9	0.7
(Gain) loss on investments, net	(0.1)	0.1
Provision for bad debts and accrued customer credits	5.7	2.6
Amortization of debt issuance costs and debt discount	4.6	4.6
Other operating activities	0.7	(0.8)
Changes in operating assets and liabilities:
Accounts receivable	(18.4)	(34.1)
Prepaid expenses and other current assets	15.1	(1.7)
Accounts payable, accrued expenses, and other current liabilities	(56.8)	(32.3)
Deferred revenue	(2.4)	3.0
Other non-current assets and liabilities	(30.2)	(9.2)

Net cash provided by operating activities	23.1	24.8
Cash Flows From Investing Activities
Purchases of property, equipment and software	(61.0)	(34.4)
Proceeds from sale	16.8	—
Other investing activities	0.4	2.0

Net cash used in investing activities	(43.8)	(32.4)
Cash Flows From Financing Activities
Proceeds from borrowings under long-term debt arrangements	—	295.0
Repayments of debt	(30.4)	(252.2)
Payments for debt issuance costs	—	(0.7)
Principal payments of finance lease liabilities	(9.0)	(2.4)
Proceeds from financing obligations	—	20.9
Principal payments of financing obligations	(1.9)	(10.0)

Net cash provided by (used in) financing activities	(41.3)	50.6
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	2.6	(1.6)

Increase (decrease) in cash, cash equivalents, and restricted cash	(59.4)	41.4
Cash, cash equivalents, and restricted cash at beginning of period	258.2	87.1

Cash, cash equivalents, and restricted cash at end of period	$198.8	$128.5

Supplemental Cash Flow Information
Cash payments for interest, net of amount capitalized	$43.9	$39.3
Cash payments for income taxes, net of refunds	$5.6	$6.8
Non-cash Investing and Financing Activities
Acquisition of property, equipment and software by finance leases	$—	$0.4
Acquisition of property, equipment and software by financing obligations	1.9	18.0
Increase (decrease) in property, equipment and software accrued in liabilities	(6.9)	22.6

Non-cash purchases of property, equipment and software	$(5.0)	$41.0
Other non-cash investing and financing activities	$0.1	$0.1

The following table provides a reconciliation of cash, cash equivalents, and restricted cash to the total of such amounts shown on the Consolidated Statements of Cash Flows.

	Three Months Ended March 31,
(In millions)	2019	2020
Cash and cash equivalents	$194.3	$125.2
Restricted cash included in other non-current assets	4.5	3.3

Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$198.8	$128.5

See accompanying notes to the unaudited consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.

(formerly known as Rackspace Corp.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

			Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
(in millions)	Common Stock
	Shares	Amount
Balance at December 31, 2018	165.2	1.6	1,577.3	$—	$(671.1)	$907.8
Cumulative effect of adopting ASC 842	—	—	—	—	55.9	55.9
Share-based compensation expense	—	—	5.9	—	—	5.9
Net loss	—	—	—	—	(57.5)	(57.5)
Other comprehensive income	—	—	—	10.6	—	10.6

Balance at March 31, 2019	165.2	1.6	1,583.2	$10.6	$(672.7)	$922.7

			Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
(in millions)	Common Stock
	Shares	Amount
Balance at December 31, 2019	165.4	1.6	1,602.7	$12.0	$(717.5)	$898.8
Share-based compensation expense	—	—	7.5	—	—	7.5
Net loss	—	—	—	—	(48.2)	(48.2)
Other comprehensive loss	—	—	—	(61.5)	—	(61.5)

Balance at March 31, 2020	165.4	1.6	1,610.2	$(49.5)	$(765.7)	$796.6

See accompanying notes to the unaudited consolidated financial statements.

RACKSPACE TECHNOLOGY, INC.

(formerly known as Rackspace Corp.)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Rackspace Technology, Inc. (formerly known as Rackspace Corp. until its legal name change on June 11, 2020 and formerly known as Inception Topco Inc. until its legal name change on March 31, 2020), is a Delaware corporation controlled by investment funds affiliated with Apollo Global Management, Inc. and its subsidiaries (“Apollo”) and certain co-investors, including Searchlight Capital Partners L.P (“Searchlight”), ABRY Partners, LLC and ABRY Partners II, LLC (collectively, “ABRY”), and current and former employees. Rackspace Technology, Inc. was formed on July 21, 2016 but had no assets, liabilities or operating results until November 3, 2016 (the “Closing Date”) when Rackspace Hosting, Inc. (now named Rackspace Technology Global, Inc., or “Rackspace Technology Global”), a global provider of modern information technology-as-a-service, was acquired by Inception Parent, Inc., a wholly-owned entity indirectly owned by Rackspace Technology, Inc. (the “Rackspace Acquisition”).

Rackspace Technology Global commenced operations in 1998 as a limited partnership, and was incorporated in Delaware in March 2000. Rackspace Technology, Inc. serves as the holding company for Rackspace Technology Global and does not engage in any material business or operations other than those related to its indirect ownership of the capital stock of Rackspace Technology Global and its subsidiaries or business or operations otherwise customarily undertaken by a holding company.

For ease of reference, the terms “we,” “our company,” “the company,” “us,” or “our” as used in this report refer to Rackspace Technology, Inc. and its subsidiaries.

On November 15, 2019, we acquired 100% of Onica Holdings LLC (“Onica”). The purchase price has been preliminarily allocated (pending the final valuation of certain tangible and intangible assets acquired and liabilities assumed, including deferred taxes) to the acquired assets and liabilities based upon their estimated fair values at the date of acquisition. The preliminary estimate of fair values of Onica’s assets acquired and liabilities assumed, together with Onica’s results of operations subsequent to the November 15, 2019 acquisition date, are included in the unaudited consolidated financial statements. During the three months ended March 31, 2020, we did not record any measurement period adjustments related to Onica.

The unaudited consolidated financial statements include the accounts of Rackspace Technology, Inc. and our wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Unaudited Interim Financial Information

The unaudited consolidated financial statements as of March 31, 2020, and for the three months ended March 31, 2019 and 2020, are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all financial information and disclosures required by GAAP for complete financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of December 31, 2019, included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of our financial position as of March 31, 2020, our results of operations for the three months ended March 31, 2019 and 2020, our cash flows for the three months ended March 31, 2019 and 2020, and our stockholders’ equity for the three months ended March 31, 2019 and 2020.

The results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 2020, or for any other interim period, or for any other future year.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to the allowance for doubtful accounts, useful lives of property, equipment and software, software capitalization, incremental borrowing rates for lease liability measurement, fair values of intangible assets and reporting units, useful lives of intangible assets, share-based compensation, contingencies, and income taxes, among others. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from our estimates.

Impact of COVID-19

In March 2020, the World Health Organization declared COVID-19 a global pandemic. The effects of COVID-19 are rapidly evolving, and the full impact and duration of the virus are unknown. Currently, COVID-19 has not had a significant impact on our operations or financial performance; however, the ultimate extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on our customers, vendors and employees and its impact on our sales cycles as well as industry events, all of which are uncertain and cannot be predicted. In addition, we face a greater degree of uncertainty in making estimates and assumptions needed to prepare our consolidated financial statements and footnotes.

Subsequent Events

We have evaluated subsequent events through June 18, 2020, the date the consolidated financial statements were issued, and determined that there were no subsequent events which required recognition or disclosure.

Events Subsequent to Original Issuance of Financial Statements

We have evaluated subsequent events from the original issuance date through July 20, 2020, the date the consolidated financial statements were available to be reissued.

On July 20, 2020, the board of directors of the company approved and effected a twelve-for-one stock split of the company’s common stock. All common stock share and per-share data, excluding par value per share, included in these consolidated financial statements give effect to the stock split and have been adjusted retroactively for all periods presented.

Significant Accounting Policies and Estimates

Our audited consolidated financial statements included elsewhere in this prospectus include an additional discussion of the significant accounting policies and estimates used in the preparation of our consolidated financial statements. There were no material changes to our significant accounting policies and estimates during the three months ended March 31, 2020, except for the adoptions of Accounting Standards Updates (“ASU”) to: (i) Topic 815, Derivatives and Hedging; (ii) Topic 326, Financial Instruments - Credit Losses; (iii) and Subtopic 350-40, Intangibles - Goodwill and Other - Internal-Use Software. Refer to “Recently Adopted Accounting Pronouncements” below for more information.

Recently Adopted Accounting Pronouncements

Financial Instruments-Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments, which requires financial assets measured at amortized cost to be presented at the net amount expected to be collected using an allowance for expected credit losses, to be estimated by management based on historical experience, current conditions, and reasonable and supportable forecasts. We adopted this guidance on January 1, 2020, using the modified retrospective approach. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Derivatives and Hedging-Targeted Improvements to Accounting for Hedging Activities

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which improves the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements and to simplify the application of the hedge accounting guidance. The guidance expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of hedging instruments and hedged items in the financial statements. The guidance also amends the presentation and disclosure requirements and changes how entities assess hedge effectiveness.

We adopted this ASU on January 1, 2020. The guidance applies to any existing hedges or new derivative instruments that are designated as hedges for derivative accounting purposes in future periods. We have historically not designated our interest rate swaps or foreign currency hedging contracts as hedges for derivative accounting purposes. However, on January 9, 2020, we designated certain of our interest rate swap agreements as cash flow hedges. Refer to Note 10, “Derivatives,” for the cash flow hedge disclosures required by the provisions of this guidance.

Fair Value Measurement Disclosures

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which removes, modifies or adds certain disclosure requirements for fair value measurement disclosures. We adopted this guidance on January 1, 2020 on a prospective basis. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement

In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. We adopted this guidance on January 1, 2020 on a prospective basis. The adoption of this guidance primarily resulted in changes to the presentation of certain implementation costs within our consolidated financial statements. Historically, these costs were capitalized as part of “Property, equipment and software, net” and amortized over the useful life of the related software or hosting arrangement. Upon adoption, eligible costs incurred are now recorded within “Prepaid expenses” and “Other non-current assets” and amortized to either “Cost of revenue” or “Selling, general and administrative” expense over the useful life of the related software or hosting arrangement. In addition, the cash flow presentation of these costs changed from investing cash flows under previous guidance to operating cash flows under the new guidance. The adoption of this guidance did not have a material impact on our consolidated financial statements.

2. Customer Contracts

The following table presents the balances related to customer contracts as of December 31, 2019 and March 31, 2020:

(in millions)	Consolidated Balance Sheets Account	December 31, 2019	March 31, 2020
Accounts receivable, net	Accounts receivable, net(1)	$350.3	$379.5
Current portion of contract asset	Other current assets	7.8	11.7
Non-current portion of contract asset	Other non-current assets	7.2	4.6
Current portion of deferred revenue	Current portion of deferred revenue	66.6	73.6
Non-current portion of deferred revenue	Other non-current liabilities	14.2	9.8

(1)	Allowance for doubtful accounts and accrued customer credits was $17.0 million and $16.7 million as of December 31, 2019 and March 31, 2020, respectively.

Amounts recognized in revenue for the three months ended March 31, 2019 and 2020, which were included in deferred revenue as of the beginning of the period, totaled $31.4 million and $35.2 million, respectively.

Cost Incurred to Obtain and Fulfill a Contract

As of December 31, 2019 and March 31, 2020, the balances of capitalized costs to obtain a contract were $55.1 million and $56.2 million, respectively, and the balances of capitalized costs to fulfill a contract were $21.7 million and $22.2 million, respectively. These capitalized costs are included in “Other non-current assets” on the Consolidated Balance Sheets.

Amortization of capitalized sales commissions was $9.4 million and $10.9 million for the three months ended March 31, 2019 and 2020, respectively, and amortization of capitalized implementation and set-up costs was $3.3 million and $4.2 million for the three months ended March 31, 2019 and 2020, respectively.

Remaining Performance Obligations

As of March 31, 2020, the aggregate amount of transaction price allocated to remaining performance obligations was $868.7 million, of which 49% is expected to be recognized as revenue during 2020 and the remainder thereafter. These remaining performance obligations primarily relate to our fixed-term arrangements. Our other revenue arrangements are usage-based, and as such, we recognize revenues based on the right to invoice for the services performed.

3. Net Loss Per Share

Basic loss per share is based on the weighted-average effect of all common shares issued and outstanding and is calculated by dividing net loss attributable to common stockholders by the weighted-average shares outstanding during the period.

The following table sets forth the computation of basic and diluted net loss per share:

	Three Months Ended
(In millions, except per share data)	March 31, 2019	March 31, 2020
Basic and diluted net loss per share:
Net loss attributable to common stockholders	$(57.5)	$(48.2)
Weighted average shares outstanding:
Common stock	165.2	165.4

Number of shares used in per share computations	165.2	165.4

Net loss per share	$(0.35)	$(0.29)

Since we were in a net loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive. In addition, we excluded 19.0 million and 25.0 million potential common shares from the computation of dilutive net loss per share for the three months ended March 31, 2019, and 2020, respectively, because the effect would have been anti-dilutive.

4. Property, Equipment and Software, net

Property, equipment and software, net, at December 31, 2019 and March 31, 2020 consisted of the following:

(In millions)	December 31, 2019	March 31, 2020
Computers and equipment	$1,155.9	$1,177.4
Software	441.6	454.9
Furniture and fixtures	31.3	29.3
Buildings and leasehold improvements	303.7	286.6
Land	32.2	31.6

Property, equipment and software, at cost	1,964.7	1,979.8
Less: Accumulated depreciation and amortization	(1,255.2)	(1,281.7)
Work in process	18.3	15.5

Property, equipment and software, net	$727.8	$713.6

5. Goodwill and Intangible Assets

The following table sets forth the changes in the carrying amounts of goodwill by reportable segment during the three months ended March 31, 2020:

(In millions)	Multicloud Services	Apps & Cross Platform	OpenStack Public Cloud	Total Consolidated
Balance as of December 31, 2019	2,371.6	322.2	52.0	$2,745.8
Foreign currency translation	(11.5)	(0.8)	(0.7)	(13.0)

Balance as of March 31, 2020	$2,360.1	$321.4	$51.3	$2,732.8

Gross goodwill	$2,655.1	$321.4	$51.3	$3,027.8
Less: Accumulated impairment charges	(295.0)	—	—	(295.0)

Goodwill, net as of March 31, 2020	$2,360.1	$321.4	$51.3	$2,732.8

The following tables provide information regarding our intangible assets other than goodwill:

	December 31, 2019
(In millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$1,983.7	$(459.9)	$1,523.8
Property tax abatement	16.0	(5.6)	10.4
Other	43.8	(10.6)	33.2

Total definite-lived intangible assets	2,043.5	(476.1)	1,567.4
Trade name (indefinite-lived)	250.0	—	250.0

Total intangible assets other than goodwill	$2,293.5	$(476.1)	$1,817.4

	March 31, 2020
(In millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$1,979.7	$(499.6)	$1,480.1
Property tax abatement	16.0	(6.1)	9.9
Other	43.6	(13.4)	30.2

Total definite-lived intangible assets	2,039.3	(519.1)	1,520.2
Trade name (indefinite-lived)	250.0	—	250.0

Total intangible assets other than goodwill	$2,289.3	$(519.1)	$1,770.2

6. Debt

Debt consisted of the following:

	December 31, 2019
(In millions)	Term Loan Facility	8.625% Senior Notes due 2024	Total
Principal balance	$2,824.6	$1,120.2	$3,944.8
Unamortized debt issuance costs	(48.6)	(18.0)	(66.6)
Unamortized debt discount	(4.9)	—	(4.9)

Total debt	2,771.1	1,102.2	3,873.3
Less: current portion of debt	(29.0)	—	(29.0)

Debt, excluding current portion	$2,742.1	$1,102.2	$3,844.3

	March 31, 2020
(In millions)	Term Loan Facility	8.625% Senior Notes due 2024	Accounts Receivable Financing Agreement	Total
Principal balance	$2,817.3	$1,120.2	$50.0	$3,987.5
Unamortized debt issuance costs	(45.7)	(17.0)	—	(62.7)
Unamortized debt discount	(4.6)	—	—	(4.6)

Total debt	2,767.0	1,103.2	50.0	3,920.2
Less: current portion of debt	(29.0)	—	—	(29.0)

Debt, excluding current portion	$2,738.0	$1,103.2	$50.0	$3,891.2

Senior Facilities

The First Lien Credit Agreement includes a first lien term loan facility (“Term Loan Facility”) and a revolving credit facility (“Revolving Credit Facility”) (together, the “Senior Facilities”).

The Revolving Credit Facility has a total commitment of $225.0 million and matures on November 3, 2021. Over the course of the three months ended March 31, 2020, Rackspace Technology Global borrowed and repaid an aggregate $245.0 million. As of March 31, 2020, there were no outstanding borrowings under the Revolving Credit Facility.

The Term Loan Facility matures on November 3, 2023 and, as of March 31, 2020, the interest rate on the Term Loan Facility was 4.76%. Rackspace Technology Global makes quarterly principal payments of $7.2 million. See Note 10, “Derivatives” for information on interest rate swap agreements we utilize to manage the interest rate risk on the Term Loan Facility.

The fair value of the Term Loan Facility as of March 31, 2020 was $2,225.7 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the Term Loan Facility is classified as Level 2 within the fair value hierarchy.

As of March 31, 2020, Rackspace Technology Global was in compliance with all covenants under the Senior Facilities.

8.625% Senior Notes due 2024

The 8.625% Senior Notes mature on November 15, 2024 (“8.625% Senior Notes”) and, as of March 31, 2020, Rackspace Technology Global was in compliance with all covenants under the indenture governing the 8.625% Senior Notes.

During the three months ended March 31, 2019, Rackspace Technology Global repurchased and surrendered for cancellation $28.3 million of principal amount of 8.625% Senior Notes for $23.7 million, including accrued interest of $0.5 million. In connection with these repurchases, we recorded a gain on debt extinguishment of $4.5 million in our Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2019.

The fair value of the 8.625% Senior Notes as of March 31, 2020 was $980.2 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the 8.625% Senior Notes is classified as Level 2 within the fair value hierarchy.

Accounts Receivable Financing Agreement

On March 19, 2020, a wholly owned subsidiary of the company entered into an accounts receivable financing agreement (the “Receivables Financing Facility”). Pursuant to the agreements evidencing the Receivables Financing Facility, Rackspace Receivables, LLC, a bankruptcy-remote special purpose vehicle (“SPV”) wholly owned by Rackspace Technology Global, has granted a security interest in all of its current and future receivables and related assets in exchange for a credit facility permitting borrowings of up to a maximum aggregate amount of $100.0 million from time to time. Such borrowings are used by the SPV to finance purchases of accounts receivable. We recorded $1.0 million of fees and expenses related to the Receivables Financing Facility as debt issuance costs, which are included in “Other non-current assets” in the Consolidated Balance Sheets.

The amount of advances available will be determined based on advance rates relating to the eligibility of the receivables held by the SPV at that time. Advances bear interest based on LIBOR plus a margin. The last date on which advances may be made is March 21, 2022, unless the maturity of the Receivables Financing Facility is otherwise accelerated. In addition to other customary fees associated with financings of this type, the SPV is required to pay a monthly commitment fee based on the unused amount of the facility.

As of March 31, 2020, the total borrowing capacity under the Receivables Financing Facility was $80.3 million and $50.0 million was borrowed and outstanding. The interest rate on the Receivables Financing Facility was 3.74% as of March 31, 2020.

The agreements evidencing the Receivables Financing Facility contain customary representations and warranties, affirmative and negative covenants, and events of default. As of March 31, 2020, the company was in compliance with all covenants under the Receivables Financing Facility.

7. Commitments and Contingencies

We have contingencies that arise from various litigation, claims and commitments, none of which we consider to be material.

From time to time, we are a party to various claims asserting that certain of our services and technologies infringe the intellectual property rights of others. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, or orders preventing us from offering certain features, products, or services, and may also cause us to change our business practices and require development of non-infringing products or technologies, which could result in a loss of revenue for us or otherwise harm our business.

We record an accrual for a loss contingency when a loss is considered probable and reasonably estimable. As additional facts concerning a loss contingency become known, we reassess our position and make appropriate adjustments to a recorded accrual. The amount that will ultimately be paid related to a matter may differ from the recorded accrual, and the timing of such payments, if any, may be uncertain.

We cannot predict the impact, if any, that any current matter will have on our business, results of operations, financial position, or cash flows. Because of the inherent uncertainties of these matters, including the early stage and lack of specific damage claims in many of them, we cannot estimate a range of possible losses from them at this time.

8. Share-Based Compensation and Settlement of Share-Based Awards

Settlement of Share-Based Awards

As a result of the Rackspace Acquisition, Rackspace Technology Global had obligations related to the settlement of restricted stock units that were outstanding at the Closing Date. These obligations required installment payments that began in November 2016 and ended in the first quarter of 2019. We made cash payments of $19.2 million during the three months ended March 31, 2019 and recognized compensation expense of $2.7 million within “Selling, general and administrative” in the Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2019.

Share-Based Compensation Expense

During the three months ended March 31, 2020, we granted 6.1 million stock options under the Rackspace Technology, Inc. Equity Incentive Plan (the “Incentive Plan”) with a weighted-average grant date fair value of $7.28. The majority of the options were granted as part of our annual compensation award process and vest ratably over a three-year period, subject to continued service. Also included in the 6.1 million stock options granted were 0.4 million stock options granted to certain executives that vest in part subject to continued service ratably over a five-year period and in part based upon the attainment of performance and market conditions.

Share-based compensation expense recognized under the Rackspace Technology, Inc. Equity Incentive Plan for the three months ended March 31, 2019 and 2020 was as follows:

	Three Months Ended March 31,
(In millions)	2019	2020
Cost of revenue	$1.0	$1.8
Selling, general and administrative	4.9	5.7

Pre-tax share-based compensation expense	5.9	7.5
Less: Income tax benefit	(1.2)	(1.6)

Total share-based compensation expense, net of tax	$4.7	$5.9

As of March 31, 2020, there was $86.5 million and $5.1 million of total unrecognized compensation cost related to stock options and restricted stock units, respectively, which will be recognized using the straight-line method over a weighted average period of 2.6 years and 2.2 years, respectively. This does not include $45.1 million and $3.2 million fair value related to unvested options and restricted stock units, respectively, that will vest based on performance, market, and service conditions all tied to a change in control. In accordance with accounting guidance for share-based compensation, the associated expense will not be recorded until a change in control event is consummated.

9. Taxes

We are subject to U.S. federal income tax and various state, local, and international income taxes in numerous jurisdictions. The differences between our effective tax rate and the U.S. federal statutory rate of 21% generally result from various factors, including the geographical distribution of taxable income, tax credits, contingency reserves for uncertain tax positions, and permanent differences between the book and tax treatment of certain items. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. For the three months ended March 31, 2020, our effective tax rate has been impacted by the application of the global intangible low-taxed income (“GILTI”) provisions that were implemented with the Tax Cuts and Jobs Act (the “Act”) that was passed on December 22, 2017. The Act also introduced a new Base Erosion Anti-Abuse Tax (the “BEAT”) that targeted payments made to related foreign parties. The BEAT is not expected to apply to Rackspace Technology, Inc. in 2020.

On July 27, 2015, the U.S. Tax Court issued an opinion in Altera Corp. v. Commissioner (“Tax Court Opinion”), which concluded that related parties in a cost sharing arrangement are not required to share expenses related to share-based compensation. The Tax Court Opinion was appealed by the Commissioner to the Ninth Circuit Court of Appeals (“Ninth Circuit”). On June 7, 2019, a three-judge panel from the Ninth Circuit issued an opinion that reversed the Tax Court Opinion. On July 22, 2019, the taxpayer requested a rehearing before the full Ninth Circuit, which the Ninth Circuit subsequently denied. On February 10, 2020, Altera Corp. submitted a petition for writ of certiorari to the U.S. Supreme Court. Given the status of the case, we continue to treat our share-based compensation expense in accordance with the Tax Court Opinion for the period. We will continue to monitor developments in this case and any impact the final opinion could have on our consolidated financial statements.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law in response to the COVID-19 pandemic. The CARES Act contains modifications on the limitation of business interest for tax years beginning in 2019 and 2020. The modifications to Section 163(j) of the Internal Revenue Code increase the allowable business interest deduction from 30% of adjusted taxable income to 50% of adjusted taxable income. This modification significantly increases our allowable interest expense deduction resulting in less utilization of prior year net operating losses in that year. The change in the interest expense limitation pursuant to the CARES Act did not have an impact on the three months ended March 31, 2020 as it is not expected to impact our net deferred tax liability for 2020. As a result of the CARES Act, it is anticipated that we will fully deduct interest expense incurred in 2020 and may be able to deduct previously disallowed interest expense carrying forward from 2018.

10. Derivatives

We utilize derivative instruments, including interest rate swap agreements and foreign currency hedging contracts, to manage our exposure to interest rate risk and foreign currency fluctuations. We only hold such instruments for economic hedging purposes, not for speculative or trading purposes. Our derivative instruments are transacted only with highly-rated institutions, which reduces our exposure to credit risk in the event of nonperformance.

Interest Rate Swaps

We are exposed to interest rate risk associated with fluctuations in interest rates on the floating-rate Term Loan Facility. The objective in using interest rate derivatives is to manage our exposure to interest rate movements. To accomplish this objective, we have entered into interest rate swap agreements as part of our interest rate risk management strategy. Interest rate swaps involve the receipt of variable amounts from a counterparty in exchange for the company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

In December 2016, we entered into seven floating-to-fixed interest rate swap agreements to manage our risk from interest rate fluctuations associated with the floating-rate Term Loan Facility. The swap agreements became effective on February 3, 2017 with an aggregate notional amount of $1.5 billion. Two swap agreements matured in 2018, one agreement matured during the three months ended March 31, 2019, and another agreement matured during the three months ended March 31, 2020. The remaining three swap agreements in effect as of March 31, 2020 have an aggregate notional amount of $1.05 billion and mature over the next two years. On a quarterly basis, we net settle with the counterparty for the difference between the fixed rate specified in each swap agreement, ranging from 1.7625% to 1.9040%, and the variable rate based upon the three-month LIBOR as applied to the notional amount of the swap.

In December 2018, we entered into four additional floating-to-fixed interest rate swap agreements with an aggregate notional amount of $1.35 billion and a maturity date of November 3, 2023. These swap agreements are forward-starting, and as of March 31, 2020, two swap agreements, with a notional amount of $300 million, were effective. The remaining swap agreements become effective each year thereafter to coincide with the maturity dates of the December 2016 swap agreements. On a quarterly basis, we net settle with the counterparty for the difference between the fixed rate specified in each swap agreement, ranging from 2.7350% to 2.7490%, and the variable rate based upon the three-month LIBOR as applied to the notional amount of the swap.

As of December 31, 2019, none of our interest rate swap agreements were designated as cash flow hedges of interest rate risk for accounting purposes, therefore, all changes in the fair value of the swaps were recorded to “Interest expense” in the Consolidated Statements of Comprehensive Loss.

On January 9, 2020, we designated certain of our swaps as cash flow hedges. On the designation date, the cash flow hedges were in a $39.9 million liability position (“off-market swap value”). The cash flow hedges were expected to be highly effective on the designation date and, on a quarterly basis, we perform retrospective and prospective assessments to determine whether the cash flow hedges continue to be highly effective, which we have deemed to be a dollar-offset ratio between 80% to 125%. As long as the cash flow hedges are highly effective, changes in fair value are recorded to “Accumulated other comprehensive income (loss)” in the Consolidated Balance Sheets and reclassified to “Interest expense” in the period when the underlying transaction affects earnings. The off-market swap value will be amortized as a reduction to “Interest expense” on a straight-line basis over the remaining term of each cash flow hedge. The income tax effects of cash flow hedges are released from “Accumulated other comprehensive income (loss)” in the period when the underlying transaction affects earnings. Any stranded income tax effects are released from “Accumulated other comprehensive income (loss)” into “Provision (benefit) for income taxes” under the portfolio approach. As of March 31, 2020, all of our cash flow hedges were highly effective.

Our interest rate swap agreements are recognized at fair value in the Consolidated Balance Sheets and are valued using pricing models that rely on market observable inputs such as yield curve data, which are classified as Level 2 inputs within the fair value hierarchy.

Foreign Currency Hedging Contracts

The majority of our customers are invoiced, and the majority of our expenses are paid, by us or our subsidiaries in the functional currency of our company or our subsidiaries, respectively. We also have exposure to foreign currency transaction gains and losses as the result of certain receivables due from our foreign subsidiaries. As such, the results of operations and cash flows of our foreign subsidiaries are subject to fluctuations in foreign currency exchange rates. The objective of our foreign currency hedging contracts is to manage our exposure to foreign currency movements. To accomplish this objective, we may enter into foreign currency forward contracts and collars. A forward contract is an agreement to buy or sell a quantity of a currency at a predetermined future date and at a predetermined exchange rate. A collar is a strategy that uses a combination of a purchased put option and a sold call option with equal premiums to hedge a portion of anticipated cash flows, or to limit possible gains or losses on an underlying asset or liability to a specific range. The put and call options have identical notional amounts and settlement dates.

In November 2018, we entered into a foreign currency forward contract. Under the terms of the contract, we sold £75 million at a rate of 1.3002 British pound sterling to U.S. dollar and received $97.5 million. This contract settled on November 29, 2019 and we received a final net payment of $0.8 million.

In November 2019, we entered into two foreign currency net-zero cost collar contracts with an aggregate notional amount of £100 million and a maturity date of November 30, 2020. Under the terms of the contracts, the British pound sterling to U.S. dollar exchange rate floats between 1.2375 and 1.3475. On March 26, 2020, we settled one of these contracts, with an aggregate notional amount of £50 million, and we received a final net payment of $1.9 million.

In March 2020, we entered into three foreign currency forward contracts to manage our exposure to movements in the British pound sterling, Euro, and Mexican peso. All three contracts have a maturity date of June 30, 2020. On the maturity date, the following will occur:

•	We will sell £32 million at a rate of 1.1902 British pound to U.S. dollar and receive $38.1 million.

•	We will sell €6 million at a rate of 1.0921 Euro to U.S. dollar and receive $6.6 million.

•	We will sell $2.1 million at a rate of 24.2040 U.S. dollar to Mexican peso and receive MXN$50 million.

These contracts are recognized at fair value in the Consolidated Balance Sheets and are valued using pricing models that rely on market observable inputs such as current exchange rates, which are classified as Level 2 inputs within the fair value hierarchy. We have not designated these contracts as cash flow hedges for accounting purposes, therefore, all changes in fair value are recorded in “Other expense, net.”

Fair Values of Derivatives on the Consolidated Balance Sheets

The fair values of our derivatives and their location on the Consolidated Balance Sheets as of December 31, 2019 and March 31, 2020 were as follows:

		December 31, 2019		March 31, 2020
(In millions)		Assets	Liabilities	Assets	Liabilities
Derivatives not designated as hedging instruments	Location
Interest rate swaps	Other current liabilities	$—	$3.5	$—	$—
Interest rate swaps	Other non-current liabilities	—	33.1	—	—
Foreign currency contracts	Other current assets	1.4	—	2.2	—
Foreign currency contracts	Other current liabilities	—	2.9	—	2.3

Total		$1.4	$39.5	$2.2	$2.3

Derivatives designated as hedging instruments	Location
Interest rate swaps	Other current liabilities	$—	$—	$—	$15.4
Interest rate swaps	Other non-current liabilities	—	—	—	78.4

Total		$—	$—	$—	$93.8

For financial statement presentation purposes, we do not offset assets and liabilities under master netting arrangements and all amounts above are presented on a gross basis. The following table, however, is presented on a net asset and net liability basis:

	December 31, 2019			March 31, 2020
(In millions)	Gross Amounts on Balance Sheet	Effect of Counter- Party Netting	Net Amounts	Gross Amounts on Balance Sheet	Effect of Counter- Party Netting	Net Amounts
Assets
Foreign currency contracts	$1.4	$(1.4)	$—	$2.2	$(0.6)	$1.6

Total	$1.4	$(1.4)	$—	$2.2	$(0.6)	$1.6

Liabilities
Interest rate swaps	$36.6	$—	$36.6	$93.8	$—	$93.8
Foreign currency contracts	2.9	(1.4)	1.5	2.3	(0.6)	1.7

Total	$39.5	$(1.4)	$38.1	$96.1	$(0.6)	$95.5

Effect of Derivatives on the Consolidated Statements of Comprehensive Loss

The effect of our derivatives and their location on the Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2019 and 2020 was as follows:

		Three Months Ended March 31,
(In millions)		2019	2020
Derivatives not designated as hedging instruments	Location
Interest rate swaps	Interest expense	$(18.8)	$(3.2)
Foreign currency contracts	Other expense, net	(2.1)	3.3

Derivatives designated as hedging instruments	Location
Interest rate swaps(1)	Interest expense	$—	$0.5

(1)	Includes amortization of off-market swap value of $1.2 million, partially offset by interest expense recognized of $0.7 million for the three months ended March 31, 2020.

Interest expense was $89.0 million and $72.0 million for the three months ended March 31, 2019 and 2020, respectively. As of March 31, 2020, the amount of cash flow hedge losses included within “Accumulated other comprehensive income (loss)” that is expected to be reclassified as an increase to “Interest expense” over the next 12 months is approximately $13.1 million. See Note 12, “Accumulated Other Comprehensive Income (Loss),” for information regarding changes in fair value of our derivatives designated as hedging instruments.

Credit-risk-related Contingent Features

We have agreements with interest rate swap counterparties that contain a provision whereby if we default on any of our material indebtedness, then we could also be declared in default of our interest rate swap agreements. As of March 31, 2020, certain of our interest rate swap agreements with an aggregate fair value of $93.8 million were in a net liability position.

11. Divestitures

On February 1, 2017, we completed the sale of assets of our Mailgun business for total consideration of $40.2 million, which was comprised of an initial cash payment of $20.5 million, a promissory note with a fair value of $14.8 million, and an equity interest in the new entity, Mailgun Technologies, Inc. (“Mailgun Technologies”) with a fair value of $4.9 million.

In March 2019, we received $18.0 million in cash from Mailgun Technologies as repayment for the promissory note balance of $15.9 million, which included accrued interest of $1.2 million. As such, we recorded a gain of $2.1 million, which is reflected within “Gain on sale” in the Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2019.

12. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consisted of the following:

(In millions)	Accumulated Foreign Currency Translation Adjustments	Accumulated Gains (Losses) on Derivative Contracts	Accumulated Other Comprehensive Income
Balance at December 31, 2018	$—	$—	$—
Foreign currency translation adjustments, net of tax expense of $0.7	10.6	—	10.6

Balance at March 31, 2019	$10.6	$—	$10.6

(In millions)	Accumulated Foreign Currency Translation Adjustments	Accumulated Losses on Derivative Contracts	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2019	$12.0	$—	$12.0
Foreign currency translation adjustments, net of tax benefit of $1.2	(20.4)	—	(20.4)
Unrealized losses on derivative contracts, net of tax benefit of $14.0	—	(40.7)	(40.7)
Amount reclassified from Accumulated comprehensive income (loss) into earnings, net of tax benefit of $0.1(1)	—	(0.4)	(0.4)

Balance at March 31, 2020	$(8.4)	$(41.1)	$(49.5)

(1)	Includes amortization of off-market swap value of $1.2 million, partially offset by interest expense recognized of $0.7 million for the three months ended March 31, 2020.

13. Related Party Transactions

On November 3, 2016, we entered into management consulting agreements with affiliates of Apollo and Searchlight and on November 15, 2017, in connection with the Datapipe acquisition, we entered into a management consulting agreement with ABRY. For the three months ended March 31, 2019 and 2020, we recorded $2.9 million and $3.6 million, respectively, of consulting fees within “Selling, general and administrative” expenses in the Consolidated Statements of Comprehensive Loss.

Affiliates of ABRY are also Term Loan Facility lenders under the First Lien Credit Agreement. As of March 31, 2020, the outstanding principal amount of the Term Loan Facility was $2,817.3 million, of which $53.0 million, or 1.9%, is due to ABRY affiliates.

We may pay additional fees to affiliates of Apollo, Searchlight, and ABRY associated with future transactions.

14. Segment Reporting

We have organized our operations into the following three operating segments, which correspond directly to our reportable segments: Multicloud Services, Apps & Cross Platform, and OpenStack Public Cloud. Our segments are based upon a number of factors, including, the basis for our budgets and forecasts, organizational and management structure and the financial information regularly used by our Chief Operating Decision Maker to make key decisions and to assess performance. We assess financial performance of our segments on the basis of revenue and adjusted gross profit, which is a non-GAAP measure of profitability. For the calculation of adjusted gross profit, we allocate certain costs, such as data center operating costs, customer support costs, license expense, and depreciation, to our segments generally based on segment revenue.

The table below presents a reconciliation of revenue by reportable segment to consolidated revenue and a reconciliation of segment adjusted gross profit to total consolidated gross profit for the three months ended March 31, 2019 and 2020.

	Three Months Ended
(In millions)	March 31, 2019	March 31, 2020
Revenue by segment:
Multicloud Services	$452.8	$507.9
Apps & Cross Platform	78.1	81.5
OpenStack Public Cloud	76.0	63.3

Total consolidated revenue	$606.9	$652.7

Adjusted gross profit by segment:
Multicloud Services	$189.4	$196.8
Apps & Cross Platform	28.9	30.1
OpenStack Public Cloud	39.8	29.3
Less:
Share-based compensation expense	(1.0)	(1.8)
Other compensation expense(1)	(0.5)	(1.9)
Purchase accounting impact on revenue(2)	0.1	—
Purchase accounting impact on expense(2)	(2.4)	(1.9)
Restructuring and transformation expenses(3)	(3.4)	(1.3)

Total consolidated gross profit	$250.9	$249.3

(1)

Adjustments for expense related to the cash settlement of unvested equity awards that were outstanding at the consummation of the Rackspace Acquisition, retention bonuses, mainly in connection with restructuring and transformation projects, and the related payroll tax.

(2)	Adjustment for the impact of purchase accounting from the Rackspace Acquisition on revenue and expenses.
(3)	Adjustment for the impact of business transformation and optimization activities, as well as associated severance, facility closure costs and lease termination expenses.

rackspace technology

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission (the “SEC”), the stock exchange listing fee, the filing fee for the Financial Industry Regulatory Authority (“FINRA”) and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:

SEC registration fee		$12,980
Stock exchange listing fee		*
FINRA filing fee		$15,500
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s certificate of incorporation provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement we enter into in connection with the sale of common stock being registered will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

We expect to enter into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants. Such information is rounded to the nearest whole number.

Common Stock

•	On April 10, 2017, we issued an aggregate of 726,000 shares of our common stock to board members and employees for total proceeds of $6.1 million.

•	On April 11, 2017, we issued 30,000 shares of our common stock to AP Inception Co-invest, L.P. for total proceeds of $0.3 million.

•	On April 12, 2017, we issued an aggregate of 36,000 shares of our common stock to employees for total proceeds of $0.3 million.

•	On April 14, 2017, we issued 24,000 shares of our common stock to an employee for total proceeds of $0.2 million.

•	On April 18, 2017, we issued 12,000 shares of our common stock to an employee for total proceeds of $0.1 million.

•	On April 20, 2017, we issued 12,000 shares of our common stock to an employee for total proceeds of $0.1 million.

•	On May 1, 2017, we issued 30,000 shares of our common stock to an employee for total proceeds of $0.3 million.

•	On May 3, 2017, we issued 12,000 shares of our common stock to an employee for total proceeds of $0.1 million.

•	On May 9, 2017, we issued 12,000 shares of our common stock to an employee for total proceeds of $0.1 million.

•	On May 23, 2017, we issued 120,000 shares of our common stock to an employee for total proceeds of $1.0 million.

•	On May 31, 2017, we issued 9,000 shares of our common stock to an employee for total proceeds of $0.1 million.

•	On June 25 and June 26, 2017, in connection with the acquisition of TriCore, we issued an aggregate of 117,684 shares of our common stock to employees for total proceeds of $1.1 million.

•	On November 17, 2017, in connection with the acquisition of Datapipe, we issued 12,453,029 shares of our common stock to an ABRY affiliate in exchange for its equity interest in Datapipe.

•	On May 15, 2018, in connection with the acquisition of RelationEdge, we issued an aggregate of 200,737 shares of our common stock to employees for total proceeds of $3.1 million.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (“Section 4(a)(2)”)

or Rule 506 of Regulation D (“Rule 506”) promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

2017 Incentive Plan-Related Issuances

•

From January 1, 2017 through the date of the prospectus, we granted to our directors, employees, consultants and other service providers options to purchase 46,633,512 shares of our common stock with per share exercise prices ranging from $8.33 to $15.57 under the Rackspace Technology, Inc. Equity Incentive Plan (the “2017 Incentive Plan”).

•

From January 1, 2017 through the date of the prospectus, we issued to our directors, employees, consultants and other service providers an aggregate of 236,148 shares of our common stock at a per share purchase price ranging from $8.33 to $15.54 pursuant to exercises of options granted under the 2017 Incentive Plan.

•

From January 1, 2017 through the date of the prospectus, we granted to our directors and employees restricted stock units (“RSUs”) for an aggregate of 3,052,740 shares of our common stock under the 2017 Incentive Plan.

•	From January 1, 2017 through the date of the prospectus, our directors and employees received an aggregate of 263,940 shares of our common stock upon the vesting of RSUs under the 2017 Incentive Plan.

•

From January 1, 2017 through the date of the prospectus, we granted to our directors restricted stock awards (“RSAs”) for an aggregate of 65,844 shares of our common stock under the 2017 Incentive Plan.

•	From January 1, 2017 through the date of the prospectus, our directors received an aggregate of 38,352 shares of our common stock upon the vesting of RSAs under the 2017 Incentive Plan.

The offers, sales and issuances of the securities described in the immediately preceding section were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) in that the transactions were by an issuer and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors, consultants or other service providers and received the securities under the 2017 Incentive Plan.

In connection with the Stock Split, the Company issued approximately 151,760,933 shares of common stock.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The offers, sales and issuances of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1#	Form of Second Amended and Restated Certificate of Incorporation of Rackspace Technology, Inc., to become effective immediately prior to the completion of this offering

3.2#	Form of Second Amended and Restated Bylaws of Rackspace Technology, Inc., to become effective immediately prior to the completion of this offering

4.1#	Indenture, dated as of November 3, 2016, among Inception Merger Sub, Inc., the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

4.2#	Supplemental Indenture No. 1, dated as of November 3, 2016, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

4.3#	Supplemental Indenture No. 2, dated as of July 18, 2017, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

4.4#	Supplemental Indenture No. 3, dated as of December 14, 2017, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

4.5#	Supplemental Indenture No. 4, dated as of July 30, 2018, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantor named therein, and Wells Fargo Bank, National Association, as trustee

4.6#	Supplemental Indenture No. 5, dated as of October 3, 2019, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

4.7#	Supplemental Indenture No. 6, dated as of December 13, 2019, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered

10.1#	First Lien Credit Agreement, dated as of November 3, 2016, among Inception Parent, Inc., Inception Merger Sub, Inc., the lenders party thereto, and Citibank, N.A., as administrative agent

10.2#	Joinder to Credit Agreement, dated as of November 3, 2016, by Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.)

10.3#	Incremental Assumption and Amendment Agreement, dated as of December 20, 2016, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent

Exhibit Number	Exhibit Description

10.4#	Incremental Assumption and Amendment Agreement No. 2, dated as of June 21, 2017, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent

10.5#	Incremental Assumption and Amendment Agreement No. 3, dated as of November 15, 2017, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent

10.6#	Form of Amended and Restated Investor Rights Agreement by and among Rackspace Technology, Inc., Searchlight Capital II, L.P., Searchlight Capital II PV, L.P. and AP VIII Inception Holdings, L.P.

10.7#	Form of Amended and Restated Investor Rights Agreement by and among Rackspace Technology, Inc., DPH 123, LLC, ACE Investment Holdings, LLC, AP VIII Inception Holdings, L.P. and solely for the purposes of Section 4.1 thereof, ABRY Partners VIII, L.P.

10.8#	Form of Registration Rights Agreement by and among Rackspace Technology, Inc. and the Holders party thereto

10.9#	Agreement and Plan of Merger, dated as of September 6, 2017, among Rackspace Technology, Inc. (f.k.a. Inception Topco, Inc.), Drake Merger Sub I, Inc., Drake Merger Sub II, LLC, Inception Intermediate, Inc., Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), Datapipe Holdings, LLC, Datapipe Parent, Inc. and the key stockholders party thereto

10.10#	Receivables Financing Agreement, dated as of March 19, 2020, among Rackspace Receivables LLC, as borrower, the persons from time to time party thereto, as lenders and as group agents, BMO Capital Markets, as administrative agent and as arranger, and Rackspace US, Inc. as initial servicer

10.11†#	Employment Agreement, between Rackspace US, Inc. and Kevin Jones, effective as of March 13, 2019

10.12†#	Employment Agreement, between Rackspace US, Inc. and Dustin Semach, effective as of July 22, 2019, as amended

10.13†#	Employment Agreement, between Rackspace US, Inc. and Sid Nair, effective as of July 29, 2019

10.14†#	Employment Agreement, between Rackspace US, Inc. and Subroto Mukerji, effective as of July 1, 2019

10.15†#	First Amendment to the Employment Agreement, between Rackspace US, Inc. and Subroto Mukerji, dated as of September 11, 2019

10.16†#	Employment Agreement, between Rackspace US, Inc. and Vikas Gurugunti, effective as of July 2, 2019

10.17†#	Separation Agreement, between Rackspace US, Inc. and Joseph F. Eazor, effective as of April 23, 2019

10.18†#	Separation Agreement and Release, between Rackspace US, Inc. and Louis Alterman, dated as of August 30, 2019

Exhibit Number	Exhibit Description

10.19†#	Separation Agreement and Release, between Rackspace US, Inc. and Sandy Hogan, dated as of August 2, 2019

10.20†#	Form of Non-Qualified Stock Option Agreement between Rackspace Technology, Inc. and each of the named executive officers (other than the Chief Executive Officer)

10.21†#	Form of Non-Qualified Stock Option Agreement between Rackspace Technology, Inc. and the Chief Executive Officer

10.22†#	Form of Service-Based RSU Award Agreement between Rackspace Technology, Inc. and the Chief Executive Officer

10.23†#	Form of Performance-Based RSU Award Agreement between Rackspace Technology, Inc. and the Chief Executive Officer

10.24†#	Form of Non-Qualified Stock Option Agreement between Rackspace Technology, Inc. and certain of the Directors

10.25†#	Form of RSU Award Agreement between Rackspace Technology, Inc. and certain of the Directors

10.26†#	Form of RSA Award Agreement between Rackspace Technology, Inc. and certain of the Directors

10.27†#	Rackspace Technology, Inc. Equity Incentive Plan, dated as of April 7, 2017

10.28†#	Form of Rackspace Technology, Inc. 2020 Equity Incentive Plan

10.29†#	Form of Rackspace Technology, Inc. Employee Stock Purchase Plan

10.30†#	Form of Rackspace Technology, Inc. Annual Cash Incentive Plan

10.31†#	Rackspace Technology, Inc. Non-Employee Director Compensation Policy

10.32†*	Form of Indemnification Agreement

10.33†	Retention Agreement, between Rackspace US, Inc. and Dustin Semach, dated as of May 5, 2020

10.34*	Incremental Assumption Agreement No. 4, among Inception Parent, Inc., Rackspace Technology Global, Inc., the subsidiary loan parties, the lenders party thereto and Citibank, N.A., as administrative agent

21.1#	Subsidiaries of the registrant

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)

24.1#	Powers of Attorney

*	To be filed by amendment.
#	Previously filed.
†	Indicates management contract or compensatory plan.

(b) Financial Statement Schedule

See “Index to Consolidated Financial Statements” included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or the related notes contained in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1#	Form of Second Amended and Restated Certificate of Incorporation of Rackspace Technology, Inc., to become effective immediately prior to the completion of this offering

3.2#	Form of Second Amended and Restated Bylaws of Rackspace Technology, Inc., to become effective immediately prior to the completion of this offering

4.1#	Indenture, dated as of November 3, 2016, among Inception Merger Sub, Inc., the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

4.2#	Supplemental Indenture No. 1, dated as of November 3, 2016, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

4.3#	Supplemental Indenture No. 2, dated as of July 18, 2017, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

4.4#	Supplemental Indenture No. 3, dated as of December 14, 2017, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

4.5#	Supplemental Indenture No. 4, dated as of July 30, 2018, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantor named therein, and Wells Fargo Bank, National Association, as trustee

4.6#	Supplemental Indenture No. 5, dated as of October 3, 2019, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

4.7#	Supplemental Indenture No. 6, dated as of December 13, 2019, among Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered

10.1#	First Lien Credit Agreement, dated as of November 3, 2016, among Inception Parent, Inc., Inception Merger Sub, Inc., the lenders party thereto, and Citibank, N.A., as administrative agent

10.2#	Joinder to Credit Agreement, dated as of November 3, 2016, by Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.)

10.3#	Incremental Assumption and Amendment Agreement, dated as of December 20, 2016, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent

10.4#	Incremental Assumption and Amendment Agreement No. 2, dated as of June 21, 2017, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent

Exhibit Number	Exhibit Description

10.5#	Incremental Assumption and Amendment Agreement No. 3, dated as of November 15, 2017, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent

10.6#	Form of Amended and Restated Investor Rights Agreement by and among Rackspace Technology, Inc., Searchlight Capital II, L.P., Searchlight Capital II PV, L.P. and AP VIII Inception Holdings, L.P.

10.7#	Form of Amended and Restated Investor Rights Agreement by and among Rackspace Technology, Inc., DPH 123, LLC, ACE Investment Holdings, LLC, AP VIII Inception Holdings, L.P. and solely for the purposes of Section 4.1 thereof, ABRY Partners VIII, L.P.

10.8#	Form of Registration Rights Agreement by and among Rackspace Technology, Inc. and the Holders party thereto

10.9#	Agreement and Plan of Merger, dated as of September 6, 2017, among Rackspace Technology, Inc. (f.k.a. Inception Topco, Inc.), Drake Merger Sub I, Inc., Drake Merger Sub II, LLC, Inception Intermediate, Inc., Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), Datapipe Holdings, LLC, Datapipe Parent, Inc. and the key stockholders party thereto

10.10#	Receivables Financing Agreement, dated as of March 19, 2020, among Rackspace Receivables LLC, as borrower, the persons from time to time party thereto, as lenders and as group agents, BMO Capital Markets, as administrative agent and as arranger, and Rackspace US, Inc. as initial servicer

10.11†#	Employment Agreement, between Rackspace US, Inc. and Kevin Jones, effective as of March 13, 2019

10.12†#	Employment Agreement, between Rackspace US, Inc. and Dustin Semach, effective as of July 22, 2019, as amended

10.13†#	Employment Agreement, between Rackspace US, Inc. and Sid Nair, effective as of July 29, 2019

10.14†#	Employment Agreement, between Rackspace US, Inc. and Subroto Mukerji, effective as of July 1, 2019

10.15†#	First Amendment to the Employment Agreement, between Rackspace US, Inc. and Subroto Mukerji, dated as of September 11, 2019

10.16†#	Employment Agreement, between Rackspace US, Inc. and Vikas Gurugunti, effective as of July 2, 2019

10.17†#	Separation Agreement, between Rackspace US, Inc. and Joseph F. Eazor, effective as of April 23, 2019

10.18†#	Separation Agreement and Release, between Rackspace US, Inc. and Louis Alterman, dated as of August 30, 2019

10.19†#	Separation Agreement and Release, between Rackspace US, Inc. and Sandy Hogan, dated as of August 2, 2019

10.20†#	Form of Non-Qualified Stock Option Agreement between Rackspace Technology, Inc. and each of the named executive officers (other than the Chief Executive Officer)

10.21†#	Form of Non-Qualified Stock Option Agreement between Rackspace Technology, Inc. and the Chief Executive Officer

Exhibit Number	Exhibit Description

10.22†#	Form of Service-Based RSU Award Agreement between Rackspace Technology, Inc. and the Chief Executive Officer

10.23†#	Form of Performance-Based RSU Award Agreement between Rackspace Technology, Inc. and the Chief Executive Officer

10.24†#	Form of Non-Qualified Stock Option Agreement between Rackspace Technology, Inc. and certain of the Directors

10.25†#	Form of RSU Award Agreement between Rackspace Technology, Inc. and certain of the Directors

10.26†#	Form of RSA Award Agreement between Rackspace Technology, Inc. and certain of the Directors

10.27†#	Rackspace Technology, Inc. Equity Incentive Plan, dated as of April 7, 2017

10.28†#	Form of Rackspace Technology, Inc. 2020 Equity Incentive Plan

10.29†#	Form of Rackspace Technology, Inc. Employee Stock Purchase Plan

10.30†#	Form of Rackspace Technology, Inc. Annual Cash Incentive Plan

10.31†#	Rackspace Technology, Inc. Non-Employee Director Compensation Policy

10.32†*	Form of Indemnification Agreement

10.33†	Retention Agreement, between Rackspace US, Inc. and Dustin Semach, dated as of May 5, 2020

10.34*	Incremental Assumption Agreement No. 4, among Inception Parent, Inc., Rackspace Technology Global, Inc., the subsidiary loan parties, the lenders party thereto and Citibank, N.A., as administrative agent

21.1#	Subsidiaries of the registrant

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)

24.1#	Powers of Attorney

*	To be filed by amendment.
#	Previously filed.
†	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Antonio, Texas, on the 20th day of July, 2020.

Rackspace Technology, Inc.

By:	/s/ Kevin Jones
Name: Kevin Jones
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kevin Jones Kevin Jones	Chief Executive Officer; Director (Principal Executive Officer)	July 20, 2020

/s/ Dustin Semach Dustin Semach	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 20, 2020

* Susan Arthur	Director	July 20, 2020

* Jeffrey Benjamin	Director	July 20, 2020

* Timothy Campos	Director	July 20, 2020

* Dhiren Fonseca	Director	July 20, 2020

* Mitch Garber	Director	July 20, 2020

* Darren Glatt	Director	July 20, 2020

* Brian St. Jean	Director	July 20, 2020

Signature	Title	Date

* David Sambur	Director	July 20, 2020

* Aaron Sobel	Director	July 20, 2020

*By	/s/ Dustin Semach
Dustin Semach
Attorney-in-Fact